Form 20-F
period 2003-12-31
ALFA LAVAL SPECIAL FINANCE AB
filed 2004-04-26
CIK 1144396

As filed with the Securities and Exchange Commission on April 23, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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
TO SECTION 15(d) OF THE ACT:

12 1/8% Senior Notes due 2010

The number of outstanding shares of Alfa Laval Special Finance AB’s classes of capital or common stock as of December 31, 2003:

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

Item 17 ☒  Item 18 ☐

INTRODUCTION

The discussion under the caption “Item 5: Operating and Financial Review and Prospects” in this annual report contains references to Swedish kronor amounts on a constant exchange rate basis.  These Swedish kronor amounts, which also include the impact of Alfa Laval’s hedging activities, have been converted from a variety of foreign currencies, including the euro at a rate of €1.00 = SEK 9.1180, the average rate calculated on monthly closing rates issued by Reuters.

Certain amounts and percentages included in this annual report have been rounded and accordingly may not total.

FORWARD-LOOKING STATEMENTS

This annual report includes various forward-looking statements and includes assumptions about future market conditions, operations and results.  These statements appear in a number of places, including “Item 3.D: Key Information—Risk Factors”, “Item 4.B: Information about the Company—Business Overview” and “Item 5: Operating and Financial Review and Prospects”, and include statements regarding our intentions, beliefs or current expectations.  The words “believe”, “expect”, “anticipate”, “intend” or “plan” and similar expressions identify certain of such forward-looking statements.  Others can be identified from the context in which the statements are made.  Actual events or results may differ materially as a result of risks and uncertainties that we face.  Important factors that could cause these differences include:

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

We caution you that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  We also caution you that actual results may differ materially from those made in or suggested by the forward-looking statements as a result of various factors.  The information contained in this annual report, including, without limitation, the information under “Item 3.D: Key Information—Risk Factors”, “Item 4.B: Information about the Company—Business Overview” and “Item 5: Operating and Financial Review and Prospects” identify important factors that could cause such differences.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

CERTAIN DEFINITIONS

Unless otherwise noted, reference in this annual report to:

•                                          “Acquisition” refers to the acquisition by Industri Kapital and others, as described herein, of all of the outstanding capital stock of the former Alfa Laval Holding AB from Zarus Holding B.V., now operating under the name of Tetra Laval B.V.;

•                                          “Alfa Laval AB” means Alfa Laval AB, our parent holding company;

•                                          “Alfa Laval Special Finance”, “Company”, “we”, “our” and “us” mean Alfa Laval Special Finance AB, a limited liability company registered under the laws of Sweden, and, where the context requires, its consolidated subsidiaries, which include the Guarantor;

•                                          “Alfa Laval Special Finance Group” means Alfa Laval Special Finance AB and the subsidiaries in which it holds more than 50 percent;

•                                          “Bond Loan” or, where the context so requires “Senior Notes” means the €220 million 12 1/8% senior notes due 2010 issued by us on November 9, 2000 and guaranteed on a senior subordinated basis by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor (as defined below);

•                                          “EBITA” means Earnings Before Interest, Tax and Amortisation and is calculated as operating income or loss (including share of earnings from associated companies), before interest, taxes and goodwill Amortisation.  In addition, we have added back to EBITA depreciation expense recorded on the additional basis recognised on certain tangible and intangible assets in connection with the Acquisition (“Step-Up Depreciation”) when calculating EBITA because we view the step-up in asset values as equivalent to goodwill and the Step-Up Depreciation as equivalent to goodwill Amortisation;

The following table shows how EBITA is calculated for 1999, 2000 un-audited pro forma combined, 2001, 2002 and 2003:

	Year Ended December 31,
		Un-audited Pro Forma Combined
	1999	2000	2001	2002	2003
	(SEK millions)

Operating Income	249	810	1,233	1,224	1,144
Amortisation of goodwill	715	164	178	188	191
Step-Up Depreciation	—	316	334	319	303
EBITA	964	1,290	1,745	1,731	1,638

•                                          “EBITDA” means Earnings Before Interest, Tax, Depreciation and Amortisation and is calculated as operating income or loss (including share of earnings from associated companies), before interest, taxes, depreciation and goodwill Amortisation.  In addition, we have added back to EBITDA depreciation expense recorded on the additional basis recognised on certain tangible and intangible assets in connection with the Acquisition (“Step-Up Depreciation”) when calculating EBITDA because we view the step-up in asset values as equivalent to goodwill and the Step-Up Depreciation as equivalent to goodwill Amortisation;

The following table shows how EBITDA is calculated for 1999, 2000 un-audited pro forma combined, 2001, 2002 and 2003:

	Year Ended December 31,
		Unaudited Pro Forma Combined
	1999	2000	2001	2002	2003
	(SEK millions)

Operating Income	249	810	1,233	1,224	1,144
Depreciation	476	466	400	331	293
Amortisation of goodwill	715	164	178	188	191
Step-Up Depreciation	—	316	334	319	303
EBITDA	1,440	1,756	2,145	2,062	1,931

•                                          “Existing Senior Credit Facility” means the senior facilities agreement dated April 29, 2002 as amended and restated on July 11, 2002 entered into by Alfa Laval Treasury International AB and Alfa Laval US Treasury Inc., as borrowers, and Alfa Laval Special Finance AB and others as guarantors for a maximum principal amount of €575 million, being €425 million term loan facilities and €150 million revolving loan facilities.  This facility was refinanced with the proceeds of the New Senior Credit Facility on April 19, 2004;

•                                          “Group” means Alfa Laval Special Finance AB and the subsidiaries in which it holds more than 50 percent for the period after August 24, 2000 and it means the former Alfa Laval Holding AB and the subsidiaries in which it held more than 50 percent for the period up to August 24, 2000;

•                                          “Guarantor” and “Alfa Laval Holding” means Alfa Laval Holding AB (formerly known as Alfa Laval Credit Finance AB and before that Alfa Laval Bostadsförvaltning AB), a limited company being a subsidiary of Alfa Laval Special Finance AB, registered under the laws of Sweden. Alfa Laval Credit Finance AB was renamed Alfa Laval Holding AB as part of its merger with its subsidiary Alfa Laval Holding AB in 2003;

•                                          “Industri Kapital” means Industri Kapital Ltd., a private equity firm, together with, and, where the context requires, certain investment funds advised by Industri Kapital Ltd. and certain of its affiliates;

•                                          “Industri Kapital 2000” means a number of limited partnerships, commonly referred to as the Industri Kapital 2000 Fund, the general partner of each of which is Industri Kapital 2000 Ltd. Industri Kapital 2000 Ltd. is advised by Industri Kapital;

•                                          “Intercreditor Agreement” has the meaning given under the caption “Item 5.B: Liquidity and Capital Resources—Intercreditor Agreement”;

•                                          “Management Warrants” means warrants to subscribe for 3,721,310 ordinary shares held by executive officers of Alfa Laval AB and having an exercise price of approximately SEK 59.5 per share.  These warrants were exercised on April 23, 2002;

•                                          “New Intercreditor Agreement” has the meaning given under the caption “Item 5.B:  Liquidity and Capital Resources — New Intercreditor Agreement”;

•                                          “New Senior Credit Facility” means the senior multi-currency revolving facilities agreement dated April 15, 2004 entered into by Alfa Laval Treasury International AB and Alfa Laval US Treasury Inc., as borrowers, and Alfa Laval AB (publ) and others, as guarantors, for a maximum principal amount of U.S.$325 million and €150 million;

•                                          “Offering” means the offering by Alfa Laval AB, Industri Kapital 2000, Tetra Laval B.V. and certain of Alfa Laval AB’s officers and directors of 56,515,022 ordinary shares in Alfa Laval AB.  The ordinary shares in Alfa Laval AB were offered pursuant to an institutional offering, a public offering to investors in Sweden and an employee offering to employees in Denmark, Finland, Norway and Sweden.  The ordinary shares offered were delivered to purchasers on May 23, 2002.  Alfa Laval AB listed its ordinary shares on the O-list of the Stockholm Exchange at that time.  The ordinary shares of Alfa Laval AB were offered in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States in compliance with Regulation S under the Securities Act;

•                                          “Predecessor” or “the former Alfa Laval Holding” means the former Alfa Laval Holding AB, including its consolidated subsidiaries.  The former Alfa Laval Holding AB was an indirect wholly owned subsidiary of Alfa Laval AB and was during 2003 merged into Alfa Laval Credit Finance AB, which was then renamed Alfa Laval Holding AB;

•                                          “Previous Senior Credit Facility” means the senior facilities agreement dated August 22, 2000 entered into by Alfa Laval AB, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) as borrower and other Group companies for a maximum principal amount of €651.8 equivalent term loan facilities and € 475 million equivalent revolving loan facilities.  This facility was refinanced with the proceeds of the Existing Senior Credit Facility on May 28, 2002;

•                                          “Senior Notes”. See “Bond Loan” above.

•                                          “Share Sale and Purchase Agreement” means the agreement dated June 16, 2000, as amended on August 24, 2000, relating to the Acquisition;

•                                          “Subordinated Loan” means the €200.0 million subordinated vendor loan, extended by Tetra Laval Finance Limited.  Alfa Laval AB used the proceeds from the Offering and the exercise of the Management Warrants and drawings under the Existing Senior Credit Facility to repay the Subordinated Loan, together with accrued and unpaid interest thereon, on May 23, 2002;

•                                          “Tetra Laval” and “Tetra Laval Group” means Tetra Laval and its affiliated entities as of the date of this annual report;

•                                          “Tetra Pak” and “Tetra Pak Group” means Tetra Pak International S.A. and all affiliated companies which are under the management control of Tetra Pak International S.A.;

•                                          “Tetra Laval B.V.” means Zarus Holding B.V., a member of the Tetra Laval Group, now operating under the name Tetra Laval B.V. and;

•                                          “Vendor” means Tetra Laval B.V..

For definitions of operating data and key ratios used throughout this annual report, see “Item 3.A—Key Information—Definitions of Operating Data and Key Ratios”.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

3.A. Selected Financial Data

Alfa Laval Special Finance AB

The table below sets forth (a) selected audited consolidated financial data of the former Alfa Laval Holding and its subsidiaries, Alfa Laval’s predecessor, for the year ended December 31, 1999, (b) selected unaudited pro forma combined financial data for Alfa Laval Special Finance AB for the year ended December 31, 2000, and (c) selected audited consolidated financial data for Alfa Laval Special Finance AB for the years ended December 31, 2001, 2002 and 2003.  We acquired the former Alfa Laval Holding on August 24, 2000.  The selected consolidated financial data set forth below as of and for the financial years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from, and are qualified by reference to, Alfa Laval Special Finance AB’s consolidated financial statements and those of its predecessor, which have been audited by Ernst & Young, independent public accountants.  The consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain material respects from US GAAP.  The principal differences between Swedish GAAP and US GAAP, as applicable to Alfa Laval Special Finance AB and the Predecessor, are summarised in note 33 to our audited consolidated financial statements included elsewhere in this annual report.

The following information should be read in conjunction with (i) ”Item 3.A: Key Information—Unaudited Pro Forma Consolidated Financial Information”, (ii) ”Item 5: Operating and Financial Review and Prospects” and (iii) the audited consolidated financial statements of Alfa Special Finance AB and its Predecessor included elsewhere in this annual report.

Selected Consolidated Historical Financial Data for

Alfa Laval Special Finance AB

Year Ended December 31 1999	Period ended August 23 2000	Period Ended December 31 2000	Pro Forma(1) Combined 2000	Year Ended December 31 2001	Year Ended December 31 2002	Year Ended December 31 2003
Predecessor	Successor
(SEK millions, unless otherwise stated)

Consolidated Statement of Operations Data:
Swedish GAAP:
Net sales	14,405	9,295	5,717	15,012	15,830	14,595	13,909
Cost of goods sold	(9,355)	(5,963)	(3,951)	(10,124)	(10,348)	(9,262)	(8,976)
Gross profit	5,051	3,333	1,766	4,888	5,482	5,333	4,933
Other operating expenses:
Sales costs	(2,695)	(1,748)	(835)	(2,584)	(2,443)	(2,115)	(2,246)
Administrative costs	(976)	(643)	(218)	(862)	(787)	(1,027)	(866)
Research and development costs	(435)	(279)	(162)	(441)	(341)	(355)	(368)
Other operating income/(costs)	(11)	(69)	(88)	(157)	(504)	(395)	(124)
Goodwill amortisation	(715)	(485)	(55)	(164)	(178)	(188)	(191)
Comparison distortion items	30	523	(394)	130	5	(29)	6
Operating income/(loss)	249	631	14	810	1,233	1,224	1,144
Interest and other financial income/(costs)	(133)	(125)	(329)	(802)	(861)	(764)	(327)
Income/(loss) before taxes and minority interests	116	506	(315)	8	373	460	817
Income tax benefit/(expense)	(333)	(245)	(56)	(105)	26	(218)	(134)
Minority interests	(27)	(36)	(12)	(48)	(32)	(34)	(42)
Net income/(loss)	(244)	225	(383)	(145)	367	208	641

US GAAP:
Net income/(loss)	223	447	(443)	(316)	294	633	1,017
Income/(loss) from continuing operations before cumulative effect of change in accounting principle	201	447	(443)	(316)	356	633	1,017
Depreciation and Amortisation	757	516	346	N/A	883	704	651
Ratio of earnings to fixed charges, times(3)	2.9	x	4.0	x	—	N/A	1.3	x	2.2	x	3.6	x

Operating Data and Key Ratios(2):
Orders received	13,897	10,301	5,073	15,374	15,894	14,675	14,145
Order backlog	3,532	N/A	N/A	4,063	4,314	4,340	4,021
Gross margin,%	35.1%	35.9%	30.9%	32.6%	34.6%	36.5%	35.5%
Operating income	249	631	14	810	1,233	1,224	1,144
Operating margin%	1.7%	6.8%	0.2%	5.4%	7.8%	8.4%	8.2%
EBITDA	1,440	1,427	329	1,756	2,145	2,062	1,931
EBITA	964	1,116	174	1,290	1,745	1,730	1,638
EBITDA margin,%	10.0%	15.4%	5.8%	11.7%	13.6%	14.1%	13.9%
EBITA margin,%	6.7%	12.0%	3.0%	8.6%	11.0%	11.9%	11.8%

	Year Ended December 31 1999		Period ended August 23 2000		Period Ended December 31 2000		Pro Forma(1) Combined 2000		Year Ended December 31 2001		Year Ended December 31 2002		Year Ended December 31 2003
	Predecessor				Successor
	(SEK millions, unless otherwise stated)

Depreciation and amortisation	1,191		796		315		946		912		838		787
Investment in fixed assets	431		133		179		312		275		277		259
Return on capital employed,%	15.2%		N/A		N/A		16.1%		18.5%		20.3%		22.2%
Capital employed	6,357		N/A		N/A		8,013		9,415		8,527		7,370
Capital turnover rate, times	2.3	x	N/A		N/A		1.9	x	1.7	x	1.7	x	1.9	x
Return on equity,%	N/M		N/A		N/M		N/M		10.1%		4.7%		14.6%
Equity/assets ratio,%	26.3%		N/A		16.8%		16.8%		20.6%		28.6%		30.0%
Net debt/equity ratio, times	0.9	x	N/A		N/A		2.1	x	1.6	x	0.8	x	0.5	x
Average number of employees	11,696		N/A		N/A		11,001		9,693		9,292		9,194
Interest coverage ratio, times	5.9	x	5.4	x	0.75	x	2.0	x	2.5	x	3.4	x	5.0	x
Ratio of earnings to fixed charges, times(3)	1.3	x	3.2	x	—		N/A		1.4	x	1.6	x	2.6	x
Consolidated Cash Flow Statement Data:
Swedish GAAP:
Cash flows from operating activities	1,324		587		583		1,630		1,977		2,047		1,488
Cash flows from investing activities	(600)		278		(8,563)		(8,284)		112		(548)		(457)
Cash flows from financing activities	(586)		(997)		8,381		6,618		(2,069)		(1,443)		(1,002)
Consolidated Balance Sheet Data:
Swedish GAAP:
Cash and bank and other current deposits	960		N/A		1,230		1,230		960		1,020		1,213
Net working capital, excluding financial items	3,346		N/A		3,458		3,458		3,323		2,151		1,729
Total assets	12,704		N/A		18,791		18,791		17,637		15,427		14,685
Total interest bearing debt	3,750		N/A		7,880		7,880		6,652		4,519		3,614
Total shareholders’ equity	3,343		N/A		3,165		3,165		3,629		4,413		4,402
US GAAP:
Total assets	13,544		N/A		19,530		19,530		18,731		16,477		15,786
Total interest bearing debt	3,750		N/A		7,880		7,880		6,847		4,683		3,727
Total shareholders’ equity	4,963		N/A		3,537		3,537		4,099		5,168		5,304

(1)                                                          Adjusted to give effect to the Acquisition and related financing, including the issue of the Senior Notes, as if they had occurred on January 1, 2000.  See “Unaudited Pro Forma Consolidated Financial Information” appearing on page I-10 of this annual report for a description of the pro forma adjustments made to the 2000 accounts.

(2)                                                          For definitions, see “Definitions of Operating Data and Key Ratios” below.

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

Represents the total of orders received from customers during the year.  Management believes that orders received represents a measure of current demand a for the Group’s products and services.  Orders received cannot be directly related to future annual revenues due to the nature of certain orders (long-term contracts), which may be recognised in earnings over several periods.

Order backlog	—

Represents total orders received, which have not yet been recognised as revenues.  Management believes that order backlog provides a general indication of the trend a of future net sales as the Group’s order backlog represents orders for products and services which management expect to complete and recognise as revenue in future periods.

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

EBITA is not a measure of operating performance calculated in accordance with Swedish GAAP or US GAAP.  EBITA should not be considered a substitute for operating income, net income, cash flow from operating activities or other statement of operations data as determined in accordance with Swedish GAAP or US GAAP, or as a measure of profitability or liquidity.  EBITA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements.  EBITA is included as supplemental disclosure, because we believe that it, when considered in connection with cash flows from operating, investing and financing activities, provides useful information to investors and because management considers this a key measure used to evaluate financial operating performance.  EBITA, as it is generally defined, is calculated as operating income or loss (including share of earnings from associated companies), before interest, taxes and goodwill amortisation.  In addition, we have added back to EBITA depreciation expense recorded on the additional basis recognised on certain tangible and intangible assets in connection with the Acquisition (“Step-Up Depreciation”) when calculating EBITA because we view the step-up in asset values as equivalent to goodwill and the Step-Up Depreciation as equivalent to goodwill amortisation.  Step-Up Depreciation totaled SEK 303 million in 2003, SEK 319 million in 2002, SEK 334 million in 2001 and SEK 316 million for 2000 on a pro forma annual basis.  This Step-Up Depreciation is included in costs of goods sold in our financial statements.  EBITA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.  Since all companies do not calculate EBITA identically, the presentation of EBITA may not be comparable to similarly entitled measures of other companies.

Operating income	—	Gross profit less operating expenses (including comparison distortion items).

Operating margin (%)	—	The ratio of Operating income to net sales expressed as a percentage.

EBITDA margin (%)	—	The ratio of EBITDA to net sales expressed as a percentage.

EBITA margin (%)	—	The ratio of EBITA to net sales expressed as a percentage.

Investment in fixed assets	—	Cash flows used to acquire and/or maintain plant, property and equipment (Investments in fixed assets under cash flow from investing activities in the consolidated cash flow statement).

Return on capital employed%	—	EBITA in relation to average capital employed, expressed as a percentage.

Capital employed	—

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

Capital turnover rate, times	—	Ratio of net sales to average capital employed.

Return on equity%	—	The ratio of net income divided by total equity expressed as a percentage.

Total interest bearing debt	—

Total interest bearing debt comprises the sum of long-term liabilities, liabilities to credit institutions as reported under current liabilities, capitalised financial leases, and interest bearing pension liabilities.

Net debt	—	Net debt comprises total interest bearing debt (see definition above) less cash and bank and other current deposits.

Equity/assets ratio%	—	The ratio of total equity to total assets expressed as a percentage.

Net debt/equity ratio	—	Ratio of net debt (see definition below) to total equity, expressed as a multiple.

Interest coverage ratio, times	—	The ratio of EBITDA less interest and other financial income/(costs), plus interest costs to interest costs, expressed as a multiple.

Net working capital excluding financial items	—	Current assets, excluding cash and bank and other current deposits, less current liabilities excluding liabilities to credit institutions.

Ratio of earnings to fixed charges	—

The ratio of earnings (as defined) to fixed charges, expressed as a multiple.  Earnings are defined as income before taxes plus fixed charges.  Fixed charges are defined as interest expenses plus one-third of rental expense on operating leases, which represents the portion of rental expenses deemed to be attributable to interest.

Unaudited Pro Forma Consolidated Financial Information for

Alfa Laval Special Finance AB

The unaudited pro forma consolidated financial information for the year ended December 31, 2000 has been prepared on the basis of our audited consolidated statement of operations and the audited consolidated statement of operations of the former Alfa Laval Holding, our predecessor, for 2000 included elsewhere in this annual report, which has been prepared in accordance with Swedish GAAP.  Swedish GAAP differs in certain significant respects from US GAAP.  See note 33 to our consolidated financial statements for the year ended December 31, 2000, included elsewhere in this annual report for a description of such differences, as they apply to Alfa Laval Special Finance AB.  This pro forma consolidated financial information has not been prepared in accordance with Article 11 of Regulation S-X.  The audited consolidated information has been adjusted to give effect to the Acquisition and related financing transactions including the offering of the Senior Notes, in each case as if such transactions had been completed on January 1, 2000, as described in the notes set forth below.  In addition, the pro forma consolidated financial information has been adjusted to reflect purchase accounting under US GAAP.  The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.  The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition would actually have been had such transactions in fact occurred on January 1, 2000 or to project our results of operations for any future period or our financial condition for any future date.  The unaudited pro forma consolidated financial information should be read in conjunction with “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

Alfa Laval Special Finance AB

Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2000

	Swedish GAAP				US GAAP
	Predecessor period ended August 23, 2000	Successor period ended December 31, 2000	Pro Forma Adjustments		Pro Forma CombinedYear ended December 31, 2000	Adjustments	Pro Forma Year ended December 31, 2000
	(SEK millions)

Consolidated Statement of Operating Data:
Net sales	9,295	5,717			15,012	(200)	14,812
Cost of goods sold	(5,963)	(3,951)	(210	)(1)	(10,124)	(82)	(10,206)

Gross profit	3,332	1,766			4,888		4,606
Other operating expenses:
Sales costs	(1,749)	(835)			(2,584)		(2,584)
Administration costs	(643)	(218)			(861)	61	(800)
Research and development costs	(279)	(162)			(441)	(45)	(486)
Other operating income	258	268			525	30	555
Other operating costs	(327)	(356)			(683)	(291)	(974)
Goodwill amortisation	(485)	(55)	376	(2)	(164)	6	(158)
Comparison distortion items	524	(394)			130	394	524
Operating income/(loss)	631	14			810		683
Interest and other financial income	139	111			250		250
Interest and other financial costs	(264)	(440)	(348	)(3)	(1,052)	(10)	(1,061)
Income/(loss) after financial items before taxes and minority interests	506	(315)			8		(128)
Income tax benefit/(expense)	(245)	(56)	195	(4)	(105)	(34)	(140)
Minority interests	(36)	(12)			(48)		(48)
Net income/(loss)	225	(383)			(145)		(316)

Notes to the Unaudited Pro Forma Financial Data for 2000

Swedish GAAP adjustments for the Acquisition and related financing, including the offering of Senior Notes

The pro forma adjustments described below reflect the purchase accounting adjustments in accordance with Swedish GAAP, as described in our December 31, 2000 consolidated financial statements.

(1)                                                          Reflects the adjustments to depreciation and amortisation expense related to the stepped-up fair values of tangible and intangible assets acquired upon the Acquisition of the former Alfa Laval Holding, as if the Acquisition and related financing had occurred on January 1, 2000.

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

There are no other adjustments.

US GAAP Adjustments

The adjustments reflect the sum of the reconciliation adjustments of the consolidated statements of operations for the period January 1, 2000 to August 23, 2000 and for the period August 24, 2000 to December 31, 2000, as described in note 33 of our December 31, 2000 consolidated financial statements included elsewhere in this annual report.  The adjustments also reflect certain reclassifications for the realisation of stepped-up values relating to the Acquisition that are presented as comparison distortion items in the Swedish GAAP financial statements.  In addition, the US GAAP adjustments reflect the pro forma impact of applying US GAAP differences in purchasing accounting as if the transaction had occurred on January 1, 2000.  Such differences result in higher cost of goods sold relating to amortisation of intangible assets and lower goodwill amortisation.

Exchange Rate Information

The following table sets forth, for the periods ended and dates indicated, certain information concerning the exchange rate for Swedish kronor to US dollars based information published by the Swedish Central Bank, or Riksbanken.  No representation is made that Swedish kronor amounts have been, could have been or could be converted into US dollars, or vice versa, at such exchange rates or at any other rate.  On April 8, 2004, the rate was $1.00 = SEK 7.58.

	Swedish kronor per one US dollar
Year ended December 31,	Period End(1)	Average Rate(2)	High	Low

1999	8.53	8.27	8.66	7.71
2000	9.54	9.17	10.33	8.34
2001	10.67	10.33	11.00	9.27
2002	8.83	9.71	9.08	8.81
2003	7.25	8.08	8.80	7.25
2003 October	7.78	N/A	7.78	7.58
2003 November	7.56	N/A	7.89	7.52
2003 December	7.25	N/A	7.53	7.25
2004 January	7.41	N/A	7.42	7.08
2004 February	7.41	N/A	7.42	7.13
2004 March	7.53	N/A	7.64	7.37
2004 April (through April 8, 2003)	7.58	N/A	7.65	7.46

(1)                                                          Represents the exchange rate on the last business day of the applicable period.

(2)                                                          Represents the average of the exchange rates on the last business day of each month during the relevant period.

European Monetary Union and Sweden’s Currency Policy

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

This annual report contains certain forward-looking statements concerning, among other things, our revenue and EBITA margin targets, as well as expected cost savings and operating efficiencies in connection with our cost reduction programme, known as “Beyond Expectations”.  These forward-looking statements are subject to risks and uncertainties that could cause actual revenue targets, EBITA targets, cost savings and operating efficiencies to be substantially lower than those expressed or implied by such statements.

We have set as a target for our revenue growth that we should outperform the markets in which we operate over the course of the business cycle.  In addition, we have set an EBITA margin target excluding comparison distortion items of greater than 12%.  This financial target requires that we obtain certain cost savings and operating efficiencies we expect to achieve from our Beyond Expectations restructuring programme.  Our cost reduction programme, the implementation of which commenced in late 1999 and which was completed after the third quarter in 2003, had at completion generated cost savings and other operating efficiencies of approximately SEK 850 million on an annualised basis.  At the end of 2002, the achieved savings amounted to about SEK 775 million on an annualised basis.  In the income statements for 2003, 2002 and 2001 there are savings corresponding to approximately SEK 800, 670 and 450 million respectively.

The discussion under “Item 5.A: Operating and Financial Review and Prospects—Operating Results—Our Restructuring and Cost Reduction Programme—Beyond Expectations” describes generally our revenue and EBITA margins targets, together with the cost savings and operating efficiencies attributable to the Beyond Expectations programme, as well as the expected costs incurred in achieving such savings and efficiencies, to the extent not already recorded in our financial results.  There can be no assurances, however, that such revenue targets, EBITA margin targets, cost savings and operating efficiencies actually will be realised.

Our operating results, including our revenues, operating income, EBITA and cash flows, could be harmed during economic downturns as demand for our products and services is reduced.  This, in turn, could affect our ability to make payments due to you on the Senior Notes.

The businesses of most of our industrial customers, particularly those operating within the marine and oil and gas production industries are, to varying degrees, cyclical and have experienced periodic downturns.  Margins in those industries are sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns.  For example, due to the simultaneous decline in oil and chemical prices in 1998 and 1999, as well as a decline in ship construction, many of our key customers reduced their capital spending, which resulted in declines in our revenues, operating income, EBITA and cash flows during those years.  These industry downturns led to diminished product demand and excess manufacturing capacity.

Any significant downturn in our customers’ markets or in general economic conditions could result in a reduction in demand for our products and services and under-utilisation of our facilities.  Historically, we have experienced the negative impact of an economic downturn between 6 to 12 months after the onset of the decline.  Since our personnel costs constitute a significant component of our operating expenses and these costs, as well as the cost of our facilities, are fixed at the commencement of each financial period, under-utilisation of our personnel and our facilities will negatively impact our revenues, operating income, EBITA and cash flow.  This, in turn, could affect our ability to make payments due to you on the Senior Notes.  Our business is also affected by the seasonality of end-user markets and invoicing, more fully discussed under “Item 5.A: Operating and Financial Review and Prospects—Operating Results—Seasonality of end-user markets and invoicing”.

The markets for our products are highly competitive.  If we do not respond effectively and on a timely basis to changes in the industries we serve, our competitiveness may be affected and our business could suffer.  We may also experience pricing pressure as a result of competition.

The markets for many of our products are highly competitive, especially as to product quality, product price, reliability of product supply, technical support and service.  From time to time, we experience pricing pressure as a result of competitive pressures.  To remain competitive, we will need to continue to invest in manufacturing, research and development, marketing, customer service and support and our distribution networks.  We may not have sufficient resources to continue to make these investments and we may not maintain our competitive position.  Our competitors include large, integrated companies that may have access to greater financial and other resources than we do.  See “Item 4.B: Information about the Company—Business Overview—Competition” where the competition we face in our business is more fully described.

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

As we sell our products worldwide, our business is subject to risks associated with doing business internationally.  Accordingly, our future results could be harmed by a variety of factors, including, but not limited to:

•                  changes in a specific country’s or region’s political or economic conditions, particularly in the emerging markets;

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

However, we may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect our results of operations and financial condition.  See “Item 11.A: Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Exposure”.

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

Some of our subsidiaries, along with approximately 70 other defendants, have been sued in lawsuits in the United States arising from claims related to injuries allegedly suffered in the Gulf War in 1991, also known as Desert Storm.  These two lawsuits were initiated in 1994.  The lawsuits claim damages in excess of $1 billion each and allege that equipment supplied by our subsidiaries, among other defendants, was used to manufacture Iraqi chemical and/or biological weapons.  While we consider our liability remote in these cases, litigation is impossible to predict and we may be found liable for these claims, which could have a material adverse effect on our financial condition.  See “Item 8.A: Financial Information—Legal Proceedings” for further information regarding this litigation and for a description of the indemnification provisions set forth in the Share Sale and Purchase Agreement between us and Tetra Laval B.V. in respect of this litigation.

We may in the future face large liability and breach of contract claims for defective products, which may cause us to lose revenues, cause a delay in market acceptance of our products or harm our reputation.  These claims could also be costly and time-consuming to defend.

We are subject to litigation in the ordinary course of our business.  Except as described in the previous risk factor, we are not engaged in and do not foresee, at the present time, any litigation that we believe could have a material adverse effect on our financial condition or results of operations.  However, litigation having a material adverse effect on our financial condition or results of operations may arise in the future and this may adversely affect our reputation, cause us to lose revenues, cause a delay in the market acceptance of our products and adversely affect our ability to make principal and interest payments on our debt, including the Senior Notes.  Our businesses expose us to possible claims for personal injury, death, property damage, breach of contract or other product liability claims, which could result from a failure of a product we manufactured or of a product integrated into a product we manufactured, particularly in relation to our high-speed separators.  Many factors beyond our control could lead to liability claims, including, but not limited to:

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

These claims could also cause damage to our reputation.  Although we test our products extensively and our products are manufactured to industry standards, we have obtained insurance coverage for most of these types of liabilities and we believe that this insurance coverage is adequate.  We could, however, be required to pay a material amount if a claim is made against us that is not fully covered by insurance and no third party is required to indemnify us or if a third party fails to indemnify us.  Litigation involving significant product recalls or product liability could have a material adverse effect on our financial condition or results of operations.  For a discussion of our litigation matters, see “Item 8.A: Financial Information—Legal Proceedings”.

Environmental compliance costs and liabilities could adversely affect our financial condition and this, in turn, may adversely affect our ability to make principal and interest payments on our debt, including the Senior Notes.

Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety.  These laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and /or decrease the likelihood of accidental hazardous substance releases.  We must conform our operations and properties to these laws, and adapt to regulatory requirements in all countries as these requirements change.

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

As of December 31, 2003, we had approximately 9,358 employees, the majority of whom are represented by unions.  The majority of our material collective bargaining agreements with these unions range from one to five years in duration.  We may not be successful in negotiating new collective bargaining agreements.  Moreover, negotiations may result in significant increases in the cost of labour or a breakdown in negotiations leading to a disruption of our operations.  Any such action could have a material adverse effect on our results of operations.

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

We have a significant amount of debt.  As of December 31, 2003, we had total consolidated debt of SEK 3,614 million.  If we had drawn down all amounts available under our Existing Credit Facility, the maximum amount of debt that would have been outstanding at December 31, 2003 would have increased by SEK 1,360 million to SEK 4,974 million.

Our annual debt service based on the outstanding debt at December 31, 2003 is SEK 217 million in interest expense and interest payments.  The Existing Senior Credit Facility was amortisation free.  Actual repayments for 2003 totalled SEK 298 million. Through April 8, 2004, actual repayments totalled SEK nil million.

Our Senior Notes have a fixed charge of 12.125%.  We were not required to maintain hedging under the terms of the Existing Senior Credit Facility and will not be required to do so under our New Senior Credit Facility.

If the interest rate is increased by 1 percentage unit on all loans with a floating interest charge, our annual debt service cost will increase by SEK 17 million.

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

In addition, since all the borrowings under our New Senior Credit Facility will be at variable rates of interest, we will be required to make larger payments if interest rates increase.

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

•                  to sell assets in order to make debt service payments; or

•                  to obtain additional financing.

We may not be able to undertake any of these refinancings, sell any of our assets or obtain additional financing, particularly as our New Senior Credit Facility contains a covenant restricting disposals of assets.

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

We depend on payments from our subsidiaries to make payments on the Senior Notes. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations on the Senior Notes.  In addition, our New Senior Credit Facility restricts our subsidiaries’ ability to provide funds to us and we may be unable to pay you amounts due on the Senior Notes.

Our only assets are shares in our wholly owned subsidiary, the Guarantor, and an intercompany loan to the Guarantor.  Our cash flow and our ability to service the Senior Notes and any other debt depend solely upon the cash flow of our subsidiaries and our receipt of funds from them in the form of loans, dividends, interest or otherwise.  Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations.  Our subsidiaries have debt that is senior to the Senior Notes aggregating to SEK 2,550 million.

In addition, the terms of the New Senior Credit Facility restrict our subsidiaries’ ability to provide funds to us.  See “Item 5.B: Operating and Financial Review—Liquidity and Capital Resources”.  This ability may be further restricted by applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject.  In particular, the New Intercreditor Agreement for the New Senior Credit Facility restricts payments under the intercompany loan.  Payments to us under this loan, and therefore payments under the guarantee in relation to the Senior Notes, may also be suspended in the case of a payment default under the senior credit facilities until the payment default is remedied and, in the case of a non-payment default, are subject to standstill provisions for up to 179 days.

The New Intercreditor Agreement permits us, subject to certain restrictions, to make payments of principal on the Senior Notes.

None of our operating subsidiaries are guarantors of our obligations under the Senior Notes and your rights to receive payments on the Senior Notes may be affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidation or reorganises.

We expect to obtain the money to pay the principal and interest on the Senior Notes from our operating subsidiaries.  We are a holding company that does not conduct any business operations.  Accordingly, the Senior Notes are structurally subordinated to the obligations of our subsidiaries other than the Guarantor, which guaranteed the Senior Notes on a senior subordinated basis.  Our subsidiaries are separate and distinct legal entities.  Other than the Guarantor, which is also a holding company, our subsidiaries will have no direct obligation, contingent or otherwise, to pay any amount due under the Senior Notes or to make any funds available to us to allow us to make those payments.  In the event of an insolvency, liquidation or other reorganisation of any of our subsidiaries, our creditors (including you) will have no right to proceed against their assets.  Creditors of these subsidiaries, including lenders under the terms of the New Senior Credit Facility, will be entitled to payment in full from the sale or other disposal of these assets before we, as a shareholder, would be entitled to receive any distribution therefrom, except to the extent that we may be a creditor with recognised claims against these subsidiaries.  Moreover, the guarantee of our obligations by the Guarantor ranks behind, and is subordinated to, all of its existing and future obligations under the New Senior Credit Facility and can be subordinated, at our designation, to other senior debt incurred by the Guarantor.  Payments under the guarantee may be suspended in the case of a payment default under the New Senior Credit Facility until the payment default is remedied and, in the case of a non-payment default, are subject to standstill provisions for up to 179 days.

The terms of our debt, including the indenture pursuant to which our Senior Notes were issued, impose various restrictions on us.  These restrictions may affect our ability to successfully carry out our business strategy, which could materially and adversely affect our business, financial condition, results of operations and our ability to make payments of principal on interest on the Senior Notes.

The indenture under which our Senior Notes were issued and our New Senior Credit Facility restrict our ability to, among other things:

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

The New Senior Credit Facility requires us, to meet certain financial tests and ratios.  We may not be able to meet these tests for reasons beyond our control, which would trigger an event of default under that facility even if we could still continue to make payments to you on the Senior Notes.

A change in the estimated useful life, or a write-off, of goodwill could negatively affect our operating results and net worth.

A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect our operating results and net worth.  The Acquisition and the related financing resulted in the recognition of a substantial amount of goodwill.  At December 31, 2003, goodwill totaled SEK 3,098 million, compared to total assets of SEK 14,685 million and shareholders’ equity of SEK 4,402 million.  We have estimated the useful life associated with the goodwill acquired in 2000 to be 20 years.  Subsequent changes in the industries in which we operate, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill, which would have a material adverse effect on our earnings.

Industri Kapital 2000 controls us, and its interests may conflict with yours.  Industri Kapital 2000 may take actions that prevent or hinder us from making payments on the Senior Notes.

Industri Kapital 2000 is the beneficial owner of approximately 17.9% of the shares of Alfa Laval AB, our parent holding company, which owns 100% of our outstanding share capital.  Consequently Industri Kapital 2000 can affect our strategic decisions, our legal and capital structure and our day-to-day operations.

If circumstances arise where Industri Kapital 2000’s interests conflict with your interests—if, for example, we were to encounter financial difficulties or were unable to pay our debts as they matured—you could be disadvantaged by Industri Kapital 2000’s ability to take actions contrary to your interests.  In addition, Industri Kapital 2000 may benefit if we pursue acquisitions, divestitures, financings, currency exchange or interest rate hedging or other transactions that, in their judgement, could enhance the value of their equity investment, even though these transactions might involve risk to holders of the Senior Notes.

Tetra Laval is our largest customer based on net sales.  If we fail to retain Tetra Laval as a customer and/or distributor for our products and services, our business and financial condition could be adversely effected.

For the year ended December 31, 2003, approximately 5.7% of our net sales were attributable to direct sales to Tetra Laval.  If our sales to or through Tetra Laval were to significantly decrease, we may not be able to offset this decrease through a corresponding increase in sales to or through other customers and distributors, and such decrease, over time, could have a material adverse effect on our business, financial condition or results of operation.

If we, the Guarantor or any of our Swedish operating subsidiaries incur substantial operating losses, we or they may be subject to liquidation under Swedish law.

The various Companies Acts and insolvency and reorganisation laws of Sweden apply to us, the Guarantor and our and the Guarantor’s Swedish subsidiaries.  Under this regime, if losses reduce our equity or the equity of certain of our subsidiaries, on a stand-alone rather than a consolidated basis, to an amount less than 50% of our or their registered share capital, or if the equity becomes inadequate compared to the risks and the size of its business, the directors of the entity concerned would be obligated by law to convene a general shareholders meeting to resolve to liquidate the entity unless the directors were able to balance the amount of the equity and share capital by increasing the equity in an amount sufficient to achieve the balance and to ensure that its equity becomes adequate compared to the risks and the size of its business, or reducing the share capital to pay off losses in an amount sufficient to achieve the balance, provided, however, that its equity remains adequate compared to the risks and the size of its business.  Similar regimes exist in other jurisdictions in which we have subsidiaries.

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

A Swedish court could also determine that a fraudulent conveyance has taken place under the general provision on recovery in circumstances where a payment to you under the Senior Notes or the guarantee could be revoked if an agreement, transaction or other act, such as the issuance of the Senior Notes or the guarantee was held to favour a creditor in an unsuitable manner to the detriment of another creditor or to transfer property out of the reach of the creditors or to increase the debt to the detriment of the creditors, provided that:

•                  the debtor was insolvent at the time the agreement, transaction or other act was concluded or the transaction contributed to the debtor’s insolvency; and

•                  the other party knew or should have known of the insolvency or over-indebtedness or of the impact of the payment on the debtor’s financing state as well as of the circumstances due to which the payment under the Senior Notes or the guarantee was unsuitable.

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

Your rights as a creditor may not be as strong under Swedish insolvency laws as under US or other insolvency laws and the Guarantor’s and our liabilities in respect of the Senior Notes may rank after our debts which are entitled to priority.

The Guarantor’s and our liabilities in respect of the Senior Notes may, in the event of bankruptcy or similar proceedings under Swedish insolvency law, rank after certain of our debts which are entitled to priority and after our debt to creditors with rights of set-off.

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

ITEM 4:  INFORMATION ABOUT THE COMPANY

The following is a description of the business operations of Alfa Laval Special Finance AB and its respective subsidiaries.  The only substantial assets of Alfa Laval Special Finance AB are the capital stock of its subsidiaries.  Such subsidiaries include the Guarantor, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), and the former Alfa Laval Holding AB, which holds several subsidiaries, including intermediate holding and operating companies.

4.A.  History and Development of the former Alfa Laval Holding AB, the Company and the Guarantor

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

•                  an agricultural division, including farm equipment and systems, which is now De Laval, a subsidiary of the Tetra Laval Group; and

•                  an industry division.

Alfa Laval’s industry division at the time consisted of five principal business areas: Thermal, Separation, Flow, Automation and Dosing & Analysing. Dosing & Analysing was divested in 1993 and Alfa Laval Automation was divested in 1998.  The remaining three business areas provided the basis for our internal organisational structure.

In August 2000, Industri Kapital 2000 and management completed the Acquisition of a majority shareholding in Alfa Laval from Tetra Laval B.V.  Alfa Laval Special Finance AB, together with Alfa Laval AB, its parent company, were incorporated by Industri Kapital 2000, Tetra Laval B.V. and management on March 27, 2000 for the purposes of the Acquisition.  The Guarantor, formerly known as Alfa Laval Credit Finance AB (formerly known as Alfa Laval Bostadsförvaltning AB), was incorporated on October 11, 1926 and re-named Alfa Laval Credit Finance AB as part of the Acquisition of the former Alfa Laval Holding AB.  In 2003, Alfa Laval Credit Finance AB was merged with the former Alfa Laval Holding AB and then renamed Alfa Laval Holding AB.

Our registered and principal executive offices are located at Rudeboksvägan 3, Lund, Sweden, and the telephone number at that address is +46 46 36 70 00.  Our agent in the United States is CT Corporation, 1633 Broadway, New York, New York 10019.  We are a private company with limited liability incorporated under the laws of the Kingdom of Sweden.

The purchase price for the operations of Alfa Laval (conducted through the former Alfa Laval Holding AB and its subsidiaries) was SEK 8,286 million, including transaction costs of SEK 72 million.  As part of the Acquisition, an excess purchase price of SEK 7,300 million was paid over the net book value of assets acquired.  This excess purchase price was attributable to goodwill totalling SEK 3,277 million and the balance of SEK 4,023 million to tangible and intangible assets.

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

In connection with the Offering, the capital structure of the Alfa Laval Group was changed.  See “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity Requirements”.

For an illustration of our corporate organisation after the Acquisition and its financing, see “Item 4.C: Information on the Company—Organisational Structure”.

Historic Capital Expenditures

In 2001, 2002 and 2003 we made investments in fixed assets of SEK 275 million, SEK 277 million and SEK 259 million respectively, in each case principally to maintain and upgrade our machinery and equipment.  We also invested to increase our capacity for the production of brazed heat exchangers.  An investment in additional plate pressing capacity and brazing furnaces at our Ronneby facility in Sweden and our Jiang Yin City facility in China commenced in late 2000 and was completed in 2002.  Our investments in fixed assets in 2001 declined principally due to our divestment of a substantial number of properties, together with a reduction in the number of our production sites.  In addition, we consolidated much of our I.T. infrastructure, which contributed to a reduction in expenditure on hardware.  Among the larger investments during 2002 was an expansion of the production facility in Richmond, Virginia in the United States and capacity investments for manufacturing of brazed heat exchangers.  The investments during 2003 have been characterized mostly by ordinary replacements of machinery.

For a discussion of our divestitures, see “Item 5.A: Operating and Financial Review and Prospects—Operating Results—Acquisitions and Divestitures.”

For a discussion of our current capital expenditure programme, see “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Future Capital Expenditure”.

4.B.  Business Overview

Overview

We are a leading global provider of specialised process engineering solutions and equipment based on three key technologies—heat transfer, centrifugal separation and sanitary flow technology.  Under our widely recognised brand name, Alfa Laval, we service our customers globally through ten distinct customer segments with an international sales force in over 100 countries.  We were founded in Sweden in 1883 by Gustav de Laval, the inventor of the continuous separator.  We are a market leader in our target markets of compact heat exchangers, centrifugal separators and sanitary flow equipment.  Our products, which we sell individually and in combination with each other to form systems and solutions, are designed to optimise the performance of our customers’ manufacturing processes, and as a result are often critical to them.  For the year ended December 31, 2003, we had net sales of SEK 13,909 million, operating income of SEK 1,144 million and EBITA (as defined herein) of SEK 1,638 million.

Our key technologies are as follows:

•                  Heat transfer technology.  Our heat exchangers are used in a variety of industries for applications such as heating, cooling, ventilation, evaporation and condensation of fluids.  Due to the many applications in which heat exchangers can be used, we have a very large and geographically diversified customer base consisting of plant owners and operators of manufacturing facilities within industries such as marine, oil and gas production, refining, heating, ventilation and air conditioning, food processing and power generation.  We believe, based on our market knowledge, that we are the market leader in plate heat exchangers in the European and US markets and that we had a combined European and US market share of approximately 36% in the plate heat exchanger market in 2003.

•                  Centrifugal separation technology.  Our centrifugal separation equipment, systems and decanters are used to separate liquids from liquids and solid particles from liquids and are an integral part of a wide variety of industrial processes.  Examples of applications include fuel oil cleaning systems for ship engines and power stations, the separation of cream from milk in the dairy industry and the removal of sludge from water in waste-water treatment plants.  Our products are vital to raising quality and productivity in areas such as process industries, crude oil extraction and production and waste-water treatment.  Our separation equipment is sold to a wide variety of industries, including the food and beverage, marine, water technology, power generation and oil and gas industries.  We believe, based on our market knowledge, that we are a global market leader in centrifugal separation equipment and that we had the leading global market share of approximately 24% in 2003.

•                  Sanitary flow technology.  Our pumps, valves and installation material, including piping and connections, are used for fluid handling applications such as the production of dairy products, beverages, food, health and beauty products and pharmaceutical products.  Due to the many applications for which we provide sanitary flow equipment, we have a very large and geographically diversified customers base, principally in the food and beverage industry and waste-water treatment, power generation, biochemical and pharmaceutical industries.  Tetra Pak is our preferred distributor for certain sanitary flow products, principally to liquid food processor end-users, the area in which Tetra Pak itself operates.  We believe, based on our market knowledge, that we are a market leader in sanitary applications and that we had a global market share of 10% in 2003.

We service over 20,000 customers through ten customer segments: Comfort & Refrigeration; Marine & Diesel; Sanitary; Fluids & Utility; OEMs; Food Technology; Energy & Environment; Process Industry; Life Science Technology and Parts & Service.  Our customers are some of the world’s leading blue-chip manufacturers, distributors and OEMs, such as Bayer, Coca-Cola, Exxon, Tetra Pak and Unilever.  Through our customer segments, we cross-sell our systems and full product range, including our parts and services business, and develop customised solutions by identifying new applications for existing products, as well as developing new products.

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

Each of the Equipment and Process Technology divisions is responsible for the world-wide marketing and selling of our products, systems and parts and services with respect to their respective customer segments.  Our global parts and services activities cover a broad range of activities, such as provision of parts, maintenance of equipment and systems, training of personnel and efficiency audits, and enables us to serve our customers’ needs on a 24-hour basis.  We derive an increasing amount of our revenue from the sale of parts and services, which typically generates a higher margin than the sale of our products, systems and or capital sales.  Our Equipment and Process Technology divisions are also responsible for research and development for their respective customer segments.  Supporting our organisation is an Operations division that performs centralised purchasing, logistics and manufacturing functions.

We have a diverse customer and geographic base, which we believe mitigates the impact of an economic downturn in any one part of the world or in any given industry.  The following charts illustrate our sales by customer segment and by geographic region for the year ended December 31, 2003:

Our Competitive Strengths

We believe we have a number of competitive strengths which set us apart from our competitors, more fully described under “—Competition” below.  These competitive strengths include:

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

•                  Diversification by customers and geographical presence.  We serve over 20,000 customers.  During 2003, our ten largest customers accounted for less than 10% of our net sales.  Our products are sold separately or in combination to a wide variety of industries in over 100 countries.  We believe that this customer and geographic diversity mitigates the impact of an economic downturn in any one part of the world or in any given industry.

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

•                  Potential for margin expansion and strong cash flows.  Since the Acquisition, our management has established a successful record of cost reduction and margin expansion, evidenced in having increased operating margins from 1.7% in 1999 to 8.2% in 2003 and EBITA margins from 6.7% in 1999 to 11.8% in 2003.  Our continuing focus on cost reduction also after the completion of the “Beyond Expectations” programme provides us with a potential for further margin improvement.  This focus, combined with the low capital intensity of our business, generates strong cash flows, which provide a stable basis from which to realises our future growth potential.

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

•                  Premium brand name.  The Alfa Laval brand is a widely recognised global brand and we believe that customers around the world associate our brand with characteristics such as reliability, superior product quality and high performance.  Our reputation for quality and performance, along with the critical nature of our products for our customers’ manufacturing processes, enhances our competitiveness and provides us with a solid foundation for future growth.

Our Strategy

Our strategic objective is to grow shareholder value by delivering growth and continuous improvement in our activities.  In order to achieve our strategic objective we intend to focus on the following strategies:

Growth

•                  Focus on individual customer segments.  In 2001, we reorganised into ten customer segments within our two principal business divisions, allowing us to increase our focus on our customers and their particular needs for service.  We believe that this has enabled us to respond quickly and effectively to different customers’ needs with a range of systems solutions, from individual pieces of equipment to tailored packages that combine high-quality equipment with process knowledge and expertise.  By focusing on customer segments, we will be able to cross-sell our existing products, systems and solutions, facilitate the development of new applications and existing products, and expand the use of existing products, systems and solutions in new markets.  We will continue to focus on customer segments and seek to enhance our presence and sales with each of our customers.

•                  Expand the parts and services business.  We intend to continue to expand our higher margin, stable and recurring parts and services business.  As part of this strategy, we have now established a more focused parts and services function within our two divisions.  We will continue to leverage off our substantial installed base of heat exchangers and centrifugal separators, many of which consume spare parts and require servicing throughout their typical life span of approximately 5 to 20 years.  We intend to increase the level of our parts and services business by more effectively tracking our installed base of equipment and by selling ongoing customer service contracts along with our products and systems and at the time of their original sale.  We believe that by emphasising parts and services we can improve margins with limited additional capital investment. Our focus on the parts and services business is reflected in the increased contribution of this business from 22% of net sales in 1999 to 26% of net sales in 2003.

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

Continuous improvement

•                  Reduce our cost base. We will continue our efforts to reduce our cost base and increase our operating margins and EBITA margins by consolidating and reducing excess manufacturing capacity, reducing headcount, increasing the outsourcing of certain components and shifting certain production to lower cost manufacturing countries. We will continue to restructure our sales and distribution organisation with the goal of reducing overhead costs by centralising shared services. We aim to achieve further cost savings through various initiatives in purchasing, as well as seek savings in our day to day non-production related activities. In addition, we plan to streamline our inventory management by consolidating and eliminating inventory from our sales companies to a few strategically located centres. Through our continuing cost reduction activities, we have successfully increased our Operating margin from 1.7% in 1999 to 8.2% in 2003 and EBITA margin from 6.7% in 1999 to 11.8% in 2003.

Equipment Division

The following table sets forth details of our five customer segments, their principal end-user markets and their representative customers within our Equipment division. The Parts and Services segment for both the Equipment division and the Process Technology division constitutes the tenth customer segment within Alfa Laval.

Customer Segment	End-User Markets	Representative Customers	% of 2003 Sales

Sanitary	Dairy, food products and beverages, pharmaceutical and healthcare industries	Nestlé, Coca Cola, Procter & Gamble, Tetra Pak	25%
Comfort & Refrigeration	Heating, cooling, air conditioning and refrigeration industry	Uppsala Energi, Climespace, York, Mycom	24%
Marine & Diesel	Shipping, ship building and power generation industries	Hyundai, Finncantieri, Wärtsila	16%
OEM Equipment	Manufacturing (diesel engines, boilers, air conditioning, air dryer and condensing unit) industry	Vaillant, Caterpillar, Carrier	8%
Fluids & Utility	Manufacturing (automotive, metal working and electronic) industry	GM, Scania, Daimler Chrysler, Samsonite	3%

Total Capital Sales			76%
Parts and Services			24%

Total			100%

Our Equipment division, employing 2,015 personnel as of December 31, 2003 and accounting for SEK 7,842 million, or 56%, of our total net sales in the year ended December 31, 2003, serves customers who typically have a well-defined and regular need for our products and require more component-type products. Our Equipment division utilises multiple distribution channels to generate sales, including its direct sales force, distributors, strategic partners (including Tetra Pak), OEMs (such as boiler manufacturers) and the Internet, all as more fully described under “—Marketing and Distribution” below. In 2003, approximately 44% of net sales in our Equipment division were related to our heat transfer technology, approximately 28% to our sanitary flow equipment, and approximately 22% to our centrifugal separation technology and approximately 6% to other proprietary equipment

Sanitary.  The Sanitary customer segment is focused on the provision of fluid handling equipment to the dairy, beverage, food and pharmaceutical industries. These industries are characterised by stringent safety and hygiene requirements. Our heat exchangers, pumps, valves, installation and tank equipment are used to heat, pump, regulate, process and transport fluid products such as milk, cheese, yoghurt, soft drinks, beer, processed food, skin lotions, shampoo and medicine. Transporting and directing such liquids safely and efficiently is critical to our customers’ processes. We believe we are a significant supplier of hygienic fluid handling equipment, manufacturing a comprehensive range of pumps, valves and fittings. On January 31, 2003, the Danish Toftejorg A/S Group was acquired adding advanced tank cleaning equipment to Alfa Laval’s offering to the Sanitary and Marine industries.

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

Marine & Diesel.  In the Marine & Diesel customer segment, we are a significant supplier of separators, compact heat exchangers and fresh-water generators, which we sell to ship yards and diesel engine manufacturers. We believe that more than half of all ships in service are equipped with our equipment, giving us a leading market position in this sector. Our equipment is used for fuel and lubricating oil cleaning processes and engine cooling and fresh water production. On January 31, 2003, the Danish Toftejorg A/S Group was acquired adding advanced tank cleaning equipment to Alfa Laval’s offering to the Sanitary and Marine industries.

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

Customer Segment	End-User Markets	Representative Customers	% of 2003 Sales

Food Technology	Food products, protein and beverage industries	Anheuser-Busch, ADM, Heineken	27%
Process Industry	Chemical, petrochemical and natural resources (sugar, starch and yeast) industries	BASF, Bayer, Cargill,	20%
Energy and Environment	Waste-water treatment, oil, gas and power industry, land based desalination industry	General Electric, Exxon, Statoil, City of Chicago, Mitsubishi (power plants), Siemens	18%
Life Science Technology	Biotech and pharmaceutical industry	Eli Lilly, GlaxoSmithKline, Genentech	4%

Total Capital Sales			69%
Parts and Services			31%

Total			100%

Our Process Technology division, employing 2,621 personnel as of December 31, 2003 and accounting for SEK 5,994 million, or 43%, of our total net sales in the year ended December 31, 2003, serves customers that require customised solutions to optimise their processes and for which it is critical for us to demonstrate an in-depth knowledge of their processes. For example, we supply customised turn-key process technology solutions (including high speed separators, decanter centrifuges, hydro-cyclone systems and filters) for the extraction of starch from corn, wheat, potatoes and tapioca. Our systems handle the preparation of the raw materials through to the final processing of the various end products. Our decanters, hydro-cyclone systems and dryers are used in splitting, purifying and washing processes in starch extraction. Sales to customers requiring customised solutions are principally channeled through our own sales companies, more fully described under “—Marketing and Distribution” below. Based upon our process and product expertise, in combination with our technologies, we offer a range of bundled packages, from individual products to specialised solutions, together with attentive customer service. In 2003, approximately 54% of net sales in our Process Technology division were related to our centrifugal separation technology, approximately 36% to our heat transfer technology, approximately 7% to other proprietary equipment, approximately 2% to our sanitary flow technology and approximately 1% to our membrane technology.

Food Technology.  Within the Food Technology customer segment, we hold a strong position as a supplier of processing solutions to the food and beverage industry. We supply stand-alone equipment, modules, process lines, complete plants and/or specialised services according to customers’ needs. The primary products we supply are separators and plate heat exchangers, as well as pumps, valves and installation materials. Our products are used in the production of beverages (including coffee, tea, soft drinks, fruit juices and viscous foods, such as soups, sauces and chocolate products), beer, wine, olive oil, other vegetable oils and meat and fish proteins. We are a significant supplier of process technology in the refining of rapeseed, soy and palm oil and other vegetable oils and, with our acquisition of Scandi-Brew in 1999, we are also a significant supplier of process technology solutions in the production of beer.

Process Industry.  In the Process Industry customer segment, our heat exchangers and separators are used in a wide variety of our customers’ processes, including those processes involving high temperatures and concentrated petrochemicals, plastics, polymers, metals, minerals and paper. Our new centrifuges are well-suited to the demands of the chemical industry. With our acquisition of the Merco Dorr Oliver starch business in 2000, we believe we are also a significant supplier of equipment to those industries active in the extraction, refinement and modification of starch.

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

Life Science Technology.  In the Life Science Technology customer segment, we have a strong position in the traditional chemical and the pharmaceutical industry, as well as in the bio-tech industry. Our centrifugal separators play a key role in cell separation during the manufacture of pharmaceutical products in the bio-tech industry. Our heat exchangers are used for heating, cooling and thermal regulation of their processes. On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the United States. bioKinetics is a North American leader in technology-driven integrated process solutions for the biotech and pharmaceutical industries. bioKinetics’ main products are modular designs that mainly focus on mammalian cell cultures. These modules are predominantly bioreactor modules, but also modules for cell harvesting, purification and bio-deactivation. In the bioKinetics customer base leading pharmaceutical and biotech companies such as Amgen, IDEC, Lonza and Merck can be found. Life Science is a market where Alfa Laval already today is active with all core products. However, as the Life Science market shows a very high growth Alfa Laval has to secure that the potential is captured also through acquisitions.

Parts and Services

We have recently increased our focus on the higher margin parts and services business within both our Equipment and Process Technology divisions. Our parts and services business covers the maintenance of equipment and systems, the supply of spare parts, the training of personnel and efficiency audits. We have 70 service centres around the world. In 2003, 26% of Group sales were derived from this business, as compared to 22% in 1999.

We have a large and growing installed base of heat exchangers and separators, which require service and spare parts. Due to the natural ageing of this installed base, particularly in heat exchangers, which have a typical life span of 5 to 20 years, and separators, which have a typical life span of 10 to 20 years, we expect the demand for our parts and services to increase. We intend to increase our parts and services business by more effectively tracking our installed base of equipment and by selling ongoing service contracts along with our systems and products at the time of their original sale. In addition to leveraging off our large and growing installed base of heat exchangers and separators, we believe that another key driver to growth in the parts and services business is the increased outsourcing of equipment maintenance by customers whose core competence is not in the maintenance field, particularly where the plant is sophisticated and downtime costs are high. We also service and sell spare parts for products manufactured by our competitors in the heat transfer and sanitary flow technology markets, which also provide us with an opportunity to expand our customer base and cross-sell our products.

Operations Division

Supporting our two principal divisions is a centralised Operations division that performs three functions for our Group—purchasing, logistics and manufacturing. Our Operations division employed 3,873 personnel, as of December 31, 2003. The purchasing unit, which is organised by commodity group and region, is responsible for purchasing strategy, volume and supply agreements, development of relationships with suppliers and outsourcing. The logistics unit, which is organised by region and product, is responsible for all distribution operations in the sales organisation supply chain between us, our customers and our distributors. It is also responsible for inventory management, order processing, warehousing, transport and freight. The manufacturing unit, which is also organised by product and region, is responsible for all of our manufacturing sites which produce both components and complete products for supply to our customers. The production unit has the responsibility for long-term production planning and development. In centralising these three principal functions, we aim to streamline our operations, increase our efficiency and productivity, reduce our operating costs and exploit economies of scale. Our Group headquarters continues to have sole responsibility for all human resource, information technology and information systems, communications, finance and legal activities.

For a description of our manufacturing facilities, see “Item 4.D: Information about the Company—Property, Plant and Equipment”.

Supplies

Our principal raw materials are titanium, sheet stainless steel, rubber gaskets, carbon steel frames, copper and, in relation to our sanitary flow products, rubber, plastic and cast iron. We purchase our supplies from over 3,500 suppliers located in Europe, North America and Asia. No single supplier accounted for more than 3% of our purchasing volume in 2003. We are not dependent on any one supplier and alternative sources of supply are generally available, although we do depend on three suppliers for titanium and we are subject to a substantial lead time in ordering and obtaining titanium from other sources. Supply contracts are typically negotiated on a 6 to 12 month basis and use of consignment stock, or stock that is owned by the supplier until used in production, is more frequently being used with core suppliers as a way to free up working capital. In addition to purchasing raw materials, we also purchase certain components, including motors and electrical systems, which we integrate into some of our products, principally our separators.

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

The majority of our sales force, comprising approximately 2,000 personnel, are qualified engineers and are trained in design, configuration, delivery, installation and service as part of the sales and marketing process. Where possible, we compensate our sales force through a base salary and bonuses tied to sales volumes and consolidated gross margins on total sales volumes.

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

Heat transfer technology industry

The heat transfer technology market includes a number of different heat exchangers, including shell and tube heat exchangers, air cooling exchangers, cooling towers and plate heat exchangers. Alfa Laval is focused on the compact heat exchanger market, in particular the plate heat exchanger market. We define the compact heat exchanger market to include brazed, welded and gasketed plate heat exchangers. The market for plate heat exchangers, which has historically been characterised by strong growth and a small number of global players, includes a number of different heat exchangers, including brazed, gasketed and welded heat exchangers, which are all variations on the plate design. We estimate that the size of the combined European and US heat exchanger market is approximately US$6.0 billion, of which we estimate US$ 1.0 billion, represents the combined European and US market for our current range of plate heat exchangers. Plate heat exchangers represent the fastest growing segment of the European and US heat exchanger markets. Plate heat exchangers represent the fastest growing segment of the European and US heat exchanger markets.  We believe this is due to the more compact size, modular design, lower price and higher energy efficiency of the plate heat exchangers as compared to the more traditional shell and tube heat exchangers technology. Moreover, plate heat exchangers are typically more hygienic, easier to maintain and better suited to higher temperature/higher pressure environments than shell and tube heat exchangers. As end users become increasingly confident with the plate heat exchanger technology, we believe that the European, Asian and US markets will continue their strong growth as traditional shell and tube technology is replaced with plate heat exchanger technology.

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

Separation equipment industry

The separation equipment market includes the market for filtration equipment, gravitational (or sedimentation) separation equipment and centrifugal separation equipment. We define the centrifugal separation market as decanters centrifuges and high speed separators. We estimate that the market for liquid sedimentation and centrifugal separation equipment is worth US$5.0 billion. Of this, US$2.0 billion represents the centrifugal separation equipment market, defined as decanter centrifuges, disc centrifuges and other centrifuges. Within the centrifugal separation equipment market, disc centrifuges and decanter centrifuges are the two dominant technologies, representing 70% of this market. The centrifugal separation market is served primarily by a small number of global players.

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

•                  Sanitary flow industry. We compete with a large number of small, regional competitors. Our principal competitors in the market for sanitary flow products are Invensys/APV mg technologies/GEA. We also compete with Waukesha/Cherry Burrell (a subsidiary of United Dominion Industries/SPX), ITT Industries, Fristam Pumps, Norit Sudmo, Jensen, Toyo Stainless and Johnson Pump. Of our principal competitors, APV, GEA, Waukesha, Norit Sudmo, ITT and Fristam Pumps are global in nature. We believe that both Waukesha and GEA have a product range, which is comparable to ours. With the acquisition of Toftejorg in 2003 we have expanded our offering for tank cleaning equipment. Our major competitor within tank cleaning equipment for the marine industry is Scan Jet.

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

Tetra Laval B.V. has indemnified us and Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), together with our predecessor, the former Alfa Laval Holding AB and its subsidiaries, for any environmental liabilities existing at the time of the Acquisition and, with respect to Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) and the former Alfa Laval Holding AB and its subsidiaries, for any contamination or pollution existing at the time of the Acquisition that constitutes a violation of environmental law. This indemnification is subject to a €5.5 million (SEK 52 million) deductible and an aggregate limit of €575 million (SEK 5.4 billion) for environmental and non-environmental matters alike. Environmental claims may be brought under the indemnity for seven years from the date of the Acquisition. However, there can be no guarantee that this indemnification will cover all related claims or losses or that the indemnifying party will have sufficient assets to cover such claims or losses.

Insurance

We hold insurance in respect of our property portfolio, with sums insured up to the full value of our plants, equipment and other assets, and in respect of business interruption. The indemnity period for business interruption varies depending on the activity, but is generally for periods of up to twelve months. We also hold insurance in respect of product liability (including insurance coverage for the asbestos-related lawsuits in the United States, more fully described under “Item 8.A: Financial Information—Legal Proceedings”), directors and officers liability and, in relation to our US operations, employment practices liability. We believe that the type and relative amounts of insurance which we hold are in accordance with what is customary in the industries and geographic jurisdictions in which we operate.

For a discussion of the principal markets in which the company completes see Item 5.A: Operating and Financial Review and Prospects—Operating Results—Geographic distribution of sales”.

For a discussion of the seasonality of our business see Item 5.A: Operating and Financial Review and Prospects—Operating Results—Seasonality of end-user markets and invoicing”.

4.C.  Organisational Structure

We are a direct wholly-owned subsidiary of Alfa Laval AB, our parent holding company. The table below outlines our corporate organisation after the Acquisition and its financing:

Industri Kapital 2000	Other	Tetra Laval B.V.
17.9%	64.4%	17.7%

	Alfa Laval AB

	Alfa Laval Special Finance AB
	the issuer of Senior Notes

	Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB)
	and its subsidiaries, including intermediate holding and operating companies;

	the guarantor of Senior Notes

For a description of Industri Kapital 2000 and Tetra Laval B.V., see “Item 7.A: Major Shareholders and Related Party Transactions”.

The following table sets forth our subsidiaries as at December 31, 2003:

Specification of shares in subsidiaries

Company name	Domicile	Country of incorporation	No. of shares	Share of capital%

Alfa Laval Special Finance AB	Lund	Sweden		100
Alfa Laval Holding AB	Lund	Sweden		100
Alfa Laval Holding AB	Lund	Sweden	12,500,000	100
Alfa Laval NV	Maarssen	Netherlands	227,754	100
Alfa Laval Inc	Newmarket	Canada	1,000,000	67
Alfa Laval S.A. DE C.V.	Tlalnepantla	Mexico	45,057,057	100
Alfa Laval S.A.	San Isidro	South Africa	699	100
Alfa Laval S/A	Sao Paulo	Brazil		100
Roston do Brasil Ltda	Sao Paulo	Brazil	5,249	100
Alfa Laval S.A.C.I.	Santiago	Chile	2,735	100
Alfa Laval S.A.	Bogota	Colombia	12,195	100
Alfa Laval S.A.	Lima	Peru	4,346,832	100
Alfa Laval Venezolana S.A.	Caracas	Venezuela	10,000	100
Alfa Laval Oilfield C.A.	Caracas	Venezuela	203	81
Alfa Laval Phe Co Ltd	Jiang Yin	China		100
Alfa Laval Flow Equipment (Kunshan) Co Ltd	Jiangsu	China		100
Alfa Laval (Shanghai) Technologies Co Ltd	Shanghai	China		100
Alfa Laval Taiwan Ltd	Taipei	Taiwan	1,499,994	100
Alfa Laval (Hongkong) Ltd	Hongkong	Hongkong	79,999	100
Alfa Laval (China) Ltd	Hongkong	Hongkong	9,999	100
PT Alfa Laval Separatama	Jakarta	Indonesia	1,000	80
Alfa Laval Iran Ltd	Teheran	Iran	2,199	100
Alfa Laval KK	Tokyo	Japan	1,200,000	100
Alfa Laval Industry (PVT) Ltd	Lahore	Pakistan	119,110	100
Alfa Laval Philippines Inc	Makati	Philippines	72,000	100
Alfa Laval Singapore Pte Ltd	Singapore	Singapore	5,000,000	100
Alfa Laval (Thailand) Ltd	Bangkok	Thailand	792,000	100
Alfa Laval Middle East Ltd	Nicosia	Cyprus	40,000	100
Alfa Laval Benelux NV/SA	Brussels	Belgium	33,811	100
Alfa Laval Slovakia S.R.O.	Bratislanva	Slovakia		1
Cetetherm SR spol S.R.O.	Liptovsky Mikulas	Slovakia		15
Alfa Laval Spol S.R.O.	Hradec Kralove	Czech Republic		20
Cetetherm S.R.O.	Prague	Czech Republic		5
Alfa Laval Denmark Holding A/S	Kolding	Denmark		100
Alfa Laval Kolding A/S	Kolding	Denmark	100,000	100
Alfa Laval Nordic A/S	Rödovre	Denmark	1	100
Alfa Laval Copenhagen A/S	Söborg	Denmark	1	100
Alfa Laval Nakskov A/S	Nakskov	Denmark	1	100
Alfa Laval Tank Equipment A/S	Ishoej	Denmark	1	100
Alfa Laval Tank Equipment AB	Gothenburg	Sweden	100,000	100
Gunclean Toftejorg Pte Ltd	Singapore	Singapore	300,000	100
Alfa Laval Ltd	Sofia	Bulgaria	100	100
Alfa Laval Nordic OY	Espoo	Finland	20,000	100
Cetetherm OY	Tuusula	Finland	5,000	100
Alfa Laval Nederland B.V.	Maarssen	Netherlands	10,000	100
Alfa Laval Benelux B.V.	Maarssen	Netherlands	1,475	100
Alfa Laval Merco B.V.	Hoofddorp	Netherlands	1,475	100
Alfa Laval Holding A/S	Oslo	Norway	520,000	100
Alfa Laval Nordic A/S	Oslo	Norway	10,000	100
Alfa Laval Tank Equipment AS	Billingstad	Norway	7,500	100
CTC Ronneby AB	Ronneby	Sweden	138,000	100
Alfa Laval ExCell AB	Skogstorp	Sweden	2,500	100

Company name	Domicile	Country of incorporation	No. of shares	Share of capital%

Alfa Laval Nordic AB	Tumba	Sweden	1,000	100
Cetetherm AB	Ronneby	Sweden	20,000	100
Alfa Laval Corporate AB	Lund	Sweden	13,920,000	100
Alfa Laval (India) Ltd	Poona	India	9,261,889	64
Skansen Engineering & Consultancy Co Ltd	Poona	India	50,000	64
Alfa Laval Korea Ltd	Seoul	South Korea	3,640,000	100
Alfa Laval (Malaysia) Sdn Bhd	Shah Alam	Malaysia	10,000	100
Mosgormash Alfa Laval Moloko	Moscow	Russia		55
Alfa Laval Oilfield C.A.	Caracas	Venezuela	47	19
Alfa Laval Treasury International AB	Lund	Sweden	50,000	100
Alfa Laval Europe AB	Lund	Sweden	500	100
Alfa Laval Lund AB	Lund	Sweden	100	100
Alfa Laval International Engineering AB	Lund	Sweden	4,500	100
Alfa Laval Tumba AB	Lund	Sweden	1,000	100
Bitec Enterprise AG	Volketswil	Schweiz	97,900	100
Alfa Laval Dis Ticaret Ltd Sti	Istanbul	Turkey	27,001,755	99
OÜ Cetetherm	Tallinn	Estonia	100	100
Alfa Laval SIA	Riga	Latvia	125	100
SIA Cetetherm	Riga	Latvia	200	100
Alfa Laval UAB Ltd	Vilnius	Lithuania	2,009	100
UAB Cetetherm	Vilnius	Lithuania	100	100
Alfa Laval Australia Pty Ltd	Homebush	Australia	2,088,076	100
Alfa Laval Pty Ltd	Homebush	Australia	3,500,000	100
Alfa Laval New Zealand Ltd	Hamilton	New Zealand	1,000	100
Alfa Laval Holding BV	Maarssen	Netherlands	70,000,000	100
Alfa Laval (Pty) Ltd	Isando	South Africa	2,000	100
Alfa Laval Slovakia S.R.O.	Bratislava	Slovakia		99
Cetetherm SR spol S.R.O.	Liptovsky Mikulas	Slovakia		85
Alfa Laval Spol S.R.O.	Hradec Kralove	Czech Republic		80
Cetetherm S.R.O.	Prague	Czech Republic		95
Alfa Laval France SAS	Les Clayes	France	920,000	100
Alfa Laval SAS	Les Clayes	France	560,000	100
Alfa Laval Moatti SNC	Les Clayes	France	24,000	100
Alfa Laval Spiral SNC	Nevers	France	79,999	100
MCD SAS	Guny	France	71,300	100
Alfa Laval Vicarb SA	Grenoble	France	200,000	100
Canada Inc	Newmarket	Canada	480,000	100
Alfa Laval Inc	Newmarket	Canada	481,600	33
SCI du Companil	Grenoble	France	32,165	100
Cetetherm SA	Lyon	France	150,000	100
Alfa Laval Holding GmbH	Glinde	Germany		100
Alfa Laval Mid Europe GmbH	Wiener Neudorf	Austria		100
Alfa Laval Mid Europe GmbH	Glinde	Germany	1	100
Alfa Laval Tank Equipment GmbH	Glinde	Germany	1	100
Cetetherm Wärrmetauschersysteme GmbH	Glinde	Germany	1	100
Alfa Laval AG	Dietlikon	Schweiz	647	100
Alfa Laval AEBE	Holargos	Greece	10,000	100
Alfa Laval Kft	Budapest	Hungary	1	100
Cetetherm Vicarb Hungary Kft	Budapest	Hungary
Alfa Laval SpA	Monza	Italy	1,930,500	99
Alfa Laval Polska Sp.z.o.o.	Warzaw	Poland	6,862	100
Cetetherm Polska Sp.z.o.o.	Warzaw	Poland		100
Wytwornia Separator Krakow Sp.z.o.o.	Krakow	Poland		100
Alfa Laval (Portugal) Ltd	Linda-A- Velha	Portugal		1
Alfa Laval SRL	Bucharest	Romania	61,435	100
Alfa Laval Iberia SA	Madrid	Spain		100

Company name	Domicile	Country of incorporation	No. of shares	Share of capital%

Alfa Laval (Portugal) Ltd	Linda-A-Velha	Portugal	1	99
Alfa Laval Dis Ticaret Ltd Sti	Istanbul	Turkey	1	1
Alfa Laval Holdings Ltd	Camberley	United Kingdom	28,107,000	100
Alfa Laval 2000	Camberley	United Kingdom	28,106	100
Alfa Laval Ltd	Camberley	United Kingdom	12,710,000	100
Alfa Laval Finance Co Ltd	Camberley	United Kingdom	856,000	100
Alfa Laval Oilfield Ltd	Aberdeen	United Kingdom	500,000	100
Alfa Laval Flow Ltd	Sutton Coldfield	United Kingdom	100	100
Alfa Laval Pumps Ltd	Eastbourne	United Kingdom	100	100
Alfa Laval Thermal Ltd	Camberley	United Kingdom	1,000	100
Alfa Laval Separation Ltd	Camberley	United Kingdom	375,000	100
Rolls Laval Heat Exchangers Ltd	Wolverhampton	United Kingdom	5,000	50
Toftjorg Ltd	Camberley	United Kingdom	50,000	100
Alfa Laval USA inc	Kenosha	United States	100
Alfa Laval US Holding Inc	Kenosha	United States	180	100
Alfa Laval Inc	Kenosha	United States	44,000	100
Tri-Lad Inc	Brantford	Canada	4,000	100
BioKinetics Inc	Philadelphia	United States	100	100
Kinetics Modular Systems Inc	Toronto	Canada	1800	100
Kinetics Engineering P C	Durham	United States	100	100
Hynetics Inc	Logan	United States		50
Alfa Laval US Treasury Inc	Kenosha	United States	1,000	100
AO Alfa Laval Potok	Koroljov	Russia	31,057,529	100
OÜ Alfa Laval	Tallinn	Estonia	1	100
Gigantissimo 2444 AB	Stockholm	Sweden		50
Alfa Laval SpA	Monza	Italy

4.D. Property, Plant and Equipment

The following table sets forth the location, number of employees, products manufactured and capacity utilisation of each of our manufacturing facilities for 2003:

Manufacturing Unit	Employees(1)	Products	Capacity Utilisation (2)	Size(m2)	Use of Unit	Production Capacity in Delivery Value
			(%)			SEK millions

Europe:
Alonte, Italy	213	Air conditioners, brazed plate heat exchangers	90	19,562	Offices, Factory and Warehouse	456
Eastbourne, UK	107	Pumps	70	7,726	Offices, Factory and Warehouse	121
Eskilstuna, Sweden*	197	Separators	85	17,682	Factory	305
Grenoble, France	166	Gasketed and welded plate heat exchangers	80	10,710	Offices and Factory	244
Guny, France	60	Gaskets	80	3,203	Factory	52
Ishoej, Denmark*	70	Tank cleaning equipment	95	3,600	Factory and Warehouse	150
Kolding, Denmark	291	Pumps, fittings and valves	85	17,176	Offices, Factory and Warehouse	550
Krakow, Poland	62	Separators	85	5,558	Factory	43
Les Clayes, France*	21	Filters	75	9,526	Offices and Factory	40
Lund, Sweden	503	Gasketed plate heat exchangers	90	21,329	Offices, Factory and Warehouse	1054
Lyon, France	30	Heat exchanger modules	85	3,100	Offices and Factory	81
Madrid, Spain	115	Separators	85	13,124	Offices and Factory	188
Monza, Italy	63	Separator modules	80	22,149	Offices, Factory and Warehouse	359
Nakskov, Denmark	33	Membranes	50	6,611	Offices and Factory	75
Nevers, France	93	Spiral heat exchangers	85	16,137	Offices and Factory	92
Potok, Russia	101	Gasketed plate heat exchangers	75	27,382	Offices and Factory	81
Ronneby, Sweden	216	Brazed plate heat exchangers, modules	90	15,000	Offices, Factory and Warehouse	496
Söborg, Denmark	154	Decanters and modules	90	21,775	Offices and Factory	429

North America:
Lykens, USA	42	Spiral heat exchangers	70	5,388	Factory	75
Richmond, USA	160	Scrape, brazed and gasketed plate heat exchangers, pumps and valves	60	12,355	Offices, Factory and Warehouse	627
Toronto, Canada*	192	Bioreactor modules	30	8,856	Offices, Factory and Warehouse	455

Asia:
Jiang Yin City, China	155	Brazed and gasketed plate heat exchangers, gaskets	85	6,294	Factory	148
Kunshan, China*	116	Fittings	90	6,988	Factory	74
Pune, India	403	Decanters and separators	90	22,586	Offices, Factory and Warehouse	201
Sarola, India	118	Fittings	85	5,750	Offices, Factory and Warehouse	48

Satara, India	93	Plate and spiral heat exchangers	30	8,550	Factory	51
Shonan, Japan	40	Gasketed plate heat exchangers	85	7,549	Offices and Factory	242

*                                                                 Indicates the manufacturing unit premises are leased and not owned by Alfa Laval.

(1)                                                          Average number of employees for the year ended December 31, 2003.

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

For a discussion of our material plans to construct, expand and improve our manufacturing facilities, see “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Future Capital Expenditure”.

For a discussion of the environmental issues affecting us, see “Item 4.B Information About the Company—Business Overview—Environmental Matters”.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

We have prepared the following operating and financial review and prospects based on our consolidated financial data for the years ended December 31, 2001, 2002 and 2003. Our financial statements have been prepared in accordance with Swedish GAAP, which differs from US GAAP in certain material respects. For a discussion of the principal differences between Swedish GAAP and US GAAP as they relate to us; see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Critical Accounting Policies and Estimates

General.  The following discussion and analysis of Alfa Laval’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Sweden. The preparation of its financial statements requires Group management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations and pensions and other post-retirement benefits. Management of the Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Bad Debt.  The Group maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

The Financial Accounting Standards Board in the United States has issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortised; these assets should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. The Group has adopted the provisions of FAS 142 as of January 1, 2002 in the US GAAP reconciliation and management determined that goodwill was not impaired. The effect of FAS 142 can be considerable for the Group if the profitability within the Group or parts of the Group goes down in the future, since this could trigger a substantial impairment write down of the goodwill. Such a write down will affect the net income and thereby the position of the Group according to US GAAP.

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

Product Claims and Warranty.  The Group provides for the estimated cost of product warranties at the time revenue is recognised. While the Group engages in extensive product quality programmes and processes, including actively monitoring and evaluating the quality of its suppliers, the Group’s warranty obligation is affected by product failure rates, material usage and repair costs incurred in correcting a product performance issue. Should actual product failure rates, material usage or repair costs differ from the Group’s estimates, revisions to the estimated warranty liability would be required.

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

Provisions.  The Group’s reporting of provisions according to RR16 means that SEK 891.2 (989.3) million is reported as other provisions.  This constitutes 6.1 (6.4) percent of the Group’s assets and is important for the assessment of the Group’s financial position, not the least since provisions normally are based on estimates of costs and risks.  If the accounting principles for provision would be changed sometime in the future, this could have a substantial impact on the Group’s financial position.

Overview

We are a leading global provider of specialised process engineering solutions and equipment based on three key technologies—heat transfer, centrifugal separation and sanitary flow technology.  Under our widely recognised brand name, Alfa Laval, we service our customers globally through ten distinct customer segments with an international sales force in over 100 countries.  We were founded in Sweden in 1883 by Gustav de Laval, the inventor of the continuous separator.  We are a market leader in our target markets of compact heat exchangers, centrifugal separators and sanitary flow equipment.  Our systems and products are designed to optimise the performance of our customers’ manufacturing processes, and as a result are often critical to them.

Our Restructuring and Cost Reduction Programme—”Beyond Expectations”

In late 1999, we began to implement a restructuring programme, which we call “Beyond Expectations”, in order to reduce costs and increase our operating efficiency and productivity.  This restructuring, which was completed after the third quarter in 2003, consisted of measures aimed at redesigning our organisational structure, consolidating human resource management, information and systems technology and communications functions into one headquartered Group operation, rationalising and consolidating our manufacturing operations, centralising our purchasing, logistics and manufacturing functions, restructuring our sales and marketing network and divesting non-core businesses and properties.  Due to this restructuring programme, we have successfully reduced our headcount from 11,330 in 1999 to 8,852 in 2003, excluding acquisitions, which is a reduction of 21.9%, and increased net sales per employee by 25% from SEK 1.2 million per employee in 1999 to SEK 1.5 million per employee in 2003.  The following actions were part of the “Beyond Expectations” restructuring programme:

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

•                  Divestment of Non-Core Business and Properties.  We have divested many of those businesses and properties that we believe would not benefit from our core business strategy.  For example, until April 2001, we were active in industrial flow market applications, developing, marketing and selling pumps and valves used in the chemical, fresh and waste-water, oil, petrochemical and mining industries.  Our industrial flow business generated sales of approximately SEK 656 million in 2000, employed approximately 689 personnel and included manufacturing facilities in India, Germany and the United Kingdom.  We believed that this business would better develop under an owner focused on becoming a market leader in industrial valves and pumps and in April 2001, we sold our industrial flow business for SEK 331 million.  We have also divested our properties in Johannesburg, South Africa, Glinde, Germany, Warminster, the United States and Newmarket, Canada.  The sale of the property in Kenosha in Wisconsin has been delayed due to the situation on the real estate market in the US.  Other properties in Spain, Brazil, Canada, Denmark, Wales and Peru are also planned for sale.

As a result of our restructuring and cost reduction programme, we expect to increase our sales and reduce our existing operating costs, as well as to generate additional quantifiable and unquantifiable operating efficiencies.  We started to incur restructuring costs in connection with our restructuring programme in late 1999.  In

2000, we recorded restructuring provisions of SEK 408 million.  This provision principally related to restructuring measures that management committed to take at the time of the Acquisition.  Such measures included redundancies in connection with the closure of manufacturing sites, the rationalisation of our logistics function and the introduction of our customer segment based organisation.  As of December 31, 2003, nothing of this provision remained outstanding.  In addition to this provision, expenses of approximately SEK 181 million, SEK 72 million and SEK 25 million have been recorded in our profit and loss account in 2001, 2002 and 2003, respectively.

In order to achieve our strategic objectives, we have set as a target for our revenue growth that we should outperform the markets in which we operate over the course of the business cycle.  In addition, we have set an EBITA margin target excluding comparison distortion items of greater than 12%.  This financial target required that we obtained the cost savings and operating efficiencies we expected to achieve from our Beyond Expectations restructuring programme.  This cost reduction programme, the implementation of which commenced in late 1999 and which was completed after the third quarter in 2003, had at completion generated cost savings and other operating efficiencies of approximately SEK 850 million on an annualised basis.  At the end of 2002, the achieved savings amounted to about SEK 775 million on an annualised basis.  In the income statements for 2003, 2002 and 2001 there are savings corresponding to approximately SEK 800, 670 and 450 million respectively as a result of headcount reductions, improved manufacturing and sales productivity, reduced operating costs and purchasing initiatives that resulted in lower supply costs.  Over the implementation period, however, our operating costs have increased as a result of the execution of our strategy and our expected sales growth.  There can be no assurance that we will be able to generate additional sales.  Any such failure may make it more difficult to attain our EBITA margin financial target excluding comparison distortion items of greater than 12%.  See “Item 3.D: Key Information—Risk Factors”.  The statements in this paragraph are forward-looking and readers are cautioned not to place undue reliance on such statements.  See “Forward-Looking Statements”.

Factors Affecting Results of Operations

Presentation of Financial Statements

Sales of our products and services are generally recorded upon delivery of the product or the performance of a particular service, except for certain longer term projects for the development and installation of customised systems.  These longer term projects, typically involving large sales of capital goods, including customised products, are recorded as sales under the percentage of completion method and comprised no more than one-third of our sales in 2003.  In respect of these sales, there is often a period between the time we receive an order (for which there is a purchase commitment) and when we record the order as a sale.  This period typically ranges from several months to, in certain cases, more than one year, depending upon the nature of the contract.

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

Foreign Currency Effects

As we service our customers globally through ten distinct customer segments with an international sales organisation in over 100 countries, our results of operations are subject to currency transaction risks and currency translation risks.  Currency transaction risks occur as a result of one of our operating subsidiaries entering into either a purchase or sales transaction using a currency other than its regular operating currency.  We incur most of our costs in Swedish kronor, euro, Danish kroner and US dollars.  Our revenues are however far more broadly distributed.  We aim to hedge against currency transaction risk by matching revenues and costs in the same currency.  Currency translation risks occur as a result of fluctuations in the exchange rates between the currency in which our consolidated assets and liabilities and profit and loss are reported, the Swedish kronor, and the various currencies in which our subsidiaries’ assets and liabilities and profit and loss are reported.  See “Item 11:—Quantitative and Qualitative Disclosures about Market Risk”.

The discussion under the caption “Item 5A: Operating and Financial Review and Prospects—Operating Results—Results of Operations” below contains references to Swedish kronor amounts on a constant exchange rate basis.  These Swedish kronor amounts have been converted from various foreign currencies, including the euro at a rate of €1.00 = SEK 9.1180, the average rate calculated on monthly closing rates issued by Reuters.

Cyclicality of end-user markets and commodity prices

Given the industrial nature of our products, we are affected by economic cycles that impact demand in our end-user markets.  For example, orders from the oil production and chemical processing industries are dependent on global oil prices, while orders from our customers in the heating, ventilation and air conditioning businesses are subject to the cyclicality of the construction industry in each geographical market we serve.  In our higher margin parts and services business, which represented approximately 26% of our net sales in 2003, we generally experience significantly less cyclicality, which contributes to more stable margins.  Although we believe our diverse geographic and customer base, as well as our parts and services business, serve to mitigate our exposure to economic cycles in any one region and the volatility of individual industries, we have experienced fluctuations in our operating results due to economic cycles.

During 1998, there was a downturn in the ship building industry that adversely affected our business.  With the recovery in 2000 of oil and chemical prices and renewed economic growth in Asia, our orders received increased in 2000 by 12.2% as compared to prior years, excluding currency exchange fluctuations and divested operations.  In 2001, our orders received decreased by 1.6%, excluding currency exchange rate fluctuations and divested operations.  In 2002, our orders received decreased by 2.0%, excluding currency exchange rate fluctuations.  In 2003, our orders received increased by 4.9%, excluding currency exchange rate fluctuations.  As discussed above, market improvements reflected in our orders received generally precede sales growth by several months.

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

Geographic distribution of sales

Our products are sold in over 100 countries. The following table illustrates our net sales by geographic region in 2001, 2002 and 2003:

	Year Ended December 31,
	2001	2002	2003
	(% of total sales)

European Union	39	40	41
Other Europe	9	10	11
North America(1)	21	21	18
South America	4	4	4
Asia	24	23	23
Africa	1	0	1
Oceania(2)	2	2	2
Total	100%	100%	100%

(1)                   Excludes Mexico.

(2)                   Includes Australia and New Zealand.

We are exposed to changes in a specific country’s or region’s economic conditions. However, we believe that the diversity of our geographic base mitigates the impact of an economic downturn in any one part of the world on our financial performance.

European Union and Other Europe.  Sweden, Germany, Italy, France, United Kingdom, Denmark and Russia are our main markets in Europe. In 2003, the sales increased in Sweden, Italy, Denmark and Russia whereas there was a decrease in Germany, France and the United Kingdom. After considering the effect of exchange rate variations, the invoicing increased in Central and Eastern Europe, was unchanged in Western Europe and was slightly below the level of last year for the Nordic countries.

North America.  The United States has reported a decrease in net sales that is mostly related to the effect of exchange rate variations.

South America.  Our main markets in South America are Brazil and Chile. Almost all countries in the region have reported lower sales during 2003. This is entirely due to the effect of exchange rate variations. After considering the effect of exchange rate variations, the invoicing increased in Latin America.

Asia.  China, Japan, India and South Korea are our largest markets in Asia. In 2003, our sales into China increased, whereas the sales in Japan, India and South Korea decreased. After considering the effect of exchange rate variations, the invoicing in Asia was above the level of 2002.

Oceania and Africa.  We experienced an increase in sales in these regions in 2003.

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

The following table sets forth our consolidated orders and net sales for the periods indicated, and the percentage of orders and net sales, respectively, recorded in each quarter of each such period:

	2001(1)	2002	2003
	Year Ended December 31,
	(SEK millions)	(SEK millions)	(SEK millions)	(%)

Orders Received
First quarter	4,118	3,682	3,378	24%
Second quarter	4,087	3,964	3,554	25%
Third quarter	3,983	3,528	3,463	24%
Fourth quarter	3,706	3,501	3,750	27%
Total	15,894	14,675	14,145	100%

Net sales
First quarter	3,452	3,262	2,995	22%
Second quarter	3,807	3,654	3,402	24%
Third quarter	3,832	3,504	3,426	25%
Fourth quarter	4,739	4,175	4,086	29%
Total	15,830	14,595	13,909	100%

(1)                   Includes operations now divested that had orders of SEK 213 million and generated net sales of SEK 212 million in the year ended December 31, 2001.

Acquisitions and Divestitures

A number of acquisitions and divestitures have affected our results of operations and financial condition and those of the former Alfa Laval Holding over the last years. The following table highlights the most significant of these transactions.

Businesses Acquired	Date	Sales(1)
		(SEK in millions)
Vicarb Group	January 1999	425
Scandi-Brew	February 1999	67
Kvaerner Hetland	March 1999	57
Dorr Oliver	December 1999	127
Danish Separation Systems A/S	September 2002	90
Toftejorg A/S	January 2003	210
BioKinetics Inc	October 2003	550

Businesses Divested	Date	Sales(1)
		(SEK in millions)
Thermotechnik	January 1999	49
Cardinal	November 1999	39
Tetra Pak division of Indian subsidiary	May 2000	47
Aircoil	December 2000	51
Rema Control	January 2001	68
Industrial Flow	April 2001	656

(1)           Sales for the most recent year ended prior to transaction in question.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date is January 30, 2004. Tri-Lad Inc is selling equipment to the oil and gas industry and was a non-core activity within Alfa Laval. It has been up for sale since several years.

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

Step-Up in Asset Base; Goodwill Amortisation and Depreciation

Our goodwill increased significantly in 2000, relative to our Predecessor, as a result of the Acquisition of the former Alfa Laval Holding. The purchase price for the shares of the former Alfa Laval Holding was SEK 8,286 million, including transaction costs of SEK 72 million. As part of the Acquisition, an excess purchase price of SEK 7,300 million was paid over the net book value of assets acquired. This excess purchase price was attributable to goodwill totalling SEK 3,277 million, which is being depreciated over 20 years, with the balance allocated to tangible and intangible assets in an amount of SEK 4,023 million. This allocation (or “Step-Up”) was required to conform with US GAAP and Swedish GAAP accounting standards and was finalised during the second quarter of 2001. In connection with the Acquisition, a restructuring provision of SEK 408 million was recorded. For more detailed information about the book value and the fair value of these tangible and intangible assets, see notes 13 and 14 to our consolidated financial statements, included elsewhere in this annual report.

Depreciation on the Step-Up (the “Step-Up Depreciation”) amounted to SEK 303 million in 2003, SEK 319 million in 2002 and SEK 334 million for 2001. This Step-Up Depreciation is included in costs of goods sold within the financial statements of Alfa Laval. The following table sets forth the effects of the Step-Up Depreciation for the years shown:

	Year ended December 31,
	2001	2002	2003
	(SEK million)

Depreciation on pre-Step-Up asset values	400	331	293
Step-Up Depreciation	334	319	303
Total Depreciation	734	650	596

Goodwill amortisation amounted to SEK 191 million, SEK 188 million and SEK 178 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in goodwill amortisation in 2002 was due to the additional goodwill relating to the additional purchase price paid for Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) and the acquisition of shares in Danish Separation Systems A/S. The increase in goodwill amortisation in 2003 was due to the acquisition of Toftejorg A/S and bioKinetics. In the near future, management expects that incremental depreciation related to the step-up asset values to be in line with the Step-Up Depreciation for 2003.

Effective Tax Rates

Alfa Laval has significant net operating losses that it can use to offset its taxable income in a number of jurisdictions, primarily in the United States. In the United States, operating losses can be offset against taxable income for a six year period, after which the tax-loss carry forwards expire. As of December 31, 2003, Alfa Laval had tax-loss carry forwards amounting to SEK 352 million in the United States. Utilisation of these tax-loss carry forwards may be limited by tax restrictions. As at December 31, 2003, Alfa Laval had SEK 8 million in deferred tax assets, comprising tax losses and tax grants.

Goodwill amortisation and Step-Up Depreciation are not tax deductible and consequently have the effect of increasing Alfa Laval’s effective tax rate. However, Step-Up Depreciation has been fully provided for as a deferred tax asset and therefore does not result in differences between Alfa Laval’s applicable tax rates and the tax rate reported in the income statement as a consequence of the amortisation of this liability in accordance with the amount of Step-Up Depreciation each year.

Change in Financial Reporting

As a result of our organisational redesign discussed above under “Item 5.A: Operating and Financial Review and Prospects–Operating Results Our Restructuring and Cost Reduction Programme—Beyond Expectations”, we now report our financial results by our two reorganised divisions–the Equipment division and the Process Technology division. In addition, certain project sales, engineering, ancillary products and installation services, our common procurement, production and logistics function, certain corporate overhead costs, the financial results of Tri-Lad Inc., our Canadian-based manufacturer of industrial flanges, and certain projects sales in India are incorporated under the heading “Operations and other” as a third financial reporting division. This change has been effective since the beginning of 2001.

Results of Operations

The following table sets forth certain profit and loss account data as a percentage of sales for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001		2002		2003
	(SEK millions)	(% of sales)	(SEK millions)	(% of sales)	(SEK millions)	(% of sales)

Net sales	15,830	100.0	14,595	100.0	13,909	100.0
Cost of goods sold	(10,348)	(65.4)	(9,262)	(63.5)	(8,976)	(64.5)

Gross profit	5,482	34.6	5,333	36.5	4,933	35.5
Other operating expenses:
Sales costs	(2,443)	(15.4)	(2,115)	(14.5)	(2,246)	(16.1)
Administrative costs	(787)	(5.0)	(1,027)	(7.0)	(866)	(6.2)
Research and development costs	(341)	(2.2)	(355)	(2.4)	(368)	(2.6)
Other operating income/(costs)	(504)	(3.2)	(395)	(2.7)	(124)	(0.9)
Goodwill Amortisation	(178)	(1.1)	(188)	(1.3)	(191)	(1.4)
Comparison distortion items	5	—	(29)	(0.2)	6	—
Operating income/(loss)	1,233	7.8	1,224	8.4	1,144	8.2
Interest and other financial income/(costs)	(861)	(5.4)	(764)	(5.2)	(327)	(2.4)
Income/(loss) before taxes and minority interests	373	2.4	460	3.2	817	5.9
Income tax benefit/(expense)	26	0.2	(218)	(1.5)	(134)	(1.0)
Minority interests	(32)	(0.2)	(34)	(0.2)	(42)	(0.3)
Net income/(loss)	367	2.3	208	(1.4)	641	4.6

Orders received	15,894	100.4	14,675	100.5	14,145	101.7
Order backlog	4,314	27.3	4,340	29.7	4,021	28.9

Years ended December 31, 2002 and 2003

Net Sales

Consolidated.  Net sales decreased by SEK 686 million, or 4.7%, to SEK 13,909 million in 2003 from SEK 14,595 million in 2002. Our net sales were significantly affected by currency exchange rate fluctuations. On a constant exchange rate basis, our consolidated net sales increased SEK 525 million, or 3.6%. This increase in net sales was due primarily to stronger sales in the Equipment division and the acquisition of bioKinetics for the Process Technology division.

Orders received decreased by SEK 530 million, or 3.6%, to SEK 14,145 million in the year ended December 31, 2003 from SEK 14,675 million in the year ended December 31, 2002. Order backlog decreased by SEK 319 million, or 7.3%, to SEK 4,021 million at December 31, 2003 from SEK 4,340 million at December 31, 2002.

Net sales by division for the year ended December 31, 2002 and 2003 were as follows:

	Year ended December 31,
	2002	2003
	(SEK in millions)

Net sales by division
Equipment	8,130	7,842
Process Technology	6,377	5,994
Operations and other	88	73
Net sales	14,595	13,909

Equipment.  Net sales decreased by SEK 288 million, or 3.5%, to SEK 7,842 million in 2003 compared with SEK 8,130 million in 2002. This decrease was due primarily to the effect of currency exchange rate fluctuations, despite an increase in sales volumes and the acquisition of Toftejorg, which added SEK 113 million to the 2003 net sales for the Equipment division. On a constant exchange rate basis, net sales in our Equipment division increased by SEK 301 million, or 3.7%. This increase in net sales was due to increased sales for all customer segments in the Equipment division during 2003 compared to 2002. Applications such as refrigeration, diesel power, industrial original equipment manufacturers and air conditioning reported strong sales during the year.

Orders received decreased by SEK 23 million, or 0.3%, to SEK 8,070 million in the year ended December 31, 2003 from SEK 8,093 million in the year ended December 31, 2002. Order backlog increased by SEK 34 million, or 2.2%, to SEK 1,599 million at December 31, 2003 from SEK 1,565 million at December 31, 2002.

Process Technology.  Net sales decreased by SEK 383 million, or 6.0%, to SEK 5,994 million in 2003 compared with SEK 6,377 million in 2002. This decrease was due primarily to the effects of exchange rate fluctuations, partly offset by the acquisition of bioKinetics, which added SEK 133 million to the 2003 net sales for the Process Technology division. On a constant exchange rate basis, sales in our Process Technology division increased by SEK 230 million, or 3.6%. This increase in sales was principally due to increased sales in the Food Technology, Life Science and Parts & Service customer segments, partially offset by a decrease in sales in the Energy & Environment and Process Industry customer segments. Applications such as wine, beverages, olive oil, vegetable oil and environment have reported strong sales during the year.

Orders received decreased by SEK 497 million, or 7.7%, to SEK 5,991 million in the year ended December 31, 2003 from SEK 6,488 million in the year ended December 31, 2002. Order backlog decreased by SEK 355 million, or 12.9%, to SEK 2,398 million at December 31, 2003 from SEK 2,753 million at December 31, 2002.

Operations and other.  Net sales decreased to SEK 73 million in 2003 from SEK 88 million in 2002. This decrease was due primarily to the effects of exchange rate fluctuations.

Costs of Goods Sold

Costs of goods sold decreased by SEK 286 million, or 3.1% to SEK 8,976 million in 2003 compared with SEK 9,262 million in 2002. The decrease in cost of goods sold was due primarily to the lower sales volume. In 2003, costs of goods sold included SEK 303 million of Step-Up Depreciation in connection with the Acquisition of the former Alfa Laval Holding compared with SEK 319 million in 2002.

Gross Profit

Gross profit in 2003 was SEK 4,933, or 35.5% of net sales, as compared to SEK 5,333, or 36.5% of net sales, in 2002. The decrease of SEK 400 million, or 7.5%, was primarily due to the effect of currency exchange rate fluctuations. On a constant exchange rate basis and exclusive of Step-Up Depreciation in 2003 of SEK 303 million, gross profit decreased by SEK 79 million, or 1.4%.

Operating Expenses

Sales costs.  Sales costs were SEK 2,246 million in 2003 compared with SEK 2,115 million in 2002. The increase of SEK 131 million, or 6.2%, was due primarily to addition of the sales costs in the acquired Toftejorg and bioKinetics companies and customary increases in salaries for employees within the Group.

Administration Costs.  Administration costs were SEK 866 million in 2003 compared with SEK 1,027 million in 2002. The decrease of SEK 161 million, or 15.7% was due primarily to cost savings resulting from our “Beyond Expectations” restructuring programme, partly offset by the addition of the administration costs in the acquired Toftejorg and bioKinetics companies.

Research and Development Costs.  Research and development costs increased from SEK 355 million or 2.4% of net sales in 2002 to SEK 368 million or 2.6% of net sales in 2003. At constant exchange rates, this represents an increase by SEK 14 million or 4.0 percent between 2003 and 2002. This increase was partly due to automatic costs increases related to salaries. Over the next few years, management expect research and development costs to be approximately 2.5% to 3.0% of net sales.

Other Operating Income.  Other operating income decreased by SEK 27 million, or 10.0%, to SEK 242 million in 2003 compared with SEK 269 million in 2002 due principally to a number of different factors affecting, among other things, lower rental income and lower reversal of provisions in a large number of our subsidiaries.

Other Operating Costs.  Other operating costs decreased by SEK 298 million, or 44.9%, to SEK 366 million in 2003 compared with SEK 664 million in 2002 due to lower restructuring costs.

Comparison distortion items, net.  Comparison distortion items were a gain of SEK 6 million in 2003 compared to a loss of SEK 29 million in 2002. The comparison distortion items in 2003 were attributable to a gain of SEK 3.6 million related to the sales of the property in Newmarket, Canada and a gain of SEK 2.0 million on the sale of a piece of land to the new landlord in connection with the construction of a new headquarter building in Lund.  Comparison distortion items in 2002 comprised a loss of SEK 43 million related to the sale of real estate, offset by a further gain of SEK 14 million on the sale of Industrial Flow.

Goodwill amortisation. Goodwill amortisation costs were SEK 191 million in 2003 compared with SEK 188 million in 2002. The increase of SEK 3 million, or 1.6%, was due primarily to the acquisition of Toftejorg and bioKinetics, offset by exchange rate fluctuations.

Operating Income

Operating income decreased to SEK 1,144 million in 2003 from SEK 1,224 million in 2002. This decrease of SEK 80 million was due primarily to exchange rate fluctuations, offset by a decrease of SEK 13 million in Step-Up Depreciation and goodwill amortisation. On a constant exchange rate basis and exclusive of the decrease in goodwill amortisation and Step-Up Depreciation of SEK 13 million and the positive increase in comparison distortion items of SEK 35 million, our operating income increased by SEK 30 million or 2.5%. Included in our operating income are certain one-off costs of approximately SEK 72 million in 2002 and SEK 25 million in 2003, related to our restructuring programme.

EBITA

The following table shows the development of EBITA for 2002 and 2003:

	Year ended December 31,
	2002	2003
	(SEK millions)

Operating Income	1,224	1,144
Amortisation of goodwill	188	191
Step-Up Depreciation	319	303
EBITA	1,731	1,638

EBITA decreased by SEK 93 million in 2003 to SEK 1,638 million compared to SEK 1,731 million in 2002. On a constant exchange rate basis, the increase in EBITA was SEK 28 million.

Net Interest and Other Financial Income/Costs

Interest and other financial income/costs decreased by SEK 437 million, or 57.2%, to SEK 327 million in 2003 compared with to SEK 764 million in 2002. Total bank borrowings amounted to SEK 2,531 million at the end of 2003 compared to SEK 3,360 million at the end of 2002. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 3,614 million at the end of 2003 compared to SEK 4,519 million at the end of 2002. These two circumstances have reduced the interest costs by SEK 239 million or 37.2%. During 2003, the net realised and unrealised exchange gains and losses deteriorated by SEK 88 million compared to 2002. The financial comparison distortion costs were nil in 2003 and SEK 290.7 million in 2002. This cost is relating to two items. In connection with the repayment of the previous syndicated loans and the amortisation of the bond loan, capitalised financing costs of totally SEK 205.5 million have been reversed. On June 24, 35 percent of the bond loan of EUR 220 million was amortised. This was made at a premium of 12.125 percent corresponding to one year’s interest, which amounted to SEK 85.2 million. Both of these costs have been reported as comparison distortion financial costs.

Income Taxes

The Swedish statutory tax rate on income was 28.0% in 2003 and 2002. Our weighted average tax rate was 33% in 2003 and 2002. Alfa Laval’s taxation charge was SEK 134 million in 2003, compared with a taxation charge of SEK 218 million in 2002 primarily due to the utilization of tax losses in Sweden.

Net Income

Principally as a result of the above factors, Alfa Laval had net income of SEK 641 million in 2003 compared with net income of SEK 208 million in 2002.

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

Costs of Goods Sold

Costs of goods sold decreased by SEK 1,086 million, or 10.5% to SEK 9,262 million in 2002 compared with SEK 10,348 million in 2001. The decrease in cost of goods sold was due primarily to the lower sales volume. In 2002, costs of goods sold also included SEK 319 million of Step-Up Depreciation in connection with the Acquisition of the former Alfa Laval Holding.

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

Administration Costs.  Administration costs were SEK 1,027 million in 2002 compared with SEK 787 million in 2001. The increase of SEK 240 million, or 23.4% was due primarily to a changed definition of sales and administration costs, offset in part by cost savings resulting from our “Beyond Expectations” restructuring programme.

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

Goodwill amortisation.  Goodwill amortisation costs were SEK 188 million in 2002 compared with SEK 178 million in 2001. The increase of SEK 10 million, or 5.6%, was due primarily to the additional goodwill relating to the additional purchase price paid for Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) and the acquisition of shares in Danish Separation Systems A/, offset by exchange rate fluctuations.

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

EBITA

The following table shows the development of the EBITA for 2001 and 2002:

	Year ended December 31,
	2001	2002
	(SEK millions)

Operating Income	1,233	1,224
Amortisation of goodwill	178	188
Step-Up Depreciation	334	319
EBITA	1,745	1,731

EBITA decreased by SEK 14 million in 2002 to SEK 1,731 million compared to SEK 1,745 million in 2001. On a constant exchange rate basis, excluding divested operations, the increase in EBITA was SEK 54 million.

Net Interest and Other Financial Income/Costs

Interest and other financial income/costs decreased by SEK 97 million, or 11.3%, to SEK 764 million in 2002 compared with to SEK 861 million in 2001. Total bank borrowings amounted to SEK 3,360.2 million at the end of 2002 compared to SEK 4,573.1 million at the end of 2001. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 4,518.7 million at the end of 2002 compared to SEK 6,651.6 million at the end of 2001. These two circumstances have reduced the interest costs by SEK 187.2 million or 29.0%. During 2002, the net realised and unrealised exchange gains and losses improved by SEK 171.8 million compared to 2001. The financial comparison distortion cost of SEK 290.7 million offset most of these improvements. This is relating to two items. In connection with the repayment of the previous syndicated loans and the amortisation of the bond loan, capitalised financing costs of totally SEK 205.5 million have been reversed. On June 24, 35 percent of the bond loan of EUR 220 million was amortised. This was made at a premium of 12.125 percent corresponding to one year’s interest, which amounted to SEK 85.2 million. Both of these costs have been reported as comparison distortion financial costs.

Income Taxes

The Swedish statutory tax rate on income was 28.0% in 2002 and 2001. Our weighted average tax rate was 33% in 2002 and 35% in 2001. Alfa Laval’s taxation charge was SEK 218 million in 2002, compared with a taxation credit of SEK 26 million in 2001 primarily due to reimbursement of taxes in prior years.

Net Income

Principally as a result of the above factors, Alfa Laval had net income of SEK 208 million in 2002 compared with net income of SEK 367 million in 2001.

5.B. Liquidity and Capital Resources

The following summary of certain provisions of our Senior Notes, the Existing Senior Credit Facility, our New Senior Credit Facility, the Subordinated Loan, the Intercompany Note, the Intercreditor Agreement, our New Intercreditor Agreement and continuing indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents.

•      The Senior Notes

In November 2000, we issued €220 million in aggregate principal amount of 12 1/8% Senior Notes due 2010 in reliance on exemptions from registration requirements under the US Securities Act of 1933, as amended (the “Securities Act”). In July 2001, we completed a public exchange offer pursuant to which our Senior Notes issued in November 2000 were exchanged for substantially identical Senior Notes registered under the Securities Act.

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

The Senior Notes rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness, and are senior in right of payment to any of our future subordinated indebtedness. The Senior Notes are also guaranteed on a senior subordinated basis by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB).

The indenture governing the Senior Notes is subject to the Trust Indenture Act of 1939, as amended. It contains covenants applicable to us and certain of our subsidiaries, including Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the ownership of capital stock of restricted subsidiaries, issuances of guarantees of indebtedness by restricted subsidiaries, transactions with affiliates, liens, asset sales, consolidations and mergers and the provision of financial statements and reports. The indenture also requires us to make an offer to purchase all outstanding Senior Notes at a purchase price of 101% of their principal amount upon the occurrence of a change of control. Under the terms of the indenture, the Offering did not cause a change of control to occur. In addition, under certain circumstances, we are required by the indenture to offer to purchase the Senior Notes with the proceeds of sales of certain assets. The indenture also provides for events of default which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the Senior Notes to become or to be declared to be immediately due and payable.

As of April 8, 2004 our Senior Notes, which are listed on the Luxembourg Stock Exchange, traded at 118.25%. This is the most recent date the Senior Notes were traded.

For a description of the optional redemption provisions of our Senior Notes, see “Item 5.B:—Maturity Profile of Our Borrowings” below.

•      The Existing Senior Credit Facility

Following completion of the Offering, we refinanced borrowings under our Previous Senior Credit Facility with borrowings under our Existing Senior Credit Facility. Our Existing Senior Credit Facility comprised of a senior multi-currency credit facility with SEB Merchant Banking, a unit within Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), as arrangers, of up to €575 million and was structured in two tranches—a Tranche A €425 million 5 year multi-currency term loan facility and a Tranche B €150 million 5 year multi-currency revolving credit facility. Following the Offering, we applied the proceeds of Tranche A mainly to the refinancing of term loans under our Previous Senior Credit Facility and for other purposes in connection with the Offering. We used the proceeds of Tranche B for working capital and other general corporate purposes.

Borrowings under the Existing Senior Credit Facility were guaranteed by Alfa Laval AB, our parent, us, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor of our Senior Notes, and the former Alfa Laval Holding AB, on a joint and several basis.

The Existing Senior Credit Facility could have been cancelled and/or pre-paid without premium in whole or in part, in minimum amounts of €5 million, or, if greater, in integral multiples of €1 million with the giving of appropriate notice. If a change of control had occured (that is, if any person or group of persons, other than Tetra Laval B.V. and any of its affiliates and Industri Kapital 2000 Ltd. and any of its subsidiaries and any partnership in which Industri Kapital 2000 Ltd. or any of its subsidiaries is general partner, acquire shares in Alfa Laval AB representing more than 50% of Alfa Laval AB’s share capital or voting rights), the borrowers would have been required by the lenders to prepay the Existing Senior Credit Facility.

The interest payable on each tranche was the relevant inter-bank rate plus a relevant margin and mandatory costs.

In connection with the Existing Senior Credit Facility, on April 29, 2002, we entered into inter-creditor arrangements under which the Intercompany Note between us and Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), was subordinated to debt outstanding under the Existing Senior Credit Facility. The guarantee of the Senior Notes given by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) was also subordinated to outstandings under the Existing Senior Credit Facility. These subordination arrangements included restrictions on the repayment of, or payments in relation to, this intercompany loan. The additional condition subsequent under the Existing Senior Credit Facility was that all the security under the Previous Senior Credit Facility be released.

The Existing Senior Credit Facility contained financial covenants which are required ratios of consolidated net debt to consolidated EBITDA of Alfa Laval AB group, consolidated EBITDA to total interest expense of the Group and consolidated net debt to shareholders’ equity of the Alfa Laval AB group. In addition to these, there were other covenants, including covenants which restrict borrowing by certain subsidiaries, the creation of security interests over the assets of the Alfa Laval AB group, lending, the giving of guarantees by members of the Group and the disposal of assets by members of the Alfa Laval AB group.

The Existing Senior Credit Facility also contained standard representations and warranties customarily found in credit agreements for similar financings. There were standard events of default, including (i) failure to pay, (ii) misrepresentation, (iii) certain events of insolvency and (iv) cross default.

The Existing Senior Credit Facility was refinanced with the proceeds of our New Senior Credit Facility on April 19, 2004, as more fully described below.

•      The New Senior Credit Facility

Our New Senior Credit Facility comprises a senior multi-currency credit facility with SEB Merchant Banking, a unit within Skandinaviska Enskilda Banken AB (publ), as arranger, and is structured in two tranches—a Tranche A US$325 million 5 year multi-currency revolving credit facility and a Tranche B €150 million 5 year multi-currency revolving credit facility. Proceeds of Tranche A and Tranche B may only be used to refinance the Existing Senior Credit Facility and for the general corporate purposes of the Alfa Laval AB group.

Borrowings under the New Senior Credit Facility are guaranteed by Alfa Laval AB, our parent, us and Alfa

Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor of our Senior Notes, on a joint and several basis.

The New Senior Credit Facility may be cancelled and/or pre-paid without premium in whole or in part, in minimum amounts of US$5 million in respect of Tranche A or €5 million in respect of Tranche B, or, if greater, in either case, in integral multiples of 1 million units of that currency with the giving of appropriate notice. If a change of control occurs (that is, if any person or group of persons, other than Tetra Laval B.V. and any of its affiliates and Industri Kapital 2000 Ltd. and any of its subsidiaries and any partnership in which Industri Kapital 2000 Ltd. or any of its subsidiaries is general partner, acquire shares in Alfa Laval AB representing more than 50% of Alfa Laval AB’s share capital or voting rights), the borrowers will be required by the lenders to prepay the New Senior Credit Facility.

The interest payable on each tranche is the relevant inter-bank rate plus a relevant margin and mandatory costs.

In connection with the New Senior Credit Facility, on April 15, 2004, we entered into inter-creditor arrangements under which the Intercompany Note between us and Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), has been subordinated to debt outstanding under the New Senior Credit Facility. The guarantee of the Senior Notes given by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) is also subordinated to outstandings under the New Senior Credit Facility. These subordination arrangements include restrictions on the repayment of, or payments in relation to, this intercompany loan.

The New Senior Credit Facility contains financial covenants which are required ratios of consolidated net debt to consolidated EBITDA of the Alfa Laval AB Group, consolidated EBITDA to total interest expense of the Alfa Laval AB Group and consolidated net debt to shareholders’ equity of the Alfa Laval AB Group. In addition to these, there are other covenants, including covenants which restrict borrowing by certain subsidiaries, the creation of security interests over the assets of the Alfa Laval AB Group, lending, the giving of guarantees by members of the Alfa Laval AB Group and the disposal of assets by members of the Alfa Laval AB Group.

The New Senior Credit Facility also contains standard representations and warranties customarily found in credit agreements for similar financings. There are standard events of default, including (i) failure to pay, (ii) misrepresentation, (iii) certain events of insolvency and (iv) cross default.

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

•      The Intercompany Note

Funds advanced to us at the time of the Acquisition were on lent to the Guarantor under an intercompany loan facility (the “Intercompany Note”) entered into on August 22, 2000 between us and the Guarantor. The Intercompany Note remained in place following the issuance of our Senior Notes on November 9, 2000. Interest is payable thereunder semi-annually in arrears at a rate which matches the funding requirement for interest payments on our Senior Notes.

The Intercompany Note is repayable on demand by us. Payments and other rights under the Intercompany Note are subordinated under, or otherwise subject to the terms of, the New Intercreditor Agreement for the New Senior Credit Facility. The New Intercreditor Agreement provides for payment suspensions and limitations on enforcement in relation to the Intercompany Note.

•      Intercreditor Agreement

On April 29, 2002, we, the Guarantor, the lenders in under the Existing Senior Credit Facility and SEB Merchant Banking as facility agent entered into an intercreditor agreement (the “Intercreditor Agreement”). The Intercreditor Agreement set out the respective rights of certain creditors of us and the Guarantor as regards ranking of debt, security, enforcement and subordination.

 Ranking of Debt and Security.  The Intercreditor Agreement provided, among other things, that liabilities under the Existing Senior Credit Facility will rank for all purposes and at all times in priority to the Intercompany Note.

 Certain Restrictions on Payment and Enforcement.  The Intercreditor Agreement prohibited payments under the Intercompany Note except to fund (i) any scheduled payments due on the Senior Notes, (ii) any payments of principal, interest, premium, additional amounts and amounts payable on account of taxes in relation to the Senior Notes, (iii) any amounts payable to the trustee on the Senior Notes, and (iv) dividends to Alfa Laval AB or otherwise fund Alfa Laval AB to enable it to pay dividends or other amounts for corporate purposes. However payments to us under the Intercompany Note would have been suspended, in the case of a payment default, under the Existing Senior Credit Facility until such payment default was remedied and, in the case of a non payment default, for 179 days after any payment blockage notice had been served (or if earlier until such default was remedied or waived or the Existing Senior Credit Facility was repaid in full). Only one such blockage notice could have been served in a 365-day period. The Intercreditor Agreement provided that, in addition to the payment blockage described above, no enforcement action could have been taken by us in relation to the Intercompany Note prior to the date the Existing Senior Credit Facility was repaid in full unless (i) an insolvency event occurred in relation to the Guarantor or (ii) default occurs in relation to our Senior Notes (unless as a result of a default under the Existing Senior Credit Facility) and (1) we had notified the facility agent under the Existing Senior Credit Facility of such default, (2) a period of not less then 120 days had passed from the date of receipt of such notice and (3) the default was still continuing at the end of such period. Enforcement action included any demand for payment or commencement of legal proceedings.

The Intercreditor Agreement prohibited any payments or distributions of any kind to us by the Guarantor, except as permitted by the previous paragraph or with the consent of the facility agent for the Existing Senior Credit Facility.

The Intercreditor Agreement was terminated on April 20, 2004 following repayment of the Existing Senior Credit Facility.

•      New Intercreditor Agreement

On April 15, 2004, we, the Guarantor, the lenders under the New Senior Credit Facility and SEB Merchant Banking as facility agent entered into an intercreditor agreement (the “Intercreditor Agreement”). The Intercreditor Agreement sets out the respective rights of certain creditors of us and the Guarantor as regards ranking of debt, security, enforcement and subordination.

 Ranking of Debt and Security.  The Intercreditor Agreement provides, among other things, that liabilities under the New Senior Credit Facility will rank for all purposes and at all times in priority to the Intercompany Note.

 Certain Restrictions on Payment and Enforcement.  The Intercreditor Agreement prohibits payments under the Intercompany Note except to fund (i) any scheduled payments due on the Senior Notes, (ii) any payments of principal, interest, premium, additional amounts and amounts payable on account of taxes in relation to the Senior Notes, (iii) any amounts payable to the trustee on the Senior Notes, and (iv) dividends to Alfa Laval AB or otherwise fund Alfa Laval AB to enable it to pay dividends or other amounts for corporate purposes. However payments to us under the Intercompany Note will be suspended, in the case of a payment default, under the New Senior Credit Facility until such payment default is remedied and, in the case of a non payment default, for 179 days after a payment blockage notice has been served (or if earlier until such default is remedied or waived or the New Senior Credit Facility is repaid in full). Only one such blockage notice can be served in a 365-day period. The Intercreditor Agreement provides that, in addition to the payment blockage described above, no enforcement action can be taken by us in relation to the Intercompany Note prior to the date the New Senior Credit Facility is repaid in full unless (i) an insolvency event occurs in relation to the Guarantor or (ii) default occurs in relation to our Senior Notes (unless as a result of a default under the New Senior Credit Facility) and (1) we have notified the facility agent under the New Senior Credit Facility of such default, (2) a period of not less then 120 days has passed from the date of receipt of such notice and (3) the default is still continuing at the end of such period. Enforcement action includes any demand for payment or commencement of legal proceedings.

The Intercreditor Agreement prohibits any payments or distributions of any kind to us by the Guarantor, except as permitted by the previous paragraph or with the consent of the facility agent for the New Senior Credit Facility.

•      Other Continuing Indebtedness

In addition to the debt we will or may incur under the New Senior Credit Facility and our Senior Notes, we and our operating subsidiaries will continue to retain other debt, contingent liabilities and receivable discounting facilities.

We have central bilateral committed facilities with banks for the provision of guarantees and letters of credit in amounts of up to €119 million. In addition, we have central bilateral uncommitted facilities with banks for the provision of loans, guarantees and letters of credit in amounts of up to €64 million.

In addition, we are entitled by the New Senior Credit Facility to retain, at our operating subsidiaries, borrowings and guarantees for financial indebtedness, counter-indemnities for third party performance bonds and guarantees (which are not in respect of financial indebtedness) and receivable discounting facilities (with recourse) up to agreed limits. Utilisations of our local facilities must also fall within the general financial indebtedness ratios set by our Senior Notes and the New Senior Credit Facility.

As at December 31, 2003 there was approximately €13.6 million outstanding of borrowings and guarantees for financial indebtedness under local facilities, which included:

•      a loan in PLN equivalent to €1.9 million incurred by Wytwornia Separator Krakow Sp.z.o.o in Poland; and

•      a loan of €2.0 million incurred in Italy by Alfa Laval SpA.

Approximately €110 million in face amount of guarantees and performance bonds (of which €76 million refers to performance bonds) have been issued and were outstanding as of December 31, 2003 on behalf of various operating subsidiaries by banks, insurance companies and other financial institutions. The performance bonds and guarantees were issued to support performance under contracts entered into in the ordinary course of business.

Some of our operating subsidiaries, principally in Italy and Spain, have receivable discounting facilities, which allow for the discounting of receivables from time to time. These facilities were utilised in an amount of €19 million as at December 31, 2003. The financial institutions with whom these receivables are discounted have recourse to us in respect of most of these receivables if they prove unable to collect them.

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

On April 15, 2004, we entered into the New Senior Credit Facility comprising a U.S.$325 million 5 year revolving credit facility, and a €150 million 5 year revolving credit facility.  We used drawings under the New Senior Credit Facility to refinance our Existing Senior Credit Facility.  We expect that we will need to refinance all or part of the New Senior Credit Facility at maturity, in order to make full repayment.

We replaced our old €79 million ancillary facilities under the Previous Senior Credit Facility with new central bilateral facilities in an amount of up to €35 million and our old syndicated guarantee facilities with new central bilateral guarantee facilities of up to € 145 million. We also retain local facilities at our operating companies within the limits to be provided under the New Senior Credit Facility for financial indebtedness, receivable financing facilities and counter-indemnities for performance bonds and guarantees (which are not treated as part of financial indebtedness).

Sources and Amounts of Cash Flows

Cash Flow from Operating, Investing and Financing Activities

The table below sets forth the principal components of Alfa Laval’s cash flow for the years indicated:

	Year ended December 31,
	2001	2002	2003
	(SEK in millions)

Operating income	1,233	1,224	1,144
Depreciation and amortisation	912	838	787
Adjustment for non cash items	4	35	22

	2,150	2,097	1,953
Taxes paid	(463)	(396)	(269)

Cash flow from operations before changes in working capital	1,687	1,701	1,684

Changes in working capital:
(Increase)/decrease of current receivables	209	340	(26)
(Increase)/decrease of inventories	263	140	(17)
Increase/(decrease) of liabilities	(182)	(134)	(153)
	290	346	(196)
Cash flow from operating activities	1,977	2,047	1,488

Cash flow from investment activities	112	(548)	(457)

Cash flow from financing activities	(2,069)	(1,443)	(1,002)

Cash flows from operating activities were SEK 1,488 million in 2003 compared with SEK 2,047 million in 2002. This decrease was due primarily to an increase in net working capital. Cash flows from operating activities were SEK 2,047 million in 2002 compared with SEK 1,977 million in 2001. This increase was due primarily to a reduction in net working capital.

Cash flows from investing activities increased by SEK 91 million from a negative cash flow of SEK 548 million in 2002 to a negative cash flow of SEK 457 million in 2003. This increase in cash flow from investing activities was principally due to the additional purchase price paid for Alfa Laval Holding (renamed from Alfa Laval Credit Finance) in 2002 partly offset by the higher cash-out for acquired businesses in 2003 together with the decrease in proceeds from sale of fixed assets compared to 2002. Cash flows from investing activities decreased by SEK 660 million from a positive cash flow of SEK 112 million in 2001 to a negative cash flow of SEK 548 million in 2002. This decrease in cash flow from investing activities was principally due to the additional purchase price paid for Alfa Laval Holding (renamed from Alfa Laval Credit Finance) and the acquisition of Danish Separation Systems A/S together with the lack of proceeds from divested business compared to 2001.

Cash flows from financing activities increased in 2003 to a negative cash flow of SEK 1,002 million as compared to negative cash flow of SEK 1,443 million in 2002 mainly due a reduction in the paid financial net. Cash flows from financing activities increased in 2002 to a negative cash flow of SEK 1,443 million as compared to negative cash flow of SEK 2,069 million in 2001 due to new issue of shares of SEK 819 million.

Commitments for Future Capital Expenditure

For a discussion of our historical capital expenditure, see “Item 4.A: Information on the Company—Historic Capital Expenditures”.

We are currently investing primarily in replacement machinery and equipment. We have funded, and expect to continue funding, such capital investments from cash generated from our business operations.

Maturity Profile of Our Borrowings

Under the New Senior Credit Facility, if a change of control occurs, we may be required by the lenders to prepay the New Senior Credit Facility. We are also permitted to make voluntary prepayments on the loans under the New Senior Credit Facility. Borrowings under the New Senior Credit Facility will bear interest at applicable interbank offered rates for varying interest periods, plus a margin and mandatory costs.

Our Senior Notes are scheduled to be repaid in one instalment in 2010. However, holders of our Senior Notes will be able to require us to purchase the Senior Notes in the event of a change of control. We will not be able to do so without the consent of our lenders under the New Senior Credit Facility. In addition, prior to November 15, 2003, we will be permitted to repurchase up to 35% of our Senior Notes at specified redemption rates from the proceeds of a public equity offering and, prior to November 15, 2005, we will be permitted to repurchase all but not part of our Senior Notes at their principal amount plus an applicable redemption premium.

Following the Offering on May 17, 2002, we redeemed 35%, or €77 million, of the outstanding principal amount of our Senior Notes, together with accrued and unpaid interest thereon with the proceeds of the Offering.

We believe that cash flow generated from our operations, together with amounts available under the New Senior Credit Facility and new central bilateral facilities, local financing facilities and existing cash balances should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and other operating needs for the foreseeable future. We expect, however, that we will need to refinance all or a part of our Senior Notes at final maturity. Our future operating performance and ability to service or refinance our existing and future debt, including our Senior Notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See the discussion in the section “Item 3.D: Key Information—Risk Factors”.

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

In addition, the terms of the New Senior Credit Facility and the New Intercreditor Agreement restrict our subsidiaries’ ability to provide funds to us. See “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—New Intercreditor Agreement” above. This ability may be further restricted by applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject. In particular, the New Intercreditor Agreement prohibits payments under the intercompany loan except to fund (i) any scheduled payments due on the Senior Notes, (ii) any payments of principal, interest, premium, additional amounts and amounts payable on account of taxes in relation to the Senior Notes, (iii) any amounts payable to the trustee on the Senior Notes, and (iv) dividends to Alfa Laval AB or otherwise fund Alfa Laval AB to enable it to pay dividends or other amounts for corporate purposes. However payments to us under this loan will be suspended in the case of a payment default under the New Senior Credit Facility until such payment default is remedied and in the case of a non payment default for 179 days after a payment blockage notice has been served (or if earlier until such default is remedied or waived or the Senior Credit Facility is repaid in full).  Only one such blockage notice can be served in a 365 day period. The New Intercreditor Agreement provides that, in addition to the payment blockage described above, no enforcement action can be taken by us in relation to the intercompany Loan prior to the date of repayment of the New Senior Credit Facility unless (i) an insolvency event occurs in relation to the Guarantor or (ii) default occurs in relation to our Senior Notes (unless as a result of a default under the New Senior Credit Facility) and (1) we have notified the facility agent under the New Senior Credit Facility of such default, (2) a period of not less then 120 days has passed from the date of receipt of such notice and (3) the default is still continuing at the end of such period.

Until the date on which all indebtedness under the New Senior Credit Facility has been fully repaid, to the extent and subject to the restrictions described in the previous paragraph, the New Intercreditor Agreement and the New Senior Credit Facility permits us to make payments of principal on our Senior Notes.

5.C. Research and Development, Patents and Licenses, etc.

Our research and development expenditure was SEK 341 million (2.2% of total sales), SEK 355 million (2.4% of total sales) and SEK 368 million (2.6% of total sales) in the three years 2001, 2002 and 2003 respectively. Management expect research and development expenditure to be approximately 2.5% to 3.0% of net sales in the foreseeable future.

We conduct research and development at various facilities and employ approximately 290 qualified engineers and technicians. The research and development function for our Process Technology division is located in four centres, in Copenhagen (Denmark), Grenoble (France), Lund (Sweden) and Tumba (Sweden). The research and development function for our Equipment division is located in five centres, in Tumba (Sweden), Lund (Sweden), Kolding (Denmark), Ronneby (Sweden) and Alonte (Italy).

As a result of our research and development efforts in heat transfer we have achieved the following results. We are continuing to develop of the unique plate condensers and extending the product range. AlfaCond is the first plate condenser in the world, purpose-built for the market for condensation of vapors at low pressure. That makes this product special is its size, and the placement of the input and output steam channels, condensation and cooling water. The compact design saves space and reduces shipping and installation costs. One market segment that has shown great interest in AlfaCond is the fishing industry. In 2003 the spiral heat exchanger was redesigned to meet the demands from the growing wastewater market. AlfaNova is a completely new plate heat exchanger made from a single material: stainless steel. The actual brazed material in combination with the manufacturing technique is patented. AlfaNova tolerates the combination of high temperature and high pressure better than other brazed plate heat exchangers. These characteristics broaden the market for the product. New areas of application include processors that involve the use of ammonia.

In the centrifugal separation market, we continue to develop sterilisable centrifuges for the bio-pharmacy industry. In addition, a new hermetic separator with extremely gentle treatment for mammalian cell cultures was recently launched, called Culturefuge 100. This is a small, powerful separator for the biotechnology sector. Many new biological products are produced from delicate organisms that are difficult to separate so that the key parts of the cells are not destroyed. Culturefuge 100 separates the delicate cells carefully and effectively. The product is aimed at the most advanced segment of the Life Science market: customers that develop monoclonal antibodies. Monoclonal antibodies are becoming increasingly important in the diagnosis and treatment of tumors and the development of new vaccines. A new platform of medium sized separators is under development and the first version for vegitable oil will be launched during May 2004. A new range of decanters for environmental applications (Aldec G2) was launched in 2003 and is now under implementation. Aldec G2 is a new generation of decanters that improve performance by up to 30 percent. It is based on a new platform that represents a technical advance in sludge treatment decanters. Aldec G2 carries out sludge thickening and dewatering. Aldec G2 has a gearbox that, in addition to improving performance, minimizes the need for installed electricity, improves process control and reduces the need for maintenance. During 2004 two new platforms of decanters will also be launched.

In the sanitary flow sector, our main product launch during 2003 was Solid C — a completely new standard pump for hygienic applications. Solid C has an advanced hygienic design for gentle treatment of fluids.

During 2003, we brought 15 new centrifuges to the market. For heat exchangers several new or refined heat exchangers were introduced. New projects for 2004 include a new platform for the medium sized plate heat exchangers. For wastewater sludge treatment, Alfa Laval has recently started marketing of a new automatic optimisation solution that can reduce operating cost in sewage treatment plants substantially. A complete range of new cost efficient sewage decanters was launched during mid of 2003.

We have a strong focus on future market requirements and customer demands and research and development projects are often conducted in close cooperation with OEMs (Original Equipment Manufactures) who are using Alfa Laval products as an integrated part of their product offering. York International, Carrier International and US companies within cooling, heating and ventilation are such examples. Expanding and developing our technology into new applications is one of our growth strategies. One such example is Alfdex, an innovative solution for cleaning exhaust fumes from diesel engines by separating oil drops and particles from crankcase gases. The market potential for the products is believed to be very large: in the next few years, environmental legislation in both the EU and the US will regulate levels of exhaust emissions from heavy vehicles much more sharply than is the case today. Alfdex is a project in which Alfa Laval cooperates, on market terms, with the

Swedish listed company, Haldex.

We own more than 200 patents relating to the design of our products, a number of which we consider to be important to our business. The Alfa Laval® trademark is owned by us and is registered in approximately 100 countries.

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

5.D. Trend Information

Markets recovered during the second half of 2003 within most of the customer segments in which Alfa Laval is active. It is our opinion that the recovery will continue during 2004. Assuming that the recovery will not be affected by unforeseen events in the world, we believe in a strong increase in orders received during 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.

5.E.  Off –balance sheet financing arrangements

The Group does not have any off-balance sheet financing arrangements, except for receivables sold with recourse. As of December 31, 2003, the Group had sold receivables with recourse totalling SEK 113.7 (164.5) million. These are disclosed as discounted bills in note 28 (Pledged assets and contingent liabilities) in the consolidated financial statements. Under US GAAP, the recourse provisions prevent the transaction from being reported as a sale. Accordingly, the receivables would be kept on the balance sheet, and a loan would be reported for the amount of cash received. The loss on the sale was not material, and this transaction results in no significant impact on US GAAP equity.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(SEK millions)

Guarantees	688.4	229.5	458.9
Other Commercial Commitments	782.7	322.6	404.1	56.0
Total Commercial Commitments	1,471.1	552.1	863.0	56.0

5.F. Tabular disclosure of contractual obligations

Contractual Obligations and Commercial Commitments

The following summaries our contractual obligations and other commercial commitments as of December 31, 2003, and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(SEK millions)

Long Term Debt	3,491.8	—	36.8	2,390.2	1,064.8
Capital Lease Obligations	13.6	7.1	5.2	1.3	—
Operating Leases	274.2	77.3	111.7	49.4	35.8
Total Contractual Cash Obligations	3,779.6	84.4	153.7	2,440.9	1,100.6

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Senior Management and Employees

Directors

At present, our board of directors is composed of three members, including the chairman. None of the directors are affiliated with our principal shareholders. The current members of our board, their positions and the years of their original elections are as follows:

Name	Member Since	Age	Position

Thomas Thuresson	2002	46	Chairman
Sigge Haraldsson	2000	59	Director
Johan Ahlgren	2002	42	Director

Thomas Thuresson has been our chairman since 2002. He is also our chief financial officer of the Group. He held various positions at PLM in Sweden and Germany. Mr. Thuresson joined Alfa Laval in 1988 and has held various positions, including controller of business area Automation 1988 to 1990, controller of business area Flow from 1990 to 1991 and vice president Group controller from 1991 to 1994. He has served in his current role since 1995, with key responsibilities including Group finance and control, treasury, real estate and information technology. Mr. Thuresson received his Bachelor’s Degree in Business Administration from the University of Lund in 1981. Mr. Thuresson has no outside directorships.

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

Senior Management

Alfa Laval Special Finance has no directly employed members of senior management. However, the following table sets forth the names of the Alfa Laval Group’s executive officers. Such executive officers are appointed by and serve at the discretion of the board of directors of Alfa Laval AB.

Name	Year of Employment	Age	Position

Sigge Haraldsson	1970	59	President and Chief Executive Officer
Thomas Thuresson	1988	46	Executive Vice President and Chief Financial Officer
Svante Karlsson	1984	48	President Equipment Division
Ulf Granstrand	1975	56	President Process Technology Division
Göran Mathiasson	1979	50	President Operations Division
Per Erik Lindquist	2001	44	Executive Vice President, Regions
Peter Leifland	1985	50	Executive Vice President, Regions
Peter Torstensson	1999	48	Vice President, Corporate Communications
David Ford	1993	49	Senior Vice President, Human Resources
Nils Olof Björk	1975	57	Senior Vice President, Corporate Development

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

Ulf Granstrand is an executive vice president of Alfa Laval and president of our Process Technology division. Since joining us in 1975, Mr. Granstrand has been executive vice president with regional responsibilities from 1999 to 2000, president of business area Thermal from 1992 to 1999 and head of business unit “Heat Transfer Components” from 1987 to 1992. Mr. Granstrand holds a M.Sc. from CTH.

Göran Mathiasson is an executive vice president of Alfa Laval and president of our Operations division since April 2003. Since joining us in 1979, Mr. Mathiasson has been in charge of Alfa Laval manufacturing and prior to that of thermal technology, including research and development, production development, system development and purchasing.  Mr. Mathiasson holds a M.Sc. from LTH.

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

6.B. Compensation

Total compensation, including salaries and pension payments paid by us and our subsidiaries to (a) the current members of our board of directors and (b) the executive officers who were employed by us in the year ended December 31, 2003 were SEK nil million and SEK 26 million, respectively.

Total compensation paid to our auditors, Ernst & Young, for the year ended December 31, 2003 was approximately SEK 14 million.

6.C. Board Practices

Under the Swedish Companies Act, our board of directors is ultimately responsible for the organisation and the management of our affairs. According to our articles of association, the board of directors shall consist of no less than three members and no more than eight members.

Under Swedish law, the managing director and at least half of our board members must be resident in a European Economic Area country unless exempted by the Swedish Patent and Registration Office. Under Swedish law, a director’s term of office (other than a union appointee) may not be more than four years, but is normally one year. Our articles of association provide that board members shall be elected at the annual general meeting of shareholders for a period until the end of the next annual general meeting of shareholders. A director may, however, serve any number of consecutive terms.

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

Committees of the Board

Our remuneration committee of the Board of Alfa Laval AB consists of Anders Narvinger, Björn Savén and Jörn Rausing. The remuneration committee meets when necessary, but usually not less than twice a year. Executive directors are invited to attend the remuneration committee’s meetings as the members consider appropriate. The remuneration committee establishes and reviews remuneration and terms of employment of our executive directors, senior executives and other key personnel.

The question of appointing an audit committee according to the “Sarbanes-Oxley Act” has been discussed in the Board of Alfa Laval AB. The Board has chosen not to appoint an audit committee since the judgement is that the financial reporting and control within the Alfa Laval Group, the Alfa Laval Group’s policies concerning internal control, the external and internal audit and the reporting to the Board in these matters are such that a separate audit committee within the Board would not increase the Board’s insight and control over the operations. As a result, the entire Board will act as the audit committee. At two Board meetings during 2003 the Board has received reports from and met the external auditors of the Alfa Laval Group. At one Board meeting during 2003, the Board has received reports from and met the internal auditor of the Alfa Laval Group.

Management Service Contracts

Unless required by legislation, we aim to have “at will” contracts with our senior management. Upon termination, our senior management is typically entitled to one month’s pay per year of service, subject to a minimum of 6 months’ and a maximum of 24 months’ compensation. Each contract with our senior management includes a non-competition clause.

Sigge Haraldsson, in his capacity as our chief executive officer, has an early retirement clause in his service contract, which gives him the option of retiring at 60 years of age at his request, or 55 years of age at the request of the company. In a press release on January 27, 2004 Sigge Haraldsson communicated his intention to retire in accordance with the agreement in connection with his sixtieth birthday in October 2004. He is entitled to a pension equal to 50.0% of his pensionable salary at the time of retirement if he retires after reaching 55 years of age but before reaching 58 years of age, and 70.0% of his pensionable salary at the time of retirement after 58 years of age irrespective of when he retires.

After the age of 65 years, Sigge Haraldsson is entitled to the following pension benefits:

For the part of Sigge Haraldsson’s salary at the time of retirement that corresponds to an amount up to 30 basic amounts (one basic amount being equivalent to SEK 38,600 in 2003 under the National Insurance Scheme), Sigge Haraldsson is entitled to Swedish mandatory legal benefits and the Swedish ITP pension plan scheme (“IPT”). For that part of Sigge Haraldsson’s salary at the time of retirement that corresponds to an amount between 30 basic amounts and 80 basic amounts, Sigge Haraldsson is entitled to receive an amount, which is 52.5% of such salary. For that part of Sigge Haraldsson’s salary Haraldsson is entitled to receive an amount, which is 32.5% of such salary.

For that part of Sigge Haraldsson’s salary at the time of retirement that corresponds to an amount up to 30 basic amounts,, Mr Haraldsson’s surviving family is entitled to a family pension in accordance with ITP. For that part of Sigge Haraldsson’s salary at the time of retirement that corresponds to an amount of 30 basic amounts and above, Mr Haraldsson’s surviving family is entitled to receive a family pension which is 16.3% of such amount. In addition to his entitlements under ITP, Sigge Haraldsson has a special family pension that represents a life long supplement.

Sigge Haraldsson does not have any separate agreement in relation to severance pay.

During 2003, we have recorded costs in relation to Mr. Haraldsson’s pension premiums of SEK 4.9 million, of which SEK 1.7 million relates to premium payments he would be entitled to receive upon early retirement.

Early retirement agreements are also in place for those directors and members of senior management over 50 years of age. This currently includes Ulf Granstrand, President for our Process Technology division, and approximately 20 managing directors throughout Alfa Laval. No other termination agreements exist with our directors and members of senior management.

6.D. Employees

Alfa Laval Special Finance AB has no direct employees. However, during the years ended December 31, 2003, 2002 and 2001 the Group employed 9,194, 9,292 and 9,693 employees, respectively. These figures are based on the average number of employees in each year.

The following charts illustrate the geographical and functional distribution of the Group’s workforce for the year ended December 31, 2003:

Employees by geographic region in 2003	Employees by functions in 2003

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

6.E. Share Ownership

For a discussion of share ownership of the Company, see “Item 7: Major Shareholders and Related Party Transaction”.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

We were incorporated on March 27, 2000 by Alfa Laval AB as part of the Acquisition more fully described in “Item 4.A: Information About the Company—History and Development of the former Alfa Laval Holding AB, the Company and the Guarantor”. At the time of this Acquisition, Alfa Laval AB owned all of our outstanding shares. The outstanding shares of the Guarantor were previously held by Alfa Laval N.V. until August 24, 2000. As part of the Acquisition the Guarantor was sold to us.

The following table sets forth information regarding the ownership of Alfa Laval AB’s ordinary shares as of December 31, 2003. Alfa Laval AB still owns all of our outstanding shares, and we still own all of the outstanding shares of Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor. As of the date of this annual report, Alfa Laval AB had 111,671,993 shares outstanding. All shareholders have the same voting rights.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Industri Kapital 2000(1) 26 New Street St. Helier Jersey JE2 3RA Channel Islands	20,015,628	17.9%
Tetra Laval B.V. Amsteldijk 166 1079 LH Amsterdam The Netherlands	19,744,014	17.7%
Tredje AP-fonden	5,072,407	4.5%
State Street Bank and Trust Co.	4,577,164	4.1%
Fjärde AP-fonden	4,291,700	3.8%
Robur Fonder	3,849,529	3.5%
Fidelity Funds – European Growth	2,819,800	2.5%
Lannebo Fonder	2,523,995	2.3%
MSF Mutual Funds	2,228,400	2.0%
Första AP-fonden	1,914,800	1.7%
Other	44,634,556	40.0%
Total	111,671,993	100%

(1)                   Industri Kapital 2000 represents eleven limited partnerships through a contractual arrangement through which Industri Kapital 2000 Ltd., as general partner in each limited partnership, exercises management control. The directors of Industri Kapital 2000 Ltd. are Bo Ennerberg, Björn Savén, Michael Richardson, Peter Byrne, Kim Wahl, Gerrit Russelman and Carl-Johan Granvik. The alternate directors are Jan-Willem van Oostveen, Esa Auvinen (resigned 1 January 2004), Niklas Johansson, Michael Rosenlew, Gustav Öhman, Alan Oke Dart, Michael Robinson and Stephanie Guyer. Except for Björn Saven, Kim Wahl, Michael Rosenlew and Gustav Öhman each of these directors and alternate directors disclaim beneficial ownership of the shares managed by Industri Kapital 2000 Ltd.

Industri Kapital is a private equity firm, which has significant experience and expertise in the manufacturing, service, retailing, speciality chemicals and building materials industries. Industri Kapital creates value in companies through refining strategy, operations and by restructuring. Industri Kapital has, through its four funds, acquired 47 European companies since 1989 and has a current portfolio of 26 companies. The Industri Kapital 2000 Fund comprises a number of limited partnerships, the general partner of each of which is Industri Kapital 2000 Ltd.

Tetra Laval B.V. is a member of the Tetra Laval Group. Tetra Laval is a privately owned Swedish group headquartered in Switzerland with its major subsidiary being Tetra Pak. Tetra Pak develops, manufacturers and markets systems for the processing, packaging and distribution of liquid food. With approximately 21,100 employees, Tetra Pak had € 7.3 billion in sales in 2003.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of us or the Guarantor.

In order to repay € 220 million under a bridge loan facility, which was arranged as part of the financing of the Acquisition, we issued € 220 million Senior Notes. Our Senior Notes are guaranteed by the Guarantor.

7.B. Related Party Transactions

The Tetra Laval Group of companies, which includes Tetra Pak International S.A. and all affiliated companies which are under the management control of Tetra Pak International S.A., together with the Tetra Laval holding and financial entities as of the date of this annual report, is a privately owned group of companies with its major subsidiary being Tetra Pak. Tetra Pak develops, manufacturers and markets systems for the processing, packaging and distribution of liquid food. With approximately 21,100 employees, Tetra Pak had € 7.3 billion in sales in 2003. The Tetra Laval Group acquired the Alfa Laval Group in 1991. The former Alfa Laval Holding AB was acquired by us in August 2000. See “Item 4.A: Information about the Company—History and Development of the former Alfa Laval Holding AB, the Company and the Guarantor” for a description of this Acquisition.

The Tetra Laval Group is one of our most important customers. For example, Tetra Pak, the major subsidiary within the Tetra Laval Group which develops, manufactures and markets systems for the processing, packaging and distribution of liquid food, is currently our single largest customer, accounting for 5.7% of our sales in 2003. Tetra Pak is also the preferred distributor of certain of our sanitary products, principally to liquid food processor end-users, the area in which Tetra Pak itself operates.

Our chief executive officer, Sigge Haraldsson, was a member of the Tetra Pak Group management from 1993 to 1997. Both Finn Rausing and Jörn Rausing, each a director of Alfa Laval AB, are directors of Tetra Laval. Tetra Laval B.V., which currently owns 17.7% of our outstanding share capital of Alfa Laval AB, is a wholly-owned subsidiary of Tetra Laval.

Purchasing Contract with Tetra Pak

In June 1999, Alfa Laval AB, on behalf of itself and all the companies in which our subsidiary, the former Alfa Laval Holding AB, directly or indirectly holds or controls more than 50% of the votes of all shares, and Tetra Pak International SA, on behalf of all the Tetra Pak companies under the control of the Tetra Laval Group, entered into an agreement which governs the relationship between the two companies in the areas of distribution, research and development, market sales and information, use of trademarks and intellectual property.

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

•      geographical markets and product areas where the Tetra Pak companies will or will not be the Alfa Laval companies’ preferred distributors;

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

The agreement was prolonged by two years from December 31, 2003. It has a 12-month period of notice.

•      Prices are fixed on a calendar year basis, taking into account the following factors:

•      Tetra Pak’s efforts in establishing the market, sales and distribution organisation for the products;

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

Use of Tetra Pak Trademarks; Market and Sales Information

Tetra Pak has the right to brand with its own trademark certain Alfa Laval products for which Alfa Laval has granted written permission to Tetra Pak. In order to evaluate the efficiency of the parties’ activities under the agreement, the parties exchange market and sales information in accordance with this agreement.

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

ITEM 8:  FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The audited consolidated financial statements for Alfa Laval Special Finance AB are included under “Item 17: Financial Statements”. Except for the consolidated financial statements included under Item 17, our auditors have audited no other information in this annual report.

Export Sales

For a breakdown of our net sales in Europe, North America, Latin America, Asia and other jurisdictions, see “Item 4.B: Information about the Company—Business Overview”.

Legal Proceedings

Desert Storm.  In addition to routine legal proceedings incidental to the conduct of our business, some of our subsidiaries, along with approximately 70 other defendants, have been sued in two lawsuits in the District Court for Brazoria County in Texas USA arising from claims related to injuries allegedly suffered in the Gulf War. The lawsuits, which were initiated in 1994, claim damages in excess of US$1.0 billion (SEK 7.6 billion) each and allege that equipment supplied by our subsidiaries, among other defendants, was used to create Iraqi weaponry. With the exception of one of our defendant subsidiaries, we have filed motions to dismiss for lack of personal jurisdiction in the state of Texas and have been awaiting a ruling from the trial court since November 1995. While we consider our liability remote, litigation is impossible to predict and there can be no assurance that we will not be found liable for these claims, which could have a material adverse effect on our financial condition.

Tetra Laval B.V. has indemnified us in respect of any losses we may suffer in respect of these claims in accordance with indemnification provisions set forth in the Share Sale and Purchase Agreement. These provisions provide that any amounts paid under this indemnification shall not exceed an amount determined by reference to a formula set forth in the Share Sale and Purchase Agreement. This amount is approximately €800 million (SEK 7.5 billion). Claims may be brought under the indemnity for fifteen years from the date of the Acquisition. This indemnity from Tetra Laval B.V. was secured by a pledge of its shares in Alfa Laval AB to us, Alfa Laval Special Finance AB, the wholly owned subsidiary of Alfa Laval AB. However, this pledge was released upon consummation of the Offering. Tetra Laval B.V. currently owns 17.7% of the outstanding share capital in Alfa Laval AB. Tetra Laval B.V. may sell further shares in Alfa Laval AB. In addition, the Share Sale and Purchase Agreement requires Tetra Laval B.V. to maintain minimum net worth targets, which decrease over time. Tetra Laval B.V. is currently obliged to maintain minimum shareholders’ equity of € 280 million through June 30, 2004; thereafter €140 million from July 1, 2004 through December 31, 2006 and €70 million from January 1, 2007 through December 31, 2010. There can be no guarantee that this indemnification will cover all related claims or losses or that the indemnifying party will have sufficient assets to cover such claims or losses.

Asbestos related lawsuits in the United States.  During the second half of 2002, a subsidiary of ours in the United States, Alfa Laval Inc., was named with increasing frequency as a co-defendant in lawsuits related to injuries allegedly suffered from the use of asbestos. These lawsuits relate to claims alleging injuries from exposure to asbestos primarily from the 1930s to the present. Historically, claims against Alfa Laval Inc. had been dismissed due to lack of relevance or have been settled for insignificant amounts, far below expected defence costs.

As of December 31, 2003, Alfa Laval Inc, was named as co-defendant in a total of 123 asbestos-related lawsuits with a total of approximately 19,900 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the fourth quarter 2003 Alfa Laval Inc has been named as co-defendant in an additional 9 lawsuits with a total of 13 plaintiffs. During the fourth quarter 7 lawsuits involving approximately 400 plaintiffs have been resolved. This gives a grand total of 70 lawsuits that have been resolved.

Based on current information and Alfa Laval’s understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company’s financial condition or results of operation.

In October 2003, Alfa Laval acquired the Life Science division, bioKinetics, from the Kinetics Group. In December 2003 Alfa Laval made public that Alfa Laval suspected irregularities with regard to revenue recognition for certain customer projects in the bioKinetics division and therefore had initiated a further investigation specifically addressing the suspected irregularities.  The irregularities are estimated not to exceed SEK 40 million. As the findings from the investigation supported the suspicions, Alfa Laval decided to initiate new negotiations with the Kinetics Group.  In April 2004 Alfa Laval made public that the negotiations had not led to any settlement and Alfa Laval therefore decided to file a lawsuit against the Kinetics Group and certain individuals.

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

Board of Directors

The board shall consist of no less than three members and no more than eight members with no more than three deputy members. In the event that only one or two members are appointed, a deputy member shall be elected. Members and deputy members shall be elected annually at the annual shareholders’ meeting for the time until the end of the next annual shareholders’ meeting. In addition to the board any person, within or outside the board, appointed by the board, shall be authorised to sign for us.

Share Capital

Our share capital shall amount to not less than SEK two hundred and ten million (210,000,000) and not more than SEK eight hundred and forty million (840,000,000).

The nominal value of each share shall be SEK one hundred (100).

Shareholder Meetings

At the annual shareholders’ meeting, the following matters shall be dealt with:

•      election of a chairman to conduct the meeting;

•      drawing up and approval of the voting list;

•      approving of the agenda for the meeting;

•      election of one or two persons to sign the minutes;

•      determination as to whether the meeting has been duly convened;

•      presentation of the annual statement of accounts and the auditor’s report and, when applicable, the Group annual statement and the auditor’s Group report;

•      decisions concerning:

1.             adoption of the profit and loss statement and the balance sheet and the consolidated profit and loss statement and consolidated balance sheet;

2.             appropriation of the company’s profit or loss according to the adopted balance sheet; and

3.             discharge of the directors and managing director from liability.

•      decision in respect to the fees for the board of directors and for the auditors;

•      election of board members and, where appropriate, of auditor; and

•      other matters which according to the Companies Act (1975:1385) shall be dealt with at the meeting.

At a shareholders’ meeting anyone having the right to vote may vote for the full number of shares represented by him.

Notice convening a shareholders’ meeting shall be issued by mail not earlier than four and not later than two weeks before the meeting.

Financial Year

The financial year of the company shall be January 1-December 31.

10.C. Material Contracts

Purchasing Contract with Tetra Pak

In June 1999, Alfa Laval AB, on behalf of itself and all the companies in which the former Alfa Laval Holding AB directly or indirectly holds or controls more than 50% of the votes of all shares (the “Alfa Laval Companies”), and Tetra Pak International SA, on behalf of all the Tetra Pak companies under the control of the Tetra Laval Group (the “Tetra Pak Companies”), entered into an agreement which governs the relationship between the two companies in the areas of distribution, research and development, market sales and information, use of trademarks and intellectual property. A description of the terms of this contract can be found in “Item 7.B: Major Shareholders and Related Party Transactions—Related Party Transactions”.

Existing Senior Credit Facility

For a description of our Existing Senior Credit Facility see “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Existing Senior Credit Facility”.

New Senior Credit Facility

For a description of our New Senior Credit Facility see “Item 5.B.: Operating and Financial Review and Reports—New Senior Credit Facility”.

Intercompany Notes

For a description of the Intercompany Note between us and the Guarantor, see “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—The Intercompany Note”.

Intercreditor Agreement

For a description of the Intercreditor Agreement between us, the Guarantor, the financial institutions named therein as lenders and SEB Merchant Banking as facility agent, see “Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Intercreditor Agreement”.

New Intercreditor Agreement

For a description of the New Intercreditor Agreement between us, the Guarantor, the financial institutions named therein as lenders and SEB Merchange Banking, Skandinavista Enskilda Banken AB (publ) as facility agent, see “Item 5.B: Operating and Financial Review and Prospectus—Liquidity and Capital Resources—New Intercreditor Agent”.

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

10.E. Taxation

Swedish Taxation

The following is a general description of certain Swedish income tax considerations relating to our Senior Notes. It does not purport to be a complete analysis of all tax considerations relating to the Senior Notes. Investors in our Senior Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of Senior Notes and receiving payments of interest, principal and/or other amounts under our Senior Notes and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect on the date of this annual report and is subject to any change in law that may take effect after such date.

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

US Federal Income Tax

The following describes certain US federal income tax consequences relating to the ownership and disposition of Senior Notes by a “US holder” (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a US holder of Senior Notes. A US holder is a beneficial owner of Senior Notes that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source or (d) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. In particular, the following discussion deals only with US holders that purchased their Senior Notes at the issue price as part of the initial distribution and who hold Senior Notes as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as US expatriates, persons subject to the alternative minimum tax, banks, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that hold Senior Notes as a hedge against currency risk or as a position in a “straddle” or conversion transaction, and persons that have a “functional currency” other than the US dollar. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds Senior Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds Senior Notes, the holder is urged to consult with its tax adviser regarding the specific tax consequences of holding and disposing of the Senior Notes. The summary is based on the Internal Revenue Code of 1986, as amended, existing, temporary and proposed Treasury regulations, administrative pronouncements, rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. Holders should consult their own advisers regarding the tax consequences of holding and disposing of the Senior Notes in light of their particular circumstances, including the effect of any state, local or other national laws.

Interest

Interest on the Senior Notes will be includable in a US holder’s income at the time the interest is accrued or received, in accordance with the holder’s method of tax accounting for US federal income tax purposes.

A US holder that uses the cash method of accounting for tax purposes will realises interest income equal to the US dollar value of the interest payment, based on the exchange rate on the date of receipt, regardless of whether the payment in fact is converted into US dollars.

A US holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Senior Notes in euros and translate that amount into US dollars at the average exchange rate in effect during the interest accrual period (or portion thereof within the US holder’s taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the Internal Revenue Service (the “IRS”)) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within that accrual period if the accrual period includes more than one taxable year), or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A US holder that uses the accrual method of accounting for tax purposes will recognise foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income.

Sale and Retirement of Senior Notes

A US holder’s initial tax basis in a Senior Note generally will equal the US dollar value of the foreign currency amount paid for the note determined on the date of purchase. In the case of a Senior Note that is traded on an established securities market, a cash basis US holder (or an accrual-basis US holder that makes a special election), will determine the US dollar value of the cost of the Senior Note by translating the amount of the foreign currency paid for the Senior Note at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to a foreign currency and the immediate use of the foreign currency to purchase a Senior Note generally will not result in taxable gain or loss for a US holder.

Upon the sale, exchange or retirement of a Senior Note, a US holder generally will recognise gain or loss equal to the difference between the amount realised (less any accrued and unpaid interest, which will be taxable as interest income) and the holder’s adjusted tax basis in such Senior Note. If a US holder receives foreign currency in respect of the sale, exchange or retirement of a Senior Note, the amount realised will be the US dollar equivalent of the amount received, calculated at the exchange rate in effect at the time of the sale, exchange or retirement. If Senior Notes are traded on an established securities market, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the US dollar equivalent of the amount realised by translating that amount at the exchange rate on the settlement date of the sale, exchange or retirement. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the IRS.

Except as discussed below with respect to foreign currency gain or loss, gain or loss recognised by a US holder on the sale, exchange or retirement of a Senior Note generally will be US source capital gain or loss and will be treated as long-term capital gain or loss if the US holder has held the Senior Note for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Gain or loss recognised by a US holder on the sale, exchange or retirement of a Senior Note generally will be treated as US source ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Senior Note. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the US dollar value of the principal amount of the Senior Note, determined on the date such payment is received or the Senior Note is disposed of, and the US dollar value of the Senior Note, determined on the date the US holder acquired such Senior Note. However, upon a sale, exchange or retirement of a Senior Note, a US holder will realize foreign currency gain or loss with respect to principal and accrued interest only to the extent of the total gain or loss realized on the disposition. This foreign currency gain or loss generally will not be treated as an adjustment to interest income received on the Senior Note.

Information Reporting and Backup Withholding

Interest payments on the Senior Notes and proceeds from the sale, exchange or other disposition of the Senior Notes may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28 percent Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide such certification on a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on display

The documents that are exhibits to this annual report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at (202) 942-8090 for further information on the operations of the SEC’s public reference room. Copies of the documents referred to herein may also be inspected at our offices by contacting Thomas Thuresson, our chief financial officer, on +46 4636 7240.

10.I. Subsidiary Information

Not applicable.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.A. Quantitative Information about Market Risk

Interest Rate Exposure

On April 29, 2002, we entered into the Existing Senior Credit Facility of €575 million with SEB Merchant Banking, a unit within Skandinaviska Enskilda Banken AB (publ) (“SEB”), SEB and Svenska Handelsbanken AB (publ) as arrangers.  The Existing Senior Credit Facility was amended and restated on July 11, 2002. It was structured in two tranches—a Tranche A €425 million 5 year multi-currency term loan facility and a Tranche B €150 million 5 year multi-currency revolving credit facility. Tranche B was not utilised. The following table presents our debt instruments sensitive to changes in interest rates based on our Existing Senior Credit Facility.

	Maturity dates					Carrying value at	Fair value at
	2004	2005	2006	2007	Thereafter
	(SEK millions)				(SEK millions)	(SEK millions)	(SEK millions)

Existing Senior-Credit Facility:
Tranche A
USD	—	—	—	—	1,925	1,925	1,925
GBP	—	—	—	—	216	216	216
JPY	—	—	—	—	249	249	249
	—	—	—	—	2,390	2,390	2,390

Notes (fixed interest)	—	—	—	—	1,065	1,065	1,283

Amounts outstanding under the Existing Senior Credit Facility bore annual interest at applicable interbank offered rates plus a margin depending on the status of the Net Debt to EBITDA ratio. The Senior Notes carry a 12(1)/8% fixed rate of interest and are due 10 years from the date of issue.

We refinanced our Existing Senior Credit Facility with a New Senior Credit Facility on April 15, 2004.

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

As a result of investments, production facilities and other operations on a global basis, we have assets and liabilities and cash flows in currencies other than the Swedish kronor. The equity changes caused by movements in foreign exchange rates are shown as a translation difference in the financial statements. The primary objective of our foreign exchange risk management will be to continue to optimise the Swedish kronor value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. The translation differences are a central responsibility and are managed by distributing the Group’s loans on different currencies based on the net assets in each currency and through currency forward contracts. Loans taken in the same currency as there are net assets in the Group, decrease these net assets and thereby decrease the translation exposure. Our main exposures are related to assets and liabilities denominated in the currencies of the United States, the United Kingdom, Denmark, Japan and European countries that have adopted the euro.

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

•      Currency Transaction Risk. In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its regular operating currency. We aim to hedge against currency transaction risk by matching revenues and costs in the same currency. As a result of our geographically diversified customer base we generate, however, a significant portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. To the extent that there is a deficit between local currency funds generated by our subsidiaries’ operations and their local currency payment requirements, we generally hedge these deficits using forward exchange contracts. To a degree, we are also able to hedge against these risks by periodically adjusting our prices to account for exchange rate fluctuations.

At December 31, 2003, we had foreign exchange contracts outstanding in various currencies. Our primary net foreign currency exposures at December 31, 2003 included US dollar, euros, Swedish kronor and Danish kroner. Consistent with the nature of the economic hedge of these foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset any corresponding unrealised gains or losses, respectively. The fair value of our forward exchange contracts that were outstanding as of December 31, 2003 resulted in a receivable of SEK 128 million.

The following table provides information about our foreign exchange forward contracts at December 31, 2003.

Forward Exchange Contracts as of December 31, 2003 are:

		Average contractual rate		Notional amount		Fair value SEK
Buying currency	Selling currency		Maturity Date	Original currency	SEK
				(amounts in millions)

DKK	EUR	7.433	2004	596	726	(1)
DKK	USD	6.761	2004	74	90	11
EUR	HKD	8.606	2004	7	59	7
EUR	JPY	128.255	2004	18	156	7
EUR	USD	1.135	2004	103	937	86
EUR	SEK	9.022	2004	1	7	0
SEK	DKK	1.212	2004	1,683	1,683	(8)
SEK	EUR	9.116	2004	2,914	2,914	16
SEK	NOK	1.098	2004	178	178	3
SEK	USD	7.687	2004	401	401	23
USD	EUR	1.170	2004	29	212	(14)
Various	Various	—	2004-2005	—	923	(2)
					8,286	128

As a result of the Acquisition and related financing transactions we have not significantly changed our foreign currency hedging strategy. The composition of the senior debt serves as a natural hedge of our investments in foreign subsidiaries. We plan to continue to use foreign currency forward contracts and currency options to hedge our foreign currency cash flows.

As part of our hedging strategy to minimize interest rate risk we have entered into forward rate arrangements to effectively convert 22% of our variable rate exposure associated with the senior debt into fixed rate debt.

Foreign Currency Exchange Rate Exposure Sensitivity Analysis

If the currency rates between SEK and the most important foreign currencies are changed by +/- 10%, it has the following effect on operating income, if no hedging measures are taken:

Exchange rate change against the SEK	+10%	-10%
	(SEK millions)

USD	97.0	(97.0)
EUR	152.0	(152.0)
DKK	(127.0)	127.0
Other USD related currencies	46.0	(46.0)
Other	39.0	(39.0)
Total	207	(207)

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

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.  Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b)  Internal Control Over Financial Reporting.  There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:

16.A. Audit committee financial expert

Section 407 of the Sarbanes-Oxley Act requires the company to disclose whether it has a financial expert on the audit committee. The Board of Directors of Alfa Laval Special Finance AB has determined that Mr Thomas Thuresson is an ‘audit committee financial expert’ as defined in Item 16A of Form 20-F.

16.B. Code of Ethics

The Board of Alfa Laval AB has established a code of ethics for senior financial officers based on the requirements in section 406 of the Sarbanes-Oxley Act. It applies to our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. This code of ethics is included in this Form 20-F as Exhibit 11.1.

16.C. Principal Accountants’ Fees and Services

Independent auditor fees

Ernst & Young have served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to Alfa Laval Special Finance AB in 2003.

2003
(SEK millions)

Audit Fees (1)	10.9
Audit-related Fees (2)	1.5
Tax Fees (3)	0.9
All Other Fees (4)	0.3
Total	13.6

(1)   Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)   Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centres; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)   Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)   All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

Audit committee pre-approval policies and procedures

The Board has approved a pre-approval policy for all auditing and non-auditing services provided by audit firms in accordance with Section 202 of the Sarbanes-Oxley Act. This pre-approval policy is included in this Form 20-F as exhibit 11.2.

PART III

ITEM 17: FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

III-1

III-2

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Alfa Laval Special Finance AB

We have audited the accompanying consolidated balance sheets of Alfa Laval Special Finance AB as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in equity capital and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Alfa Laval Special Finance AB’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa Laval Special Finance AB at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Malmö, Sweden

March 1, 2004

Ingvar Ganestam
Authorised Public Accountant
Ernst & Young AB

III-3

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED INCOME STATEMENTS

Amounts in SEK millions	Note	Jan 1 - Dec 31 2003	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Net sales	1	13,909.3	14,594.9	15,829.6
Cost of goods sold	7	(8,976.3)	(9,262.2)	(10,348.0)
Gross profit	1	4,933.0	5,332.7	5,481.6
Sales costs	2, 3, 5	(2,245.8)	(2,115.1)	(2,442.6)
Administration costs	2, 3, 4, 7	(865.8)	(1,026.8)	(786.9)
Research and development costs		(368.1)	(355.2)	(341.4)
Comparison distortion items	6	5.6	(29.2)	5.3
Other operating income		242.4	268.7	389.1
Other operating costs	7	(366.4)	(663.6)	(893.3)
Amortisation of goodwill	7, 8	(191.3)	(187.7)	(178.0)
Operating income		1,143.6	1,223.8	1,233.8
Dividends	9	6.9	7.8	9.6
Interest income	10	267.5	322.7	238.0
Interest expense	10	(601.3)	(803.5)	(1,108.3)
Comparison distortion items	25	—	(290.7)	—
Result after financial items		816.7	460.1	373.1
Minority share in subsidiaries’ income	11	(41.6)	(33.6)	(32.0)
Taxes on this year’s result	12	(114.7)	(185.7)	60.9
Other taxes	12	(19.8)	(32.6)	(34.6)
Net income for the year		640.6	208.2	367.4

Earnings per share (SEK)		78.2	39.8	367,400.0

Average number of shares *		8,191,000.0	5,229,137.0	1,000.0

* The average number of shares has been changed through new issue of shares. See a specification in the statement over “Changes in consolidated equity capital”.

The accompanying notes form an integral part of these financial statements.

III-4

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED BALANCE SHEETS

ASSETS

Amounts in SEK millions	Note	2003	2002

Fixed assets
Intangible assets	13, 14
Concessions, patents, licenses, trademarks
and similar rights		1,100.8	1,333.6
Renting and similar rights		0.7	0.7
Goodwill		3,098.5	3,369.0
		4,200.0	4,703.3
Property, plant and equipment	13, 15
Real estate		1,171.2	1,309.9
Machinery and other technical installations		858.5	990.1
Equipment, tools and installations		668.6	742.0
Construction in progress and advances to suppliers
concerning property, plant and equipment		58.2	40.8
		2,756.5	3,082.7
Financial long-term assets
Other long-term securities	16	22.5	53.1
Pension assets	23	126.7	106.8
Capitalised financing costs, acquisition loans		44.6	58.0
Deferred tax asset		472.4	534.1
		666.2	751.9

Total fixed assets		7,622.7	8,537.9

Current assets
Inventories	17	2,217.8	2,279.0

Current receivables
Accounts receivable	18	2,463.3	2,504.0
Other receivables	19	1,070.4	973.9
Prepaid costs and accrued income		85.0	99.4
Capitalised financing costs, acquisition loans		12.2	12.2
		3,630.9	3,589.5
Current deposits
Other current deposits	20	658.6	414.3

Cash and bank	21	554.6	605.9

Total current assets		7,061.9	6,888.7

TOTAL ASSETS		14,684.6	15,426.6

The accompanying notes form an integral part of these financial statements.

III-5

EQUITY CAPITAL AND LIABILITIES

Amounts in SEK millions (except share information)	Note	2003	2002

Equity capital
Restricted equity capital
Share capital, 8,191,000 shares (par value SEK 10)		819.1	819.1
Restricted reserves		119.3	114.6
		938.4	933.7
Unrestricted equity capital
Unrestricted reserves		2,823.5	3,271.1
Net income for the year		640.6	208.2
		3,464.1	3,479.3

Total equity		4,402.5	4,413.0

Minority interest	11	104.2	108.2

Provisions
Provisions for pensions and similar commitments	23	754.8	720.6
Provisions for taxes	12	817.0	990.3
Other provisions	24	891.2	989.3
		2,463.0	2,700.2
Long-term liabilities	25
Liabilities to credit institutions		2,427.0	3,105.8
Bond loan		1,064.8	1,127.6
		3,491.8	4,233.4
Current liabilities
Liabilities to credit institutions	25	103.7	254.4
Advances from customers		512.1	571.3
Accounts payable		1,076.0	1,027.9
Notes payable		123.4	145.3
Liability to Alfa Laval AB (publ)		491.6	98.5
Tax liabilities		451.7	457.6
Other liabilities	26	648.7	632.5
Accrued costs and prepaid income	27	815.9	784.3
		4,223.1	3,971.8

TOTAL EQUITY CAPITAL AND LIABILITIES		14,684.6	15,426.6

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	28	45.4	78.3
Contingent liabilities	28	1,471.1	1,698.0

The accompanying notes form an integral part of these financial statements.

III-6

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED CASH-FLOW STATEMENTS

Amounts in SEK millions	Note	Jan 1 - Dec 31 2003	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Cash flow from operating activities
Operating income		1,143.6	1,223.8	1,233.8
Adjustment for depreciation		787.2	838.0	912.2
Adjustment for other non-cash items		22.1	35.0	3.9
		1,952.9	2,096.8	2,149.8

Taxes paid		(268.6)	(396.2)	(462.9)

Cash flow from operations before working capital		1,684.3	1,700.6	1,686.9

Changes in working capital:
(Increase)/decrease of current receivables		(25.7)	340.0	209.2
(Increase)/decrease of inventories		(17.2)	140.4	263.1
Increase/(decrease) of liabilities		(152.9)	(134.2)	(182.8)
		(195.8)	346.2	289.5

Cash flow from operating activities		1,488.5	2,046.8	1,976.4

Cash flow from investing activities
Investments in fixed assets		(258.5)	(276.7)	(274.9)
Divestment of fixed assets		40.1	120.7	336.2
Additional purchase price		—	(367.5)	—
Acquisition of businesses	22	(289.5)	(135.7)	(58.5)
Reduction of purchase price	22	—	81.6	76.3
Divestment of businesses	22	—	—	281.6
Provisions		50.5	29.8	(249.1)
Cash flow from investing activities		(457.4)	(547.8)	111.6

Cash flow from financing activities
Financial net, paid		(237.1)	(590.1)	(672.2)
New issue of shares		—	819.0	—
Paid group contribution		(53.4)	—	—
(Increase)/decrease of other financial assets		(256.9)	(84.2)	306.6
Capitalised financing costs, acquisition loans		—	(39.7)	—
Increase/(decrease) of liabilities to credit institutions	25	(454.8)	(1,548.2)	(1,703.8)
Cash flow from financing activities		(1,002.2)	(1,443.3)	(2,069.4)

Net increase (decrease) in cash and bank		28.9	55.7	18.7

Cash and bank at the beginning of the year		605.9	666.4	634.5
Translation difference in cash and bank		(80.2)	(116.2)	13.2

Cash and bank at the end of the period	21	554.6	605.9	666.4

Cash flow per share (SEK)		3.5	10.7	18,700.0

Average number of shares*		8,191,000.0	5,229,137.0	1,000.0

* The average number of shares has been changed through new issue of shares. See a specification in the statement over “Changes in consolidated equity capital”.

The accompanying notes form an integral part of these financial statements.

III-7

ALFA LAVAL SPECIAL FINANCE AB

CHANGES IN CONSOLIDATED EQUITY CAPITAL

Amounts in SEK millions	Share capital	Restricted equity	Unrestricted equity	Total
2001
Transfer between restricted equity and
unrestricted equity in Group companies	—	36.9	(36.9)	0.0
Translation difference	—	—	96.7	96.7
Net income for 2001	—	—	367.4	367.4
As of December 31, 2001	0.1	36.9	3,591.9	3,628.9
2002
New issue of shares	819.0	—	819.0
Equity part of Group contribution	—	—	(38.4)	(38.4)
Deferred tax on Group contribution	—	—	(15.0)	(15.0)
Transfer between restricted equity and	0.0
unrestricted equity in Group companies	—	76.9	(76.9)	0.0
Translation difference	—	0.8	(190.5)	(189.7)
Net income for 2002	—	—	208.2	208.2
As of December 31, 2002	819.1	114.6	3,479.3	4,413.0
2003
Equity part of Group contribution	—	—	(441.6)	(441.6)
Deferred tax on Group contribution	—	—	(171.8)	(171.8)
Transfer between restricted equity and
unrestricted equity in Group companies	—	4.3	(4.3)	0.0
Translation difference	—	0.4	(38.1)	(37.7)
Net income for 2003	—	—	640.6	640.6
As of December 31, 2003	819.1	119.3	3,464.1	4,402.5

III-8

Comments on changes in consolidated equity capital

The share capital of SEK 819,100,000 (819,100,000) is divided among 8,191,000 (8,191,000) shares at par value SEK 100 (100).

At the ordinary shareholders’ meeting on June 13, 2002 it was decided to increase the share capital by SEK 819,000,000 through a new issue of 8,190,000 shares to Alfa Laval AB (publ).

The proposed dispositions of earnings for the subsidiaries suggest transfers to restricted equity capital of SEK 54.3 (22.0) (60.7) million. After deduction for this, the net available for distribution is thus SEK 3,409.8 (3,457.3) (3,531.2) million.

The possibilities to distribute un-appropriated profits from foreign subsidiaries are limited in certain countries due to currency regulations and other legislation.

Specification of changes in number of shares and share capital

Year	Event	Date	Change in number of shares	Total number of shares	Change in equity capital	Total equity capital

2000	Company formation	March 27, 2000	1,000	1,000	0.1	0.1

2002	New issue of shares	June 13, 2002	8,190,000	8,191,000	819.0	819.1

Specification of accumulated translation differences reported against equity capital

Year	Change	Accumulated	Explanation to change	The change has been affected by hedging measures of
Formation of the Group
2000	(94.5)	(94.5)	The EUR was appreciated by 6%, which affected the EUR based acquisition loans	(312.5)

2001	96.7	2.2	The USD was appreciated by 10,7%	(105.5)
2002	(189.7)	(187.5)	The USD was depreciated by 16,7%	164.9
2003	(37.7)	(225.2)	The USD was depreciated by 17,5%	140.3

III-9

ALFA LAVAL SPECIAL FINANCE AB

NOTES TO THE FINANCIAL STATEMENTS

Amounts in SEK millions unless otherwise stated

Ownership and legal structure

Alfa Laval Special Finance AB is a wholly owned subsidiary of Alfa Laval AB (publ).

The parent company Alfa Laval AB (publ) is listed on the Stockholm Stock Exchange since May 17, 2002. The total number of shareholders is 7,254  (5,746) shareholders on December 31, 2003. The two largest owners are Industri Kapital and Tetra Laval, where 17.9 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands. On October 29, 2003 Industri Kapital has decreased the ownership in Alfa Laval by 9.0 percentage units from 26.9 percent. Next to the two largest owners there are eight institutional investors with ownership in the range of 4.5 to 1.7 percent. These ten largest owners own 60.1 percent of the shares.

Operations

The Alfa Laval Special Finance Group is engaged in the development, production and sales of products and systems based on three main technologies: separation/filtration, heat transfer and fluid handling. Alfa Laval’s primary segments are the two divisions “Equipment” and “Process Technology”, where the sales and marketing activities are performed. The divisions are based on ten customer segments. The customer segments that belong to the Equipment division purchase products whereas the customer segments that belong to Process Technology purchase systems for the processing industry. The Group also has a common function “Operations” for procurement, production and logistics. The Group’s secondary segments are geographical markets.

Applied recommendations/General

Alfa Laval Special Finance follows Swedish GAAP as expressed in law, recommendations issued by accounting bodies and relevant good accounting practice. This differs in certain respects from US GAAP, see Note 33.

Alfa Laval Special Finance follows the recommendations issued by the Financial Accounting Standards Council in Sweden and has strived for early implementation of the recommendations, that is prior to when they must be applied. To the extent that recommendations from the Council have not yet been issued corresponding to already issued International Accounting Standards, the IAS statement has been applied instead. This is referring to IAS 19 Employee Benefits for 2000 and 2001 and IAS 14 Segment Reporting for 2001. A comparison has been made with the draft recommendations issued by the Council, which have only been available in 2001 and 2002 respectively.

Alfa Laval Special Finance does not report the depreciation on goodwill distributed on the different functions in the income statement since almost the entire goodwill depreciation is referring to the goodwill that appeared in a leveraged buy out transaction in 2000. The comparability with other companies will be severely suffering if the goodwill depreciation is allocated to the income statement functions. For this reason the goodwill depreciation is isolated to a specifically identified item. The specific financial construction used in the ownership change will otherwise result in a misleading income reporting during two decades. The change of ownership in 2000 in fact meant that the net assets of Alfa Laval Special Finance were re-valued to market value, which does not apply generally for other listed companies. In anticipation of the new international accounting statements, where goodwill is not depreciated but instead tested for impairment, the current treatment avoids any problem with comparability between years.

Implementation of International Financial Reporting Standards (IFRS)

International Financial Reporting Standards (IFRS) will be the new name for all new International Accounting Standards. IFRS are still issued by the International Accounting Standards Board (IASB) (previously Council). IFRS 1 covers the transitional provisions for the implementation of IFRS. All companies within the European Union are obliged to change to IFRS as of January 1, 2005. Already in 2000 Alfa Laval started to implement the International Accounting Standards (IAS) issued by IASB and translated and adapted to Swedish legislation

III-10

by the Financial Accounting Standards Council in Sweden. Since there are some minor differences between the Swedish recommendations and IAS, Alfa Laval Special Finance has never claimed to be following IAS. Technically this means that Alfa Laval Special Finance will be a first time applicant under IFRS 1 in 2005. The adoption to IFRS is however already in place since Alfa Laval Special Finance has implemented all relevant IAS standards, except IAS 39. This statement will be implemented once IASB has issued the updated IAS 39.

Changed/implemented accounting principles

During 2003 RR27 “Financial Instruments: Disclosure and Presentation” has been implemented. This has not introduced any major changes or amendments to the disclosure and presentation in 2002. Chapter 5 § 18b in Swedish Annual Report’s Acts (ÅRL) “Gender among managers” has also been implemented. The definition of members of the Board and managers is not at all as clear as in the Industry and Commerce Stock Exchange Committee’s statement concerning executive officers below. For this reason, several measures have been supplied in order to enlighten the subject.

During 2002 RR26 Events after the balance sheet date was implemented. The updated statement by the Industry and Commerce Stock Exchange Committee on information about remunerations to executive officers (approved during 2002) was also implemented during 2002.

During 2001 RR 15 Intangible Assets, RR 21 Borrowing Costs, RR22 Presentation of Financial Statements and RR23 Related Party Disclosures were implemented. Segment reporting is from the same point in time reported according to IAS 14 in the absence of a Swedish recommendation at the time (currently RR25 Segment Reporting - business and geographical segments).

The application of these new accounting standards has not resulted in any change of accounting principles and has therefore not resulted in any effect on income or equity capital for 2003, 2002 or 2001.

During 2000, considerable work was devoted to the implementation of new accounting standards. As of the closing for 2000, deferred tax is accounted for according to RR 9, impairments according to RR17, revenue recognition on large projects according to RR10 and provisions, contingent liabilities and contingent assets according to RR16. As of the same date, employee benefits are accounted for according to IAS 19 in the absence of a Swedish standard (currently RR29 Employee Benefits). The effect on equity of the changes in accounting principles for income taxes and pensions amounted to an increase of SEK 225 million for the predecessor the former Alfa Laval Holding Group for 1999. Since the effect on the equity because of changed accounting principles changes the opening equity, the net asset value that was acquired by the new Group increased correspondingly. Because the acquired equity is fully eliminated, the above adjustment to equity does not appear in the new Alfa Laval Group.

Implementation of the Swedish Financial Accounting Standards Council’s recommendations before they become effective

RR22 Presentation of Financial Statements, RR25 Segment Reporting - business and geographical segments and RR26 Events After the Balance Sheet Date become effective on January 1, 2003. RR 29 Employee Benefits become effective on January 1, 2004. Earlier application of all these recommendations is encouraged and the Group has also applied them earlier as described above.

The Swedish Financial Accounting Standards Council’s recommendations RR 1:00 Business combinations, RR 15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets, RR17 Impairment of Assets, RR21 Borrowing Costs and RR23 Related Party Disclosures became effective on January 1, 2002. Earlier application was encouraged and the Group has applied these recommendations during 2001 or 2000 as described above.

III-11

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

The Group’s reporting of provisions according to RR16 means that SEK 891.2 (989.3) million is reported as other provisions. This constitutes 6.1 (6.4) percent of the Group’s assets and is important for the assessment of the Group’s financial position, not the least since provisions normally are based on estimates of costs and risks. If the accounting principles for provision would be changed sometime in the future, this could have a substantial impact on the Group’s financial position.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

Borrowing costs

Borrowing costs are accounted for according to the main principle in RR 21 Borrowing costs, which means that the borrowing costs are charged to the profit and loss in the period to which they relate. This means, among other things, that transaction costs that arise in connection with raising a loan are capitalised and amortised over the maturity of the loan.

Business combinations - consolidation principles

(including associates and joint ventures)

The consolidated financial statements have been prepared according to the RR1:00 recommendation issued by the Financial Accounting Standards Council in Sweden.

For the period after August 24, 2000, the consolidated financial statements include the parent company Alfa Laval Special Finance AB and the subsidiaries in which it holds more than 50 percent during the period. For the period up to August 24, 2000, the consolidated financial statements include the parent company the former Alfa Laval Holding AB and the subsidiaries in which it holds more than 50 percent during the period.

The consolidated balance sheet has been prepared in accordance with the purchase method, which means that the book value of shares in the subsidiaries is eliminated from the reported equity capital in the subsidiaries at the time of their acquisition. Accordingly, the unrestricted reserves in the subsidiaries at the time of acquisition are not included in the consolidated unrestricted reserves. Alfa Laval owns 50 percent in three different joint ventures: Rolls Laval Heat Exchangers Ltd with Rolls Royce as partner, Hynetics Inc with Hyclone Inc as partner and Gigantissimo 2444 AB with Haldex as partner. These companies are consolidated according to the proportional consolidation method in RR 14 Joint Ventures. The Group has only one company that fulfils the

III-12

definition of an associate in RR 13 Accounting for Investments in Associates, that is that the ownership is between 20 and 50 percent, namely Dalian Haven Automation Co Ltd. This company is totally dormant. Since its net assets are not material, it is not consolidated.

The difference between the purchase price paid and the net assets of the acquired companies, with deduction for restructuring provisions, is allocated to the step-up values related to each type of asset, with any remainder accounted for as goodwill.

The foreign subsidiaries have been translated using the current method. This means that assets and liabilities are translated at closing exchange rates and income and expenses are translated at the year’s average exchange rate. The translation difference that arises is a result of the fact that net assets in foreign companies are translated at one rate at the beginning of the year and another at year-end and that the result is translated at average rate. The translation differences are charged against equity capital.

Comparison distortion items

Items that do not have any link to the normal operations of the Group or that are of a non-recurring nature are classified as comparison distortion items. A reporting together with other items in the income statement would have given a comparison distortion effect that would have made it difficult to judge the development of the ordinary operations from an outside viewer. Comparison distortion items affecting operating income are reported as a part of operating income, while comparison distortion items affecting the result after financial items are reported as a part of the financial net. Comparison distortion items on each level are reported net in the income statement if the items being included in the netting are not material, see RR22 Presentation of Financial Statements item 27 and 32 and the Swedish Annual Report’s Act (ÅRL) chapter 3 § 4.

Employee benefits

Employee benefits are reported according to RR29. The main difference compared with previous reporting (1999 and earlier) has been the reporting for defined benefit pension plans. The present value of the benefit obligations in the defined benefit plans is decided through yearly actuarial calculations made by independent actuaries. The plan assets are valued at market value. The net plan asset or liability is arrived at in the following way.

+	The present value of the defined benefit obligation at December 31
+	any actuarial gains not recognized
-	any actuarial losses not recognized
-	any past service costs not yet recognized
-	the fair value of the plan assets at December 31
=	a net liability if positive / a net asset if negative

If the calculation gives a net asset, the lower of this asset and the sum of any cumulative unrecognised net actuarial losses and past service costs and the present value of refunds or reductions in future contributions is reported as the net plan asset.

If the net cumulative unrecognised actuarial gains and losses at the end of the previous year is outside a 10 percent corridor calculated on the greater of the present value of the defined benefit obligation or the fair value of the plan assets, then the excess is recognised over the remaining service period of the employees participating in the plan.

The Swedish ITP plan is seen as a “multi-employer plan” that is treated as a defined contribution plan according to item 30 in RR29.

III-13

Events after the balance sheet date

Events after the balance sheet date are reported according to RR26 under a separate heading below.

Financial instruments

During 2003 RR27 “Financial Instruments: Disclosure and Presentation” has been implemented. This has not introduced any major changes or amendments to the disclosure and presentation in 2002. RR27 is based on IAS 32 and describes how financial instruments are presented in the balance sheet and the required disclosures to enable a reader of financial reports to understand how the financial instrument is influencing the income statement, balance sheet and cash flow of a company. It does not regulate when a financial instrument is reported in or removed from the balance sheet or the valuation of financial instruments. This will instead be covered by IAS 39.

Financial instruments are valued at acquisition value. If a derivative instrument has been used to fix the exchange rate to be used for settling a commercial or financial receivable or liability, the balance sheet item is valued at the forward rate. The accrued interest rate for loans is valued including the effect of interest rate swaps. Derivative instruments covering projected flows are not reported until maturity and this is where the effect of IAS 39 will be most apparent.

The Group uses a limited number of financial instruments to hedge currency rates or interests. These include currency forward contracts, currency options, interest-rate swaps and interest-forward contracts. To demonstrate the exposure, the outstanding contracts are presented in the financial risk section. If possible, loans are raised in the currencies that match the net investment in each currency. The fair value of financial instruments is shown in Note 32.

Fixed assets (tangible and intangible)

Assets have been accounted for at cost, net after deduction of accumulated depreciation according to plan. Depreciation according to plan is based on the assets’ acquisition values and is calculated according to estimated economic lives of the assets.

The following depreciation periods have been used:

Computer programs, computers	3.3 years	The Predecessor: Alfa Laval Holding AB
Office equipment	4 years	Intangible assets	10 years
Vehicles	5 years	Goodwill, harmonisation	5 years
Machinery and equipment	7-14 years	Goodwill, other	10 years
Land improvements	20 years
Buildings	25-33 years	The Successor: Alfa Laval Special Finance AB
		Patents and trademarks	20 years
		Step-up values, technology	7.5 years
		Goodwill, strategic	20 years
		Goodwill, other	10 years

The acquisition of the former Alfa Laval Holding AB Group and Danish Separation Systems A/S are considered as strategic acquisitions where the intangible assets have a lifetime of more than 20 years. The acquisition of Toftejorg and bioKinetics are complimentary to the existing business. The reason why the depreciation period is more than five years also for these acquisitions is that Toftejorg has a strong position in tank cleaning equipment and bioKinetics has a powerful modular process concept, both of which are perceived to have economic life expectancies of much more than five years.

Any additions to the purchase price in connection with investments in fixed assets or acquisitions of businesses

III-14

are amortised over the same period as the original purchase price. This means that the time when the asset is fully depreciated is identical regardless of when payments are made. This is a reflection of the fact that the estimated economic live of the asset is the same.

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

Income Taxes

Income taxes are reported in accordance with RR9 Income Taxes.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. Current tax liabilities (receivables) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. In essence, this means that current tax is calculated according to the rules that apply in the countries where the profit was generated.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax liabilities are recognised for all taxable temporary differences, except for goodwill and certain other items.

Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of: (a) deductible temporary differences; (b) the carry-forward of unused tax losses; and (c) the carry-forward of unused tax credits. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable (>50 percent) that taxable profit will be available against which the deductible temporary difference can be utilised. Deferred tax assets are recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable (>50 percent) that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

If it is not any longer probable that sufficient taxable profits will be available against which a deferred tax asset can be utilised, then the deferred tax asset is reduced by increasing the valuation allowance accordingly.

Inflationary accounting

Subsidiaries in highly inflationary countries report their closings in the functional hard currency that is valid in each country, which in all cases is USD. Colombia, Indonesia, Mexico, Russia, Turkey and Venezuela are regarded as highly inflationary countries.

Inventories

The Group’s inventory has been accounted for after elimination of inter-company gains. The inventory has been valued according to the “First-In-First-Out” (FIFO) method at the lowest of cost or net realisable value, taking into account obsolescence.

This means that raw material and purchased components normally are valued at the acquisition cost, unless the

III-15

market price has fallen. Work in progress is valued at the sum of direct material and direct labour costs with a mark-up for the product’s share in capital costs in the manufacturing and other indirect manufacturing costs based on a forecasted assumption on the capacity utilisation in the factory. Finished goods are normally valued at the delivery value (i.e. at cost) from the factory if the delivery is forthcoming. Spare parts that can be in the inventory during longer periods of time are normally valued at net realisable value. Out of the total inventory, the valuation at net realisable value therefore constitutes a considerable part.

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

A provision is recognised when, and only when:

•                  there is a present legal or constructive obligation as a result of past events;

•                  it is probable that a cost will be incurred in settling the obligation; and

•                  a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the cost required to settle the present obligation at the balance sheet date.

III-16

In measuring the provision:

•                  risks and uncertainties are taken into account;

•                  the provisions are discounted, where the effect of the time value of money is material. When discounting is used, the increase of the provision over time is recognised as an interest cost;

•                  future events, such as changes in law and technology, are taken into account where there is sufficient objective evidence that they will occur; and

•                  gains from the expected disposal of assets are not taken into account, even if the expected disposal is closely linked to the event giving rise to the provision.

If a reimbursement of some or all of the costs to settle a provision is expected (e.g. through insurance contracts, indemnity clauses or supplier’s warranties), the reimbursement is recognised:

•              when, and only when, it is virtually certain that the reimbursement will be received if the obligation is settled. The amount recognised for the reimbursement must not exceed the amount of the provision; and

•              as a separate asset (gross). In the income statement, however, the income related to the reimbursement is netted against the cost for the provision.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a cost to settle the obligation will be incurred, the provision is reversed.

A provision must only be used for the purpose it was originally recognised for. Provisions are not recognised for future operating losses. An expectation of future operating losses is though an indication that certain assets of the operation may be impaired. If a contract is onerous, the present obligation under the contract is recognised and measured as a provision.

A provision for restructuring costs is recognised only when the general recognition criteria are met. A constructive obligation to restructure arises only when there is:

•                  a detailed formal plan for the restructuring, identifying at least:

a)              the business or part of a business concerned;

b)             the principal locations affected;

c)              the location, function and approximate number of employees who will be compensated for terminating their services;

d)             the costs that will be undertaken; and

e)              when the plan will be implemented; and

•                  a valid expectation in those affected that the restructuring will be carried out.

A management or board decision to restructure does not give rise to a constructive obligation at the balance sheet date unless the company has, before the balance sheet date:

•                  started to implement the restructuring plan ; or

•                  communicated the restructuring plan to those affected by it in a sufficiently specific manner to raise a valid expectation in them that the restructuring will happen.

When a restructuring involves the sale of an operation, no obligation arises for the sale until the company is committed to the sale, i.e. through a binding sales agreement.

III-17

A restructuring provision only includes the direct costs arising from the restructuring, which are those that are both:

•                  necessarily entailed by the restructuring; and

•                  not associated with the ongoing activities of the company.

Research and development

Research and development costs are charged to the income statement in the year in which they are incurred. RR15 Intangible Assets requires development costs to be capitalised if certain requirements are fulfilled. The development costs within Alfa Laval do normally not meet the requirements for capitalisation according to RR15 Intangible Assets.

Revenue recognition

Revenue recognition is made according to RR11 Revenue. Sales revenue for products and services is recognised at the time of delivery. Net sales are referring to sales value less sales taxes, cancellations and discounts. Long-term construction projects are accounted for through the percentage of completion method.

Sick leave in Sweden

The Swedish Annual Report’s Acts (ÅRL) requires the sick leave among Swedish employees to be reported split on different specifically defined categories. This is a way to get focus on the contemporary problem of high sick leave rates and if certain employers are having a high or a low sick rate within the company. The specification is found in Note 2.

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

Events after the balance sheet date

THE BALANCE SHEETS AND THE INCOME STATEMENTS WILL BE ADOPTED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON APRIL 27, 2004.

In a press release on January 27, 2004, the President and Chief Executive Officer Sigge Haraldsson has communicated his intention to retire in October 2004.

The nomination committee proposes that Gunilla Berg is elected as a member of the Board and that Sigge Haraldsson is not re-elected at the coming Annual General Meeting.

III-18

Work procedures of the Board of Alfa Laval AB

The Board of Alfa Laval AB has held ten (thirteen) (eight) meetings during 2003. The Board has issued rules of procedures for the Board of Directors and an instruction regarding the allocation of work between the Board of Directors and the Managing Director. The rules of procedure establish, among other things, how often the Board of Directors shall meet and how the work shall be organised.

During 2001 the Board appointed a remuneration committee, consisting of the Chairman, Björn Savén and Jörn Rausing, with Sigge Haraldsson as presenting. The committee shall handle remuneration matters for the members of Group Management.

Matters that the Board has been discussing during the year include liquidity and funding, share and ownership developments, dividends, asbestos litigations, larger capacity investments and development projects, acquisition of businesses, purchase and divestment of real estate, internal audit, external audit planning and the strategic positioning of the Group.

Since the Group has a bond loan that is registered with the Securities and Exchange Commission (SEC) in the US, the question of appointing an audit committee according to the “Sarbanes-Oxley Act” has been discussed. The Board has chosen not to appoint an audit committee since the judgement is that the financial reporting and control within the Alfa Laval Group, the Alfa Laval Group’s policies concerning internal control, the external and internal audit and the reporting to the Board in these matters are such that a special audit committee within the Board would not increase the Board’s insight and control over the operations. At two Board meetings during 2003 the Board has received reports from and met the external auditors of the Alfa Laval Group. At one Board meeting during 2003, the Board has received reports from and met the internal auditor of the Alfa Laval Group.

Section 407 of the Sarbanes-Oxley Act requires the company to disclose whether it has a financial expert on the audit committee. The Board of Directors of Alfa Laval Special Finance AB has determined that Mr Thomas Thuresson is an ‘audit committee financial expert’ as defined in Item 16A of Form 20-F.

III-19

Financial risks

Financial instruments

Financial risks are referring to financial instruments. Alfa Laval has the following instruments: cash, deposits, bank loans, the bond loan and a limited number of derivative instruments to hedge currency rates or interests. These include currency forward contracts, currency options, interest-rate swaps and interest-forward contracts.

Financial policy

In order to control and limit the financial risks, the Board of the Alfa Laval Group has established a financial policy. The Group has an aversive attitude toward financial risks. This is expressed in the policy. It establishes the distribution of responsibility between the local companies and the central finance function in Alfa Laval Treasury International AB, what financial risks the Group can accept and how the risks should be limited.

Price risk

There are three different types of price risks: currency risk, interest risk and market risk. See below.

Currency risk

Transaction exposure

The Group is principally exposed to currency risk from potential changes in contracted and projected flows of payments and receipts.  The objective of foreign exchange risk management is to reduce the impact of foreign exchange movements on the Group’s income and financial position.

The Group normally has a natural risk coverage through the sale as well as costs in local currencies. The financial policy states that the local companies are responsible for identifying and hedging exchange rate exposures on all commercial flows via Alfa Laval Treasury International. Contract based exposures must be fully hedged. In addition, the balance of projected flows the next 12 months must be hedged to at least 50 percent. The remaining part of the projected flows can be partially hedged after conferring with the Group’s central finance function. Alfa Laval Treasury International can add to or reduce the total hedging initiated by the local companies in the currencies that Alfa Laval has commercial exposure up to but not exceeding 100 percent of one year’s commercial exposure for each currency.

III-20

The Group’s net exposure in different currencies before and after derivatives during 2003 has amounted to:

Currency contracts are entered into continuously during the year with 12 months being the maximum duration. This means that the company experiences the effects from the market currency rate movements with a varying degree of delay.

If the currency rates between SEK and the most important foreign currencies are changed by +/- 10 % it has the following effect on operating income, if no hedging measures are taken:

Exchange rate change against SEK	2003		2002		2001
In SEK millions	+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
Effect on operating income
without hedging measure
USD	97	-97	101	-101	117	-117
EUR	152	-152	154	-154	125	-125
DKK	-127	127	-135	135	-147	147
Other USD related currencies	46	-46	29	-29	25	-25
Other	39	-39	58	-58	80	-80
Total	207	-207	207	-207	200	-200

III-21

Outstanding currency forward contracts and currency options for the Group amounted to the following at the end of the year:

In millions	2003		2002		2001
Outflows	Original currency	Original SEK	Original currency	SEK	currency	SEK
EUR	-275.7	-2,499.0	-188.8	-1,729.4	-104.7	-973.8
USD	-161.5	-1,171.3	-190.2	-1,672.1	-173.1	-1,827.0
DKK	-750.3	-913.8	-558.0	-688.2	-6.3	-7.8
HKD	—	—	-173.3	-195.3	-51.6	-69.9
NOK	-165.8	-178.5	-133.3	-167.5	-146.0	-170.7
JPY	-765.7	-51.9	-1,713.3	-126.2	-2,094.3	-168.8
CAD	-17.8	-98.5	-7.7	-42.9	-18.4	-121.4
GBP	-7.6	-97.5	-0.9	-13.6	-6.4	-98.2
Other		-70.2		-84.2		-61.6
Total		-5,080.7		-4,719.4		-3,499.2

In millions	2003		2002		2001
Inflows	Original currency	Original SEK	Original currency	SEK	currency	SEK
SEK	5,172.8	5,172.8	4,832.8	4,832.8	3,362.7	3,362.7
SGD	7.2	30.6	5.4	27.3	22.0	125.5
Other		4.9		10.6		—
Total		5,208.3		4,870.7		3,488.2

Net exposure		127.6		151.3		-11.0

Translation exposure

When the subsidiaries’ balance sheets in local currency are translated into SEK a translation difference arises that is due to the current year being translated at a different closing rate than last year and that the income statement is translated at the average rate during the year whereas the balance sheet is translated at the closing rate at December 31. The translation differences are reported in the unrestricted equity capital. The translation exposure consists of the risk that the translation difference represents in relation to changes in the equity capital. The risk is largest for the currencies where the Group has the largest net assets and where the exchange rate movements against SEK are largest.

The translation differences are a central responsibility and are managed by distributing the loans on different currencies based on the net assets in each currency and through currency forward contracts. Loans taken in the same currency as there are net assets in the Group, decrease these net assets and thereby decrease the translation exposure.

Interest risk

By interest risk is meant how changes in the interest level affect the financial net of the Group and how the value of financial instruments vary due to changes in market interest rates. The Group attempts to manage interest-rate risk by matching fixed interest periods of financial assets and liabilities and through the use of derivative financial instruments such as interest-rate swaps.

III-22

The financial policy states that the interest rate risk and duration are measured by each main currency. The interest duration for the loans must be between 0 and 3 months for 66 percent of the loans and between 6 and 36 months for 33 percent of the loans.

The loan with the new banking syndicate accrues interest at floating rate. The Group has chosen to hedge 22 (64) (69) percent of the loan, with a duration of 9 months. The subordinated loan from Tetra Laval Finance Ltd accrued interest at fixed rate, but has now been repaid. The bond loan accrues interest at fixed rate. Combined, this means that the Group has a comparably low interest risk.

Calculated on an overall increase of market rates by 100 interest points

(1 percentage unit), the interest costs of the Group would increase by about SEK 17 (16) (18) million. The reason why this amount has not decreased due to the decreased loans is that the part of the loans that is affected by floating rates has increased after the cancellation of the interest rate swap.

Market risk

Market risk is defined as the risk for changes in the value of a financial instrument due to changed market prices. For all financial instruments, except the bond loan, the price risk only consists of currency risk and interest risk. For the bond loan there is a market risk, but as long as a market value that is higher than the booked value does not have to be reported in the balance sheet, this does not present a problem. IAS 39 will not change the reporting of the bond loan since it will still be valued at its acquisition value.

Liquidity risk

Liquidity risk is defined as the risk that the Group would incur increased costs due to lack of liquid funds. The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 263.7 million through voluntary amortisation of EUR 87.4 million and reduction through exchange rate movements of EUR 72.8 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of December 31, 2003. Alfa Laval has initiated negations with the banking syndicate in order to convert the whole loan to a revolving facility potentially combined with a SEK based short-term commercial paper programme. A commercial paper programme requires an official credit rating and generally means lower interest rates but without any guarantees for sustained financing. This is then covered by the extended revolving facility.

Cash flow risk

Cash flow risk is defined as the risk that the size of future cash flows linked to financial instruments is fluctuating. This risk is mostly linked to changed interest and currency rates. To the extent that this is perceived as a problem, different derivative instruments are used to fix rates. See description of exposure and hedging measures under interest risk.

Refinancing risk

Refinancing risk is defined as the risk that the refinancing of maturing loans becomes difficult or costly. The loans of the Group are mainly long term and only mature when the agreed loan period expires. This means that the Group during the foreseeable future does not need to refinance maturing loans. The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 263.7 million through voluntary amortisation of EUR 87.4 million and reduction through exchange rate movements of EUR 72.8 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of December 31, 2003. The maturity of this combined facility is five years. The bond loan matures only in 2010. Alfa Laval has initiated negations with the banking syndicate in order to convert the whole loan to a revolving facility potentially combined with a SEK based short-term commercial paper programme. A commercial paper programme requires an official credit rating and generally means lower interest rates but without any guarantees for sustained financing. This is then covered by the extended revolving facility.

III-23

Counterparty risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash, deposits and derivatives.

The Group maintains cash and bank and short and long-term investments with various financial institutions approved by the Group. These financial institutions are located in major countries throughout the world and the Group’s policy is designed to limit exposures to any one institution. The risk for a counterparty not fulfilling its commitments is limited through the selection of financially solid counterparties and by limiting the engagement per counterparty. The Group performs periodic evaluations of the relative credit standing of those financial institutions that are considered in its investment strategy. The Group does not require collateral on these financial instruments.

The Group is exposed to credit risk in the event of non-performance by counterparties to derivative instruments. The Group limits this exposure by diversifying among counterparties with high credit ratings and by limiting the volume of transactions with each counter party.

In total it is the Group’s opinion that the counterparty risks are limited.

III-24

Operational risks

Risk for bad debts

The risk for bad debts is referring to the risk that the customer cannot pay for delivered goods due to financial difficulties. The Group sells to a large number of customers in countries all over the world. That some of these customers from time to time face payment problems or go bankrupt is unfortunately part of reality in an operation of Alfa Laval’s magnitude.  All customers except Tetra Laval represent less than 1 percent of net sales and thereby represent a limited risk. Alfa Laval regularly collects credit information on new customers and, if needed, on old customers. Earlier payment habits have an impact on the acceptance of new orders. On markets with political or financial risks, the Group strives to attain credit insurance solutions. The Group’s costs for bad debts are SEK 42.2 (32.2) (78.6) million.

Risk for claims

The risk for claims refers to the costs Alfa Laval would incur to rectify faults in products or systems and possible costs for penalties. Alfa Laval strives to minimize these costs through an ISO certified quality assurance. The major risks for claim costs appear in connection with new technical solutions and new applications. The risks are limited through extensive tests at the manufacturing site and at the customer site. The Group’s claim costs have amounted to SEK 151.5 (204.0) (154.3) million.

Risk connected to technical development

This risk refers to the risk that some competitor develops a new technical solution that makes Alfa Laval’s products technically obsolete and therefore difficult to sell. Alfa Laval addresses this risk by a deliberate investment in research and development aiming at being in the absolute frontline of technical development.

Economic risk

Competition

The Group operates in competitive markets. The implemented split in divisions based on customer segments is a further step in the efforts to address this competition. The restructuring programme being implemented gives the Group a cost level that is very competitive.

Business climate

In an overall economic downturn the Group tends to be affected with a delay of 6 to 12 months depending on customer segment. The same applies with an economic upturn. The fact that the Group is operating on a large number of geographical markets and within a wide range of customer segments means a diversification that limits the effects of fluctuations in the business climate. Historically, fluctuations in the business climate have not generated decreases in orders received by more than 10 percent.

Prices of raw material

The Group depends on deliveries of stainless steel, carbon steel, copper and titanium etc for the manufacture of products. The prices in some of these markets are volatile and the supply of titanium has occasionally been limited. There is a limited number of possible suppliers of titanium. The risk for severely increased prices or limited supply constitutes serious risks for the operations. The possibilities to pass on higher input prices to an end customer vary from time to time and between different markets depending on the competition. The Group is addressing this risk by securing long-term supply commitments and through fixed prices from the suppliers during six to twelve months.

III-25

Environmental risks

This risk relates to the costs that the Group may incur to reduce emissions according to new or stricter environmental legislation, to restore land at previously or currently owned industrial sites, to arrange more effective waist disposal, to obtain prolonged or new concessions etc. The Group has an ambition to be well within the boundaries that local legislation sets, which should reduce the risks. The operations of the Group are not considered to have a significant environmental impact.

Political risk

Political risk is the risk that the authorities, in the countries where the Group is operating, by political decisions or administration make continued operations difficult, expensive or impossible for the Group. The Group is mainly operating in countries where the political risk is considered to be negligible or minor. The operations that are performed in countries where the political risk is deemed to be higher are not material.

Risk for and in connection with litigations

This risk pertains to the costs the Group may incur in managing litigations, costs in connection with settlements and costs for imposed penalties. The Group is involved in a few litigations, mainly with customers. Any estimated loss risks are fully provided for.

Some of the Group’s subsidiaries are involved in two so-called Desert Storm litigations, where war veterans from the Persian Gulf war have sued a large number of companies that are alleged to have delivered equipment to Iraq. The lawsuits, which were initiated in 1994, claim damages in excess of USD 1,000 million each. In Alfa Laval’s opinion, adequate guarantees have been received from Tetra Laval, covering possible losses related to these litigations.

Alfa Laval’s subsidiary in the US, Alfa Laval Inc, was as of December 31, 2003 named as co-defendant in a total of 123 asbestos-related lawsuits with a total of approximately 19,900 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the fourth quarter 2003 Alfa Laval Inc has been named as co-defendant in an additional 9 lawsuits with a total of 13 plaintiffs. During the fourth quarter 7 lawsuits involving approximately 400 plaintiffs have been resolved. This gives a grand total of 70 lawsuits that have been resolved.

Based on current information and Alfa Laval’s understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company’s financial condition or results of operation.

Risk for technically related damages

This risk refers to the costs Alfa Laval may incur in connection with a product delivered by the Group breaking down and causing damages to life and property. The main risk in this context concerns high-speed separators, due to the large forces that are involved when the bowl in the separator spins with a very high number of revolutions. In a breakdown the damages can be extensive. Alfa Laval addresses these risks through extensive testing and an ISO certified quality assurance. The Group has product liability insurance. The number of damages is low and few damages have occurred historically.

III-26

Insurance risks

These risks refer to the costs that Alfa Laval may incur due to an inadequate insurance coverage for property, business interruption, liability, transport, life and pensions. The Group strives to maintain an insurance coverage that keeps the risk level at an acceptable level for a Group of Alfa Laval’s size and is still cost efficient. At the same time a continuous work is going on to minimise the risks in the operations through proactive measures.

Risks connected to credit terms

This risk is referring to the limited freedom of action that can be imposed on the Group through restrictions connected to credit terms in loan agreements. The loan agreement with the new banking syndicate does not contain any such restrictions.

III-27

NOTE 1.   SEGMENT REPORTING

Alfa Laval’s primary segments are the two divisions “Equipment” and “Process Technology”. The divisions are based on a split into a number of customer segments. The customer segments that belong to the Equipment division purchase products whereas the customer segments that belong to Process Technology purchase systems for the processing industry. The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service. The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

Divisional reporting

Presentation of divisions

Consolidated	Orders received
SEK in millions	2003	2002	2001
Equipment	8,069.9	8,092.6	8,557.9
Process Technology	5,990.6	6,488.1	7,026.9
Operations and other	84.8	94.1	96.1
Subtotal	14,145.3	14,674.8	15,680.9
Divested	—	—	213.0
Total	14,145.3	14,674.8	15,893.9

Consolidated	Order backlog
SEK in millions	2003	2002	2001
Equipment	1,598.9	1,564.5	1,648.3
Process Technology	2,398.0	2,752.6	2,654.7
Operations and other	24.2	23.0	9.5
Subtotal	4,021.1	4,340.1	4,312.5
Divested	—	—	1.0
Total	4,021.1	4,340.1	4,313.5

Consolidated	Net sales
SEK in millions	2003	2002	2001
Equipment	7,841.8	8,129.6	8,576.2
Process Technology	5,993.6	6,377.1	6,872.0
Operations and other	73.9	88.2	169.4
Subtotal	13,909.3	14,594.9	15,617.6
Divested	—	—	212.0
Total	13,909.3	14,594.9	15,829.6

III-28

Consolidated	Operating income

SEK in millions	2003	2002	2001
Equipment	1,010.9	1,098.8	1,083.6
Process Technology	351.5	537.5	472.7
Operations and other	(224.4)	(383.3)	(318.6)
Subtotal	1,138.0	1,253.0	1,237.7
Comparison distortion items	5.6	(29.2)	5.3
Divested	—	—	(9.2)
Total	1,143.6	1,223.8	1,233.8

Consolidated	Assets		Liabilities
SEK in millions	2003	2002	2003	2002
Equipment	4,529.7	4,392.6	1,318.3	1,085.6
Process Technology	3,791.4	4,160.3	1,019.9	1,142.3
Operations and other	4,129.7	4,738.0	1,687.8	1,983.9
Subtotal	12,450.8	13,290.9	4,026.0	4,211.8
Divested	—	—	—	—
Subtotal	12,450.8	13,290.9	4,026.0	4,211.8
Corporate	2,233.8	2,135.7	6,151.9	6,693.6
Total	14,684.6	15,426.6	10,177.9	10,905.4

Corporate refers to balance sheet items that are interest bearing or are related to taxes.

Consolidated	Investments
SEK in millions	2003	2002	2001
Equipment	25.1	24.8	31.5
Process Technology	33.4	33.7	38.0
Operations and other	200.0	218.2	205.4
Subtotal	258.5	276.7	274.9
Divested	—	—	—
Total	258.5	276.7	274.9

III-29

Consolidated	Depreciation
SEK in millions	2003	2002	2001
Equipment	236.6	250.5	261.9
Process Technology	224.0	236.2	248.6
Operations and other	326.6	351.3	395.2
Subtotal	787.2	838.0	905.8
Divested	—	—	6.4
Total	787.2	838.0	912.2

Reporting by geographical markets

Alfa Laval’s secondary segments are geographical markets. Countries with more than 10 percent of net sales, assets or investments are reported separately.

Presentation of geographical markets

Net sales

Consolidated	2003 SEK in millions	%	2002 SEK in millions	%	2001 SEK in millions	%
Customers in
Sweden	893.2	6.4%	835.1	5.7%	770.0	4.9%
Other EU	4,727.2	33.9%	4,953.0	33.9%	5,448.5	34.4%
Other Europe	1,567.8	11.3%	1,497.8	10.3%	1,426.0	9.0%
USA	2,159.0	15.5%	2,638.7	18.1%	2,815.7	17.8%
Other North America	315.0	2.3%	423.5	2.9%	347.3	2.2%
Latin America	553.6	4.0%	626.7	4.3%	728.0	4.6%
Africa	182.7	1.3%	69.6	0.5%	151.7	1.0%
Asia	3,252.7	23.4%	3,296.6	22.6%	3,835.3	24.2%
Oceania	258.1	1.9%	253.8	1.7%	307.2	1.9%
Total	13,909.3	100.0%	14,594.9	100.0%	15,829.6	100.0%

Assets

Consolidated	2003 SEK in millions	%	2002 SEK in millions	%	2001 SEK in millions	%

Sweden	2,251.8	15.3%	2,202.4	14.3%	2,303.1	13.1%
Denmark	1,578.8	10.8%	1,627.0	10.5%	1,516.4	8.6%
Other EU	3,931.6	26.8%	4,209.9	27.3%	4,764.6	27.0%
Other Europe	379.9	2.6%	440.3	2.9%	478.8	2.7%
USA	1,877.2	12.8%	2,208.7	14.3%	2,960.9	16.8%
Other North America	323.6	2.2%	247.2	1.6%	280.4	1.6%
Latin America	220.4	1.5%	237.4	1.5%	374.0	2.1%
Africa	14.2	0.1%	25.8	0.2%	14.5	0.1%
Asia	1,687.9	11.5%	1,924.9	12.5%	2,235.1	12.7%
Oceania	185.4	1.3%	167.3	1.1%	184.0	1.0%
Subtotal	12,450.8	84.9%	13,290.9	86.2%	15,111.8	85.7%
Corporate	2,233.8	15.2%	2,135.7	13.8%	2,524.9	14.3%
Total	14,684.6	100.1%	15,426.6	100.0%	17,636.7	100.0%

III-30

Investments

Consolidated	2003 SEK in millions	%	2002 SEK in millions	%	2001 SEK in millions	%

Sweden	85.4	32.9%	62.8	22.7%	76.5	27.8%
Denmark	39.0	15.1%	34.0	12.3%	35.6	13.0%
Other EU	57.2	22.1%	52.0	18.8%	58.6	21.3%
Other Europe	5.1	2.0%	11.5	4.2%	22.7	8.3%
USA	36.2	14.0%	84.8	30.6%	37.5	13.6%
Other North America	1.2	0.5%	1.9	0.7%	2.4	0.9%
Latin America	3.0	1.2%	2.2	0.8%	3.8	1.4%
Africa	0.7	0.3%	0.6	0.2%	0.6	0.2%
Asia	29.9	11.6%	26.0	9.4%	35.7	13.0%
Oceania	0.8	0.3%	0.9	0.3%	1.5	0.5%
Total	258.5	100.0%	276.7	100.0%	274.9	100.0%

Note 2.   Average number of employees - total

	Number of female employees			Total number of employees
Consolidated	2003	2002	2001	2003	2002	2001
Parent company	—	—	—	—	—	—
Subsidiaries in Sweden (8)	392	347	306	1,941	1,891	1,793
Total in Sweden (8)	392	347	306	1,941	1,891	1,793
Total abroad (80)	1,434	1,444	1,544	7,253	7,401	7,900
Total for the Group (88)	1,826	1,791	1,850	9,194	9,292	9,693

The figures in brackets in the text column state how many companies had employees as well as salaries and remunerations in 2003.

Note 2 Continued.   Average number of employees - in Sweden by municipality

Employees in Sweden	2003	2002	2001
Botkyrka	482	483	476
Eskilstuna	179	175	181
Göteborg	13	2	2
Lund	965	951	873
Malmö	3	3	3
Ronneby	234	240	215
Stockholm	3	3	10
Other municipalities*	62	34	33
Total	1,941	1,891	1,793

* Municipalities with less than 10 employees and employees at branch offices abroad.

III-31

Note 2 Continued.   Average number of employees - by country

	Number of female employees			Total number of employees
Consolidated	2003	2002	2001	2003	2002	2001
Argentina	8	6	20	35	31	37
Australia	19	21	22	66	72	84
Belgium	28	23	30	128	134	140
Brazil	21	23	27	104	111	122
Bulgaria	4	4	6	14	14	15
Canada	59	28	27	150	111	121
Chile	5	4	4	22	21	19
Colombia	5	2	2	12	10	10
Denmark	269	253	227	1,098	1,054	978
Estonia	2	2	2	4	4	5
Philippines	3	3	4	21	21	21
Finland	28	28	32	111	111	117
France	119	120	121	599	610	620
United Arab Emirates	7	7	8	50	49	48
Greece	5	12	13	11	34	37
Hong Kong	7	15	14	18	44	61
India	32	29	29	1,031	1,042	1,101
Indonesia	13	13	15	68	73	73
Iran	2	2	1	9	9	7
Italy	69	63	69	484	488	506
Japan	31	41	47	158	165	184
China	88	75	90	411	378	353
Korea	15	15	16	75	77	68
Latvia	5	4	4	8	7	7
Lithuania	4	4	3	4	4	4
Malaysia	25	24	19	70	68	72
Mexico	5	9	13	40	50	62
Netherlands	17	32	19	107	108	110
Norway	15	16	17	54	60	74
New Zeeland	4	6	7	27	32	34
Peru	6	6	6	23	26	30
Poland	24	25	29	117	123	122
Portugal	3	3	3	13	14	14
Romania	5	5	7	12	16	19
Russia	98	112	100	235	244	244
Switzerland	2	2	2	15	15	15
Singapore	21	21	21	48	46	49
Slovakia	1	1	1	9	11	9
Spain	31	33	32	202	210	218
UK *	53	55	80	334	344	519
Sweden	392	347	306	1,941	1,891	1,793
South Africa	9	9	9	37	38	39
Taiwan	12	12	12	32	32	32
Thailand	13	13	13	38	37	36
Czech Republic	14	13	14	59	58	54
Turkey	8	7	8	30	28	29

III-32

	Number of female employees			Total number of employees
Consolidated	2003	2002	2001	2003	2002	2001
Germany	51	56	64	256	256	347
Hungary	5	5	5	24	26	28
USA	154	172	222	742	849	966
Venezuela	4	4	4	17	15	17
Austria	6	6	4	21	21	23
Total for the Group	1,826	1,791	1,850	9,194	9,292	9,693

				0	1	21

* of which employed by the joint venture Rolls Laval

Note 2.   Continued.  Sick leave among Swedish employees

Sick leave in percent of total normal working hours for each category

Consolidated	2003
Sick leave for:
all employees	4.5%
all employees during 60 consecutive days or more	2.8%
female employees	6.0%
male employees	4.2%
employees at the age of 29 or younger	2.3%
employees between 30 and 49 years of age	4.1%
employees at the age of 50 or more	6.0%

Note 2.   Continued.  Distribution of men/women among managers

Consolidated	Number	2003 Male	Female
Board members (excluding deputies)	3	100.0%	0.0%
President and other executive officers	10	100.0%	0.0%
Managers in Sweden	226	85.8%	14.2%
Managers outside Sweden	724	86.9%	13.1%
Managers total	950	86.6%	13.4%
Employees in Sweden	1,941	79.8%	20.2%
Employees outside Sweden	7,253	80.2%	19.8%
Employees total	9,194	80.1%	19.9%

III-33

Note 3.   Salaries and remunerations – total

Consolidated SEK in millions	2003	2002	2001
Board of Directors, Presidents and Vice Presidents	120.8	133.8	141.0
of which, bonus	20.7	18.3	23.8
Other	2,887.3	2,815.9	3,062.7
Total salaries and remunerations	3,008.1	2,949.7	3,203.7
Social security costs	609.6	548.5	550.9
Pension costs, defined benefit plans	157.9	161.9	85.9
Pension costs, defined premium plans	206.1	222.8	267.7
Total costs of personnel	3,981.7	3,883.0	4,108.2

The Group’s pension costs and pension liabilities relating to the Board of Directors, presidents and vice presidents amounts to SEK 33.8 (46.8) (31.2) million and SEK 339.0 (346.9) (376.4) million respectively. SEK 201.3 (223.0) (246.1) million of the pension liabilities is covered by the Alfa Laval Pension Fund.

Chief Executive Officer/Managing Director

The Chief Executive Officer and Managing Director Sigge Haraldsson receives a remuneration of SEK 5,076,417 (5,098,854) (5,352,173), of which bonus was SEK - (-) (200,000) .The bonus refers to bonus paid during the year.

Sigge Haraldsson has an agreement on early retirement that gives him the option to enter into early retirement at his request from the age of 60 or to enter into early retirement at the request of the company from the age of 55. In a press release on January 27, 2004 Sigge Haraldsson communicated his intention to retire in accordance with the agreement in connection with his sixtieth birthday in October 2004. The agreement provides a pension level of 50 percent of the salary at the time of retirement if he enters into early retirement between the age of 55 and 58 and 70 percent of the salary if he enters into early retirement after the age of 58. At early retirement, the company maintains the payments of pension premiums as if the employment had lasted until the age of 65.

For the part of the salary that is above the ITP plan’s 30 price base amounts (one price base amount equals SEK 38,600), the old age pension after 65 is paid with 52.5 percent of the salary up to 80 price base amounts and above that with 32.5 percent and family pension with 16.25 percent of the salary. He has a special family pension that represents a life long supplement between the old age pension and the family pension according to ITP. During the year, Alfa Laval has recorded costs for pension premiums of SEK 4.9 (7.2) (7.3) million, of which SEK 1.7 (3.4) (3.4) million relates to premiums for early retirement that are paid during a short period of time. There is no separate agreement on severance pay.

Other executive officers

Other executive officers are the nine members of Group Management in addition to the Chief Executive Officer. Their remunerations amount to SEK 20.8 (21.3) (22.1) million, of which bonuses were SEK 4.5 (4.1) (2.7) million. The bonus refers to bonus paid during the year.

For these executive officers, early retirement can be offered from the age of 60. The agreement normally gives a pension level of 75 percent of the salary at the time of retirement up to 30 price base amounts and above that 50 percent of the salary. Old age pension after 65 and family pension according to ITP do also include the part of the salary above the ITP plan’s 30 price base amounts. They have a special family pension that represents a supplement between the old age pension and the family pension according to ITP. In addition to that they may exchange salary and bonus for a temporary old age and family pension.

III-34

Alfa Laval has made commitments for severance pay to a limited group of senior executives. The commitments are restricted to a maximum amount of two annual salaries. The commitments define the conditions that must be fulfilled in order for them to become valid.

DECISION PROCEDURES FOR REMUNERATIONS TO GROUP MANAGEMENT

The remunerations to the Chief Executive Officer/Managing Director and other members of Group Management are decided in the remunerations’ committee within the Board of Alfa Laval AB (publ).

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

Note 3 Continued.   Salaries and remunerations - by country

Consolidated	Board of Directors, Presidents and Vice Presidents			Other employees
SEK in millions	2003	2002	2001	2003	2002	2001
Argentina	0.6	0.5	1.1	2.8	3.6	10.1
Australia	2.7	2.6	2.4	20.2	19.9	21.6
Belgium	3.1	3.3	3.7	52.3	48.8	46.4
Brazil	1.3	1.1	1.4	13.0	16.4	22.2
Bulgaria	0.3	0.2	0.2	1.4	1.1	1.1
Canada	3.5	3.3	4.0	59.0	41.5	43.8
Chile	0.0	0.0	0.0	2.7	3.2	5.5
Colombia	0.5	0.4	0.5	0.9	0.9	1.0
Denmark	11.9	9.1	8.3	527.9	409.0	431.9
Estonia	0.0	0.0	0.0	0.2	0.5	0.7
Philippines	0.4	0.4	0.3	1.5	1.8	1.8
Finland	2.5	2.6	2.2	38.7	38.8	40.0
France	2.8	3.4	4.2	180.5	178.0	173.9
United Arab Emirates	1.2	1.7	1.4	10.5	14.5	13.6
Greece	0.0	0.0	0.0	3.8	10.6	10.6
Hong Kong	2.8	3.4	3.5	14.2	22.7	25.5
India	1.5	1.2	1.2	36.4	39.7	39.7
Indonesia	0.6	0.5	0.5	4.3	4.6	4.5
Iran	0.0	0.0	0.0	6.5	4.1	3.6
Italy	3.1	4.5	4.1	133.4	125.2	134.3
Japan	6.9	8.8	8.4	77.3	84.9	115.2
China	0.0	0.0	0.0	28.7	21.6	19.9
Korea	1.3	1.0	0.8	19.4	19.9	18.9
Latvia	0.5	0.4	0.4	1.0	1.0	0.9
Lithuania	0.0	0.0	0.0	0.7	0.7	0.7
Malaysia	1.4	1.5	1.4	9.3	10.5	11.9
Mexico	1.5	1.7	5.4	8.8	11.1	13.0
Netherlands	2.6	2.3	2.1	45.9	46.4	46.0
Norway	1.6	1.3	1.3	29.3	36.4	37.3
New Zeeland	0.6	0.4	0.0	6.6	7.7	8.4

III-35

Consolidated	Board of Directors, Presidents and Vice Presidents			Other employees
SEK in millions	2003	2002	2001	2003	2002	2001
Peru	0.6	1.1	1.1	2.9	3.7	6.1
Poland	2.4	4.0	3.7	11.9	14.1	15.0
Portugal	0.4	1.8	1.8	3.3	3.2	3.0
Romania	0.0	0.0	0.0	1.6	2.3	2.5
Russia	0.0	1.4	1.3	24.3	25.8	27.6
Switzerland	1.5	1.9	1.7	10.3	10.5	9.9
Singapore	1.4	1.4	1.8	10.3	11.8	11.2
Slovakia	0.0	0.1	0.0	1.1	1.2	1.4
Spain	1.8	1.8	1.1	67.4	64.0	69.5
UK	0.0	4.8	6.0	114.9	124.7	176.8
Sweden	22.5	21.6	27.6	715.7	676.4	629.6
South Africa	1.6	0.6	0.6	7.4	6.0	6.7
Taiwan	0.7	0.9	0.9	6.6	7.9	8.9
Thailand	1.1	1.3	1.1	3.9	4.4	4.5
Czech Republic	0.7	0.8	0.7	7.1	7.0	5.9
Turkey	1.4	1.1	0.9	6.6	5.1	4.7
Germany	7.3	13.9	11.8	136.3	133.7	168.5
Hungary	0.8	0.7	0.5	2.9	3.4	3.2
USA	20.4	17.0	17.5	404.0	475.6	591.8
Venezuela	0.0	0.0	0.0	2.5	2.0	2.3
Austria	1.0	1.7	1.7	9.1	8.2	9.2
Total for the Group	120.8	133.8	141.0	2,887.3	2,815.9	3,062.7

Note 4.   Information on auditors’ fee

During 2000 quotations were taken in from four of the large international audit firms. After a selection process, Ernst & Young were given the assignment to be the Group’s auditors as of year 2000 and four years ahead. Ernst & Young were already the Group’s main auditors and audited the consolidated Group and most of the subsidiaries.

At the beginning of 2004, new quotations were taken in from four of the large international audit firms. The purpose with the selection process is to assign the auditors for the Group for the coming four years.

Fees and expense compensation

Consolidated SEK in millions		2003	2002	2001

Audit
	Ernst & Young	10.9	12.7	10.2
	Other audit firms	1.1	1.1	2.7
	Total	12.0	13.8	12.9

Other projects
	Ernst & Young	2.7	2.8	7.2
	Other audit firms	4.8	6.6	5.3
	Total	7.5	9.4	12.5

III-36

An audit includes examining the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. It also includes an examination in order to give an opinion on the Board’s discharge from liability. All other assignments are defined as other projects.

Note 5.   Advertising costs

Advertising costs have amounted to SEK 47.3 (40.0) (53.9) million. These refer to costs for advertisements in newspapers and technical press, participation in trade fairs, brochures and for year 2001 the building of the Alfa Laval trademark and the new logotype.

Note 6.   Comparison distortion items

Consolidated SEK in millions	2003	2002	2001
Sale of real estate	5.6	(43.2)	(4.7)
Sale of Industrial Flow	—	14.0	10.0
Total	5.6	(29.2)	5.3

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. In connection with the construction of a new headquarter building in Lund a piece of land was sold to the new landlord for SEK 3.8 million with a realised gain of  SEK 2.0 million.

The sale of the property in Warminster, the United States was completed in March 2002 at a price of SEK 62.1 million and with a realised loss of SEK -43.2 million.

During 2001 the following properties were sold. The real estate in Johannesburg in South Africa was divested in May. The sales price was SEK 13.6 million resulting in a realised loss of SEK -0.3 million. The sale of the real estate in Glinde in Germany was completed in October for a price of SEK 196.4 million, with a realised loss of SEK -8.3 million. In addition, some smaller properties in Spain and Sweden and one condominium in Sweden were sold for a total of SEK 14.2 million, with a realised gain of SEK 3.9 million.

The divestment of the operation called Industrial Flow was made on April 2, 2001. The sales price was SEK 330.6 million. In the annual report for 2001, a realised gain of  SEK 10.0 million was recognised. A few activities remained before the divestment could be completed. During September 2002 a final settlement was made with the buyer, resulting in an increase of the realised gain by SEK 14.0 million.

Note 7.   Depreciation by function

Consolidated SEK in millions	2003	2002	2001
Cost of goods sold	(455.9)	(478.0)	(499.8)
Sales	(50.8)	(60.1)	(68.7)
Administration	(72.8)	(97.9)	(145.3)
Research and development	(7.2)	(7.5)	(8.6)
Other income and costs	(9.2)	(6.8)	(11.8)
Goodwill	(191.3)	(187.7)	(178.0)
Total	(787.2)	(838.0)	(912.2)

III-37

Note 8.   Depreciation by type of assets

Consolidated SEK in millions	2003	2002	2001
Goodwill	(191.3)	(187.7)	(178.0)
Patents, trademarks, etc.	(204.7)	(208.3)	(214.6)
Machinery and equipment	(316.1)	(351.4)	(403.6)
Financial leasing machinery and equipment	(4.7)	(7.8)	(10.9)
Buildings and ground installations	(70.4)	(82.8)	(105.1)
Total	(787.2)	(838.0)	(912.2)

Note 9.   Result from other securities and receivables accounted for as fixed assets

Consolidated SEK in millions	2003	2002	2001
Dividends from other	6.9	7.8	9.6
Total	6.9	7.8	9.6

Note 10.   Interest income/costs and similar result items

Consolidated SEK in millions	2003	2002	2001
Interest income
Financial leasing
External companies	0.8	0.2	0.0
Other interest
External companies	132.9	139.5	108.0
Exchange gains
Unrealised	42.6	46.3	76.9
Realised	91.2	136.7	53.0
Total	267.5	322.7	238.0

Interest costs
Financial leasing
External companies	(1.4)	(2.7)	(1.7)
Other interest
External companies	(404.8)	(644.2)	(831.4)
Exchange loss
Unrealised	(101.7)	(26.0)	(244.8)
Realised	(93.4)	(130.6)	(30.4)
Total	(601.3)	(803.5)	(1,108.3)

In the Group, reported net exchange differences of SEK 194.8 (164.9) (-105.5) million relating to debts in foreign currencies have been charged to unrestricted equity. These debts finance the acquisition of shares in foreign subsidiaries and act as a hedge to the acquired net assets. Since 2003 the amount is charged with tax, due to the estimated absorption of tax losses in Sweden, resulting in a net after tax equity impact of SEK 140.3 million. In the parent company, the exchange differences are taken to the income statement.

III-38

Note 11.   Minority interest

The minority share in subsidiaries’ result and minority interests in the balance sheet relate to four subsidiaries in India and Russia where minority owners exist.

Note 12.   Taxes on this year’s result and other taxes for the Group

Consolidated SEK in millions	2003	2002	2001

The major components of the Group’s tax costs
Current tax cost	(341.6)	(336.0)	(396.9)
Adjustment for current taxes on prior periods	38.1	72.1	84.8
Deferred tax costs/income on changes in temporary differences	153.3	95.0	374.6
Deferred tax costs/income on changes in tax rates or new taxes	(14.0)	3.4	12.0
Tax income from previously unrecognised tax losses or tax
credits on temporary differences of prior periods	40.4	6.0	1.3
Deferred tax income from previously unrecognised tax losses or
tax credits on temporary differences of prior periods	26.1	0.3	0.7
Deferred tax cost from the write down or reversal of a previous
write down of a deferred tax asset	(17.0)	(26.5)	(15.6)
Other taxes	(19.8)	(32.6)	(34.6)
Total tax cost	(134.5)	(218.3)	26.3

The difference between the tax costs of the Group and the tax cost based upon applicable tax rates, can be explained as follows:

Consolidated SEK in millions	2003	2002	2001

Result before minority interests and tax	816.7	460.1	373.1
Tax according to applicable tax rates	(194.7)	(133.6)	(14.6)

Tax effect of:
Non-deductible effect of depreciation of goodwill	(63.1)	(61.9)	(58.7)
Equity hedge (tax effect not booked prior to 2003)	—	(46.2)	29.5
Non-deductible costs	(26.8)	(127.1)	(198.7)
Non-taxable income	44.0	131.4	119.8
Differences between reported official depreciation
and depreciation according to tax rules	(16.0)	(7.2)	(7.4)
Differences between reported other official appropriations
and other appropriations according to tax rules	(50.8)	(40.7)	12.1
Tax losses and tax credits	154.6	2.8	42.5
Other	(19.8)	(7.9)	17.0
Adjustment for current tax on prior periods	38.1	72.1	84.8
Total tax costs	(134.5)	(218.3)	26.3

Since 2003 the equity hedge is charged with tax, due to the estimated absorption of tax losses in Sweden. For 2002 and earlier this means that the tax effect calculated on result before minority interests and tax has been adjusted. Non-deductible costs are referring to a large number of different items. Tax losses and tax credits for 2003 are referring to used tax losses in Sweden.

III-39

Temporary differences exist when there is a difference between the book value and the tax base of assets and liabilities. The Group’s temporary differences have resulted in a deferred tax asset or a deferred tax liability relating to the following assets and liabilities:

Consolidated	2003 Deferred tax		2002 Deferred tax
SEK in millions	asset	liability	asset	liability
Intangible assets	51.3	338.3	71.5	422.3
Tangible assets	45.8	404.9	10.0	471.1
Inventory	79.5	18.0	44.4	27.7
Other current assets	3.7	1.2	11.3	2.5
Financial assets	—	—	4.5	—
Short term liabilities	332.8	65.4	373.9	40.8
Tax losses and tax credits *	8.0	—	19.3	—
Other	2.9	40.8	11.5	38.2
Subtotal	524.0	868.6	546.4	1,002.6

Possible to net	(51.6)	(51.6)	(12.3)	(12.3)
Total deferred taxes	472.4	817.0	534.1	990.3

* The Group has reported a deferred tax asset on unused tax losses and tax grants of SEK 25.0 (61.4) million. These unused tax losses and tax grants are essentially not restricted in time.

In the Group there are temporary differences and unused tax losses and tax credits of SEK 1,317.4 (2,197.1) million that have not resulted in corresponding deferred tax assets, since these are not likely to be used.

The Group’s normal effective tax rate is approximately 33 (33) percent based on taxable result, and it is calculated as a weighted average based on each subsidiary’s part of the result before tax. Due to the large tax losses the actual tax rate was 13.5 percent during 2003.

III-40

The nominal tax rate has changed in the following countries during 2003 to 2001.

	Tax rates in percentage
Consolidated	2003	2002	2001
India	37	37	36
Iran	40	40	12
Singapore	22	22	25
France	35	35	34
Greece	35	35	38
Italy	38	38	40
Chile	16	16	15
China	11	11	3
Korea	29	29	28
United Arab Emirates	0	7	4
Switzerland	24	24	28
Turkey	30	28	33
Russia	24	24	35
Latvia	22	22	25
Lithuania	15	15	24
Canada	37	39	35
Peru	27	25	25
Belgium	34	40	40
Bulgaria	24	20	20
Slovakia	25	29	29
Czech Republic	28	31	31
Poland	19	28	28

Note 13.   Goodwill and step-up values related to the acquisition on August 24, 2000

When Industri Kapital acquired the Alfa Laval Group from Tetra Laval on August 24, 2000, the acquisition value for the shares was SEK 8,213.8 million. Below is shown a summary of the goodwill and the group step-up or step down values that the acquisition resulted in per type of asset at August 24, 2000 and at December 31, 2003. The goodwill is amortised over 20 years. The corresponding presentation by asset type is found in Notes 14 and 15.

III-41

	Allocated August 24 2000	Alfa Laval Special Finance 2003
Consolidated SEK in millions		Opening balance	Acquired	Realised	Planned amortisation	Translation difference	Closing balance
Buildings	1,058.5	604.8	0.9	(0.1)	(26.0)	(25.8)	553.8
Land and land improvements	(228.4)	(129.9)	—	(0.7)	—	20.4	(110.2)
Machinery	548.3	443.7	—	—	(56.7)	(17.2)	369.8
Equipment	452.1	361.2	—	—	(29.3)	(21.0)	310.9
Construction in progress	15.9	—	—	—	—	—	—
Inventory	340.2	—	—	—	—	—	—
Patent and trademarks	461.3	408.3	22.3	—	(22.3)	(30.1)	378.2
Technology	1,279.8	891.9	—	—	(168.5)	(40.3)	683.1
Research and development	53.6	—	—	—	—	—	—
Capital gain (Industrial Flow)	41.8	—	—	—	—	—	—
Subtotal step-up values	4,023.1	2,580.0	23.2	(0.8)	(302.8)	(114.0)	2,185.6
Goodwill	3,276.6	3,369.0	7.6	—	(184.8)	(234.0)	2,957.8

Goodwill related to the acquisition of
Toftejorg		—	33.0	—	(3.3)	(0.4)	29.3
bioKinetics		—	121.3	—	(3.2)	(6.7)	111.4
Subtotal goodwill		3,369.0	161.9	—	(191.3)	(241.1)	3,098.5
Total	7,299.7	5,949.0	185.1	(0.8)	(494.1)	(355.1)	5,284.1

For assets sold, net gains or losses are recognised on the costs basis including any related step-up value. Construction in process was transferred to machinery in 2001.

In connection with the IPO in 2002 an additional purchase price of EUR 40.0 million, corresponding to SEK 367.5 million, was paid to Tetra Laval BV for the original acquisition on August 24, 2000 of the former Alfa Laval Holding AB Group. This has been reported entirely as goodwill in the Group and is amortised over the same period as the original acquisition. As the acquisition of 13,1 percent of Alfa Laval (India) Ltd was contingent on the change of ownership on August 24, 2000, the resulting goodwill is presented together with the goodwill that appeared at the acquisition on August 24, 2000.

The difference between the purchase price paid and the net assets acquired in Toftejorg is SEK 33.9 million. SEK 0.9 million of this has been allocated to a property in the US, while the residual SEK 33.0 million has been allocated to goodwill. The goodwill is amortised over 10 years.

The difference between the purchase price paid and the net assets acquired in bioKinetics is SEK 143.6 million. SEK 22.3 million of this has been allocated to patents and un-patented know-how, while the residual SEK 121.3 million has been allocated to goodwill. The goodwill is amortised over 10 years.

The remaining increase of SEK 7.6 million in goodwill is related to the acquisition of Danish Separation Systems A/S in 2002.

There is no deferred tax liability calculated on the goodwill. The deferred tax liability on the other step-up values is SEK 686.3 (826.7) million.

III-42

Note 14.   Intangible fixed assets

Consolidated SEK in millions	2003	2002
Concessions, patents, licenses, trademarks and similar rights
Opening balance, accumulated acquisition values	2,132.8	1,993.8
Purchases	5.0	0.6
Acquisition of businesses	22.3	0.0
Sales/disposals	0.0	(2.4)
Reclassifications	0.0	(13.5)
Step-up values, patents and trademarks	21.0	—
Translation difference for the year	(104.4)	154.3
Closing balance, accumulated acquisition values	2,076.7	2,132.8

Opening balance, accumulated depreciation	(799.2)	(353.8)
Sales/disposals	0.0	2.4
Reclassifications	0.0	10.8
Depreciation of step-up value, patent & trademarks	(22.3)	(24.1)
Depreciation of step-up value, technology	(168.5)	(177.2)
Depreciation for the year	(13.8)	(6.9)
Translation difference for the year	27.9	(250.4)
Closing balance, accumulated depreciation	(975.9)	(799.2)

Closing balance, net book value	1,100.8	1,333.6
Goodwill
Opening balance, accumulated acquisition values	3,768.6	3,611.7
Goodwill in connection with acquisition of businesses	161.9	102.4
Additional purchase price	0.0	367.5
Translation difference for the year	(276.7)	(313.0)
Closing balance, accumulated acquisition values	3,653.8	3,768.6

Opening balance, accumulated depreciation	(399.6)	(238.8)
Depreciation for the year	(191.3)	(187.7)
Translation difference for the year	35.6	26.9
Closing balance, accumulated depreciation	(555.3)	(399.6)

Closing balance, net book value	3,098.5	3,369.0
Renting rights and similar rights
Opening balance, accumulated acquisition values	1.1	0.6
Purchases	0.1	0.1
Reclassifications	0.0	0.4
Translation difference for the year	0.0	0.0
Closing balance, accumulated acquisition values	1.2	1.1

Opening balance, accumulated depreciation	(0.4)	(0.2)
Reclassifications	0.0	(0.2)
Depreciation for the year	(0.1)	(0.1)
Translation difference for the year	0.0	0.1
Closing balance, accumulated depreciation	(0.5)	(0.4)

Closing balance, net book value	0.7	0.7

III-43

Note 15.   Property, plant and equipment

Consolidated SEK in millions	2003	2002
Real estate
Opening balance, accumulated acquisition values	1,971.2	2,305.0
Purchases	13.6	12.0
Acquisition of businesses	9.0	17.9
Sales/disposal	(46.3)	(158.5)
Reclassifications	29.8	29.1
Realisation of step-up values due to sale	(0.8)	8.5
Translation difference for the year	(147.9)	(242.8)
Closing balance, accumulated acquisition values	1,828.6	1,971.2

Opening balance, accumulated depreciation	(750.7)	(916.0)
Sales/disposals	6.6	75.6
Acquisition of businesses	(2.3)	(1.3)
Reclassifications	(3.9)	47.7
Depreciation of step-up value	(26.0)	(27.5)
Depreciation for the year	(43.6)	(54.6)
Translation difference for the year	74.5	125.4
Closing balance, accumulated depreciation	(745.4)	(750.7)

Opening balance, accumulated revaluations, net	89.4	90.0
Reclassifications	(0.6)	0.0
Revaluation for the year	0.0	0.1
Depreciation for the year on revaluations	(0.8)	(0.7)
Closing balance, accumulated revaluations, net	88.0	89.4

Closing balance, net book value	1,171.2	1,309.9

Machinery and other technical installations
Opening balance, accumulated acquisition values	2,611.6	2,828.1
Purchases	85.1	97.6
Acquisition of businesses	14.1	6.6
Sales/disposal	(40.4)	(157.0)
Reclassifications	(10.4)	56.9
Translation difference for the year	(159.2)	(220.6)
Closing balance, accumulated acquisition values	2,500.8	2,611.6

Opening balance, accumulated depreciation	(1,628.5)	(1,690.3)
Sales/disposals	37.4	132.2
Acquisition of businesses	0.0	(2.5)
Reclassifications	8.2	(27.6)
Depreciation of step-up value	(56.7)	(59.0)
Depreciation for the year	(116.1)	(130.2)
Translation difference for the year	110.4	148.9
Closing balance, accumulated depreciation	(1,645.3)	(1,628.5)

Closing balance, net book value	855.5	983.1

III-44

Consolidated SEK in millions	2003	2002
Equipment, tools and installations
Opening balance, accumulated acquisition values	2,024.6	2,288.1
Purchases	71.9	71.6
Acquisition of businesses	25.2	3.9
Sales/disposal	(71.6)	(150.3)
Reclassifications	26.2	(59.6)
Translation difference for the year	(107.2)	(129.1)
Closing balance, accumulated acquisition values	1,969.1	2,024.6

Opening balance, accumulated depreciation	(1,317.3)	(1,411.4)
Sales/disposals	67.2	127.4
Acquisition of businesses	(11.7)	(2.1)
Reclassifications	5.8	47.6
Depreciation of step-up value	(29.3)	(31.3)
Depreciation for the year	(113.7)	(130.5)
Translation difference for the year	74.0	83.0
Closing balance, accumulated depreciation	(1,325.0)	(1,317.3)

Opening balance, accumulated revaluations, net	15.9	16.9
Sales/disposals	(1.3)	(0.2)
Reclassifications	(0.2)	(0.5)
Revaluation for the year	0.1	0.1
Depreciation for the year on revaluations	(0.3)	(0.4)
Closing balance, accumulated revaluations, net	14.2	15.9

Closing balance, net book value	658.3	723.2

Construction in progress and advances to suppliers concerning property, plant and equipment
Opening balance, accumulated acquisition values	40.8	57.9
Purchases	76.1	93.7
Sales/disposal	(0.2)	(1.2)
Reclassifications	(52.5)	(103.9)
Translation difference for the year	(6.0)	(5.7)
Closing balance, accumulated acquisition values	58.2	40.8

Closing balance, net book value	58.2	40.8

III-45

Consolidated SEK in millions	2003	2002
Leased machinery
Opening balance, accumulated acquisition values	14.1	13.2
Purchases	0.0	0.2
Acquisition of businesses	0.0	7.2
Sales/disposal	(5.6)	(6.2)
Translation difference for the year	(0.2)	(0.3)
Closing balance, accumulated acquisition values	8.3	14.1

Opening balance, accumulated depreciation	(7.1)	(4.4)
Sales/disposals	3.1	3.3
Acquisition of businesses	0.0	(3.1)
Depreciation for the year	(1.4)	(3.0)
Translation difference for the year	0.1	0.1
Closing balance, accumulated depreciation	(5.3)	(7.1)

Closing balance, net book value	3.0	7.0

Leased equipment, tools and installations
Opening balance, accumulated acquisition values	44.7	58.8
Purchases	6.7	0.9
Acquisition of businesses	0.6	0.0
Sales/disposal	(10.5)	(11.2)
Reclassifications	(15.3)	0.2
Translation difference for the year	(3.6)	(4.0)
Closing balance, accumulated acquisition values	22.6	44.7

Opening balance, accumulated depreciation	(25.9)	(37.1)
Sales/disposals	9.1	8.8
Acquisition of businesses	(0.2)	0.0
Reclassifications	6.5	4.4
Depreciation for the year	(3.3)	(4.8)
Translation difference for the year	1.5	2.8
Closing balance, accumulated depreciation	(12.3)	(25.9)

Closing balance, net book value	10.3	18.8

Leased machinery, equipment and real estate relate to fixed assets which are leased and where the leasing agreement has been considered to be a financial lease. These financial leases are capitalised in the balance sheet.

The tax assessment value of the Swedish real estate at December 31, 2003 amounted to SEK 124.5 (122.6) million, out of which SEK 47.2 (47.2) million referred to land and land improvements and SEK 77.3 (75.4) million buildings. The book values of the Swedish real estate amounted to SEK 72.6 (57.2) million, out of which land and land improvements were SEK 18.7 (9.1) million and buildings were SEK 53.9 (48.1) million.

III-46

Note 16.   Financial long-term assets

Consolidated SEK in millions	2003	2002
Shares in subsidiaries	—	—
Shares in other companies	22.5	53.1
Total	22.5	53.1

Specification of shares in subsidiaries

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions

Alfa Laval Special Finance AB	556587-8062	Lund		100	4,460.9
Alfa Laval Holding AB	556025-2792	Lund		100	0.0

Alfa Laval Holding AB	556025-2792	Lund	12,500,000	100	0.0
Alfa Laval NV		Maarssen	227,754	100	0.0
Alfa Laval Inc		Newmarket	1,000,000	67	0.0
Alfa Laval S.A. DE C.V.		Tlalnepantla	45,057,057	100	0.0
Alfa Laval S.A.		San Isidro	699	100	0.0
Alfa Laval Ltda		Sao Paulo		100	0.0
Roston do Brasil Ltda		Sao Paulo	5,249	100	0.0
Alfa Laval S.A.C.I.		Santiago	2,735	100	0.0
Alfa Laval S.A.		Bogota	12,195	100	0.0
Alfa Laval S.A.		Lima	4,346,832	100	0.0
Alfa Laval Venezolana S.A.		Caracas	10,000	100	0.0
Alfa Laval Oilfield C.A.		Caracas	203	81	0.0
Alfa Laval Phe Co Ltd		Jiang Yin		100	0.0
Alfa Laval Flow Equipment (Kunshan) Co Ltd		Jiangsu		100	0.0
Alfa Laval (Shanghai) Technologies Co Ltd		Shanghai		100	0.0
Alfa Laval Taiwan Ltd		Taipei	1,499,994	100	0.0
Alfa Laval (Hong Kong) Ltd		Hong Kong	79,999	100	0.0
Alfa Laval (China) Ltd		Hong Kong	9,999	100	0.0
PT Alfa Laval Separatama		Jakarta	1,000	80	0.0
Alfa Laval Iran Ltd		Teheran	2,199	100	0.0
Alfa Laval KK		Tokyo	1,200,000	100	0.0
Alfa Laval Industry (PVT) Ltd		Lahore	119,110	100	0.0
Alfa Laval Philippines Inc		Makati	72,000	100	0.0
Alfa Laval Singapore Pte Ltd		Singapore	5,000,000	100	0.0
Alfa Laval (Thailand) Ltd		Bangkok	792,000	100	0.0
Alfa Laval Middle East Ltd		Nicosia	40,000	100	0.0
Alfa Laval Benelux NV/SA		Brussels	33,811	100	0.0
Alfa Laval Slovakia S.R.O.		Bratislava		1	0.0
Cetetherm SR spol S.R.O.		Liptovsky Mikulas		15	0.0
Alfa Laval Spol S.R.O.		Hradec Kralove		20	0.0
Cetetherm S.R.O.		Prague		5	0.0
Alfa Laval Denmark Holding A/S		Kolding		100	0.0
Alfa Laval Kolding A/S		Kolding	100,000	100	0.0
Alfa Laval Nordic A/S		Rödovre	1	100	0.0

III-47

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions

Alfa Laval Copenhagen A/S		Söborg	1	100	0.0
Alfa Laval Nakskov A/S		Nakskov	1	100	0.0
Alfa Laval Tank Equipment A/S		Ishoej	1	100	0.0
Alfa Laval Tank Equipment AB		Gothenburg	100,000	100	0.0
Gunclean Toftejorg Pte Ltd		Singapore	300,000	100	0.0
Alfa Laval Ltd		Sofia	100	100	0.0
Alfa Laval Nordic OY		Espoo	20,000	100	0.0
Cetetherm OY		Tuusula	5,000	100	0.0
Alfa Laval Nederland B.V.		Maarssen	10,000	100	0.0
Alfa Laval Benelux B.V.		Maarssen	1,475	100	0.0
Alfa Laval Merco B.V.		Hoofddorp	1,475	100	0.0
Alfa Laval Holding A/S		Oslo	520,000	100	0.0
Alfa Laval Nordic A/S		Oslo	10,000	100	0.0
Alfa Laval Tank Equipment AS		Billingstad	7,500	100	0.0
CTC Ronneby AB	556092-3194	Ronneby	138,000	100	0.0
Alfa Laval ExCell AB	556306-2404	Skogstorp	2,500	100	0.0
Alfa Laval Nordic AB	556243-2061	Tumba	1,000	100	0.0
Cetetherm AB	556058-3162	Ronneby	20,000	100	0.0
Alfa Laval Corporate AB	556007-7785	Lund	13,920,000	100	0.0
Alfa Laval (India) Ltd		Poona	9,261,889	64	0.0
Skansen Engineering & Consultancy Co Ltd		Poona	50,000	64	0.0
Alfa Laval Korea Ltd		Seoul	3,640,000	100	0.0
Alfa Laval (Malaysia) Sdn Bhd		Shah Alam	10,000	100	0.0
Mosgormash Alfa Laval Moloko		Moscow	55	0.0
Alfa Laval Oilfield C.A.		Caracas	47	19	0.0
Alfa Laval Treasury International AB	556432-2484	Lund	50,000	100	0.0
Alfa Laval Europe AB	556128-7847	Lund	500	100	0.0
Alfa Laval Lund AB	556016-8642	Lund	100	100	0.0
Alfa Laval International Engineering AB	556039-8934	Lund	4,500	100	0.0
Alfa Laval Tumba AB	556021-3893	Tumba	1,000	100	0.0
Bitec Enterprise AG		Volketswil	97,900	100	0.0
Alfa Laval Dis Ticaret Ltd Sti		Istanbul	27,001,755	99	0.0
OÜ Cetetherm		Tallinn	100	100	0.0
Alfa Laval SIA		Riga	125	100	0.0
SIA Cetetherm		Riga	200	100	0.0
Alfa Laval UAB Ltd		Vilnius	2,009	100	0.0
UAB Cetetherm		Vilnius	100	100	0.0
Alfa Laval Australia Pty Ltd		Homebush	2,088,076	100	0.0
Alfa Laval Pty Ltd		Homebush	3,500,000	100	0.0
Alfa Laval New Zealand Ltd		Hamilton	1,000	100	0.0
Alfa Laval Holding BV		Maarssen	70,000,000	100	0.0
Alfa Laval (Pty) Ltd		Isando	2,000	100	0.0
Alfa Laval Slovakia S.R.O.		Bratislava		99	0.0
Cetetherm SR spol S.R.O.		Liptovsky Mikulas		85	0.0
Alfa Laval Spol S.R.O.		Hradec Kralove		80	0.0
Cetetherm S.R.O.		Prague		95	0.0
Alfa Laval France SAS		Les Clayes	920,000	100	0.0
Alfa Laval SAS		Les Clayes	560,000	100	0.0
Alfa Laval Moatti SNC		Les Clayes	24,000	100	0.0
Alfa Laval Spiral SNC		Nevers	79,999	100	0.0

III-48

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions

MCD SAS		Guny	71,300	100	0.0
Alfa Laval Vicarb SAS		Grenoble	200,000	100	0.0
Canada Inc		Newmarket	480,000	100	0.0
Alfa Laval Inc		Newmarket	481,600	33	0.0
SCI du Companil		Grenoble	32,165	100	0.0
Cetetherm SA		Lyon	150,000	100	0.0
Alfa Laval Holding GmbH		Glinde	100	0.0
Alfa Laval Mid Europe GmbH		Wiener Neudorf		100	0.0
Alfa Laval Mid Europe GmbH		Glinde	1	100	0.0
Alfa Laval Tank Equipment GmbH		Glinde	1	100	0.0
Cetetherm Wärmetauschersysteme GmbH		Glinde	1	100	0.0
Alfa Laval Mid Europe AG		Dietlikon	647	100	0.0
Alfa Laval AEBE		Holargos	10,000	100	0.0
Alfa Laval Kft		Budapest	1	100	0.0
Cetetherm - Vicarb Hungary Kft		Budapest	100	0.0
Alfa Laval SpA		Monza	1,930,500	99	0.0
Alfa Laval Polska Sp.z.o.o.		Warsaw	6,862	100	0.0
Cetetherm Polska Sp.z.o.o.		Warsaw		100	0.0
Wytwornia Separator Krakow Sp.z.o.o.		Krakow		100	0.0
Alfa Laval (Portugal) Ltd		Linda-A-Velha		1	0.0
Alfa Laval SRL		Bucharest	61,435	100	0.0
Alfa Laval Iberia SA		Madrid		100	0.0
Alfa Laval (Portugal) Ltd		Linda-A-Velha	1	99	0.0
Alfa Laval Dis Ticaret Ltd Sti		Istanbul	1	1	0.0
Alfa Laval Holdings Ltd		Camberley	28,107,000	100	0.0
Alfa Laval 2000		Camberley	28,106	100	0.0
Alfa Laval Ltd		Camberley	12,710,000	100	0.0
Alfa Laval Finance Co Ltd		Camberley	856,000	100	0.0
Alfa Laval Oilfield Ltd		Aberdeen	500,000	100	0.0
Alfa Laval Flow Ltd		Sutton Coldfield	100	100	0.0
Alfa Laval Pumps Ltd		Eastbourne	100	100	0.0
Alfa Laval Thermal Ltd		Camberley	1,000	100	0.0
Alfa Laval Separation Ltd		Camberley	375,000	100	0.0
Rolls Laval Heat Exchangers Ltd		Wolverhampton	5,000	50	0.0
Toftejorg Ltd		Camberley	50,000	100	0.0
Alfa Laval USA inc		Kenosha		100	0.0
Alfa Laval US Holding Inc		Kenosha	180	100	0.0
Alfa Laval Inc		Kenosha	44,000	100	0.0
Tri-Lad Inc		Brantford	4,000	100	0.0
BioKinetics Inc		Philadelphia	100	100	0.0
Kinetics Modular Systems Inc		Toronto	1,800	100	0.0
Kinetics Engineering P C		Durham	100	100	0.0
Hynetics Inc		Logan	50	0.0
Alfa Laval US Treasury Inc		Kenosha	1,000	100	0.0
AO Alfa Laval Potok		Koroljov	31,057,529	100	0.0
OÜ Alfa Laval		Tallinn	1	100	0.0
Gigantissimo 2444 AB				50	0.0
Alfa Laval SpA		Monza		1	0.0
Total					4,460.9

III-49

Specification of shares in other companies

Company name	Domicile	Number of shares	Share of capital %	Book value SEK in thousands

Alfa Laval (India) Ltd
Mutual funds Investment	India	9,747,743		16,719.3
Alfa Laval KK
Namura Zosen	Japan	5,000		47.5
Cyugairo	Japan	5,250		33.9
Orugano	Japan	769		6.8
Sasebo Heavy Ind.	Japan	10,000		47.5
Asahi Denka	Japan	8,618		406.9
Alfa Laval Philippines Inc
Philippine Long Distance Telephone	Philippines	820		10.7
Alfa Laval Copenhagen A/S
Green City Denmark A/S	Denmark	1		19.5
Alfa Laval France SAS
SEMACLA	France	10		9.1
Alfa Laval Vicarb SAS
SAEM SMD	France	17	0.85	27.2
Cetetherm SA
Credit Mutuel	France	2		9.1
Thermothec	France	9,130		1,260.1
Point Piscine	France	210		27.2
Alfa Laval Nordic A/S
Storebrand	Norway	7,629		0.0
Alfa Laval NV
DeSmet Engineering & Contractors S.A.	Netherlands	9,999	10	3,045.9
Dalian Haven Automation Co Ltd	Hong Kong	102	42.5	806.9
Cetetherm AB
Stiftelsen VTC Syd	Sweden	—		10.0
VVS-Fabrikanternas Råd	Sweden	—		1.5
AO Alfa Laval Potok
Unicombank	Russia	800	1.6	14.6
MAX	Russia	100	0.25	7.3
Alfa Laval Corporate AB
European Development Capital
Corporation (EDCC) N.V.	Curacao	36,129
Multiprogress	Hungary	100	3.18
Kurose Chemical Equipment Ltd	Japan	180,000	11.25
Poljopriveda	Yugoslavia
Tecnica Argo-Industrial S.A.	Mexico	490	49.00
Adela Investment Co S.A. (preference)	Luxembourg	1,911	0.30
Adela Investment Co S.A.	Luxembourg	1,911	0.30
Mas Dairies Ltd	Pakistan	125,000	5.00
Total				22,511.0

III-50

Note 17.   Inventories

Consolidated SEK in millions	2003	2002
Raw materials and consumables	654.5	694.4
Work in progress	592.3	655.2
Finished goods & goods for resale, new sales	622.7	570.3
Finished goods & goods for resale, spare parts	307.5	330.7
Advance payments to suppliers	40.8	28.4
Total	2,217.8	2,279.0

The provision for obsolescence amounts to and has changed as follows:

Obsolescence

Consolidated SEK in millions Year	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
2002	570.4	(56.8)	112.0	(103.7)	(22.9)	0.0	499.0
2003	499.0	(36.4)	104.3	(87.9)	(10.1)	0.0	468.9

The Group’s inventories have been accounted for after deduction for inter-company gains in inventory due to internal sales within the Group. The inter-company profit reserve at the end of 2003 amounts to SEK 135.8 (136.7) million.

Note 18.   Accounts receivable

Accounts receivable with a maturity exceeding one year of SEK 120.9 (127.7) million have not been accounted for as fixed assets as they are not intended for permanent use.

Accounts receivable are reported net of provisions for bad debts. The provision for bad debts amounts to and has changed as follows:

Bad Debts

Consolidated SEK in millions Year	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
2002	301.6	(17.3)	71.8	(73.5)	(39.6)	(0.7)	242.3
2003	242.3	(15.6)	72.3	(72.5)	(30.1)	0.0	196.4

III-51

Note 19.   Other short-term receivables

Consolidated SEK in millions	2003	2002
Notes receivable	263.2	283.2
Tax receivable	336.8	334.9
Financial leasing receivables	0.0	0.0
Other receivables	470.4	355.8
Total	1,070.4	973.9
Of which, receivables not due within one year
Notes receivable	44.3	7.1
Other receivables	18.8	13.6
Total	63.1	20.7

Note 20.   Other current deposits

Consolidated SEK in millions	2003	2002
Loan receivables	573.9	253.4
Bonds and other securities	78.0	88.6
Other deposits	6.7	72.3
	658.6	414.3
Of which, deposits not due within one year
Loans receivable	35.9	8.4
Other deposits	5.2	5.3

Note 21.   Cash and bank

The item cash and bank in the balance sheet and in the cash-flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 30.8 (55.2) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

NOTE 22.   IMPACT ON CASH FLOW DUE TO ACQUISITION AND SALE OF BUSINESS

Additional purchase price

In connection with the IPO in 2002 an additional purchase price of EUR 40.0 million, corresponding to SEK 367.5 million, was paid to Tetra Laval BV for the original acquisition on August 24, 2000 of the former Alfa Laval Holding AB Group. This has entirely been reported as goodwill in the Group and is amortised over the same period as the original acquisition.

Acquisitions

On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the US for SEK 215 million corresponding to approximately six times expected EBIT for 2003. The Kinetics Group Inc. was taken private in August 2000 in an investor led buy-out from United States Filter Corporation.

III-52

bioKinetics is a North American leader in technology-driven integrated process solutions for the biotech and pharmaceutical industries. bioKinetics’ main products are modular designs that mainly focus on mammalian cell cultures. These modules are predominantly bioreactor modules, but also modules for cell harvesting, purification and bio-deactivation. In the bioKinetics customer base leading pharmaceutical and biotech companies such as Amgen, IDEC, Lonza and Merck can be found.

Life Science, defined as pharmaceutical and biotech, is a market where Alfa Laval already today is active with all core products. However, as the Life Science market shows a very high growth Alfa Laval has to secure that the potential is captured. The operations are reported as a part of the Process Technology division.

bioKinetics is headquartered in Philadelphia, PA with additional operations in North Carolina and California in the US and Toronto in Canada. The difference between the purchase price paid and the net assets acquired is SEK 143.6 million. SEK 22.3 million of this has been allocated to patents and un-patented know-how, while the residual SEK 121.3 million has been allocated to goodwill. The goodwill is amortised over 10 years. bioKinetics has approx 400 employees and net sales of approximately SEK 550 million.

On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Toftejorg Group had sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea. The operations are integrated into the Equipment Division. The difference between the purchase price paid and the net assets acquired is SEK 33.9 million. SEK 0.9 million of this has been allocated to a property in the US, while the residual SEK 33.0 million has been allocated to goodwill. The goodwill is amortised over 10 years. Toftejorg has annual sales of about SEK 210 million and approximately 100 employees.

On September 4, 2002, Alfa Laval acquired the company Danish Separation Systems A/S, specialists within membrane filtration in the biotechnology, pharmaceutical and food industries. The difference between the purchase price paid and the net assets acquired was SEK 102.4 million. This has entirely been allocated to goodwill. The goodwill is amortised over 20 years. The company has annual sales of about SEK 90 million and 65 employees within R&D, manufacturing and sales.

A public offering for an additional 25 percent of the share capital in Alfa Laval (India) Ltd was made on July 14, 2001. The offering to the minority shareholders was a requirement according to law as a consequence of the change of majority owner of Alfa Laval. The offering expired on August 14, 2001 and resulted in Alfa Laval acquiring an additional 2.4 million shares corresponding to 13.1 percent of the total number of shares. After the acquisition, Alfa Laval’s shareholding is 64.1 percent. The purchase of the additional shares resulted in a cash payment of SEK 87.3 million. The difference between the purchase price paid and the net assets acquired was SEK 39.2 million. This has in whole been allocated to goodwill.

III-53

The total value of the acquired assets and liabilities is presented in the table below, which also shows the cash flow impact of the acquisitions.

Consolidated SEK in millions	2003	2002	2001
Property, plant and equipment	51.4	22.6	10.1
Inventory	49.9	21.6	21.0
Accounts receivable	175.3	11.9	19.5
Other receivables	73.2	30.2	3.8
Liquid assets	5.9	7.4	28.8
Long-term liabilities	(23.3)	(8.5)	(2.6)
Accounts payable	(107.9)	(6.2)	(10.7)
Other liabilities	(130.7)	(38.3)	(22.3)
Goodwill	161.9	102.4	39.7
Other surplus values	23.2	—	—
Deferred tax	16.5	—	—
Purchase price	(295.4)	(143.1)	(87.3)
Liquid assets in the acquired business	5.9	7.4	28.8
Effect on the Group’s liquid assets	(289.5)	(135.7)	(58.5)

Purchase price reimbursement

During the year the Alfa Laval Special Finance Group has received SEK - (81.6) (76.3) from Tetra Laval BV as a reduction of the purchase price for the acquisition of the former Alfa Laval Holding AB Group. The reduction is related to the guarantees issued by the seller in relation to taxes. The amount has not had an impact on the goodwill for the acquisition but has instead been reported against the increased tax cost that the Group has experienced after the acquisition. The amount received during 2002 constitutes a final settlement with Tetra Laval concerning these guarantees.

Divestments

RemaControl, operating within sawmill automation, was divested to the management of the operation per January 1, 2001.

Industrial Flow was divested on April 2, 2001 to Crane Co in the US. The sales price amounted to SEK 330.6 million and was paid on the same date. The divestment included three existing subsidiaries in the UK, Germany and India and two, for this purpose, newly created subsidiaries in Italy and Belgium. In addition, fixed assets and personnel have been transferred from a few Alfa Laval companies in other countries. A few activities have remained before the divestment could be completed. During September 2002 a final settlement was made with the buyer, resulting in an increase of the realised gain by SEK 14.0 million. This result item had however no cash flow impact during 2002.

III-54

The total value of the divested assets and liabilities is presented in the table below, which also shows the cash flow impact of the divestments.

Consolidated SEK in millions	2003	2002	2001
Property, plant and equipment	—	—	101.4
Inventory	—	—	219.8
Accounts receivable	—	—	134.9
Other receivables	—	—	35.9
Liquid assets	—	—	49.1
Long-term liabilities	—	—	(28.1)
Accounts payable	—	—	(32.8)
Other liabilities	—	—	(144.5)
Realised result	—	—	(5.0)
Purchase price	—	—	330.7
Liquid assets in the sold business	—	—	(49.1)
Effect on the Group’s liquid assets	—	—	281.6

Note 23.   Defined benefit obligations

The Group has defined benefit commitments to employees and former employees and their survivors. The benefits are referring to old age pension, survivor’s pension, disability pension, health care and severance pay.

Defined benefit plans are in place in Austria, Belgium, Canada, France, Germany, Japan, Norway, South Africa, Sweden, Taiwan, the United Kingdom and the United States. Some plans have been closed for new participants and replaced by defined contribution plans for new employees.

III-55

Consolidated SEK in millions	2003	2002	2001
(-) liability/(+) asset
Present value of the defined benefit obligation, unfunded	(808.3)	(833.2)	(721.2)
Present value of the defined benefit obligation, funded	(2,552.7)	(2,196.1)	(2,462.3)
Present value of the defined benefit obligation at year end	(3,361.0)	(3,029.3)	(3,183.5)
Unrecognised actuarial losses	971.5	567.6	204.3
Unrecognised past service cost	5.1	0.9	47.9
Fair value of plan assets	1,761.5	1,853.1	2,338.2
Defined benefit liability	(622.9)	(607.7)	(593.1)
less amount disallowed	(5.2)	(6.1)	(6.4)
Net defined benefit liability	(628.1)	(613.8)	(599.5)
(-) cost/(+) income
Current service cost	(31.0)	(49.0)	(59.6)
Interest cost	(145.8)	(171.0)	(178.3)
Expected return on plan assets	144.2	90.3	146.4
Recognised actuarial losses	(80.6)	(82.4)	(109.3)
Recognised past service cost	(52.0)	(8.2)	—
Effect of any curtailments or settlements	(1.3)	67.7	42.1
Net plan cost	(166.5)	(152.6)	(158.7)
(-) liability/(+) asset
Change in present value of the defined benefit liability:
Present value of defined benefit liability at January 1	(3,029.3)	(3,183.5)	(2,742.7)
Translation difference	410.3	226.3	(290.6)
Current service cost	(31.0)	(49.0)	(59.6)
Interest cost	(145.8)	(171.0)	(178.3)
Employee contributions	(8.0)	(5.9)	(9.0)
Current year change in actuarial losses	(677.8)	(82.4)	(109.3)
Recognised past service cost	(52.0)	(8.2)	—
Effect of any curtailments or settlements	(1.3)	67.7	42.1
Benefit payments	173.9	176.7	163.9
Present value of defined benefit liability at December 31	(3,361.0)	(3,029.3)	(3,183.5)
(-) liability/(+) asset
Change in plan assets:
Fair value of plan assets at January 1	1,853.1	2,338.2	2,168.7
Translation difference	(229.3)	(222.6)	259.8
Employer contributions	67.6	71.4	44.7
Employee contributions	8.0	5.9	9.0
Actual return on plan assets	236.0	(163.1)	19.9
Benefit payments	(173.9)	(176.7)	(163.9)
Fair value at December 31	1,761.5	1,853.1	2,338.2
(-) liability/(+) asset
Change in defined benefit liability/asset
Defined benefit liability/asset at January 1	(613.8)	(599.5)	(493.7)
Translation difference	104.5	71.9	(37.4)
Net plan cost	(166.5)	(152.6)	(158.7)
Employer contributions	67.6	71.4	44.7
Change in unrecognised actuarial gains/losses	(18.5)	(7.3)	46.2
Change in unrecognised past service cost	0.0	0.6	0.6
Change in disallowed asset amount	(1.4)	1.7	(1.2)
Defined benefit liability/asset at December 31	(628.1)	(613.8)	(599.5)

III-56

Consolidated SEK in millions	2003	2002	2001

(-) liability/(+) asset

Assets
Fair value of plan assets	1,761.5	1,853.1	2,338.2
Less amount disallowed	(5.2)	(6.1)	(6.4)
	1,756.3	1,847.0	2,331.8
Netting	(1,629.6)	(1,740.2)	(2,156.4)
Assets in balance sheet	126.7	106.8	175.4

Liabilities
Present value of the defined benefit obligation at year end	(3,361.0)	(3,029.3)	(3,183.5)
Unrecognised actuarial gains (less losses)	971.5	567.6	204.3
Unrecognised past service costs	5.1	0.9	47.9
	(2,384.4)	(2,460.8)	(2,931.3)
Netting	1,629.6	1,740.2	2,156.4
Provision in balance sheet	(754.8)	(720.6)	(774.9)

The more significant actuarial assumptions that have been used at the year-end are:

Consolidated	2003	2002	2001

Discount rate	6%	7%	7%
Expected return on investment	8%	8%	8%
Expected wage increase	4%	4%	4%
Change in health care costs	9%	9%	9%
Change of index for future increase of remunerations	4%	4%	4%

Changes in the health care costs have a significant impact on the costs and the level of the obligations for defined benefit obligations. If the health care costs change by one percent, it gives the following profit and loss effect calculated on the conditions as of the end of 2003:

Consolidated SEK in millions	2003		2002
	1% increase	1 decrease%	1 increase%	1 decrease%
Effect on:
Current service costs and interest costs	(12.8)	10.6	(11.9)	10.1
Present value of the defined benefit obligation	(159.0)	127.9	(131.2)	108.7

III-57

Note 24.   Other provisions

Consolidated SEK in millions	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
2002
Claims & warranty	384.3	(24.4)	239.9	(144.5)	(35.9)	(5.7)	413.7
Deferred
costs	141.5	(2.0)	28.3	(41.4)	(22.4)	—	104.0
Restructuring	293.8	(13.7)	56.6	(117.3)	(12.3)	—	207.1
Onerous contracts	23.9	(0.4)	—	(11.2)	(2.8)	—	9.5
Environmental	7.3	(1.2)	—	(2.9)	—	—	3.2
Litigations	109.8	(0.4)	36.5	(27.9)	(2.0)	—	116.0
Other	102.6	(6.2)	84.3	(34.9)	(10.0)	—	135.8
	1,063.2	(48.3)	445.6	(380.1)	(85.4)	(5.7)	989.3
2003
Claims & warranty	413.7	(19.8)	181.1	(149.1)	(29.6)	—	396.3
Deferred
costs	104.0	(1.3)	22.2	(18.2)	(15.3)	—	91.4
Restructuring	207.1	(5.5)	61.1	(100.8)	(6.2)	—	155.7
Onerous contracts	9.5	—	4.0	(3.5)	—	—	10.0
Environmental	3.2	(0.6)	—	(1.3)	—	—	1.3
Litigations	116.0	(0.4)	17.8	(17.2)	(1.3)	—	114.9
Other	135.8	(9.5)	63.9	(61.1)	(7.5)	—	121.6
	989.3	(37.1)	350.1	(351.2)	(59.9)	—	891.2

Unused amounts reversed refer to, among other items, sold companies, changed classifications and reversals of provisions made on an estimated basis.

In connection with the acquisition on August 24, 2000, a restructuring provision of SEK 407.9 million was established. This pertained to such restructuring measures that were triggered by the change of ownership and that Alfa Laval management has committed to implement. The costs are mainly referring to redundancies in connection with the close down of manufacturing sites, rationalisation of the logistics function and introduction of a customer segment based organisation with changed order processes. At the end of 2003, SEK - (50.9) million remains of this acquisition provision.

The provisions for restructuring are affecting slightly less than 160 (175) employees.

III-58

Note 25.   Loans

Consolidated SEK in millions	2003	2002	2001

Credit institutions	2,530.7	3,360.2	4,573.1
Bond loan	1,064.8	1,127.6	2,045.3

Capitalised financial leases	13.6	24.7	26.9
Interest-bearing pension liabilities	5.2	6.1	6.4

Total debt	3,614.3	4,518.7	6,651.6

Cash, bank and current deposits	1,213.2	1,020.2	959.7

Net debt	2,401.1	3,498.5	5,691.9

As a consequence of the IPO of Alfa Laval in 2002, the structure of the financial debt changed considerably. The costs for the change of the structure were of a non-recurring nature.

In connection with the repayment of the loan from Tetra Laval Finance Ltd, the replacement of the previous syndicated loans and the amortisation of the bond loan, capitalised financing costs of totally SEK - (205.5) million were reversed. This cost was reported as a comparison distortion financial cost.

Total bank borrowings amount to SEK 2,530.7 (3,360.2) (4,573.1) million at the end of the year. The total financial indebtedness including leasing and interest bearing pension liabilities amounts to SEK 3,614.3 (4,518.7) (6,651.6) million.

Net financial debt amounts to SEK 2,401.1 (3,498.5) (5,691.9) million at the end of the year.

Loan from credit institutions

On January 27 and December 30, 2003 a voluntary amortisation of SEK 223.1 million and SEK 23.9 million respectively was made on the syndicated loan.

On May 28, 2002, the loans from the previous banking syndicate led by SEB were replaced by loans from a new banking syndicate, arranged by SEB and SHB, at terms that better reflect the financial position of Alfa Laval after the new issue of shares. During the period January 1 and May 28, 2002, the old loans were amortised by SEK 323.4 million. After May 28, 2002 the new loans have been amortised by SEK 551.3 million during 2002.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 263.7 million through voluntary amortisation of EUR 87.4 million and reduction through exchange rate movements of EUR 72.8 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of December 31, 2003. Alfa Laval has initiated negations with the banking syndicate in order to convert the whole loan to a revolving facility potentially combined with a SEK based short-term commercial paper programme. A commercial paper programme requires an official credit rating and generally means lower interest rates but without any guarantees for sustained financing. This is then covered by the extended revolving facility.

The syndicated loans amounted to SEK 2,390.2 (3,064.7) (4,064.7) million. The maturity of the new loan is five years. The average interest and currency duration including derivatives is 3.5 months at the end of 2003. The

III-59

interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA. The mark up is 95 points if the quota is larger than 2.75 and 80 points if the quota is less than or equal to 2.75, but higher than 1.75 and 65 points if the quota is less than or equal to 1.75. The mark up is currently 65 (80) interest points. At the end of 2003 the loans are accruing interest in the range of 0.72% - 4.60% (0.86% - 4.82%) (1.59% - 7.92%). The average interest rate at the end of 2003 was 1.96 (5.58) (6.49) percent. The large decrease in average interest rates between 2003 and 2002 is due the cancellation of the previous interest rate swaps that were requested by the previous banking syndicate.

When raising the syndicated loans in August 2000, Alfa Laval was obliged to hedge at least 66 percent of the loans to a fixed interest rate. Vis-à-vis the new syndicate there is no such obligation. As per the end of December 2003, 22 (64) percent is, however, hedged.

Transaction costs totalling SEK 27.3 (35.1) (194.4) million have been capitalised and are being amortised over the maturity of the loan. The current year’s cost for the fee amortisation is SEK -7.8 (-16.8) (-29.2) million. An additional cost of SEK - (-182.2) (-) million is reported as comparison distorting as a part of the SEK - (-205.5) (-) million.

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

Bond loan

On August 24, 2000, Alfa Laval Special Finance AB borrowed EUR 220 million from Donaldsson, Lufkin & Jenrette and UBS Warburg. On November 9, 2000, this loan was replaced by a bond loan placed with institutional investors of EUR 220 million. It was registered with the Stock Exchange in Luxembourg in December 2000. In July 2001, the loan was registered with the SEC (Securities and Exchange Commission) in the US. The loan accrues interest at 12.125 percent and falls due 2010. Interest payments are due May 15 and November 15 each year. Since the bond is denominated in EUR all payments are made in EUR. Transaction costs totalling SEK 29.2 (35.1) (70.7) million have been capitalised and are being amortised over the maturity of the loan. The current year’s cost for the fee amortisation is SEK -5.9 (-12.3) (-8.0) million. An additional cost of SEK - (-23.3) (-) million is reported as comparison distorting as a part of the SEK - (-205.5) (-) million.

During 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a total face value of SEK 50.6 (181.5) million. The difference between the higher market value and the face value was SEK 9.7 (23.3) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group’s current cost for other external financing.

Before November 15, 2003 up to 35 percent of the principal amount could be redeemed with the proceeds of a public equity offering. A corresponding post IPO-redemption was made on June 24, 2002, where 35 percent of the bond loan of EUR 220 million was amortised. This corresponded to EUR 77.0 million or SEK 703.6 million. This was made at a premium of 12.125 percent corresponding to one year’s interest, which amounted to SEK 85.2 million. The cost was reported as a comparison distortion financial cost.

Prior to November 15, 2005 all, but not part of, the notes may be redeemed at a premium plus accrued and unpaid interest. At any time on or after November 15, 2005 all or part of the notes are redeemable at the following redemption prices plus accrued and unpaid interest:

Year starting	Percentage (%)
November 15, 2005	106.063
November 15, 2006	104.042
November 15, 2007	102.021
November 15, 2008 and thereafter	100.000

III-60

The loans are distributed among currencies as follows:

Consolidated SEK in millions	Short-term		Long-term
Currency	2003	2002	2003	2002
CAD	3.7	12.4	—	—
DKK	2.1	69.3	13.7	398.7
EUR	55.3	78.7	1,074.1	1,472.0
GBP	1.8	14.3	216.3	164.9
INR	—	—	10.5	—
JPY	1.0	14.8	248.6	173.1
PLN	17.1	30.5	—	—
SEK	5.4	6.0	—	175.1
USD	12.2	27.8	1,925.3	1,838.0
Other	5.1	0.6	3.3	11.6
Total	103.7	254.4	3,491.8	4,233.4
Of which, not due within five years:			1,064.8	1,127.7

Note 26.   Other liabilities

Consolidated SEK in millions	2003	2002
Financial lessee payable	13.6	24.7
Other non-interest bearing liabilities	635.1	607.8
Total	648.7	632.5

Note 27.   Accrued costs and prepaid income

Consolidated SEK in millions	2003	2002

Accruals for social security	146.9	130.4
Reserve for severance pay	212.2	208.9
Accrued interest expenses	27.7	22.2
Other accrued expenses and prepaid income	429.1	422.8
Total	815.9	784.3
Of which, accrued costs and prepaid income not due within one year
Accruals for social security	21.0	18.0
Reserve for severance pay	119.8	119.1
Other accrued expenses and prepaid income	7.7	6.1
Total	148.5	143.2

III-61

Note 28.   Pledged assets and contingent liabilities

Consolidated SEK in millions	2003	2002
Pledged assets
Other pledges and similar commitments	45.4	78.3
Total	45.4	78.3
Contingent Liabilities
Discounted bills	113.7	164.5
Performance guarantees	688.4	798.0
Other contingent liabilities	669.0	735.5
Total	1,471.1	1,698.0

In the new syndicate loan there are no pledges or restrictions. Other contingent liabilities are among other items referring to leased assets.

Note 29.   Transactions with related party

Tetra Pak within the Tetra Laval Group is Alfa Laval’s single largest customer with 5.7 (5.7) (4.9) percent of net sales. In June 1999, Tetra Pak entered into a purchasing agreement with Alfa Laval that governs the distribution, research and development, market sales and information, use of trademarks and intellectual property. The following areas shall be agreed upon from time to time between representatives of the parties: products that are subject to the agreement, prices and discounts of such products, geographical markets and product areas where Tetra Pak is Alfa Laval’s preferred distributor, the right of Tetra Pak to affix its trademarks to Alfa Laval products, sales goals for Tetra Pak in defined geographical markets, products and technologies that are the focus of joint research and development and the ownership rights of the research and development result and use of market and sales information. The agreement aims at the applications within liquid food where Tetra Pak has a natural market presence through the deliveries of packaging equipment and packaging material.

The agreement was prolonged by two years from December 31, 2003. It has a 12-month period of notice. The prices that Tetra Pak receives are not lower than the prices that Alfa Laval would obtain from a comparable third party. The prices are fixed on a calendar year basis.

Alfa Laval has purchased services from Tetra Laval Group Transport & Travel to optimise forwarding, freight and delivery terms and purchase forwarding, freight and person transportation until March 31, 2003 for SEK 0.3 (2.2) (1.6) million. In addition, Alfa Laval purchases facilities management services relating to the real estate in Lund in Sweden from Tetra Pak Business Support AB for SEK 3.3 (3.3) (3.0) million. Alfa Laval rents premises to Tetra Pak and DeLaval in Russia and in Germany for SEK 13.6 (13.8) (4.8) million.

The Board of Directors for Alfa Laval AB has two representatives from Tetra Laval - Jörn Rausing and Finn Rausing.

III-62

At year-end, Alfa Laval Special Finance has the following balance items against companies within the Tetra Laval Group (Tetra Pak and DeLaval).

Consolidated SEK in millions	2003	2002
Assets:
Accounts receivable	47.3	48.8
Other receivables	78.9	79.1

Liabilities:
Accounts payable	11.3	3.8
Other liabilities	2.5	0.4

Alfa Laval Special Finance has had the following transactions with companies within the Tetra Laval Group (Tetra Pak and DeLaval).

Consolidated SEK in millions	2003	2002	2001
Income statement:
Net sales	789.8	830.0	777.9
Other operating income	13.6	13.8	4.8
Other operating costs	(3.6)	(5.5)	(4.6)

Additional purchase price, increasing goodwill	—	367.5	—
Purchase price reimbursement leading to reduced tax costs/increased tax liabilities	—	81.6	76.3

Note 30.   Work in progress

Consolidated SEK in millions	2003	2002	2001

Gross amount of project sales revenue recognised in the period	467.6	357.4	635.8

Aggregated amount of costs incurred and recognised profits (including deduction for reported losses)	599.0	390.5	692.0

Advances received	219.9	179.4	145.2

Retentions	42.4	11.4	10.4

Gross amount due from customers for plant projects	175.2	80.8	77.7

Gross amount due to customers for plant projects	0.7	0.7	0.0

III-63

Note 31.   Leasing

Alfa Laval has entered into non-cancellable operating leases mainly relating to premises and finance lease agreements regarding machinery and equipment with leasing periods of 1-20 years. The leasing fees for non-cancellable operating leases were SEK 207.4 (232.9) (258.8) million. During the year, the Group has entered into finance leases with a capitalised value of SEK 6.7 (1.1) million. See Note 15 for information on the capitalised value of finance leases.

The future minimum leasing fees concerning non-cancellable operating leases, distributed on maturity dates, amount to:

Consolidated SEK in millions	Operating leases
Year	2003	2002	2001
2001	N/A	N/A	N/A
2002	N/A	N/A	82.5
2003	N/A	96.0	62.1
2004	77.3	75.5	41.5
2005	64.7	58.4	29.7
2006	47.0	31.1	16.7
2007	29.2	18.7	0.0
2008	20.2	0.0	0.0
Later	35.8	48.5	46.7
Total	274.2	328.2	279.2

The future minimum leasing fees concerning financial leasing agreements and their net present value, distributed on maturity dates, amount to:

Consolidated SEK	Financial leases			Present value of financial leases
Year	2003	2002	2001	2003	2002	2001
2001	N/A	N/A	N/A	N/A	N/A	N/A
2002	N/A	N/A	17.4	N/A	N/A	16.5
2003	N/A	11.3	6.2	N/A	10.6	5.2
2004	7.1	6.0	2.9	6.8	5.5	2.1
2005	3.2	4.0	0.3	3.0	3.5	0.2
2006	2.0	2.5	0.0	1.8	2.1	—
2007	0.9	0.9	—	0.8	0.8	—
2008	0.4	—	—	0.3	—	—
Later	—	—	—	—	—	—
Total	13.6	24.7	26.8	12.7	22.5	24.0

Note 32.   Fair value of financial instruments

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

III-64

The average interest and currency duration including derivatives is 3.5 months for the syndicated loans at the end of 2003. The majority of the syndicated loans were rolled with new interest rates during December. In total, this means that the carrying value approximates the fair value. The fair value of the bond loan is arrived at by applying the market rate at the last trading date in December.

The estimated fair values of the Group’s long-term debt as of December 31 are shown below:

	2003		2002
Consolidated SEK in millions	Carrying value	Fair value	Carrying value	Fair value

Syndicated bank loans	2,390.2	2,390.2	3,064.7	3,064.7

Bond loan	1,064.8	1,283.2	1,127.6	1,268.6

The fair values of the Group’s foreign currency contracts and interest-rate swaps are estimated based on dealer quotes, quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences, or if there are no relevant comparable contracts, on pricing models or formulas using current assumptions.

The fair values of the Group’s derivative financial instruments as of December 31 is shown below:

	2003		2002
Consolidated SEK in millions	Nominal amount	Fair value	Nominal amount	Fair value

Forward exchange contracts	8,286.0	127.6	9,033.7	151.3

Currency options	90.7	0.2	—	—

Interest-rate swaps	—	—	1,951.8	(61.1)

III-65

Note 33.   Reconciliation to US GAAP

Consolidated SEK in millions	Note	2003	2002	2001
Net income/(loss) under Swedish GAAP		640.6	208.2	367.4

US GAAP adjustments:

Goodwill and other intangibles
with indefinite useful lives	a	191.3	187.7	—
Leveraged buy-out accounting	b	7.1	2.1	15.0

Derivative instruments and
hedge accounting	c	266.7	271.2	(49.5)
Tooling costs	d	(4.4)	11.0	15.3
Capitalised software	e	(16.7)	(20.2)	(6.4)
Provisions	f	—	—	(0.1)
Other	g	(0.3)	(0.3)	(0.3)
Deferred taxes
Tax effect of US GAAP adjustments	h	(67.6)	(26.7)	14.3

Sum of adjustments		376.1	424.8	(11.7)

Net income under US GAAP before change in accounting principles		1,016.7	633.0	355.7

Presented as:

Net income from continuing operations before change in accounting principles		1,016.7	633.0	355.7

Net income under US GAAP before change in accounting principles		1,016.7	633.0	355.7

Effect of change in accounting principles, net of tax	c	0.0	0.0	(61.9)

Net income under US GAAP		1,016.7	633.0	293.8

Basic and diluted earnings per share (SEK)		124.1	121.1	293,780.0

Average number of shares		8,191,000.0	5,229,137.0	1,000.0

III-66

Note 33 cont.   Reconciliation to US GAAP

Consolidated SEK in millions	Note	2003	2002
Equity capital under Swedish GAAP		4,402.5	4,413.0

US GAAP adjustments:
Goodwill and other intangibles
with indefinite useful lives	a	365.3	187.7
Leveraged buy-out accounting	b	403.8	444.2
Derivative instruments and
hedge accounting	c	98.1	26.3
Tooling costs	d	91.4	95.7
Capitalised software	e	5.8	22.5
Provisions	f	—	—
Other	g	4.8	5.1
Deferred taxes -
Tax effect of US GAAP adjustments	i	(67.6)	(26.7)

Sum of adjustments		901.6	754.8

Shareholder’s equity under US GAAP		5,304.1	5,167.8

CHANGE IN CONSOLIDATED EQUITY CAPITAL

ACCORDING TO US GAAP

Consolidated SEK in millions
As per balance sheet on December 31, 2000	3,536.7
2001
Translation difference	268.3
Net income for 2001 according to US GAAP	293.8
As per balance sheet on December 31, 2001	4,098.8
2002
New issue of shares	819.0
Equity part of Group contribution	(38.4)
Deferred tax on Group contribution	(15.0)
Translation difference	(329.6)
Net income for 2002 according to US GAAP	633.0
As per balance sheet on December 31, 2002	5,167.8
2003
Equity part of Group contribution	(441.6)
Deferred tax on Group contribution	(171.8)
Translation difference	(267.0)
Net income for 2003 according to US GAAP	1,016.7
As per balance sheet on December 31, 2003	5,304.1

III-67

Comments to the US GAAP reconciliation

a) Goodwill and other intangibles

Goodwill and other intangibles with indefinite useful lives

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142) in July 2001. The Statement is effective for fiscal years beginning after December 15, 2001. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortised; these assets should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives are no longer tested for impairment under FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  The Company has adopted the provisions of FAS 142 as of January 1 2002.

Upon adoption of the new standard, goodwill of SEK 3,217.4 million (calculated in accordance with US GAAP as of December 31, 2001) ceased to be amortised, but is instead tested for impairment. In addition, intangible assets totalling approximately SEK 594 million relating to in-place workforce calculated for US GAAP purposes, as well as approximately SEK 208 million of related deferred tax liabilities, have been reclassified as goodwill.

An impairment test has been performed at the end of 2003 indicating that there is not any need to write down the goodwill.

b) Leveraged buy-out accounting

In August 2000 the former Alfa Laval Holding AB and its subsidiaries (the predecessor) was acquired by a newly formed entity, resulting in a change in control. Prior to the transaction, the predecessor was owned 100% by Tetra Laval BV, part of the Tetra Laval Group. Subsequent to the transaction, the predecessor ceased to exist and the newly formed company, Alfa Laval AB, was owned 36.8% by Tetra Laval BV, 62.5% by Industri Kapital and 0.7% by management. For US GAAP purposes, this transaction as described in the Board of Directors’ report must be accounted for as a leveraged buy-out transaction in accordance with Emerging Issues Task Force (EITF) Abstract 88-16 because the transaction was carried out via a series of highly leveraged transactions through the creation of a newly formed entity that acquired 100% of the predecessor and resulting in the former shareholder maintaining a minority interest in the newly formed entity.

For US GAAP purposes, Alfa Laval’s basis in the net assets of the former Alfa Laval Holding consists of 83.6% fair value and 16.4% predecessor basis calculated as shown below:

Consolidated SEK in millions
Fair value of Alfa Laval Holding on August 23, 2000	10,087.0
Predecessor basis of Alfa Laval Holding on August 23, 2000	5,592.0

63.2% interest in fair value of Alfa Laval Holding of new investors in Alfa Laval AB	6,374.0
36.8% interest in predecessor basis of Alfa Laval Holding of old investors in Alfa Laval AB	2,058.0
8,432.0

Percentage	83.6%

III-68

For US GAAP purposes, the individual assets acquired in the transaction were stepped up by 83.6% of the difference between book value and fair value. The difference between the fair value adjustments recorded and the purchase price was recorded as a debit directly to equity.

In its Swedish GAAP financial statements, Alfa Laval recorded the acquisition of the former Alfa Laval Holding as a purchase for cash consideration of SEK 8,214 million plus other consideration and transaction costs for an aggregate purchase price of SEK 8,286 million in exchange for 100% of the former Alfa Laval Holding. This purchase price excludes the value of the Alfa Laval AB shares issued to Tetra Laval BV because this was considered to be a transaction between shareholders which should not be reflected in the issuer’s consolidated financial statements in accordance with Swedish GAAP. For US GAAP purposes, Tetra Laval BV’s carryover basis in the former Alfa Laval Holding through its 36.8% interest in Alfa Laval AB must be considered in purchase accounting. Accordingly, the purchase price for US GAAP purposes includes the SEK 1,800 million value of the Alfa Laval AB shares issued to Tetra Laval BV as part of the overall consideration paid in exchange for 100% of the former Alfa Laval Holding.

The result of applying leveraged buy-out accounting to the transaction in accordance with US GAAP is that the step-up in the value the net assets acquired to fair value has been limited to the extent of the new owners’ interest in Alfa Laval AB. In addition to the differences related to leveraged buy-out accounting, the values of the net assets acquired differ for US GAAP purposes because certain intangible assets including workforce and customer relationships must be valued separately in accordance with US GAAP, but such items do not meet the definition of intangible assets in accordance with Swedish GAAP and such value is thus recorded as goodwill under Swedish GAAP.

The combined effect of the SEK 1,800 million higher purchase price for US GAAP purposes and the limitation of the fair value step-up in accordance with EITF 88-16 results in a net increase to equity on the acquisition date for US GAAP as compared to Swedish GAAP because the credit to equity related to the higher purchase price more than offsets the debit to equity related to the EITF 88-16 limitations of the fair value step-up.

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

c) Derivative instruments and hedge accounting

Under Swedish GAAP, unrealised gains and losses on forward exchange and other derivative contracts undertaken to hedge current and anticipated transactions are generally deferred and reported when they mature along with the underlying transactions or anticipated future cash flows to which they relate.

In January 2001 Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as amended by FAS 137 and FAS 138, became effective for the Group.  FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of previous standards.  Upon initial application, all derivatives must be recognised in the balance sheet as either assets or liabilities and measured at fair value.  In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133.

Prior to the effective date of FAS 133, US GAAP accounting for foreign exchange contracts was governed by Financial Accounting Standards No. 52, “Foreign Currency Translation” (FAS 52), which allows for foreign

III-69

exchange contracts to be reported as hedges only to the extent that they are specifically matched to underlying firm commitments.  Otherwise, such contracts are marked to market and recorded on the balance sheet, with unrealised gains and losses included in the reported results of each year.

Under FAS 133, the accounting for changes in the fair value (i.e. gains and losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further on the type of hedging relationship. Changes in fair value of derivatives not qualifying as hedges are reported in income.

As a result of adoption of Statement 133, the Group recognises all derivative financial instruments, such as interest-rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair values regardless of the purpose or intent for holding the instrument. Upon initial adoption of FAS 133 the Group recognised a cumulative effect of accounting change of SEK 61.9 million (net of tax benefit of SEK 33.0 million) in the income statement related to the fair value of interest-rate swap contracts in existence as of January 1, 2001.  Gains and losses recognised on derivative financial instruments subsequent to initial adoption of FAS 133 are recognised in financial income or expense for purposes of presentation under US GAAP.

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

The US GAAP reconciliation items can be summarized as follows.

Consolidated SEK in millions	2003	2002	2001
Hedges of net investments in foreign subsidiaries under
Swedish GAAP not qualifying for hedging under FAS 133	194.8	164.9	(105.5)
Change in fair market value of interest-rate swaps
not recognized under Swedish GAAP	61.1	50.0	(15.8)
Change in fair market value of foreign exchange derivatives
not recognized under Swedish GAAP	10.8	56.3	71.8

Total	266.7	271.2	(49.5)

d) Tooling costs

Under Swedish GAAP, the Group generally expenses the cost of replacement tools acquired. Under US GAAP, significant tooling costs are capitalised as incurred and amortised on the straight-line basis over their estimated economic lives of 3 years.

III-70

e) Capitalised software

Under prior Swedish GAAP, the cost to develop computer software for internal use is expensed as incurred. The Accounting Standards Executive Committee issued Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998; however, early adoption is encouraged. For US GAAP purposes, the Group has adopted SOP 98-1 with effect from January 1, 1995 and has capitalised direct costs of developing software for internal use. Amortisation of these assets is calculated on the straight-line method over their estimated economic lives of 3 years.

f) Provisions

As of December 31, 2001, the US GAAP differences for provisions relate primarily to different methods used to calculate reserves for inventory, receivables and compensated absences.

g) Other

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

Under Swedish GAAP, short-term loans for which management has the ability to refinance are classified as non-current liabilities. For US GAAP, such liabilities are classified as current. This has no effect on equity, but is just a different classification between short term and long term among the liabilities in the balance sheet.

Under Swedish GAAP, the proportionate consolidation method is an acceptable method of accounting for joint ventures. Under US GAAP, joint ventures must be accounted for using the equity method. This difference in accounting does not result in any adjustment to net shareholder’s equity or net income. The effect of using the proportionate consolidation method does not have a material impact on any individual income statement or balance sheet item.

As of December 31, 2003 the Group had sold receivables with recourse totalling SEK 113.7 (164.5) million. These are disclosed as discounted bills in the footnote describing contingent liabilities. Under US GAAP, the recourse provisions prevent the transaction from being reported as a sale. Accordingly, the receivables would be kept on the balance sheet, and a loan would be reported for the amount of cash received. The loss on the sale was not material, and this transaction results in no significant impact on US GAAP equity.

In 2000 Alfa Laval AB issued warrants to management to purchase common stock of Alfa Laval AB. Management paid fair market value in cash for the warrants based on an fair value calculation using the Black-Scholes option pricing model. The Group has elected to use the fair value method in accordance with Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) which requires the fair value of stock compensation grants to be recognized over the vesting period of the grants. Under

III-71

the terms of the warrant agreement, management was required to pay the fair value determined for the warrants and accordingly there would be no compensation expense associated with the warrants for either Swedish GAAP or US GAAP.

In August 2001 the US Financial Accounting Standards Board issued FAS 144. The standard supersedes FAS 121 and parts of Accounting Principles Board Opinion 30 regarding accounting for the impairment or disposal of long-lived assets. FAS 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell and provides new guidance regarding presentation of assets to be disposed. Within Alfa Laval these assets are mainly relating to real estate and more precisely to properties in the United States, Spain, Brazil, Canada, Denmark, Wales and Peru are also planned for sale. Accounting under FAS 144 does not mean any difference compared to Swedish GAAP. US GAAP is however requiring a reporting of assets for sale according to the below:

Consolidated	2003		2002
SEK in millions	Carrying value	Fair value	Carrying value	Fair value

Real estate for sale	169.1	403.2	78.1	125.5

In June 2002 the US Financial Accounting Standards Board issued FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. It nullifies Emerging Issues Task Force (EITF) Issue 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The principal difference between FAS 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under Issue 94-3 a liability for an exit cost was recognised at the date of an entity’s commitment to an exit plan. FAS 146 also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Alfa Laval has not been involved in any exit or disposal activities during 2003 that affects the provisions at year-end.

i) Deferred taxes

As of January 1, 2000 the Group adopted IAS 12 with a view toward meeting both IAS and US GAAP requirements. Accordingly, the Group has applied the liability method and has recorded deferred taxes in accordance with both IAS 12 and FAS 109.

The components of income (loss) before taxes under US GAAP are as follows:

Consolidated SEK in millions	2003	2002	2001
Swedish	743.3	316.7	492.9
Foreign	474.8	564.6	(291.9)
Total	1,218.1	881.3	201.0

III-72

The tax cost under US GAAP is composed of the following:

Consolidated SEK in millions	2003	2002	2001
Current:
Swedish	(7.0)	(4.2)	(24.4)
Foreign	(276.0)	(282.3)	(319.6)
Deferred:
Swedish	0.8	(20.4)	77.4
Foreign	80.8	58.6	359.4
Total	(201.4)	(248.3)	92.8

Cash Flow Information

The definitions of “cash flows” differ between Swedish GAAP and US GAAP.  Cash flow under Swedish GAAP represents increases or decreases in “cash,” which is comprised of cash on hand and in banks.  Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents,” which include short-term, highly liquid investments with remaining maturities of less than 90 days when acquired, and exclude overdrafts.

There are also certain differences in the classification of items within the cash flow statement between Swedish GAAP and US GAAP.  Both Swedish GAAP and US GAAP segregate cash flows between operating activities, investing activities and financing activities, however, certain items are included in different categories for Swedish GAAP compared to US GAAP.

Cash flows from servicing of finance, and returns on investments would be, with the exception of any interest paid but capitalized, included as cash flows from operating activities under US GAAP.  In addition, changes in provisions and changes in assets and liabilities because of foreign currency transaction gains or losses would be included as cash flows from operating activities under US GAAP.

Other comprehensive income (loss)

FAS No. 130, “Reporting Comprehensive Income” establishes standards for reporting comprehensive loss and its components in financial statements. Comprehensive income and loss as defined, includes all changes in equity (net assets) during each financial period from non-owner sources. On a US GAAP basis, the only item included in other comprehensive income and loss that is excluded from net income is currency translation adjustment. There are no tax effects relating to this item. Comprehensive income is not a required disclosure under Swedish GAAP.

Comprehensive income under US GAAP is presented as follows:

Consolidated SEK in millions	2003	2002	2001
According to US GAAP:
Net income	1,016.7	633.0	293.8
Foreign currency translation	(267.0)	(329.6)	268.3
Comprehensive income	749.7	303.4	562.1

III-73

Accumulated comprehensive income under US GAAP is presented as follows:

Consolidated SEK in millions	2003	2002	2001
According to US GAAP:
Accumulated net income	1,500.4	483.7	(149.3)
Foreign currency translation	(583.6)	(316.6)	13.0
Accumulated comprehensive income	916.8	167.1	(136.3)

Recently issued accounting pronouncements

EITF 00-21

In November 2002, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The Company is required and plans to adopt the provisions of EITF 00-21, effective for fiscal periods beginning after June 15, 2003. To accomplish this, the Company must identify and determine the fair value of the component deliverables. Alfa Laval does not expect the adoption of EITF 00-21 to have a material impact on its results of operations, financial position and cash flows.

FIN 46

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a Company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated. On October 9, 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities.” FSP FIN 46-6 defers the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. Alfa Laval does not have any variable interest entities and is thus not affected by FIN 46.

FAS 149

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This Statement codifies certain decisions made by the FASB as part of the Derivatives Implementation Group process by amending and clarifying the scope and implementation guidance of FASB Statement No. 133, for similar accounting treatment of contracts with comparable characteristics. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the results of operations, financial position and cash flows.

III-74

ITEM 18:  FINANCIAL STATEMENTS

Not applicable.

ITEM 19:  EXHIBITS

*1.1	Certificate of Registration and Articles of Association of Alfa Laval Special Finance AB.
*2.1

Indenture, dated November 9, 2000 by and among Alfa Laval Special Finance AB, as issuer, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as guarantor, and The Bank of New York, as trustee.

*4.1	Purchasing Contract, dated June 24, 1999, between Alfa Laval AB and Tetra Pak International SA.
*4.2

Purchase Agreement, dated November 2, 2000, among Alfa Laval Special Finance AB, as issuer, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as guarantor, Donaldson, Lufkin and Jenrette International and UBS AG, acting through its business group UBS Warburg, as underwriters.

*4.3	Intercompany Note, dated August 22, 2000, between Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as borrower, and Alfa Laval Special Finance, as lender.
*4.4	Amendment Agreement to Intercompany Note, dated November 9, 2000, between Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as borrower, and Alfa Laval Special Finance, as lender.
**4.5

Intercreditor Agreement, dated April 29, 2002, among Alfa Laval Special Finance AB, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), SEB Merchant Banking, Debt Capital Markets, a unit within Skandinaviska Enskilda Banken AB as facility agent and the lenders listed in Schedule 1 thereto.

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

4.7

Multicurrency Credit Facility, dated April 15, 2004, among Alfa Laval Treasury International AB, Alfa Laval U.S. Treasury Inc., as borrowers, and Alfa Laval AB (publ) and certain subsidiaries, as guarantor, SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) as lead arranger and facility agent, and the financial lenders named as lender therein.

4.8

Intercreditor Agreement, dated April 15, 2004, among Alfa Laval Special Finance AB and Alfa Laval Holding AB, each as intra-group debtors, SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent, and the lenders listed in Schedule 1 thereto.

7.1	Statements re: computation of earnings to fixed charges.
8.1	List of subsidiaries.
11.1	Code of Ethics
11.2	Audit and Non-Audit Services Pre-Approval Policy
12.1	Certification of Sigge Haraldsson, Chief Executive Officer of Alfa Laval Special Finance AB, pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Thomas Thuresson, Chief Financial Officer of Alfa Laval Special Finance AB, pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*                                         Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001, filed with the SEC on April 30, 2002.

**                                  Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on April 17, 2003.

III-75

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised this Annual Report to be signed on its behalf by the undersigned.

Date: April 23, 2004

Alfa Laval Special Finance AB
By:

Name: Sigge Haraldsson
Title: Chief Executive Officer
By:

Name: Thomas Thuresson
Title: Chief Financial Officer

III-76