Form 20-F
period 2004-12-31
ALFA LAVAL SPECIAL FINANCE AB
filed 2005-04-08
CIK 1144396

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 8, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004
Commission file number: 333-13690

ALFA LAVAL SPECIAL FINANCE AB
(Exact name of Registrant as specified in its charter)

The Kingdom of Sweden (Jurisdiction of incorporation or organisation)
Rudeboksvägen 1 Lund, Sweden +(46 46) 36 7000 (Address of principal executive office)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b)
OF THE ACT:
None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
TO SECTION 15(d) OF THE ACT:
12 1/8% Senior Notes due 2010

The number of outstanding shares of Alfa Laval Special Finance AB's classes of capital or common stock as of December 31, 2004:
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

Item 17 ☒    Item 18 ☐

INTRODUCTION

        The discussion under the caption "Item 5: Operating and Financial Review and Prospects" in this annual report contains references to Swedish kronor amounts on a constant exchange rate basis. These Swedish kronor amounts, which also include the impact of Alfa Laval's hedging activities, have been converted from a variety of foreign currencies, including the euro at a rate of €1.00 = SEK 9.1101, the average rate calculated on monthly closing rates issued by Reuters.

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

  •
  contractual restrictions on our ability to receive loans and dividends from certain of our subsidiaries; and

  •
  the transition from Swedish GAAP to IFRS.

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

  •
  "Alfa Laval Special Finance Group" means Alfa Laval Special Finance AB and the subsidiaries in which it holds more than 50 percent;

  •
  "Bond Loan" or, where the context so requires "Senior Notes" means the €220 million 12 1/8% senior notes due 2010 issued by us on November 9, 2000 and guaranteed on a senior subordinated basis by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor (as defined below);

  •
  "Current Intercreditor Agreement" has the meaning given under the caption "Item 5.B: Liquidity and Capital Resources—Current Intercreditor Agreement";

  •
  "Current Senior Credit Facility" means the senior multi-currency revolving facilities agreement dated April 15, 2004 entered into by Alfa Laval Treasury International AB and Alfa Laval US Treasury Inc., as borrowers, and Alfa Laval AB (publ) and others, as guarantors, for a maximum principal amount of U.S.$325 million and €150 million;

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

        The following table shows how EBITA is calculated for 2000 un-audited pro forma combined, 2001, 2002, 2003 and 2004:

	Un-audited Pro Forma Combined 2000	Year Ended December 31,
		2001	2002	2003	2004
	(SEK millions)
Operating Income	810	1,233	1,224	1,144	1,252
Amortisation of goodwill	164	178	188	191	192
Step-Up Depreciation	316	334	319	303	293
EBITA	1,290	1,745	1,731	1,638	1,737
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

        The following table shows how EBITDA is calculated for 2000 un-audited pro forma combined, 2001, 2002, 2003 and 2004:

	Un-audited Pro Forma Combined 2000	Year Ended December 31,
		2001	2002	2003	2004
	(SEK millions)
Operating Income	810	1,233	1,224	1,144	1,252
Depreciation	466	400	331	293	261
Amortisation of goodwill	164	178	188	191	192
Step-Up Depreciation	316	334	319	303	293
EBITDA	1,756	2,145	2,062	1,931	1,998
  •
  "Group" means Alfa Laval Special Finance AB and the subsidiaries in which it holds more than 50 percent for the period after August 24, 2000 and it means the former Alfa Laval Holding AB and the subsidiaries in which it held more than 50 percent for the period up to August 24, 2000;

  •
  "Guarantor" and "Alfa Laval Holding" means Alfa Laval Holding AB (formerly known as Alfa Laval Credit Finance AB and before that Alfa Laval Bostadsförvaltning AB), a limited company being a subsidiary of Alfa Laval Special Finance AB, registered under the laws of Sweden. Alfa Laval Credit Finance AB was renamed Alfa Laval Holding AB as part of its merger with its subsidiary Alfa Laval Holding AB in 2003;

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

  •
  "Original Senior Credit Facility" means the senior facilities agreement dated August 22, 2000 entered into by Alfa Laval AB, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) as borrower and other Group companies for a maximum principal amount of €651.8 equivalent term loan facilities and € 475 million equivalent revolving loan facilities. This facility was refinanced with the proceeds of a subsequent senior credit facility dated April 29, 2002, as amended and restated on July 11, 2002 and entered into by Alfa Laval Treasury International AB and Alfa Laval US Treasury Inc., as borrowers, and Alfa Laval Special Finance AB and others as guarantors for a maximum principal amount of €575 million, being €425 million term loan facilities and €150 million revolving loan facilities. This facility was in turn refinanced with the proceeds of the Current Senior Credit Facility on April 19, 2004. We are currently renegotiating the terms of our Current Senior Credit Facility. See "Item 5.B—Liquidity and Capital Resources—Current Senior Credit Facility";

  •
  "Predecessor" or "the former Alfa Laval Holding" means the former Alfa Laval Holding AB, including its consolidated subsidiaries. The former Alfa Laval Holding AB was an indirect wholly owned subsidiary of Alfa Laval AB and was during 2003 merged into Alfa Laval Credit Finance AB, which was then renamed Alfa Laval Holding AB;

  •
  "Senior Notes". See "Bond Loan" above.

  •
  "Share Sale and Purchase Agreement" means the agreement dated June 16, 2000, as amended on August 24, 2000, relating to the Acquisition;

  •
  "Subordinated Loan" means the €200.0 million subordinated vendor loan, extended by Tetra Laval Finance Limited. Alfa Laval AB used the proceeds from the Offering and the exercise of the Management Warrants and drawings under the then prevailing senior credit facility to repay the Subordinated Loan, together with accrued and unpaid interest thereon, on May 23, 2002;

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
  "Vendor" means Tetra Laval B.V..

        For definitions of operating data and key ratios used throughout this annual report, see "Item 3.A—Key Information—Definitions of Operating Data and Key Ratios".

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

3.A.    Selected Financial Data

Alfa Laval Special Finance AB

        The table below sets forth (a) selected unaudited pro forma combined financial data for Alfa Laval Special Finance AB for the year ended December 31, 2000, and (b) selected audited consolidated financial data for Alfa Laval Special Finance AB for the years ended December 31, 2001, 2002, 2003 and 2004. We acquired the former Alfa Laval Holding on August 24, 2000. The selected consolidated financial data set forth below as of and for the financial years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from, and are qualified by reference to, Alfa Laval Special Finance AB's consolidated financial statements and those of its predecessor, which have been audited by Ernst & Young, independent public accountants. The consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain material respects from US GAAP. The principal differences between Swedish GAAP and US GAAP, as applicable to Alfa Laval Special Finance AB and the Predecessor, are summarised in note 33 to our audited consolidated financial statements included elsewhere in this annual report.

        The following information should be read in conjunction with (i) "Item 3.A: Key Information—Unaudited Pro Forma Consolidated Financial Information", (ii) "Item 5: Operating and Financial Review and Prospects" and (iii) the audited consolidated financial statements of Alfa Special Finance AB and its Predecessor included elsewhere in this annual report.

Selected Consolidated Historical Financial Data for
Alfa Laval Special Finance AB

	Predecessor			Successor
	Period Ended August 23 2000	Period Ended December 31 2000	Pro Forma(1) Combined 2000	Year Ended December 31 2001	Year Ended December 31 2002	Year Ended December 31 2003	Year Ended December 31 2004
	(SEK millions, unless otherwise stated)
Consolidated Statement of Operations Data:
Swedish GAAP:
Net sales	9,295	5,717	15,012	15,830	14,595	13,909	14,986
Cost of goods sold	(5,963)	(3,951)	(10,124)	(10,348)	(9,262)	(8,976)	(9,937)
Gross profit	3,333	1,766	4,888	5,482	5,333	4,933	5,049
Other operating expenses:
Sales costs	(1,748)	(835)	(2,584)	(2,443)	(2,115)	(2,246)	(2,132)
Administrative costs	(643)	(218)	(862)	(787)	(1,027)	(866)	(925)
Research and development costs	(279)	(162)	(441)	(341)	(355)	(368)	(404)
Other operating income/(costs)	453	(482)	(27)	(499)	(424)	(118)	(144)
Goodwill amortisation	(485)	(55)	(164)	(178)	(188)	(191)	(192)
Operating income/(loss)	631	14	810	1,234	1,224	1,144	1,252
Interest and other financial income/(costs)	(125)	(329)	(802)	(861)	(764)	(327)	(180)
Income/(loss) before taxes and minority interests	506	(315)	8	373	460	817	1,072
Income tax benefit/(expense)	(245)	(56)	(105)	26	(218)	(134)	(327)
Minority interests	(36)	(12)	(48)	(32)	(34)	(42)	(45)
Net income/(loss)	225	(383)	(145)	367	208	641	700
US GAAP:
Net income/(loss)	447	(443)	(316)	294	633	1,017	918
Income/(loss) from continuing operations before cumulative effect of change in accounting principle	447	(443)	(316)	356	633	1,017	918
Depreciation and Amortisation	516	346	N/A	883	704	651	599
Ratio of earnings to fixed charges, times(3)	4.0x	—	N/A	1.3x	2.2x	3.6x	4.5x
Operating Data and Key Ratios(2):
Orders received	10,301	5,073	15,374	15,894	14,675	14,145	15,740
Order backlog	N/A	N/A	4,063	4,314	4,340	4,021	4,763
Gross margin, %	35.9%	30.9%	32.6%	34.6%	36.5%	35.5%	33.7%
Operating income	631	14	810	1,233	1,224	1,144	1,252
Operating margin %	6.8%	0.2%	5.4%	7.8%	8.4%	8.2%	8.4%
EBITDA	1,427	329	1,756	2,145	2,062	1,931	1,998
EBITA	1,116	174	1,290	1,745	1,730	1,638	1,737
EBITDA margin, %	15.4%	5.8%	11.7%	13.6%	14.1%	13.9%	13.3%
EBITA margin, %	12.0%	3.0%	8.6%	11.0%	11.9%	11.8%	11.6%

Depreciation and amortisation	796	315	946	912	838	787	746
Investment in fixed assets	133	179	312	275	277	259	388
Return on capital employed, %	N/A	N/A	16.1%	18.5%	20.3%	22.2%	24.3%
Capital employed	N/A	N/A	8,013	9,415	8,527	7,370	7,134
Capital turnover rate, times	N/A	N/A	1.9x	1.7x	1.7x	1.9x	2.1x
Return on equity, %	N/A	N/M	N/M	10.1%	4.7%	14.6%	14.6%
Equity/assets ratio, %	N/A	16.8%	16.8%	20.6%	28.6%	30.0%	33.5%
Net debt/equity ratio, times	N/A	N/A	2.1x	1.6x	0.8x	0.5x	0.4x
Average number of employees	N/A	N/A	11,001	9,693	9,292	9,194	9,400
Interest coverage ratio, times	5.4x	0.75x	2.0x	2.5x	3.4x	5.0x	7.4x
Ratio of earnings to fixed charges, times(3)	3.2x	—	N/A	1.4x	1.6x	2.6x	3.8x
Consolidated Cash Flow Statement Data:
Swedish GAAP:
Cash flows from operating activities	587	583	1,630	1,977	2,047	1,488	1,286
Cash flows from investing activities	278	(8,563)	(8,284)	112	(548)	(457)	123
Cash flows from financing activities	(997)	8,381	6,618	(2,069)	(1,443)	(1,002)	(1,523)
Consolidated Balance Sheet Data:
Swedish GAAP:
Cash and bank and other current deposits	N/A	1,230	1,230	960	1,020	1,213	672
Net working capital, excluding financial items	N/A	3,458	3,458	3,323	2,151	1,729	2,326
Total assets	N/A	18,791	18,791	17,637	15,427	14,685	13,899
Total interest bearing debt	N/A	7,880	7,880	6,652	4,519	3,614	2,556
Total shareholders' equity	N/A	3,165	3,165	3,629	4,413	4,402	4,676
US GAAP:
Total assets	N/A	19,530	19,530	18,731	16,477	15,786	15,162
Total interest bearing debt	N/A	7,880	7,880	6,847	4,683	3,727	2,689
Total shareholders' equity	N/A	3,537	3,537	4,099	5,168	5,304	5,844

(1)
Adjusted to give effect to the Acquisition and related financing, including the issue of the Senior Notes, as if they had occurred on January 1, 2000. See "Unaudited Pro Forma Consolidated Financial Information" appearing on page I-8 of this annual report for a description of the pro forma adjustments made to the 2000 accounts.

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

Definitions of Operating Data and Key Ratios

        The key ratios and certain other operating and per share data are provided in accordance with recommended Swedish market practice and are defined as follows:

Orders received	—	Represents the total of orders received from customers during the year. Management believes that orders received represents a measure of current demand for the Group's products and services. Orders received cannot be directly related to future annual revenues due to the nature of certain orders (long-term contracts), which may be recognised in earnings over several periods.
Order backlog	—
Represents total orders received, which have not yet been recognised as revenues. Management believes that order backlog provides a general indication of the trend of future net sales as the Group's order backlog represents orders for products and services which management expect to complete and recognise as revenue in future periods.
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
EBITA is not a measure of operating performance calculated in accordance with Swedish GAAP or US GAAP. EBITA should not be considered a substitute for operating income, net income, cash flow from operating activities or other statement of operations data as determined in accordance with Swedish GAAP or US GAAP, or as a measure of profitability or liquidity. EBITA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITA is included as supplemental disclosure, because we believe that it, when considered in connection with cash flows from operating, investing and financing activities, provides useful information to investors and because management considers this a key measure used to evaluate financial operating performance. EBITA, as it is generally defined, is calculated as operating income or loss (including share of earnings from associated companies), before interest, taxes and goodwill amortisation. In addition, we have added back to EBITA depreciation expense recorded on the additional basis recognised on certain tangible and intangible assets in connection with the Acquisition ("Step-Up Depreciation") when calculating EBITA because we view the step-up in asset values as equivalent to goodwill and the Step-Up Depreciation as equivalent to goodwill amortisation. Step-Up Depreciation totaled SEK 293 million in 2004, SEK 303 million in 2003, SEK 319 million in 2002, SEK 334 million in 2001 and SEK 316 million for 2000 on a pro forma annual basis. This Step-Up Depreciation is included in costs of goods sold in our financial statements. EBITA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. Since all companies do not calculate EBITA identically, the presentation of EBITA may not be comparable to similarly entitled measures of other companies.
Operating income	—	Gross profit less operating expenses (including comparison distortion items).
Operating margin (%)	—	The ratio of Operating income to net sales expressed as a percentage.
EBITDA margin (%)	—	The ratio of EBITDA to net sales expressed as a percentage.

EBITA margin (%)	—	The ratio of EBITA to net sales expressed as a percentage.
Investment in fixed assets	—	Cash flows used to acquire and/or maintain plant, property and equipment (Investments in fixed assets under cash flow from investing activities in the consolidated cash flow statement).
Return on capital employed (%)	—	EBITA in relation to average capital employed, expressed as a percentage.
Capital employed	—
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
Capital turnover rate, times	—	Ratio of net sales to average capital employed.
Return on equity (%)	—	The ratio of net income divided by total equity expressed as a percentage.
Total interest bearing debt	—
Total interest bearing debt comprises the sum of long-term liabilities, liabilities to credit institutions as reported under current liabilities, capitalised financial leases, and interest bearing pension liabilities.
Net debt	—	Net debt comprises total interest bearing debt (see definition above) less cash and bank and other current deposits.
Equity/assets ratio (%)	—	The ratio of total equity to total assets expressed as a percentage.
Net debt/equity ratio	—	Ratio of net debt (see definition below) to total equity, expressed as a multiple.
Interest coverage ratio, times	—	The ratio of EBITDA less interest and other financial income/(costs), plus interest costs to interest costs, expressed as a multiple.
Net working capital excluding financial	—	Current assets, excluding cash and bank and other current deposits, less current liabilities items excluding liabilities to credit institutions.
Ratio of earnings to fixed charges	—
The ratio of earnings (as defined) to fixed charges, expressed as a multiple. Earnings are defined as income before taxes plus fixed charges. Fixed charges are defined as interest expenses plus one-third of rental expense on operating leases, which represents the portion of rental expenses deemed to be attributable to interest.

Unaudited Pro Forma Consolidated Financial Information for
Alfa Laval Special Finance AB

        The unaudited pro forma consolidated financial information for the year ended December 31, 2000 has been prepared on the basis of our audited consolidated statement of operations and the audited consolidated statement of operations of the former Alfa Laval Holding, our predecessor, for 2000, which has been prepared in accordance with Swedish GAAP. Swedish GAAP differs in certain significant respects from US GAAP. See note 33 to our consolidated financial statements for the year ended December 31, 2000, for a description of such differences, as they apply to Alfa Laval Special Finance AB. This pro forma consolidated financial information has not been prepared in accordance with Article 11 of Regulation S-X. The audited consolidated information has been adjusted to give effect to the Acquisition and related financing transactions including the offering of the Senior Notes, in each case as if such transactions had been completed on January 1, 2000, as described in the notes set forth below. In addition, the pro forma consolidated financial information has been adjusted to reflect purchase accounting under US GAAP. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition would actually have been had such transactions in fact occurred on January 1, 2000 or to project our results of operations for any future period or our financial condition for any future date.

Alfa Laval Special Finance AB
Unaudited Pro Forma Consolidated Statement of Operations
for the year ended December 31, 2000

		Swedish GAAP				US GAAP
					Pro Forma Combined Year ended December 31, 2000
	Predecessor period ended August 23, 2000	Successor period ended December 31, 2000	Pro Forma Adjustments			Adjustments	Pro Forma Year ended December 31, 2000
	(SEK millions)
Consolidated Statement of Operating Data:
Net sales	9,295	5,717			15,012	(200)	14,812
Cost of goods sold	(5,963)	(3,951)	(210)	(1)	(10,124)	(82)	(10,206)
Gross profit	3,332	1,766			4,888		4,606
Other operating expenses:
Sales costs	(1,749)	(835)			(2,584)		(2,584)
Administration costs	(643)	(218)			(861)	61	(800)
Research and development costs	(279)	(162)			(441)	(45)	(486)
Other operating income	258	268			525	30	555
Other operating costs	(327)	(356)			(683)	(291)	(974)
Goodwill amortisation	(485)	(55)	376	(2)	(164)	6	(158)
Comparison distortion items	524	(394)			130	394	524
Operating income/(loss)	631	14			810		683
Interest and other financial income	139	111			250		250
Interest and other financial costs	(264)	(440)	(348)	(3)	(1,052)	(10)	(1,061)
Income/(loss) after financial items before taxes and minority interests	506	(315)			8		(128)
Income tax benefit/(expense)	(245)	(56)	195	(4)	(105)	(34)	(140)
Minority interests	(36)	(12)			(48)		(48)
Net income/(loss)	225	(383)			(145)		(316)

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

(3)
Reflects the elimination of interest expense associated with Tetra Laval debt incurred prior to the Acquisition and the related financing and the addition of interest expense associated with the incurrence of the new debt under the Original Senior Credit Facility and the issuance of the Senior Notes to refinance the bridge loan facility as if the Acquisition and the related financing had occurred on January 1, 2000. The adjustment also includes the amortisation of additional debt issuance costs related to the Original Senior Credit Facility and the Senior Notes as if the Acquisition and the related financing had occurred on January 1, 2000. The amounts outstanding under the Original Senior Credit Facility bear interest at a rate of 1.5% over the applicable inter-bank offered rate. For purposes of this pro forma financial information, we have assumed an effective interest rate of 7.2%. A 1/8 per cent variance in floating interest rates would result in a change in interest expense of SEK 7 million. The interest on the Senior Notes is 12.125%.

        The adjustment to interest expense is determined as follows:

	Interest Rate	Amount	Additional interest as if incurred on January 1, 2000
	(SEK in millions)
Actual interest on refinanced Tetra Laval Debt			(84)
Original Senior Credit Facility	7.2%	5,730	250
Actual interest on bridge loan facility			(44)
Senior Notes issued to repay bridge loan facility	12.125%	1,950	202
			324
Original Senior Credit Facility debt issue costs amortised over 8 years		228	18
Senior Notes issue costs amortised over 10 years		71	6
Total incremental interest expense			348

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

        There are no other adjustments.

US GAAP Adjustments

        The adjustments reflect the sum of the reconciliation adjustments of the consolidated statements of operations for the period January 1, 2000 to August 23, 2000 and for the period August 24, 2000 to December 31, 2000, as described in note 33 of our December 31, 2000 consolidated financial statements. The adjustments also reflect certain reclassifications for the realisation of stepped-up values relating to the Acquisition that are presented as comparison distortion items in the Swedish GAAP financial statements. In addition, the US GAAP adjustments reflect the pro forma impact of applying US GAAP differences in purchasing accounting as if the transaction had occurred on January 1, 2000. Such differences result in higher cost of goods sold relating to amortisation of intangible assets and lower goodwill amortisation.

Exchange Rate Information

        The following table sets forth, for the periods ended and dates indicated, certain information concerning the exchange rate for Swedish kronor to US dollars based information published by the Swedish Central Bank, or Riksbanken. No representation is made that Swedish kronor amounts have been, could have been or could be converted into US dollars, or vice versa, at such exchange rates or at any other rate. On April 5, 2005, the rate was $1.00 = SEK 7.16.

	Swedish kronor per one US dollar
Year ended December 31,	Period End(1)	Average Rate(2)	High	Low
1999	8.53	8.27	8.66	7.71
2000	9.54	9.17	10.33	8.34
2001	10.67	10.33	11.00	9.27
2002	8.83	9.71	9.08	8.81
2003	7.25	8.08	8.80	7.25
2004	6.60	7.33	7.75	6.58
2004 October	7.10	N/A	7.37	7.07
2004 November	6.74	N/A	7.14	6.73
2004 December	6.60	N/A	6.83	6.58
2005 January	6.99	N/A	6.99	6.66
2005 February	6.82	N/A	7.12	6.82
2005 March	7.06	N/A	7.06	6.74
2005 April (through April 5, 2005)	7.16	N/A	7.16	7.06

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

This annual report contains certain forward-looking statements concerning, among other things, our revenue growth, EBITA margin and return on capital employed targets. These forward-looking statements are subject to risks and uncertainties that could cause actual revenue growth, EBITA margin and return on capital employed to be substantially lower than those expressed or implied by such statements.

        In order to achieve our strategic objectives, we have set targets for revenue growth, EBITA margins and return on capital employed, each as more fully described under "Item 5.A: Operating and Financial Review and Prospects—Operating Results—Overview". These targets are inherently forward-looking and are subject to risks and uncertainties that could cause actual revenue growth, EBITA margin and return on capital employed to be substantially lower than those expressed or implied by such statements. There can be no assurances that such targets for revenue growth, EBITA margins and return on capital employed actually will be realised.

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

        We rely on raw materials such as stainless steel, carbon steel, copper and titanium for the manufacture of our products, the prices for which are volatile. During 2004 the Group has experienced higher prices for many raw materials, but in particular for stainless steel, carbon steel, copper and titanium. Shortages of supply have also occurred in the past and may occur in the future. There have been indications of shortages of supply of titanium in 2004. This conclusion has been derived from contacts with our suppliers and certain customers. We depend on three suppliers for titanium and are subject to a substantial lead time in ordering and obtaining titanium from sources other than our key suppliers. The number of titanium suppliers is limited and a change of suppliers could cause a delay in manufacturing products such as our large heat exchangers, increase our costs and result in a loss of sales. Shortages of, or price increases for, supplies could have a material adverse effect on our ability to manufacture and sell certain of our products in a timely and cost-effective manner.

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

        As of December 31, 2004, we had approximately 9,527 employees, the majority of whom are represented by unions. The majority of our material collective bargaining agreements with these unions range from one to five years in duration. We may not be successful in negotiating new collective bargaining agreements. Moreover, negotiations may result in significant increases in the cost of labour or a breakdown in negotiations leading to a disruption of our operations. Any such action could have a material adverse effect on our results of operations.

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

        We have a significant amount of debt. As of December 31, 2004, we had total consolidated debt of SEK 2,556 million. If we had drawn down all amounts available under our Current Senior Credit Facility, the maximum amount of debt that would have been outstanding at December 31, 2004 would have increased by SEK 2,206 million to SEK 4,762 million.

        Our annual debt service based on the outstanding debt at December 31, 2004 is SEK 33 million in interest expense and interest payments. The Current Senior Credit Facility is amortisation free. Actual repayments for 2004 totalled SEK 711 million. Through April 1, 2005, we have drawn an additional net of SEK 432 million, mainly related to the acquisition of Packinox. See notes to the consolidated financial statements under "Events after the balance sheet date" on page III-19 of this annual report.

        Our Senior Notes have a fixed charge of 12.125%. We are not required to maintain hedging under the terms of the Current Senior Credit Facility. If the interest rate is increased by 1 percentage unit on all loans with a floating interest charge, our annual debt service cost will increase by SEK 9 million.

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

        In addition, since all the borrowings under our Current Senior Credit Facility are at variable rates of interest, we will be required to make larger payments if interest rates increase.

        Our ability to make scheduled payments of the principal, to pay interest on or to refinance our debt, including the Senior Notes, and to make payments on our other obligations depends on our future performance. Certain aspects of our future performance are subject to economic, financial, competitive and other factors beyond our control. We may not be able to generate sufficient cash flow from operations in the future to service our debt and make necessary capital expenditures. If we fail to do so, we may be required:

  •
  to refinance some or all of our existing debt;

  •
  to sell assets in order to make debt service payments; or

  •
  to obtain additional financing.

        We may not be able to undertake any of these refinancing plans, sell any of our assets or obtain additional financing, particularly as our Current Senior Credit Facility contains a covenant restricting disposals of assets.

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

We depend on payments from our subsidiaries to make payments on the Senior Notes. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations on the Senior Notes. In addition, our Current Senior Credit Facility restricts our subsidiaries' ability to provide funds to us and we may be unable to pay you amounts due on the Senior Notes.

        Our only assets are shares in our wholly owned subsidiary, the Guarantor, and an intercompany loan to the Guarantor. Our cash flow and our ability to service the Senior Notes and any other debt depend solely upon the cash flow of our subsidiaries and our receipt of funds from them in the form of loans, dividends, interest or otherwise. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations. Our subsidiaries have debt that is senior to the Senior Notes aggregating to SEK 1,511 million.

        In addition, the terms of the Current Senior Credit Facility restrict our subsidiaries' ability to provide funds to us. See "Item 5.B: Operating and Financial Review—Liquidity and Capital Resources". This ability may be further restricted by applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject. In particular, the Current Intercreditor Agreement for the Current Senior Credit Facility restricts payments under the intercompany loan. Payments to us under this loan, and therefore payments under the guarantee in relation to the Senior Notes, may also be suspended in the case of a payment default under the senior credit facilities until the payment default is remedied and, in the case of a non-payment default, are subject to standstill provisions for up to 179 days.

        The Current Intercreditor Agreement permits us, subject to certain restrictions, to make payments of principal on the Senior Notes.

None of our operating subsidiaries are guarantors of our obligations under the Senior Notes and your rights to receive payments on the Senior Notes may be affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidation or reorganises.

        We expect to obtain the money to pay the principal and interest on the Senior Notes from our operating subsidiaries. We are a holding company that does not conduct any business operations. Accordingly, the Senior Notes are structurally subordinated to the obligations of our subsidiaries other than the Guarantor, which guaranteed the Senior Notes on a senior subordinated basis. Our subsidiaries are separate and distinct legal entities. Other than the Guarantor, which is also a holding company, our subsidiaries will have no direct obligation, contingent or otherwise, to pay any amount due under the Senior Notes or to make any funds available to us to allow us to make those payments. In the event of an insolvency, liquidation or other reorganisation of any of our subsidiaries, our creditors (including you) will have no right to proceed against their assets. Creditors of these subsidiaries, including lenders under the terms of the Current Senior Credit Facility, will be entitled to payment in full from the sale or other disposal of these assets before we, as a shareholder, would be entitled to receive any distribution therefrom, except to the extent that we may be a creditor with recognised claims against these subsidiaries. Moreover, the guarantee of our obligations by the Guarantor ranks behind, and is subordinated to, all of its existing and future obligations under the Current Senior Credit Facility and can be subordinated, at our designation, to other senior debt incurred by the Guarantor. Payments under the guarantee may be suspended in the case of a payment default under the Current Senior Credit Facility until the payment default is remedied and, in the case of a non-payment default, are subject to standstill provisions for up to 179 days.

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

        The indenture under which our Senior Notes were issued and our Current Senior Credit Facility restrict our ability to, among other things:

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

        The Current Senior Credit Facility requires us, to meet certain financial tests and ratios. We may not be able to meet these tests for reasons beyond our control, which would trigger an event of default under that facility even if we could still continue to make payments to you on the Senior Notes.

A change in the estimated useful life, or a write-off, of goodwill could negatively affect our operating results and net worth.

        A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect our operating results and net worth. The Acquisition and the related financing resulted in the recognition of a substantial amount of goodwill. At December 31, 2004, goodwill totaled SEK 2,795 million, compared to total assets of SEK 13,899 million and shareholders' equity of SEK 4,676 million. We have estimated the useful life associated with the goodwill acquired in 2000 to be 20 years. Subsequent changes in the industries in which we operate, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill, which would have a material adverse effect on our earnings.

The largest shareholder in our parent company Alfa Laval AB, Tetra Laval, has a significant influence, and its interests may conflict with yours. Tetra Laval may take actions that prevent or hinder us from making payments on the Senior Notes.

        Tetra Laval B.V. owns 17.7% of the shares of Alfa Laval AB, our parent holding company, which owns 100% of our outstanding share capital. Consequently Tetra Laval B.V. can affect our strategic decisions, our legal and capital structure and our day-to-day operations.

        If circumstances arise where Tetra Laval's interests conflict with your interests—if, for example, we were to encounter financial difficulties or were unable to pay our debts as they matured—you could be disadvantaged by Tetra Laval's ability to take actions contrary to your interests. In addition, Tetra Laval may benefit if we pursue acquisitions, divestitures, financings, currency exchange or interest rate hedging or other transactions that, in their judgement, could enhance the value of their equity investment, even though these transactions might involve risk to holders of the Senior Notes.

Tetra Laval is our largest customer based on net sales. If we fail to retain Tetra Laval as a customer and/or distributor for our products and services, our business and financial condition could be adversely effected.

        For the year ended December 31, 2004, approximately 5.4% of our net sales were attributable to direct sales to Tetra Laval. If our sales to or through Tetra Laval were to significantly decrease, we may not be able to offset this decrease through a corresponding increase in sales to or through other customers and distributors, and such decrease, over time, could have a material adverse effect on our business, financial condition or results of operation.

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

        Our registered and principal executive offices are located at Rudeboksvägan 1, Lund, Sweden, and the telephone number at that address is +46 46 36 70 00. Our agent in the United States is CT Corporation, 1633 Broadway, New York, New York 10019. We are a private company with limited liability incorporated under the laws of the Kingdom of Sweden.

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

        The Acquisition was financed, in part, by borrowings under a bridge loan facility, which was subsequently refinanced through the issuance of our Senior Notes and a €200 million investment by Tetra Laval B.V. in Alfa Laval AB in the form of the Subordinated Loan. The balance was subscribed for in cash by Industri Kapital 2000 and management, and by Tetra Laval retaining ownership in Alfa Laval AB.

        In connection with the Offering, the capital structure of the Alfa Laval Group was changed. See "Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity Requirements".

        For an illustration of our corporate organisation after the Acquisition and its financing, see "Item 4.C: Information on the Company—Organisational Structure".

Historic Capital Expenditures

        In 2002, 2003 and 2004 we made investments in fixed assets of SEK 277 million, SEK 259 million and SEK 388 million, respectively, in each case mainly to maintain and upgrade our machinery and equipment. Acquired product concessions were SEK 36.6 million in 2004. In 2004 we invested in expanding the capacity and production processes in respect of our production facility in Lund, Sweden for plate heat exchangers. We also invested in expanding capacity and enhancing productivity at the Ronneby site for the growing product group of brazed heat exchangers. This site has also seen preparatory investments to support full-scale production of the newly introduced Alfa Nova heat exchanger. Further investments intended for most product groups, have continued in both China and India, to support the overall growth in this region. The investments during 2003 were characterized mostly by ordinary course replacements of machinery. In 2002 an expansion of the production facility was made in Richmond, Virginia in the US and capacity investments for manufacturing of brazed heat exchangers was made in Ronneby.

        For a discussion of our current capital expenditure programme, see "Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Future Capital Expenditure".

4.B. Business Overview

Overview

        We are a leading global provider of specialised process engineering solutions and equipment based on three key technologies—heat transfer, centrifugal separation and sanitary flow technology. Under our widely recognised brand name, Alfa Laval, we service our customers globally through ten distinct customer segments with an international sales force in over 100 countries. We were founded in Sweden in 1883 by Gustav de Laval, the inventor of the continuous separator. We are a market leader in our target markets of compact heat exchangers, centrifugal separators and sanitary flow equipment. Our products, which we sell individually and in combination with each other to form systems and solutions, are designed to optimise the performance of our customers' manufacturing processes, and as a result are often critical to them. For the year ended December 31, 2004, we had net sales of SEK 14,986 million, operating income of SEK 1,252 million and EBITA (as defined herein) of SEK 1,737 million.

        Our key technologies are as follows:

  •
  Heat transfer technology. Our heat exchangers are used in a variety of industries for applications such as heating, cooling, ventilation, evaporation and condensation of fluids. Due to the many applications in which heat exchangers can be used, we have a very large and geographically diversified customer base consisting of plant owners and operators of manufacturing facilities within industries such as marine, oil and gas production, refining, heating, ventilation and air conditioning, food processing and power generation. We believe, based on our market knowledge, that we are the global market leader in plate heat exchangers and that we had a global market share of close to approximately 40% in the plate heat exchanger market in 2004.

  •
  Centrifugal separation technology. Our centrifugal separation equipment, systems and decanters are used to separate liquids from liquids and solid particles from liquids and are an integral part of a wide variety of industrial processes. Examples of applications include fuel oil cleaning systems for ship engines and power stations, the separation of cream from milk in the dairy industry and the removal of sludge from water in waste-water treatment plants. Our products are vital to raising quality and productivity in areas such as process industries, crude oil extraction and production and waste-water treatment. Our separation equipment is sold to a wide variety of industries, including the food and beverage, marine, water technology, power generation and oil and gas industries. We believe, based on our market knowledge, that we are a global market leader in centrifugal separation equipment and that we had the leading global market share of approximately 25% in 2004.

  •
  Sanitary flow technology. Our pumps, valves and installation material, including piping and connections, are used for fluid handling applications such as the production of dairy products, beverages, food, health and beauty products and pharmaceutical products. Due to the many applications for which we provide sanitary flow equipment, we have a very large and geographically diversified customer base, principally in the food and beverage industry and waste-water treatment, power generation, biochemical and pharmaceutical industries. Tetra Pak is our preferred distributor for certain sanitary flow products, principally to liquid food processor end-users, the area in which Tetra Pak itself operates. We believe, based on our market knowledge, that we are a market leader in sanitary applications and that we had a global market share of approximately 10% in 2004.

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

        We have a diverse customer and geographic base, which we believe mitigates the impact of an economic downturn in any one part of the world or in any given industry. The following charts illustrate our sales by customer segment and by geographic region for the year ended December 31, 2004:

Net sales by segments in 2004	Net sales by geographic region in 2004

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

  •
  Diversification by customers and geographical presence. We serve over 20,000 customers. During 2004, our ten largest customers accounted for approximately 10% of our net sales. Our products are sold separately or in combination to a wide variety of industries in over 100 countries. We believe that this customer and geographic diversity mitigates the impact of an economic downturn in any one part of the world or in any given industry.

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

  •
  Potential for margin expansion and strong cash flows. Since the Acquisition, our management has established a successful record of cost reduction and margin expansion, evidenced in having increased operating margins from 1.7% in 1999 to 8.4% in 2004 and EBITA margins from 6.7% in 1999 to 11.6% in 2004. Our continuing focus on cost reduction provides us with a potential for further margin improvement. This focus, combined with the low capital intensity of our business, generates strong cash flows, which provide a stable basis from which to realises our future growth potential.

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

  •
  Expand the parts and services business. We intend to continue to expand our higher margin, stable and recurring parts and services business. As part of this strategy, we have now established a more focused parts and services function within our two divisions. We will continue to leverage off our substantial installed base of heat exchangers and centrifugal separators, many of which consume spare parts and require servicing throughout their typical life span of approximately 5 to 20 years. We intend to increase the level of our parts and services business by more effectively tracking our installed base of equipment and by selling ongoing customer service contracts along with our products and systems and at the time of their original sale. We believe that by emphasising parts and services we can improve margins with limited additional capital investment. Our focus on the parts and services business is reflected in the increased contribution of this business from 22% of net sales in 1999 to 25% of net sales in 2004.

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

Continuous improvement

  •
  Reduce our cost base. We will continue our efforts to reduce our cost base and increase our operating margins and EBITA margins by consolidating and reducing excess manufacturing capacity, reducing headcount, increasing the outsourcing of certain components and shifting certain production to lower cost manufacturing countries. We will continue to restructure our sales and distribution organisation with the goal of reducing overhead costs by centralising shared services. We aim to achieve further cost savings through various initiatives in purchasing, as well as seek savings in our day to day non-production related activities. Through our continuing cost reduction activities, we have successfully increased our Operating margin from 1.7% in 1999 to 8.4% in 2004 and EBITA margin from 6.7% in 1999 to 11.6% in 2004.

Equipment Division

        The following table sets forth details of our five customer segments, their principal end-user markets and their representative customers within our Equipment division. The Parts and Services segment for both the Equipment division and the Process Technology division constitutes the tenth customer segment within Alfa Laval.

Customer Segment	End-User Markets	Representative Customers	% of 2004 Sales
Sanitary	Dairy, food products and beverages, pharmaceutical and healthcare industries	Nestlé, Coca Cola, Procter & Gamble, Tetra Pak	25%
Comfort & Refrigeration	Heating, cooling, air conditioning and refrigeration industry	Uppsala Energi, Climespace, York, Mycom	24%
Marine & Diesel	Shipping, ship building and power generation industries	Hyundai, Finncantieri, Wärtsila	16%
OEM Equipment	Manufacturing (diesel engines, boilers, air conditioning, air dryer and condensing unit) industry	Vaillant, Caterpillar, Carrier	9%
Fluids & Utility	Manufacturing (automotive, metal working and electronic) industry	GM, Scania, Daimler Chrysler, Samsonite	3%
Total Capital Sales			77%
Parts and Services			23%
Total			100%

        Our Equipment division, employing 2,026 personnel as of December 31, 2004 and accounting for SEK 8,250 million, or 55%, of our total net sales in the year ended December 31, 2004, serves customers who typically have a well-defined and regular need for our products and require more component-type products. Our Equipment division utilises multiple distribution channels to generate sales, including its direct sales force, distributors, strategic partners (including Tetra Pak), OEMs (such as boiler manufacturers) and the Internet, all as more fully described under "—Marketing and Distribution" below. In 2004, approximately 45% of net sales in our Equipment division were related to our heat transfer technology, approximately 32% to our sanitary flow equipment, and approximately 19% to our centrifugal separation technology and approximately 4% to other proprietary equipment

        Sanitary.    The Sanitary customer segment is focused on the provision of fluid handling equipment to the dairy, beverage, food and pharmaceutical industries. These industries are characterised by stringent safety and hygiene requirements. Our heat exchangers, pumps, valves, installation and tank equipment are used to heat, pump, regulate, process and transport fluid products such as milk, cheese, yoghurt, soft drinks, beer, processed food, skin lotions, shampoo and medicine. Transporting and directing such liquids safely and efficiently is critical to our customers' processes. We believe we are a significant supplier of hygienic fluid handling equipment, manufacturing a comprehensive range of pumps, valves and fittings. On January 31, 2003, the Danish Toftejorg A/S Group was acquired adding advanced tank cleaning equipment to Alfa Laval's offering to the Sanitary and Marine industries.

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

        Marine & Diesel.    In the Marine & Diesel customer segment, we are a significant supplier of separators, compact heat exchangers and fresh-water generators, which we sell to ship yards and diesel engine manufacturers. We believe that more than half of all ships in service are equipped with our equipment, giving us a leading market position in this sector. Our equipment is used for fuel and lubricating oil cleaning processes and engine cooling and fresh water production. On January 31, 2003, the Danish Toftejorg A/S Group was acquired adding advanced tank cleaning equipment to Alfa Laval's offering to the Sanitary and Marine industries.

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

Customer Segment	End-User Markets	Representative Customers	% of 2004 Sales
Food Technology	Food products, protein and beverage industries	Anheuser-Busch, ADM, Heineken	26%
Process Industry	Chemical, petrochemical and natural resources (sugar, starch and yeast) industries	BASF, Bayer, Cargill,	20%
Energy and Environment	Waste-water treatment, oil, gas and power industry, land based desalination industry	General Electric, Exxon, Statoil, City of Chicago, Mitsubishi (power plants), Siemens	18%
Life Science Technology	Biotech and pharmaceutical industry	Eli Lilly, GlaxoSmithKline, Genentech	8%
Total Capital Sales			72%
Parts and Services			28%
Total			100%

        Our Process Technology division, employing 2,979 personnel as of December 31, 2004 and accounting for SEK 6,683 million, or 45%, of our total net sales in the year ended December 31, 2004, serves customers that require customised solutions to optimise their processes and for which it is critical for us to demonstrate an in-depth knowledge of their processes. For example, we supply customised turn-key process technology solutions (including high speed separators, decanter centrifuges, hydro-cyclone systems and filters) for the extraction of starch from corn, wheat, potatoes and tapioca. Our systems handle the preparation of the raw materials through to the final processing of the various end products. Our decanters, hydro-cyclone systems and dryers are used in splitting, purifying and washing processes in starch extraction. Sales to customers requiring customised solutions are principally channeled through our own sales companies, more fully described under "—Marketing and Distribution" below. Based upon our process and product expertise, in combination with our technologies, we offer a range of bundled packages, from individual products to specialised solutions, together with attentive customer service. In 2004, approximately 54% of net sales in our Process Technology division were related to our centrifugal separation technology, approximately 33% to our heat transfer technology, approximately 10% to other proprietary equipment, approximately 2% to our sanitary flow technology and approximately 1% to our membrane technology.

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

        Life Science Technology.    In the Life Science Technology customer segment, we have a strong position in the traditional chemical and the pharmaceutical industry, as well as in the bio-tech industry. Our centrifugal separators play a key role in cell separation during the manufacture of pharmaceutical products in the bio-tech industry. Our heat exchangers are used for heating, cooling and thermal regulation of their processes. On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the United States. bioKinetics is a North American leader in technology-driven integrated process solutions for the biotech and pharmaceutical industries. bioKinetics' main products are modular designs that mainly focus on mammalian cell cultures. These modules are predominantly bioreactor modules, but also modules for cell harvesting, purification and bio-deactivation. In the bioKinetics customer base leading pharmaceutical and biotech companies such as Amgen, IDEC, Lonza and Merck can be found. Life Science is a market where Alfa Laval already today is active with all core products. However, as the Life Science market shows a very high growth Alfa Laval has to secure that the potential is captured also through acquisitions.

Parts and Services

        We have recently increased our focus on the higher margin parts and services business within both our Equipment and Process Technology divisions. Our parts and services business covers the maintenance of equipment and systems, the supply of spare parts, the training of personnel and efficiency audits. We have 70 service centres around the world. In 2004, 25% of Group sales were derived from this business, as compared to 22% in 1999.

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

Operations Division

        Supporting our two principal divisions is a centralised Operations division that performs three functions for our Group—purchasing, logistics and manufacturing. Our Operations division employed 4,036 personnel, as of December 31, 2004. The purchasing unit, which is organised by commodity group and region, is responsible for purchasing strategy, volume and supply agreements, development of relationships with suppliers and outsourcing. The logistics unit, which is organised by region and product, is responsible for all distribution operations in the sales organisation supply chain between us, our customers and our distributors. It is also responsible for inventory management, order processing, warehousing, transport and freight. The manufacturing unit, which is also organised by product and region, is responsible for all of our manufacturing sites which produce both components and complete products for supply to our customers. The production unit has the responsibility for long-term production planning and development. In centralising these three principal functions, we aim to streamline our operations, increase our efficiency and productivity, reduce our operating costs and exploit economies of scale. Our Group headquarters continues to have sole responsibility for all human resource, information technology and information systems, communications, finance and legal activities.

        For a description of our manufacturing facilities, see "Item 4.D: Information about the Company—Property, Plant and Equipment".

Supplies

        Our principal raw materials are titanium, sheet stainless steel, rubber gaskets, carbon steel frames, copper and, in relation to our sanitary flow products, rubber, plastic and cast iron. We purchase our supplies from over 3,500 suppliers located in Europe, North America and Asia. One supplier accounted for 6% of our purchasing volume in 2004, but no other single supplier accounted for more than 3%. We are not dependent on any one supplier and alternative sources of supply are generally available, although we do depend on three suppliers for titanium and we are subject to a substantial lead time in ordering and obtaining titanium from other sources. Shortages of supply have occurred in the past and may occur in the future. There have been indications of shortages of supply of titanium in 2004. This conclusion has been derived from contacts with our suppliers and certain customers. Supply contracts are typically negotiated on a 6 to 12 month basis and use of consignment stock, or stock that is owned by the supplier until used in production, is more frequently being used with core suppliers as a way to free up working capital. In addition to purchasing raw materials, we also purchase certain components, including motors and electrical systems, which we integrate into some of our products, principally our separators.

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

Plate heat exchangers

        The plate heat exchanger is our main product. We believe that plate heat exchangers combine high efficiency with low investment and operating cost. It consists of a pack of metal plates with portholes for the passage of two fluids, between which heat transfer takes place. There are three types of plate heat exchangers; gasketed, brazed and welded. Gasketed plate heat exchangers are sealed with rubber gaskets and are typically used on ships as part of the cooling process of engine oil. Brazed heat exchanges are a variant of the gasketed heat exchanger and evolved in response to the need for a compact plate heat exchanger for high pressure and high temperature applications, such as district heating or refrigeration. Welded heat exchangers are heavy-duty products and are typically used for high pressure and high temperature applications. The price range for gasketed plate heat exchangers is approximately SEK 5,000-SEK 2 million, for brazed heat exchangers, approximately SEK 300-SEK 20,000 and for welded heat exchangers approximately SEK 15,000-SEK 1.5 million.

Spiral heat exchangers

        Spiral heat exchangers, which are self-cleaning, are typically used for more difficult applications where, for example, temperatures and pressures are higher or where fluids contain a high level of solids, such as sludge or pulp fibers. The price range for a spiral heat exchanger is approximately SEK 20,000-SEK 2 million.

Air cooling heat exchangers

        Air cooling heat exchangers are widely used for air conditioning and refrigeration. The price range for an air cooling heat exchanger is approximately SEK 6,000-SEK 250,000.

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

Valves

        Valves are used to regulate and redirect liquid flows. Our sanitary diaphragm valve combines reliability with sterile treatment capacity. For example, butterfly valves are shut-off valves that require limited space in a production line, are low-weight and relatively inexpensive. Prices range from approximately SEK 500-SEK 35,000.

Hynetics Formulation System

        This product is aimed directly at the pharmaceuticals industry. It is a system designed for single-use and is applied for dissolving and mixing of various types of media and drug formulations. The system consists of a simple stainless steel tank, motor and controls. A patented single use bag with an integrated mixing device is placed inside the tank and thus acts as a liner and is used only once. After each production batch the liner and mixer are disposed of and replaced by a new bag for next production. This eliminates the need for cleaning and validation and save cost for the user. It also prevent cross contamination between different batches. Prices range from approximately SEK 180,000-SEK 2 million (30 litre—10,000 litre systems) and the single use bags for SEK 1,800-SEK 7,500 each.

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

Our Markets

        The impetus behind our restructuring was a commitment to shift our focus from our products to our customers. Our products and services, however, remain based upon our three key technologies of heat transfer, centrifugal separation and sanitary flow. Our Equipment and Process Technology divisions, therefore, continue to operate and compete in our traditional markets for heat transfer, centrifugal separation and sanitary flow products.

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

Heat transfer technology industry

        The heat transfer technology market includes a number of different heat exchangers, including shell and tube heat exchangers, air cooling exchangers, cooling towers and plate heat exchangers. Alfa Laval is focused on the compact heat exchanger market, in particular the plate heat exchanger market. We define the compact heat exchanger market to include brazed, welded and gasketed plate heat exchangers. The market for plate heat exchangers, which has historically been characterised by strong growth and a small number of global players, includes a number of different heat exchangers, including brazed, gasketed and welded heat exchangers, which are all variations on the plate design. We estimate that the size of the global heat exchanger market is approximately EUR 10.0 billion, of which we estimate EUR 1.5 billion, represents the global market for our current range of plate heat exchangers. Plate heat exchangers represent the fastest growing segment of the global heat exchanger markets. We believe this is due to the more compact size, modular design, lower price and higher energy efficiency of the plate heat exchangers as compared to the more traditional shell and tube heat exchangers technology. Moreover, plate heat exchangers are typically more hygienic, easier to maintain and better suited to the majority of applications as compared to the shell and tube heat exchangers. As end users become increasingly confident with the plate heat exchanger technology, we believe that the European, Asian and US markets will continue their strong growth as traditional shell and tube technology is replaced with plate heat exchanger technology.

        As heat exchangers improve in sophistication, after-sales support has become an essential service for end users. There has also been a greater emphasis on giving advice to customers relating to the operation and maintenance of equipment. Customer support has therefore become an important competitive factor. The market for parts and services business generates high margins but is highly fragmented, consisting of a number of small companies, which primarily operate on a local basis.

Separation equipment industry

        The separation equipment market includes the market for filtration equipment, gravitational (or sedimentation) separation equipment and centrifugal separation equipment. We define the centrifugal separation market as decanters centrifuges and high speed separators. We estimate that the market for liquid sedimentation and centrifugal separation equipment is approximately EUR 3.5 billion. Of this, EUR 2.0 billion represents the centrifugal separation equipment market, defined as decanter centrifuges, disc centrifuges and other centrifuges. Within the centrifugal separation equipment market, disc centrifuges and decanter centrifuges are the two dominant technologies, representing more than 50% of this market. The centrifugal separation market is served primarily by a small number of global players.

        For many years, there has been a move away from conventional methods of separation, such as gravitational separation techniques and filter presses towards centrifugal technology. Unlike conventional techniques, which require regular interruption to the process in order to allow cleaning to take place, centrifugal separation is a continuous process. We believe our customers are confident in the application of centrifugal technology, for example in the clarification process within the brewing industry. However, we expect the highest growth to come from the biotechnology, pharmaceutical and environmental industries.

        Parts and services support is becoming increasingly more important. The market for parts and services for centrifugal separation equipment is highly attractive as the technology is relatively complex and in practice only the original manufacturers possess the technological know-how. In the service environment for other less sophisticated centrifugal separators, the competition is based on customer proximity and response time.

Flow applications industry

        The market for flow control equipment consists principally of sanitary liquid handling equipment, including pumps, valves and fittings. Alfa Laval is active within the sanitary flow technology market, a market which demands high quality products with an ability to treat liquids with a high level of hygiene in industries such as food, bio-technology, pharmaceutical, cosmetics, healthcare, oil and protein. We estimate that the overall market for sanitary flow applications is approximately EUR 4.0 billion. Flow applications are integral in the context of an overall, systemic process and as companies continue to improve efficiency in their processes, automation is becoming an increasing focus evidenced by the demand to increase the ratio of automated to manual valves.

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

Competition

        Our main competitors are still differentiated according to technology. The competition we face in each of our key technologies of heat transfer, centrifugal separation and sanitary flow equipment is as follows:

  •
  Heat transfer technology. Our competitors in the heat technology industry vary in size and in the scope and breadth of the products and services they offer. In addition, competition varies significantly among geographic regions. Our principal competitors in plate heat exchangers include Tranter/SWEP, Invensys/APV, mg technologies/GEA, Hisaka and Sondex. We also compete with Kapp(HES), Kurose and Canzler within spiral heat exchangers. In our production of air cooling heat exchangers for the refrigeration market, we compete principally with Güntner, LU-VE and Frigabohm. Of our competitors, Tranter/SWEP, Invensys/APV, mg technologies/GEA and Sondex operate globally. Some of our competitors in the refrigeration market generally are niche players, aiming their products specifically at that market. We believe that we have the greatest breadth of product range in heat transfer technology on offer. Tranter/SWEP, Invensys/APV and mg technologies/GEA also have a wide range of technology, although they do not for instance produce spiral heat exchangers.

  •
  Separation technology. Our centrifugal separation technologies compete with similar technologies of other companies as well as with other alternative separation solutions, such as filtration. In respect of disc centrifuge technology, Westfalia (mg technologies/GEA) is our global competitor. We compete with Mitsubishi in the mineral oil separation market in Asia. In respect of decanter centrifuge technology, Andritz-Guinard and Westfalia are our principal competitors in the waste separation market, Pieralisi in the olive oil separation market and Swaco in the oil and gas market. In the market for filtration of mineral oils for the marine and diesel industry, we compete with Boll & Kirsch. Of our competitors, we believe that Westfalia is the most global in nature and has a product range most comparable to ours. We also believe that Westfalia has a strong market position in the chemical processing, pharmaceutical and food processing industries. In 2002, Alfa Laval started to provide membrane filtration equipment for the food & beverage and for the life science markets. Our main competitors in the food & beverage market are Koch Membrane Systems, Pall and Cuno. Our main competitors in the life science market are Orelis, Pall and Millipore.

  •
  Sanitary flow industry. We compete with a large number of small, regional competitors. Our principal competitors in the market for sanitary flow products are Invensys/APV mg technologies/GEA. We also compete with Waukesha/Cherry Burrell (a subsidiary of United Dominion Industries/SPX), Fristam Pumps, Norit Sudmo and Toyo Stainless. Of our principal competitors, APV, GEA, Waukesha, Norit Sudmo and Fristam Pumps are global in nature. We believe that both Waukesha and GEA have a product range, which is comparable to ours. With the acquisition of Toftejorg in 2003 we have expanded our offering for tank cleaning equipment. Our major competitor within tank cleaning equipment for the marine industry is Scan Jet.

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

        For a discussion of the principal markets in which the company completes see "Item 5.A: Operating and Financial Review and Prospects—Operating Results—Geographic distribution of sales".

        For a discussion of the seasonality of our business see "Item 5.A: Operating and Financial Review and Prospects—Operating Results—Seasonality of end-user markets and invoicing".

4.C. Organisational Structure

        We are a direct wholly-owned subsidiary of Alfa Laval AB, our parent holding company. The table below outlines our corporate organisation after the Acquisition and its financing:

        For a description of Tetra Laval B.V., see "Item 7.A: Major Shareholders and Related Party Transactions".

        The following table sets forth our subsidiaries as at December 31, 2004:

Specification of shares in subsidiaries

Company name	Domicile	Country of incorporation	No. of shares	Share of capital %
Alfa Laval Special Finance AB	Lund	Sweden		100
Alfa Laval Holding AB	Lund	Sweden		100
Alfa Laval Holding AB	Lund	Sweden	12,500,000	100
Alfa Laval NV	Maarssen	Netherlands	227,754	100
Alfa Laval Inc	Newmarket	Canada	1,000,000	67
Tri-Lad Inc	Brantford	Canada	4,000	100
Alfa Laval BioKinetics Inc	Toronto	Canada	1800	100
Alfa Laval S.A. DE C.V.	Tlalnepantla	Mexico	45,057,057	100
Alfa Laval S.A.	San Isidro	Argentina	699	100
Alfa Laval S/A	Sao Paulo	Brazil		100
Roston do Brasil Ltda	Sao Paulo	Brazil	5,249	100
Alfa Laval S.A.C.I.	Santiago	Chile	2,735	100
Alfa Laval S.A.	Bogota	Colombia	12,195	100
Alfa Laval S.A.	Lima	Peru	4,346,832	100
Alfa Laval Venezolana S.A.	Caracas	Venezuela	10,000	100
Alfa Laval Oilfield C.A.	Caracas	Venezuela	203	81
Alfa Laval Phe Co Ltd	Jiang Yin	China		100
Alfa Laval Flow Equipment (Kunshan) Co Ltd	Jiangsu	China		75
Alfa Laval Flow Equipment (Kunshan) Co Ltd	Jiangsu	China		25
Alfa Laval (Shanghai) Technologies Co Ltd	Shanghai	China		100
Alfa Laval Taiwan Ltd	Taipei	Taiwan	1,499,994	100
Alfa Laval (China) Ltd	Hongkong	Hongkong	79,999	100
PT Alfa Laval Separatama	Jakarta	Indonesia	1,000	80
Alfa Laval Iran Ltd	Teheran	Iran	2,199	100
Alfa Laval KK	Tokyo	Japan	1,200,000	100
Alfa Techno Service KK	Kanagawa	Japan	200	100
Alfa Laval Industry (PVT) Ltd	Lahore	Pakistan	119,110	100
Alfa Laval Philippines Inc	Makati	Philippines	72,000	100
Alfa Laval Singapore Pte Ltd	Singapore	Singapore	5,000,000	100
Alfa Laval (Thailand) Ltd	Bangkok	Thailand	792,000	100
Alfa Laval Middle East Ltd	Nicosia	Cyprus	40,000	100
Alfa Laval Benelux NV/SA	Brussels	Belgium	33,811	100
Alfa Laval Ltd	Sofia	Bulgaria	100	100
Alfa Laval Slovakia S.R.O.	Bratislanva	Slovakia		1
Cetetherm SR spol S.R.O.	Liptovsky Mikulas	Slovakia		15
Alfa Laval Spol S.R.O.	Hradec Kralove	Czech Republic		20
Cetetherm S.R.O.	Prague	Czech Republic		5
Alfa Laval Denmark Holding A/S	Kolding	Denmark	100
Alfa Laval Kolding A/S	Kolding	Denmark	100,000	100
Alfa Laval Nordic A/S	Rödovre	Denmark	1	100
Alfa Laval Copenhagen A/S	Söborg	Denmark	1	100
Alfa Laval Nakskov A/S	Nakskov	Denmark	1	100
Alfa Laval Tank Equipment A/S	Ishoej	Denmark	1	100
Alfa Laval Nordic OY	Espoo	Finland	20,000	100
Cetetherm OY	Tuusula	Finland	5,000	100
Alfa Laval Nederland B.V.	Maarssen	Netherlands	10,000	100
Alfa Laval Benelux B.V.	Maarssen	Netherlands	1,475	100
Alfa Laval Merco B.V.	Hoofddorp	Netherlands	1,475	100

Alfa Laval Holding A/S	Oslo	Norway	520,000	100
Alfa Laval ExCell AB	Skogstorp	Sweden	2,500	100
Alfa Laval Nordic AB	Tumba	Sweden	1,000	100
Cetetherm AB	Ronneby	Sweden	20,000	100
Alfa Laval Corporate AB	Lund	Sweden	13,920,000	100
Alfa Laval (India) Ltd	Poona	India	11,640,118	64
Skansen Engineering & Consultancy Co Ltd	Poona	India	50,000	64
Alfa Laval Korea Ltd	Seoul	South Korea	3,640,000	100
Alfa Laval (Malaysia) Sdn Bhd	Shah Alam	Malaysia	10,000	100
Alfa Laval Nordic A/S	Oslo	Norway	10,000	100
CTC Ronneby AB	Ronneby	Sweden	138,000	100
Alfa Laval Tank Equipment AB	Gothenburg	Sweden	100,000	100
Gunclean Toftejorg Pte Ltd	Singapore	Singapore	300,000	100
Mosgormash Alfa Laval Moloko	Moscow	Russia		55
Alfa Laval Oilfield C.A.	Caracas	Venezuela	47	19
Alfa Laval Treasury International AB	Lund	Sweden	50,000	100
Alfa Laval Europe AB	Lund	Sweden	500	100
Alfa Laval Lund AB	Lund	Sweden	100	100
Alfa Laval International Engineering AB	Lund	Sweden	4,500	100
Alfa Laval Tumba AB	Lund	Sweden	1,000	100
Bitec Enterprise AG	Volketswil	Schweiz	97,900	100
Alfa Laval Dis Ticaret Ltd Sti	Istanbul	Turkey	27,001,755	99
OÜ Cetetherm	Tallinn	Estonia	100	100
Alfa Laval SIA	Riga	Latvia	125	100
SIA Cetetherm	Riga	Latvia	200	100
Alfa Laval UAB Ltd	Vilnius	Lithuania	2,009	100
UAB Cetetherm	Vilnius	Lithuania	100	100
Alfa Laval Australia Pty Ltd	Homebush	Australia	2,088,076	100
Alfa Laval New Zealand Ltd	Hamilton	New Zealand	1,000	100
Alfa Laval Holding BV	Maarssen	Netherlands	70,000,000	100
Alfa Laval (Pty) Ltd	Isando	South Africa	2,000	100
Alfa Laval Slovakia S.R.O.	Bratislava	Slovakia		99
Cetetherm SR spol S.R.O.	Liptovsky Mikulas	Slovakia		85
Alfa Laval Spol S.R.O.	Hradec Kralove	Czech Republic		80
Cetetherm S.R.O.	Prague	Czech Republic		95
Alfa Laval France SAS	Les Clayes	France	920,000	100
Alfa Laval SAS	Les Clayes	France	560,000	100
Alfa Laval Moatti SNC	Les Clayes	France	24,000	100
Alfa Laval Spiral SNC	Nevers	France	79,999	100
MCD SAS	Guny	France	71,300	100
Alfa Laval Vicarb SA	Grenoble	France	200,000	100
Canada Inc	Newmarket	Canada	480,000	100
Alfa Laval Inc	Newmarket	Canada	481,600	33
SCI du Companil	Grenoble	France	32,165	100
Cetetherm SA	Lyon	France	150,000	100
Alfa Laval Holding GmbH	Glinde	Germany		100
Alfa Laval Mid Europe GmbH	Wiener Neudorf	Austria		100
Alfa Laval Mid Europe GmbH	Glinde	Germany	1	100
Cetetherm Wärrmetauschersysteme GmbH	Glinde	Germany	1	100
Alfa Laval Mid Europe AG	Dietlikon	Schweiz	647	100
Alfa Laval AEBE	Holargos	Greece	10,000	100
Alfa Laval Kft	Budapest	Hungary	1	100
Cetetherm Vicarb Hungary Kft	Budapest	Hungary	100

Alfa Laval SpA	Monza	Italy	1,930,500	99
Alfa Laval Polska Sp.z.o.o.	Warzaw	Poland	6,862	100
Cetetherm Polska Sp.z.o.o.	Warzaw	Poland		100
Wytwornia Separator Krakow Sp.z.o.o.	Krakow	Poland		100
Alfa Laval (Portugal) Ltd	Linda-A-Velha	Portugal		1
Alfa Laval SRL	Bucharest	Romania	61,435	100
Alfa Laval Iberia SA	Madrid	Spain		100
Alfa Laval (Portugal) Ltd	Linda-A-Velha	Portugal	1	99
Alfa Laval Holdings Ltd	Camberley	United Kingdom	28,107,000	100
Alfa Laval 2000	Camberley	United Kingdom	28,106	100
Alfa Laval Ltd	Camberley	United Kingdom	12,710,000	100
Alfa Laval Finance Co Ltd	Camberley	United Kingdom	856,000	100
Alfa Laval Oilfield Ltd	Aberdeen	United Kingdom	500,000	100
Alfa Laval Flow Ltd	Sutton Coldfield	United Kingdom	100	100
Alfa Laval Pumps Ltd	Eastbourne	United Kingdom	100	100
Alfa Laval Thermal Ltd	Camberley	United Kingdom	1,000	100
Alfa Laval Separation Ltd	Camberley	United Kingdom	375,000	100
Rolls Laval Heat Exchangers Ltd	Wolverhampton	United Kingdom	5,000	50
Toftjorg Ltd	Camberley	United Kingdom	50,000	100
Alfa Laval Dis Ticaret Ltd Sti	Istanbul	Turkey	1	1
Alfa Laval USA inc	Kenosha	United States		100
Alfa Laval US Holding Inc	Kenosha	United States	180	100
Alfa Laval Inc	Kenosha	United States	44,000	100
Alfa Laval BioKinetics Inc	Philadelphia	United States	100	100
Kinetics Engineering P C	Durham	United States	100	100
Hynetics Inc	Logan	United States		50
Alfa Laval US Treasury Inc	Kenosha	United States	1,000	100
AO Alfa Laval Potok	Koroljov	Russia	31,057,529	100
OÜ Alfa Laval	Tallinn	Estonia	1	100
Alfdex AB	Stockholm	Sweden		50
Alfa Laval SpA	Monza	Italy		1

4.D. Property, Plant and Equipment

        The following table sets forth the location, number of employees, products manufactured and capacity utilisation of each of our manufacturing facilities for 2004:

Manufacturing Unit	Employees(1)	Products	Capacity Utilisation (2)	Size(m2)	Use of Unit	Production Capacity in Delivery Value
			(%)			SEK millions
Europe:
Alonte, Italy	227	Air conditioners, brazed plate heat exchangers	90	20,607	Offices, Factory and Warehouse	580
Eastbourne, UK	104	Pumps	70	7,726	Offices, Factory and Warehouse	126
Eskilstuna, Sweden*	199	Separators	85	17,682	Factory	343
Grenoble, France	163	Gasketed and welded plate heat exchangers	80	10,710	Offices and Factory	248
Guny, France	61	Gaskets	80	3,203	Factory	55
Ishoej, Denmark*	73	Tank cleaning equipment	95	3,600	Factory and Warehouse	165
Kolding, Denmark	275	Pumps, fittings and valves	85	17,176	Offices, Factory and Warehouse	599
Krakow, Poland	62	Separators	85	5,558	Factory	55
Les Clayes, France*	21	Filters	75	9,526	Offices and Factory	45
Lund, Sweden	491	Gasketed plate heat exchangers	90	23,219	Offices, Factory and Warehouse	1,296
Lyon, France	29	Heat exchanger modules	85	3,100	Offices and Factory	63
Madrid, Spain	115	Separators	85	13,124	Offices and Factory	232
Monza, Italy	66	Separator modules	90	22,149	Offices, Factory and Warehouse	407
Nakskov, Denmark	22	Membranes	50	6,611	Offices and Factory	75
Nevers, France	89	Spiral heat exchangers	85	16,137	Offices and Factory	97
Potok, Russia	113	Gasketed plate heat exchangers	75	27,382	Offices and Factory	100
Ronneby, Sweden	194	Brazed plate heat exchangers, modules	90	15,000	Offices, Factory and Warehouse	494
Söborg, Denmark	166	Decanters and modules	90	21,775	Offices and Factory	473
North America:
Lykens, USA	44	Spiral heat exchangers	70	5,388	Factory	77
Richmond, USA	162	Scrape, brazed and gasketed plate heat exchangers, pumps and valves	60	12,355	Offices, Factory and Warehouse	627

Toronto, Canada*	120	Bioreactor modules	30	8,856	Offices, Factory and Warehouse	455
Asia:
Jiang Yin City, China	165	Brazed and gasketed plate heat exchangers, gaskets	85	6,294	Factory	215
Kunshan, China*	165	Fittings	90	6,988	Factory	113
Pune, India	389	Decanters and separators	90	22,586	Offices, Factory and Warehouse	275
Sarola, India	120	Fittings	85	5,750	Offices, Factory and Warehouse	64
Satara, India	94	Plate and spiral heat exchangers	30	8,550	Factory	64
Shonan, Japan	48	Gasketed plate heat exchangers	90	7,549	Offices and Factory	332

*
Indicates the manufacturing unit premises are leased and not owned by Alfa Laval.

(1)
Average number of employees for the year ended December 31, 2004.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

        We have prepared the following operating and financial review and prospects based on our consolidated financial data for the years ended December 31, 2002, 2003 and 2004. Our financial statements have been prepared in accordance with Swedish GAAP, which differs from US GAAP in certain material respects. For a discussion of the principal differences between Swedish GAAP and US GAAP as they relate to us; see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

        Provisions.    The Group's reporting of provisions according to RR16 means that SEK 948.2 (891.2) million is reported as other provisions. This constitutes 6.8 (6.1) percent of the Group's assets and is important for the assessment of the Group's financial position, not the least since provisions normally are based on estimates of costs and risks. If the accounting principles for provision would be changed sometime in the future, this could have a substantial impact on the Group's financial position.

        Implementation of IFRS in 2005.    In 2005 Alfa Laval will change to accounting according to IFRS (International Financial Reporting Standards). Since all IAS rules except IAS 39 have already been implemented at December 31, 2004, the transfer to IFRS will only affect the following areas.

        As of January 1, 2005 the goodwill will not be depreciated any longer but instead be tested for impairment. Minority interests have earlier been reported under a separate heading next to equity, but shall now be reported as a separate item within equity. Since IAS 39 will be implemented first in 2005 it only has an effect on the opening balance for 2005 and not in the income statement for 2004. The effect is relating to fair value adjustments of financial derivatives, bonds and non-listed external shares.

        If IFRS had been implemented already in 2004 it would have had the following effects on the consolidated income statement and equity.

IMPACT ON INCOME IF IFRS HAD BEEN IMPLEMENTED IN 2004

        Income statement

Consolidated	EBITA	Operating income	Net income
	Amounts in SEK millions
Income statement 2004	1,737.1	1,252.2	700.4
Adjustments for:
Depreciation of goodwill	—	191.5	191.5
Minority share in subsidiaries' income	—	—	45.4

Adjusted income for 2004	1,737.1	1,443.7	937.3

Adjusted earnings per share (SEK) *			108.89

*
After deduction for the minority share in net income

IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004

        Equity

Consolidated	Equity
Amounts in SEK millions
Equity at December 31, 2003	4,402.5
Adjustments for:
Minority interests	104.2

Equity at January 1, 2004 according to IFRS	4,506.7
Equity at December 31, 2004	4,676.0
Adjustments for:
Depreciation of goodwill	191.5
Minority interests	119.2

Equity at December 31, 2004 according to IFRS	4,986.7
Adjustments for:
Financial instruments	159.3

Equity at January 1, 2005 according to IFRS	5,146.0

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

        We have set a target for our revenue growth of 5% annually over the course of the business cycle. We believe we will achieve this target through a combination of organic and acquired growth. The underlying organic growth of our markets is currently estimated at approximately 2%. In addition, we have set an EBITA margin target, excluding comparison distortion items, of 10-13%. The lower end of this target range applies during economic downturns, while the upper end applies during periods of expansion. This target range has been set to maintain financial flexibility and has been revised by our Board of Directors from the previous target of 12-15% because foreign exchange rates have changed substantially since such target was set in 2000. We have also set a target for the return on capital employed of 20%, despite our substantial goodwill and allocated surplus values. Our Board of Directors established this target based on our low tied-up capital and as a result of our current profitability, as well as our goal of further improving our profitability. See "Item 3.D: Key Information—Risk Factors". The statements in this paragraph are forward-looking and readers are cautioned not to place undue reliance on such statements. See "Forward-Looking Statements".

Factors Affecting Results of Operations

Presentation of Financial Statements

        Sales of our products and services are generally recorded upon delivery of the product or the performance of a particular service, except for certain longer term projects for the development and installation of customised systems. These longer term projects, typically involving large sales of capital goods, including customised products, are recorded as sales under the percentage of completion method and comprised no more than one-third of our sales in 2004. In respect of these sales, there is often a period between the time we receive an order (for which there is a purchase commitment) and when we record the order as a sale. This period typically ranges from several months to, in certain cases, more than one year, depending upon the nature of the contract.

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

        The discussion under the caption "Item 5A: Operating and Financial Review and Prospects—Operating Results—Results of Operations" below contains references to Swedish kronor amounts on a constant exchange rate basis. These Swedish kronor amounts have been converted from various foreign currencies, including the euro at a rate of €1.00 = SEK 9.1101, the average rate calculated on monthly closing rates issued by Reuters.

Cyclicality of end-user markets and commodity prices

        Given the industrial nature of our products, we are affected by economic cycles that impact demand in our end-user markets. For example, orders from the oil production and chemical processing industries are dependent on global oil prices, while orders from our customers in the heating, ventilation and air conditioning businesses are subject to the cyclicality of the construction industry in each geographical market we serve. In our higher margin parts and services business, which represented approximately 25% of our net sales in 2004, we generally experience significantly less cyclicality, which contributes to more stable margins. Although we believe our diverse geographic and customer base, as well as our parts and services business, serve to mitigate our exposure to economic cycles in any one region and the volatility of individual industries, we have experienced fluctuations in our operating results due to economic cycles.

        With the recovery in 2000 of oil and chemical prices and renewed economic growth in Asia, our orders received increased in 2000 by 12.2% as compared to prior years, excluding currency exchange fluctuations and divested operations. In 2001, our orders received decreased by 1.6%, excluding currency exchange rate fluctuations and divested operations. In 2002, our orders received decreased by 2.0%, excluding currency exchange rate fluctuations. In 2003, our orders received increased by 4.9%, excluding currency exchange rate fluctuations. In 2004, our orders received increased by 15.2%, excluding currency exchange rate fluctuations. As discussed above, market improvements reflected in our orders received generally precede sales growth by several months.

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

Geographic distribution of sales

        Our products are sold in over 100 countries. The following table illustrates our net sales by geographic region in 2002, 2003 and 2004:

	Year Ended December 31,
	2002	2003	2004
	(% of total sales)
European Union(1)	42	44	44
Other Europe(1)	8	8	8
North America(2)	21	18	17
South America	4	4	4
Asia	23	23	24
Africa	0	1	1
Oceania(3)	2	2	2
Total	100%	100%	100%

(1)
The values for the "European Union" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

(2)
Excludes Mexico.

(3)
Includes Australia and New Zealand.

        We are exposed to changes in a specific country's or region's economic conditions. However, we believe that the diversity of our geographic base mitigates the impact of an economic downturn in any one part of the world on our financial performance.

        European Union and Other Europe.    Germany, Italy, Sweden, France, United Kingdom, Denmark and Russia are our main markets in Europe. In 2004, the sales increased in Germany, Italy, France, United Kingdom, Denmark and Russia whereas the sales were unchanged in Sweden. Exchange rate variations had no effect on the foregoing. For the region as a whole, sales increased both before and after considering the effect of exchange rate variations.

        North America.    The United States has reported an increase in sales, partly offset by exchange rate variations, whereas Canada has reported a decrease in sales. For the region as a whole, sales increased both before and after considering the effect of exchange rate variations.

        Latin America.    Our main markets in Latin America are Brazil, Mexico and Argentina. Sales in Brazil and Mexico decreased during 2004, whereas sales in Argentina increased. Exchange rate variations had no effect on the foregoing. For the region as a whole, sales increased both before and after considering the effect of exchange rate variations.

        Asia.    China, Japan, India and South Korea are our largest markets in Asia. In 2004, our sales into China, Japan and India increased whereas the sales in South Korea decreased. Exchange rate variations had no effect on the foregoing. For the region as a whole, sales increased both before and after considering the effect of exchange rate variations.

        Oceania and Africa.    In 2004, we experienced an increase in sales in Oceania and a decrease in Africa.

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

        The following table sets forth our consolidated orders and net sales for the periods indicated, and the percentage of orders and net sales, respectively, recorded in each quarter of each such period:

	Year Ended December 31,
	2002	2003	2004
	(SEK millions)	(SEK millions)	(SEK millions)	(%)
Orders Received
First quarter	3,682	3,378	3,929	25%
Second quarter	3,964	3,554	4,174	26%
Third quarter	3,528	3,463	3,866	25%
Fourth quarter	3,501	3,750	3,771	24%
Total	14,675	14,145	15,740	100%
Net sales
First quarter	3,262	2,995	3,184	21%
Second quarter	3,654	3,402	3,798	25%
Third quarter	3,504	3,426	3,838	26%
Fourth quarter	4,175	4,086	4,166	28%
Total	14,595	13,909	14,986	100%

Acquisitions and Divestitures

        A number of acquisitions and divestitures have affected our results of operations and financial condition and those of the former Alfa Laval Holding over the last years. The following table highlights the most significant of these transactions.

Businesses Acquired	Date	Sales(1)
		(SEK in millions)
Vicarb Group	January 1999	425
Scandi-Brew	February 1999	67
Kvaerner Hetland	March 1999	57
Dorr Oliver	December 1999	127
Danish Separation Systems A/S	September 2002	90
Toftejorg A/S	January 2003	210
BioKinetics Inc	October 2003	550
Businesses Divested	Date	Sales(1)
		(SEK in millions)
Thermotechnik	January 1999	49
Cardinal	November 1999	39
Tetra Pak division of Indian subsidiary	May 2000	47
Aircoil	December 2000	51
Rema Control	January 2001	68
Industrial Flow	April 2001	656
Tri-Lad	January 2004	45

(1)
Sales for the most recent year ended prior to transaction in question.

Properties Divested	Date
Oslo (Norway)	February 2000
Volketswill (Switzerland)	April 2000
Brentford (UK)	June 2000
Les Clayes (France)	July 2000
Tumba (Sweden)	August 2000
Maarsen (Netherlands)	September 2000
Johannesburg (South Africa)	February 2001
Glinde (Germany)	October 2001
Warminster (US)	March 2002
Newmarket (Canada)	February 2003
Madrid (Spain)	July 2004
Kenosha (US)	September 2004

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

        Depreciation on the Step-Up (the "Step-Up Depreciation") amounted to SEK 293 million in 2004, SEK 303 million in 2003 and SEK 319 million in 2002. This Step-Up Depreciation is included in costs of goods sold within the financial statements of Alfa Laval. The following table sets forth the effects of the Step-Up Depreciation for the years shown:

	Year ended December 31,
	2002	2003	2004
	(SEK millions)
Depreciation on pre-Step-Up asset values	331	293	261
Step-Up Depreciation	319	303	293
Total Depreciation	650	596	554

        Goodwill amortisation amounted to SEK 192 million, SEK 191 million and SEK 188 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in goodwill amortisation in 2003 was due to the acquisition of Toftejorg A/S and bioKinetics. The increase in goodwill amortisation in 2004 was due to additional purchase price paid for Danish Separation Systems A/S and Toftejorg A/S and currency translation effects partly offset by the settlement concerning bioKinetics. See note 22 to the consolidated financial statements included elsewhere in this annual report.

Effective Tax Rates

        Alfa Laval has significant net operating losses that it can use to offset its taxable income in a number of jurisdictions, primarily in the United States. In the United States, operating losses can be offset against taxable income for a six year period, after which the tax-loss carry forwards expire. As of December 31, 2004, Alfa Laval had tax-loss carry forwards amounting to SEK 332 million in the United States. Utilisation of these tax-loss carry forwards may be limited by tax restrictions. As at December 31, 2004, Alfa Laval had SEK 9 million in deferred tax assets, comprising tax losses and tax grants.

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

Results of Operations

        The following table sets forth certain profit and loss account data as a percentage of sales for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002		2003		2004
	(SEK millions)	(% of sales)	(SEK millions)	(% of sales)	(SEK millions)	(% of sales)
Net sales	14,595	100.0	13,909	100.0	14,986	100.0
Cost of goods sold	(9,262)	(63.5)	(8,976)	(64.5)	(9,937)	(66.3)
Gross profit	5,333	36.5	4,933	35.5	5,049	33.7
Other operating expenses:
Sales costs	(2,115)	(14.5)	(2,246)	(16.1)	(2,132)	(14.2)
Administrative costs	(1,027)	(7.0)	(866)	(6.2)	(925)	(6.2)
Research and development costs	(355)	(2.4)	(368)	(2.6)	(404)	(2.7)
Other operating income/(costs)	(424)	(2.9)	(118)	(0.8)	(144)	(1.0)
Goodwill Amortisation	(188)	(1.3)	(191)	(1.4)	(192)	(1.3)
Operating income/(loss)	1,224	8.4	1,144	8.2	1,252	8.4
Interest and other financial income/(costs)	(764)	(5.2)	(327)	(2.4)	(180)	(1.2)
Income/(loss) before taxes and minority interests	460	3.2	817	5.9	1,072	7.2
Income tax benefit/(expense)	(218)	(1.5)	(134)	(1.0)	(327)	(2.2)
Minority interests	(34)	(0.2)	(42)	(0.3)	(45)	(0.3)
Net income/(loss)	208	(1.4)	641	4.6	700	4.7
Orders received	14,675	100.5	14,145	101.7	15,740	105.0
Order backlog	4,340	29.7	4,021	28.9	4,763	31.8

Years ended December 31, 2003 and 2004

Net Sales

        Consolidated.    Net sales increased by SEK 1,077 million, or 7.7%, to SEK 14,986 million in 2004 from SEK 13,909 million in 2003. Our net sales were significantly affected by currency exchange rate fluctuations. On a constant exchange rate basis, our consolidated net sales increased SEK 1,627 million, or 11.7%. This increase in net sales was due primarily to stronger sales in both the Equipment division and especially in the Process Technology division, together with the acquisition of bioKinetics for the Process Technology division.

        Orders received increased by SEK 1,595 million, or 11.3%, to SEK 15,740 million in the year ended December 31, 2004 from SEK 14,145 million in the year ended December 31, 2003. Order backlog increased by SEK 742 million, or 18.5%, to SEK 4,763 million at December 31, 2004 from SEK 4,021 million at December 31, 2003.

        Net sales by division for the year ended December 31, 2003 and 2004 were as follows:

	Year ended December 31,
	2003	2004
	(SEK in millions)
Net sales by division
Equipment	7,842	8,250
Process Technology	5,994	6,683
Operations and other	73	53
Net sales	13,909	14,986

        Equipment.    Net sales increased by SEK 408 million, or 5.2%, to SEK 8,250 million in 2004 compared with 7,842 million in 2003. This increase was due primarily to increased sales volumes, partly offset by the effect of currency exchange rate fluctuations. On a constant exchange rate basis, net sales in our Equipment division increased by SEK 674 million, or 8.6%. This increase in net sales was due to increased sales for all customer segments in the Equipment division during 2004 compared to 2003. The most significant growth is found within the "OEM" and "Fluids and Utility" segments.

        Orders received increased by SEK 792 million, or 9.8%, to SEK 8,862 million in the year ended December 31, 2004 from SEK 8,070 million in the year ended December 31, 2003. Order backlog increased by SEK 498 million, or 31.1%, to SEK 2,097 million at December 31, 2004 from SEK 1,599 million at December 31, 2003.

        Process Technology.    Net sales increased by SEK 689 million, or 11.5%, to SEK 6,683 million in 2004 compared with SEK 5,994 million in 2003. This increase was due primarily to generally increased sales together with the acquisition of bioKinetics, partly offset by the effect of exchange rate fluctuations. On a constant exchange rate basis, sales in our Process Technology division increased by SEK 971 million, or 16.2%. All segments in the Process Technology division have reported an increase in net sales compared to 2003. The increase affects almost all the applications the division is working within. The growth in sales volume has been largest within the "Process Industry" and "Energy & Environment" segments.

        Orders received increased by SEK 827 million, or 13.8%, to SEK 6,818 million in the year ended December 31, 2004 from SEK 5,991 million in the year ended December 31, 2003. Order backlog increased by SEK 243 million, or 10.1%, to SEK 2,641 million at December 31, 2004 from SEK 2,398 million at December 31, 2003.

        Operations and other.    Net sales decreased to SEK 53 million in 2004 from SEK 73 million in 2003. This decrease was due primarily to the divestment of Tri-Lad.

Costs of Goods Sold

        Costs of goods sold increased by SEK 961 million, or 10.7% to SEK 9,937 million in 2004 compared with SEK 8,976 million in 2003. The increase in cost of goods sold was due primarily to the higher sales volume. In 2004, costs of goods sold included SEK 293 million of Step-Up Depreciation in connection with the Acquisition of the former Alfa Laval Holding compared with SEK 303 million in 2003.

Gross Profit

        Gross profit in 2004 was SEK 5,049, or 33.7% of net sales, as compared to SEK 4,933, or 35.5% of net sales in 2003. The increase of SEK 116 million, or 2.3%, was primarily due to the effect of increased sales volume, partly offset by lower margins and negative currency exchange rate fluctuations.

On a constant exchange rate basis and exclusive of Step-Up Depreciation in 2004 of SEK 293 million, gross profit increased by SEK 248 million, or 4.7%.

Operating Expenses

        Sales costs.    Sales costs were SEK 2,132 million in 2004 compared with SEK 2,246 million in 2003. The decrease of SEK 114 million, or 5.1%, was due primarily to the effect of exchange rate variations.

        Administration Costs.    Administration costs were SEK 925 million in 2004 compared with SEK 866 million in 2003. The increase of SEK 59 million, or 6.8% was due primarily to automatic cost increases and restructuring activities.

        Research and Development Costs.    Research and development costs increased from SEK 368 million or 2.6% of net sales in 2003 to SEK 404 million or 2.7% of net sales in 2004. At constant exchange rates, this represents an increase by SEK 37 million or 9.9 percent between 2004 and 2003. This increase was due to a higher activity level within R&D. Over the next few years, management expects research and development costs to be approximately 2.5% to 3.0% of net sales.

        Other Operating Income.    Other operating income increased by SEK 77 million, or 31.1%, to SEK 325 million in 2004 compared with SEK 248 million in 2003 due principally to a higher comparison distortion income in 2004 than 2003. In 2004 a comparison distortion income of SEK 54 million was recognized attributable to the following items: (i) on July 7, 2004, the property in Madrid, Spain, was divested for SEK 265 million with a realised gain of SEK 48 million and (ii) the sale of some minor properties in Brazil and India has resulted in a realised gain of SEK 6 million. In 2003 a comparison distortion income of SEK 6 million was recognized attributable to a gain of SEK 4 million related to the sales of the property in Newmarket, Canada and a gain of SEK 2 million on the sale of a piece of land to the new landlord in connection with the construction of a new headquarter building in Lund.

        Other Operating Costs.    Other operating costs increased by SEK 103 million, or 28.0%, to SEK 469 million in 2004 compared with SEK 366 million in 2003 due to higher restructuring costs and a higher comparison distortion cost in 2004 than 2003. In 2004 SEK 17 million was recorded as comparison distortion cost related to the divestment in September 2004 of the property in Kenosha, USA, for SEK 45.3 million with a realised loss of SEK -2 million, the divestment of the Tri-Lad operations in Canada which generated a loss of SEK -15 million. In 2003 SEK nil millin was recorded in comparison distortion costs.

        Goodwill amortisation.    Goodwill amortisation costs were SEK 192 million in 2004 compared with SEK 191 million in 2003. The increase of SEK 1 million, or 0.5%, was due primarily to additional purchase price paid for Danish Separation Systems A/S and Toftejorg A/S and currency translation effects partly offset by the settlement concerning bioKinetics.

Operating Income

        Operating income increased to SEK 1,252 million in 2004 from SEK 1,144 million in 2003. This increase of SEK 108 million was due primarily to the increase in sales volume, reinforced by a increased net comparison distortion income of SEK 31 million and a decrease of SEK 9 million in Step-Up Depreciation and goodwill amortisation. The increase in operating income was partly offset by negative exchange rate fluctuations. On a constant exchange rate basis and exclusive of the decrease in goodwill amortisation and Step-Up Depreciation of SEK 9 million and the positive increase in comparison distortion items of SEK 31 million, our operating income increased by SEK 119 million or 7.3%. Included in our operating income are certain one-off costs of approximately SEK 25 million in 2003, related to a restructuring programme.

EBITA

        The following table shows the development of EBITA for 2003 and 2004:

	Year ended December 31,
	2003	2004
	(SEK millions)
Operating Income	1,144	1,252
Amortisation of goodwill	191	192
Step-Up Depreciation	303	293
EBITA	1,638	1,737

        EBITA increased by SEK 99 million in 2004 to SEK 1,737 million compared to SEK 1,638 million in 2003. On a constant exchange rate basis, the increase in EBITA was SEK 150 million.

Net Interest and Other Financial Income/Costs

        Interest and other financial income/costs decreased by SEK 147 million, or 45.2%, to SEK 180 million in 2004 compared with to SEK 327 million in 2003. Total bank borrowings amounted to SEK 1,502 million at the end of 2004 compared to SEK 2,531 million at the end of 2003. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 2,556 million at the end of 2004 compared to SEK 3,614 million at the end of 2003. These two circumstances have reduced the interest costs by SEK 121 million or 49.5%. During 2004, the net realised and unrealised exchange gains and losses improved by SEK 72 million compared to 2003.

Income Taxes

        The Swedish statutory tax rate on income was 28.0% in 2004 and 2003. Our weighted average tax rate was 33% in 2004 and 2003. Alfa Laval's taxation charge was SEK 327 million in 2004, compared with a taxation charge of SEK 134 million in 2003 primarily due to a higher taxable result in 2004 and the utilization of tax losses in Sweden in 2003.

Net Income

        Principally as a result of the above factors, Alfa Laval had net income of SEK 700 million in 2004 compared with net income of SEK 641 million in 2003.

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

        Administration Costs.    Administration costs were SEK 866 million in 2003 compared with SEK 1,027 million in 2002. The decrease of SEK 161 million, or 15.7% was due primarily to cost savings resulting from our restructuring programme, partly offset by the addition of the administration costs in the acquired Toftejorg and bioKinetics companies.

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

        Other Operating Income.    Other operating income decreased by SEK 35 million, or 12.3%, to SEK 248 million in 2003 compared with SEK 283 million in 2002 due principally to a number of different factors affecting, among other things, lower rental income, lower reversal of provisions in a large number of our subsidiaries and a lower comparison distortion income in 2003 than 2002. In 2003 a gain of SEK 6 million was attributable to a gain of SEK 4 million related to the sales of the property in Newmarket, Canada and a gain of SEK 2 million on the sale of a piece of land to the new landlord in connection with the construction of a new headquarter building in Lund. In 2002 a further gain of SEK 14 million was recorded on the sale of Industrial Flow.

        Other Operating Costs.    Other operating costs decreased by SEK 341 million, or 48.1%, to SEK 366 million in 2003 compared with SEK 707 million in 2002 due to lower restructuring costs and a lower comparison distortion cost in 2003 than 2002. In 2003 SEK nil million was recorded as comparison distortion items whereas a loss of SEK 43 million was recorded in 2002 related to the sale of real estate.

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

Income Taxes

        The Swedish statutory tax rate on income was 28.0% in 2003 and 2002. Our weighted average tax rate was 33% in 2003 and 2002. Alfa Laval's taxation charge was SEK 134 million in 2003, compared with a taxation charge of SEK 218 million in 2002 primarily due to the utilization of tax losses in Sweden.

Net Income

        Principally as a result of the above factors, Alfa Laval had net income of SEK 641 million in 2003 compared with net income of SEK 208 million in 2002.

5.B. Liquidity and Capital Resources

        The following summary of certain provisions of our Senior Notes, our Current Senior Credit Facility, the Subordinated Loan, the Intercompany Note, our Current Intercreditor Agreement and continuing indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents.

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

        The terms of the Senior Notes provide that they are redeemable (i) at any time prior to November 15, 2005 in whole but not in part at our option at 100% of their principal amount, plus an applicable redemption premium and accrued and unpaid interest, and (ii) at any time on or after November 15, 2005 at our option, at 106.063% of their principal amount, plus accrued and unpaid interest, declining to 100% of their principal amount, plus accrued and unpaid interest, on or after November 15, 2008.

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

        On June 24, 2002, we redeemed 35%, or €77 million, of the Senior Notes with the proceeds of the Offering. During 2002, 2003 and 2004, we purchased Senior Notes at prevailing market rates in the open market. We intend to redeem the outstanding Senior Notes on or about November 15, 2005. Such redemption will incur additional interest cost during the fourth quarter of 2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalized transaction costs, totaling SEK 83.9 million. The costs of redeeming the outstanding Senior Notes are expected to be drawn from the senior credit facility that we are currently negotiating with the lenders under our Current Senior Credit Facility. See "Item 5.B—Liquidity and Capital Resources—The Current Senior Credit Facility".

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

        As of April 5, 2005 our Senior Notes, which are listed on the Luxembourg Stock Exchange, traded at 112.00%. This is the most recent date the Senior Notes were traded.

        For a description of the optional redemption provisions of our Senior Notes, see "Item 5.B:—Maturity Profile of Our Borrowings" below.

            •    The Current Senior Credit Facility

        Our Current Senior Credit Facility comprises a senior multi-currency credit facility with SEB Merchant Banking, a unit within Skandinaviska Enskilda Banken AB (publ), as arranger, and is structured in two tranches—a Tranche A US$325 million 5 year multi-currency revolving credit facility and a Tranche B €150 million 5 year multi-currency revolving credit facility. Proceeds of Tranche A and Tranche B may only be used to refinance the previous senior credit facility and for the general corporate purposes of the Alfa Laval AB group.

        Borrowings under the Current Senior Credit Facility are guaranteed by Alfa Laval AB, our parent, us and Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor of our Senior Notes, on a joint and several basis.

        The Current Senior Credit Facility may be cancelled and/or pre-paid without premium in whole or in part, in minimum amounts of US$5 million in respect of Tranche A or €5 million in respect of Tranche B, or, if greater, in either case, in integral multiples of 1 million units of that currency with the giving of appropriate notice. If a change of control occurs (that is, if any person or group of persons, other than Tetra Laval B.V. and any of its affiliates and Industri Kapital 2000 Ltd. and any of its subsidiaries and any partnership in which Industri Kapital 2000 Ltd. or any of its subsidiaries is general partner, acquire shares in Alfa Laval AB representing more than 50% of Alfa Laval AB's share capital or voting rights), the borrowers will be required by the lenders to prepay the Current Senior Credit Facility.

        The interest payable on each tranche is the relevant inter-bank rate plus a relevant margin and mandatory costs.

        In connection with the Current Senior Credit Facility, on April 15, 2004, we entered into inter-creditor arrangements under which the Intercompany Note between us and Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), is subordinated to debt outstanding under the Current Senior Credit Facility. The guarantee of the Senior Notes given by Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB) is also subordinated to outstandings under the Current Senior Credit Facility. These subordination arrangements include restrictions on the repayment of, or payments in relation to, this intercompany loan.

        The Current Senior Credit Facility contains financial covenants which are required ratios of consolidated net debt to consolidated EBITDA of the Alfa Laval AB Group, consolidated EBITDA to total interest expense of the Alfa Laval AB Group and consolidated net debt to shareholders' equity of the Alfa Laval AB Group. In addition to these, there are other covenants, including covenants which restrict borrowing by certain subsidiaries, the creation of security interests over the assets of the Alfa

Laval AB Group, lending, the giving of guarantees by members of the Alfa Laval AB Group and the disposal of assets by members of the Alfa Laval AB Group.

        The Current Senior Credit Facility also contains standard representations and warranties customarily found in credit agreements for similar financings. There are standard events of default, including (i) failure to pay, (ii) misrepresentation, (iii) certain events of insolvency and (iv) cross default.

        We are currently renegotiating the term of our Current Senior Credit Facility with a view to lowering the pricing of such facility in light of our continued strong credit status and pricing changes in the syndicated loan market, as well as to incorporate an additional tranche which will be used to redeem the outstanding Senior Notes and extend the maturity of the facility in order to strengthen our certainty of funds.

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

        Upon consummation of the Offering, Alfa Laval AB used the proceeds from the Offering and the exercise of the Management Warrants and drawings under the then prevailing senior credit facility to, among other things, repay the Subordinated Loan on May 23, 2003, together with accrued and unpaid interest thereon.

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

        The Intercompany Note is repayable on demand by us. Payments and other rights under the Intercompany Note are subordinated under, or otherwise subject to the terms of, the Current Intercreditor Agreement for the Current Senior Credit Facility. The Current Intercreditor Agreement provides for payment suspensions and limitations on enforcement in relation to the Intercompany Note.

            •    Current Intercreditor Agreement

        On April 15, 2004, we, the Guarantor, the lenders under the Current Senior Credit Facility and SEB Merchant Banking as facility agent entered into an intercreditor agreement (the "Intercreditor Agreement"). The Intercreditor Agreement sets out the respective rights of certain creditors of us and the Guarantor as regards ranking of debt, security, enforcement and subordination.

        Ranking of Debt and Security.    The Intercreditor Agreement provides, among other things, that liabilities under the Current Senior Credit Facility will rank for all purposes and at all times in priority to the Intercompany Note.

        Certain Restrictions on Payment and Enforcement.    The Intercreditor Agreement prohibits payments under the Intercompany Note except to fund (i) any scheduled payments due on the Senior Notes, (ii) any payments of principal, interest, premium, additional amounts and amounts payable on account of taxes in relation to the Senior Notes, (iii) any amounts payable to the trustee on the Senior Notes, and (iv) dividends to Alfa Laval AB or otherwise fund Alfa Laval AB to enable it to pay dividends or other amounts for corporate purposes. However payments to us under the Intercompany Note will be suspended, in the case of a payment default, under the Current Senior Credit Facility until such payment default is remedied and, in the case of a non payment default, for 179 days after a payment blockage notice has been served (or if earlier until such default is remedied or waived or the Current Senior Credit Facility is repaid in full). Only one such blockage notice can be served in a 365-day period. The Intercreditor Agreement provides that, in addition to the payment blockage described above, no enforcement action can be taken by us in relation to the Intercompany Note prior to the date the Current Senior Credit Facility is repaid in full unless (i) an insolvency event occurs in relation to the Guarantor or (ii) default occurs in relation to our Senior Notes (unless as a result of a default under the Current Senior Credit Facility) and (1) we have notified the facility agent under the Current Senior Credit Facility of such default, (2) a period of not less then 120 days has passed from the date of receipt of such notice and (3) the default is still continuing at the end of such period. Enforcement action includes any demand for payment or commencement of legal proceedings.

        The Intercreditor Agreement prohibits any payments or distributions of any kind to us by the Guarantor, except as permitted by the previous paragraph or with the consent of the facility agent for the Current Senior Credit Facility.

        In connection with the proposed refinancing of our Current Senior Credit Facility, more fully described above under "—The Current Senior Credit Facility", we intend to enter into an amended intercreditor agreement on substantially the same terms as the Current Intercreditor Agreement.

            •    Other Continuing Indebtedness

        In addition to the debt we will or may incur under the Current Senior Credit Facility and our Senior Notes, we and our operating subsidiaries will continue to retain other debt, contingent liabilities and receivable discounting facilities.

        We have central bilateral committed facilities with banks for the provision of guarantees and letters of credit in amounts of up to €75 million. In addition, we have central bilateral uncommitted facilities with banks for the provision of loans, guarantees and letters of credit in amounts of up to €34 million.

        In addition, we are entitled by the Current Senior Credit Facility to retain, at our operating subsidiaries, borrowings and guarantees for financial indebtedness, counter-indemnities for third party performance bonds and guarantees (which are not in respect of financial indebtedness) and receivable discounting facilities (with recourse) up to agreed limits. Utilisations of our local facilities must also fall within the general financial indebtedness ratios set by our Senior Notes and the Current Senior Credit Facility.

        As of December 31, 2004 there was approximately €10.2 million outstanding of borrowings and guarantees for financial indebtedness under local facilities, which included loans of €4.8 million incurred in Italy by Alfa Laval SpA.

        Approximately €108 million in face amount of guarantees and performance bonds (of which €76 million refers to performance bonds) have been issued and were outstanding as of December 31, 2004 on behalf of various operating subsidiaries by banks, insurance companies and other financial institutions. The performance bonds and guarantees were issued to support performance under contracts entered into in the ordinary course of business.

        Some of our operating subsidiaries, principally in Italy and Spain, have receivable discounting facilities, which allow for the discounting of receivables from time to time. These facilities were utilised in an amount of €19 million as at December 31, 2004. The financial institutions with whom these receivables are discounted have recourse to us in respect of most of these receivables if they prove unable to collect them.

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

        On April 15, 2004, we entered into the Current Senior Credit Facility comprising a U.S.$325 million 5 year revolving credit facility, and a €150 million 5 year revolving credit facility. We used drawings under the Current Senior Credit Facility to refinance our previous Senior Credit Facility. We expect that we will need to refinance all or part of the Current Senior Credit Facility at maturity, in order to make full repayment. We are currently negotiating a refinancing of our Current Senior Credit Facility. See "—The Current Senior Credit Facility" above.

        We also retain local facilities at our operating companies within the limits provided under the Current Senior Credit Facility for financial indebtedness, receivable financing facilities and counter-indemnities for performance bonds and guarantees (which are not treated as part of financial indebtedness).

Sources and Amounts of Cash Flows

Cash Flow from Operating, Investing and Financing Activities

        The table below sets forth the principal components of Alfa Laval's cash flow for the years indicated:

	Year ended December 31,
	2002	2003	2004
	(SEK in millions)
Operating income	1,224	1,144	1,252
Depreciation and amortisation	838	787	746
Adjustment for non cash items	35	22	15
	2,097	1,953	2,013
Taxes paid	(396)	(269)	(335)
Cash flow from operations before changes in working capital	1,701	1,684	1,678
Changes in working capital:
(Increase)/decrease of current receivables	340	(26)	(388)
(Increase)/decrease of inventories	140	(17)	(297)
Increase/(decrease) of liabilities	(134)	(153)	293
	346	(196)	(392)
Cash flow from operating activities	2,047	1,488	1,286
Cash flow from investment activities	(548)	(457)	123
Cash flow from financing activities	(1,443)	(1,002)	(1,523)

        Cash flows from operating activities were SEK 1,286 million in 2004 compared with SEK 1,488 million in 2003. This decrease was due primarily to an increase in net working capital. Cash flows from operating activities were SEK 1,488 million in 2003 compared with SEK 2,047 million in 2002. This decrease was due primarily to an increase in net working capital.

        Cash flows from investing activities increased by SEK 580 million from a negative cash flow of SEK 457 million in 2003 to a positive cash flow of SEK 123 million in 2004. This increase in cash flow from investing activities was principally due to sale of real estate by SEK 362 million and the reduced purchase price for bioKinetics by SEK 61 million, partly offset by higher investments in fixed assets in 2004 compared with the cash-out for acquisition of businesses in 2003 by SEK 289 million. Cash flows from investing activities increased by SEK 91 million from a negative cash flow of SEK 548 million in 2002 to a negative cash flow of SEK 457 million in 2003. This increase in cash flow from investing activities was principally due to the additional purchase price paid for Alfa Laval Holding (renamed from Alfa Laval Credit Finance) in 2002 partly offset by the higher cash-out for acquired businesses in 2003 together with the decrease in proceeds from sale of fixed assets compared to 2002.

        Cash flows from financing activities decreased in 2004 to a negative cash flow of SEK 1,523 million as compared to negative cash flow of SEK 1,002 million in 2003 mainly due to higher paid group contributions. Cash flows from financing activities increased in 2003 to a negative cash flow of SEK 1,002 million as compared to negative cash flow of SEK 1,443 million in 2002 mainly due a reduction in the paid financial net.

Commitments for Future Capital Expenditure

        For a discussion of our historical capital expenditure, see "Item 4.A: Information on the Company—Historic Capital Expenditures".

        We are currently investing primarily in replacement machinery and equipment. We have funded, and expect to continue funding, such capital investments from cash generated from our business operations.

Maturity Profile of Our Borrowings

        Under the Current Senior Credit Facility, if a change of control occurs, we may be required by the lenders to prepay the Current Senior Credit Facility. We are also permitted to make voluntary prepayments on the loans under the Current Senior Credit Facility. Borrowings under the Current Senior Credit Facility will bear interest at applicable interbank offered rates for varying interest periods, plus a margin and mandatory costs.

        Our Senior Notes are scheduled to be repaid in one instalment in 2010. However, holders of our Senior Notes will be able to require us to purchase the Senior Notes in the event of a change of control. We will not be able to do so without the consent of our lenders under the Current Senior Credit Facility. In addition, prior to November 15, 2003, we will be permitted to repurchase up to 35% of our Senior Notes at specified redemption rates from the proceeds of a public equity offering and, prior to November 15, 2005, we will be permitted to repurchase all but not part of our Senior Notes at their principal amount plus an applicable redemption premium.

        Following the Offering on May 17, 2002, we redeemed 35%, or €77 million, of the outstanding principal amount of our Senior Notes, together with accrued and unpaid interest thereon with the proceeds of the Offering. During 2002, 2003 and 2004, we purchased Senior Notes at prevailing market rates in the open market. We intend to redeem the outstanding Senior Notes on or about November 15, 2005. Such redemption will incur additional interest cost during the fourth quarter of 2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalized transaction costs, totaling SEK 83.9 million. The costs of redeeming the outstanding Senior Notes are expected to be drawn from the senior credit facility that we are currently negotiating with the lenders under our Current Senior Credit Facility. See "—The Current Senior Credit Facility" above.

        We believe that cash flow generated from our operations, together with amounts available under the Current Senior Credit Facility and new central bilateral facilities, local financing facilities and existing cash balances should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and other operating needs for the foreseeable future. Our future operating performance and ability to service or refinance our existing and future debt, including our Senior Notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See the discussion in the section "Item 3.D: Key Information—Risk Factors".

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

        In addition, the terms of the Current Senior Credit Facility and the Current Intercreditor Agreement restrict our subsidiaries' ability to provide funds to us. See "Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Intercreditor Agreement" above. This ability may be further restricted by applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject. In particular, the Current Intercreditor Agreement prohibits payments under the intercompany loan except to fund (i) any scheduled payments due on the Senior Notes, (ii) any payments of principal, interest, premium, additional amounts and amounts payable on account of taxes in relation to the Senior Notes, (iii) any amounts payable to the trustee on the Senior Notes, and (iv) dividends to Alfa Laval AB or otherwise fund Alfa Laval AB to enable it to pay dividends or other amounts for corporate purposes. However payments to us under this loan will be suspended in the case of a payment default under the Current Senior Credit Facility until such payment default is remedied and in the case of a non payment default for 179 days after a payment blockage notice has been served (or if earlier until such default is remedied or waived or the Senior Credit Facility is repaid in full). Only one such blockage notice can be served in a 365 day period. The Current Intercreditor Agreement provides that, in addition to the payment blockage described above, no enforcement action can be taken by us in relation to the intercompany Loan prior to the date of repayment of the Current Senior Credit Facility unless (i) an insolvency event occurs in relation to the Guarantor or (ii) default occurs in relation to our Senior Notes (unless as a result of a default under the Current Senior Credit Facility) and (1) we have notified the facility agent under the Current Senior Credit Facility of such default, (2) a period of not less then 120 days has passed from the date of receipt of such notice and (3) the default is still continuing at the end of such period.

        Until the date on which all indebtedness under the Current Senior Credit Facility has been fully repaid, to the extent and subject to the restrictions described in the previous paragraph, the Current Intercreditor Agreement and the Current Senior Credit Facility permits us to make payments of principal on our Senior Notes.

5.C. Research and Development, Patents and Licenses, etc.

        Our research and development expenditure was SEK 355 million (2.4% of total sales), SEK 368 million (2.6% of total sales) and SEK 404 million (2.7% of total sales) in the three years 2002, 2003 and 2004 respectively. Management expects research and development expenditure to be approximately 2.5% to 3.0% of net sales in the foreseeable future.

        We conduct research and development at various facilities and employ approximately 290 qualified engineers and technicians. The research and development function for our Process Technology division is located in four centres, in Copenhagen (Denmark), Grenoble (France), Lund (Sweden) and Tumba (Sweden). The research and development function for our Equipment division is located in five centres, in Tumba (Sweden), Lund (Sweden), Kolding (Denmark), Ronneby (Sweden) and Alonte (Italy). The

Process Technology division and the Equipment division have their own R&D functions for channelling resources to areas where there is most growth potential. Such areas include biotechnology and wastewater treatment. Alfa Laval's R&D operations are based on a long-term commitment to basic research, focusing primarily on streaming technology and heat transfer. The company launches 25-30 new products annually as well as at least as many product improvements.

        As a result of our research and development efforts in heat transfer we have achieved the following results. We are continuing to develop of the unique plate condensers and extending the product range. Many researchers believe that heat exchangers made from only one material are the way of the future. Here, Alfa Laval is well in the forefront. AlfaNova is a completely new plate heat exchanger made from a single material: stainless steel. The actual brazed material in combination with the manufacturing technique is patented. AlfaNova tolerates the combination of high temperature and high pressure better than brazed plate heat exchangers. These characteristics broaden the market for the product. New areas of application include processors that involve the use of ammonia. The product was launched in 2003 and in 2004 a number of new sizes were introduced.

        In the centrifugal separation market, we continue to develop sterilisable centrifuges for the bio-pharmacy industry. A new platform of medium sized separators has been developed and the first version for vegetable oil was launched during May 2004. During 2004 two new platforms of decanters were also launched. Eco Stream is a system for treating polluted water based on Alfa Laval's highspeed separator. The product is developed for the marine industry and its task is to remove contaminants in the bilge water in the engine room and internal drainage systems on board. The product replaces the use of chemicals and filters. Eco Stream is fully automated and the effective result means that substantially less waste must be deposited on land and that the dirty water becomes so clean that it can be returned to the sea. Alfa Laval Octopus is software for optimising the operations of decanter centrifuges (the product that separates sludge from water) in treatment plants. The treatment of waste sludge is an area becoming increasingly self-regulating and automated. Octopus is the first totally self-regulating system for dewatering of sludge. It can be described as an autopilot that ensures that the decanter centrifuge works as effectively as possible. The wastewater treatment plant can realize major savings through efficient sludge dewatering and through reducing the use of polymers and fresh water. Another major advantage is that the purity of the water separate from the sludge is higher.

        In the sanitary flow sector, our main product launches during 2004 were Hynetics and a small set valve. Hynetics is a product developed as a result of the acquisition of North American Biokinetics. The product is aimed directly at the pharmaceuticals industry. It is a system designed for single-use and is applied for dissolving and mixing of various types of media and drug formulations. Hynetics is the first system on the market in which single use products (mixing tanks) are used in production scale, between 1,000 to 10,000 litres. The product was launched in the first quarter of 2004 in conjunction with the major Interphex biotech exhibition in New York. A small seat valve completes Alfa Laval's already broad range of seat valves. The new seat valve is designed for the biotech, pharmaceutical and food processing industries. The simple design, featuring few moving parts, makes it highly reliable. Other competitive advantages are its sanitary feature and that it is highly reliable even in vacuum induced environments due to its special double-lip sealing.

        We have a strong focus on future market requirements and customer demands and research and development projects are often conducted in close cooperation with OEMs (Original Equipment Manufactures) who are using Alfa Laval products as an integrated part of their product offering. York International, Carrier International and US companies within cooling, heating and ventilation are such examples. Expanding and developing our technology into new applications is one of our growth strategies. One such example is Alfdex, an innovative solution for cleaning exhaust fumes from diesel engines by separating oil drops and particles from crankcase gases. The market potential for the products is believed to be very large: in the next few years, environmental legislation in both the EU and the US will regulate levels of exhaust emissions from heavy vehicles much more sharply than is the case today. Alfdex is a project in which Alfa Laval cooperates, on market terms, with the Swedish listed company Haldex.

        We own more than 200 patents relating to the design of our products, a number of which we consider to be important to our business. The Alfa Laval® trademark is owned by us and is registered in approximately 100 countries.

        Many of our products are based on established technology but all material improvements are continuously patented to the extent possible. Our pool of proprietary information, consisting of know-how and trade secrets relating to the design, manufacture and operation of our products and their use, is considered particularly important and valuable. Accordingly, we protect this proprietary information, principally through the inclusion of confidentiality clauses in employment contracts with our workforce. In general, we are the owner of the rights to the products, which we manufacture and sell, and we are not dependent in any material way upon any license or franchise to operate.

5.D. Trend Information

        In most of the markets that Alfa Laval serves the demand is expected to be on the same high level as during 2004. Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term.

5.E. Off -balance sheet financing arrangements

        The Group does not have any off-balance sheet financing arrangements, except for receivables sold with recourse. As of December 31, 2004, the Group had sold receivables with recourse totalling SEK 96.5 (113.7) million. These are disclosed as discounted bills in note 28 (Pledged assets and contingent liabilities) in the consolidated financial statements. Under US GAAP, the recourse provisions prevent the transaction from being reported as a sale. Accordingly, the receivables would be kept on the balance sheet, and a loan would be reported for the amount of cash received. The loss on the sale was not material, and this transaction results in no significant impact on US GAAP equity.

Other Commercial Commitments

		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(SEK millions)
Guarantees	688.1	229.4	458.7
Other Commercial Commitments	714.7	331.2	346.3	37.2
Total Commercial Commitments	1,402.8	560.6	805.0	37.2

5.F.  Tabular disclosure of contractual obligations

Contractual Obligations and Commercial Commitments

        The following summaries our contractual obligations and other commercial commitments as of December 31, 2004, and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations

		Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(SEK millions)
Long Term Debt	2,307.1	26.0	—	1,236.7	1,044.4
Capital Lease Obligations	4.2	1.2	1.8	1.2	—
Operating Leases	213.8	65.5	88.5	33.3	26.5
Total Contractual Cash Obligations	2,525.1	92.7	90.3	1,271.2	1,070.9

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Senior Management and Employees

Directors

        At present, our board of directors is composed of three members, including the chairman. None of the directors are affiliated with our principal shareholders. The current members of our board, their positions and the years of their original elections are as follows:

Name	Member Since	Age	Position
Thomas Thuresson	2002	47	Chairman
Lars Renström	2004	53	Director and President
Johan Ahlgren	2002	43	Director

        Thomas Thuresson has been our chairman since 2002. He is also our chief financial officer of the Group. He held various positions at PLM in Sweden and Germany. Mr. Thuresson joined Alfa Laval in 1988 and has held various positions, including controller of business area Automation from 1988 to 1990, controller of business area Flow from 1990 to 1991 and vice president Group controller from 1991 to 1994. He has served in his current role since 1995, with key responsibilities including Group finance and control, treasury, real estate and information technology. Mr. Thuresson received his Bachelor's Degree in Business Administration from the University of Lund in 1981. Mr. Thuresson has no outside directorships.

        Johan Ahlgren has been our director since 2002. Mr. Ahlgren is General Counsel of the Alfa Laval Group. He worked as a notarial clerk at the District Court of Ängelholm from 1986 to 1988 and as a lawyer at Wistrand Advokatbyrå from 1988 to 1992. Mr Ahlgren joined Alfa Laval in 1992. He worked as Corporate Counsel from 1992 to December 1999 in Group staff legal matters. He has held his current position since January 2000. Mr. Ahlgren received a Master of Law from the University of Lund in 1986. Mr. Ahlgren has no outside directorships.

        Lars Renström, the Alfa Laval Group chief executive officer since October 2004, has been our director and our President since October 2004. Mr. Renström served most recently with Seco Tools AB, a company listed at the Stockholm Stock Exchange, where he was President and CEO between 2000 and 2004. Previously he served as a division manager within Ericsson and Atlas Copco. Mr. Renström holds a Bachelor's Degree in Business Administration from the University of Stockholm in 1980 and a M.Sc. from KTH in 1976. Mr. Renström is a member of the board of Profilgruppen AB.

Senior Management

        Alfa Laval Special Finance has no directly employed members of senior management. However, the following table sets forth the names of the Alfa Laval Group's executive officers. Such executive officers are appointed by and serve at the discretion of the board of directors of Alfa Laval AB.

Name	Year of Employment	Age	Position
Lars Renström	2004	53	President and Chief Executive Officer
Thomas Thuresson	1988	47	Executive Vice President and Chief Financial Officer
Svante Karlsson	1984	49	President Equipment Division
Ulf Granstrand	1975	57	President Process Technology Division
Göran Mathiasson	1979	51	President Operations Division
Lars Henriksson	1977	54	Executive Vice President, Regions
Ray Field	1985	50	Executive Vice President, Regions
Peter Leifland	1985	51	Executive Vice President, Regions
Peter Torstensson	1999	49	Vice President, Corporate Communications
David Ford	1993	50	Senior Vice President, Human Resources
Nils Olof Björk	1975	58	Senior Vice President, Corporate Development

        Lars Renström.    See above.

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

        Lars Henriksson is an executive vice president of Alfa Laval with regional responsibilities. Since joining us in 1977, Mr. Henriksson has been president of Alfa Laval Inc in Canada from 1996 to 2004 and prior to that held executive positions for Alfa Laval in Sweden, Spain and Brazil. He has held his current position since September 2004. Mr. Henriksson holds a M.Sc. from LTH.

        Ray Field is an executive vice president of Alfa Laval with regional responsibilities. Since joining us in 1985, Mr. Field has been president of Alfa Laval China from 1993 to 2004. He has held his current position since September 2004. Mr. Field holds a HND from Newport College of Technology.

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

6.B. Compensation

        Total compensation, including salaries and pension payments paid by us and our subsidiaries to (a) the current members of our board of directors and (b) the executive officers who were employed by us in the year ended December 31, 2004 were SEK nil million and SEK 28 million, respectively.

        Total compensation paid to our auditors, Ernst & Young, for the year ended December 31, 2004 was approximately SEK 17 million.

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

        The question of appointing an audit committee according to the "Sarbanes-Oxley Act" has been discussed in the Board of Alfa Laval AB. The Board has chosen not to appoint an audit committee since the judgement is that the financial reporting and control within the Alfa Laval Group, the Alfa Laval Group's policies concerning internal control, the external and internal audit and the reporting to the Board in these matters are such that a separate audit committee within the Board would not increase the Board's insight and control over the operations. As a result, the entire Board will act as the audit committee. At four Board meetings during 2004 the Board has received reports from and met the external auditors of the Group. At one Board meeting during 2004, the Board has received reports from and met the internal auditor of the Group.

Management Service Contracts

        Unless required by legislation, we aim to have "at will" contracts with our senior management. Upon termination, our senior management is typically entitled to one month's pay per year of service, subject to a minimum of 6 months' and a maximum of 24 months' compensation. Each contract with our senior management includes a non-competition clause.

        Lars Renström, in his capacity as our chief executive officer, currently has a base salary of SEK 4,000,000 per annum. He has a bonus opportunity with an un-guaranteed target bonus of 25 percent of the base salary and with a maximum opportunity of 50 percent.

        Lars Renström does not have an agreement on early retirement.

        For the part of Lars Renström's salary at the time of retirement that corresponds to an amount up to 30 basic amounts (one basic amount being equivalent to SEK 39,300 in 2004 under the National Insurance Scheme), Lars Renström is entitled to Swedish mandatory legal benefits and the Swedish ITP pension plan scheme ("IPT"). The ordinary ITP up to a salary of 30 base amounts is funded in order to achieve full ITP benefits at the age of 60. If Lars Renström continues his work in Alfa Laval after the age of 60 he will not receive any pension during the time he receives salary. On top of the ordinary ITP he has a defined contribution benefit comprising 50 percent of the base salary. If he dies during the first two years of service these contributions to the defined contribution pension scheme will total at least SEK 4,000,000.

        For that part of Lars Renström's salary at the time of retirement that corresponds to an amount up to 30 basic amounts, Mr Renströms's surviving family is entitled to a family pension in accordance with ITP. The defined contribution benefit mentioned in the preceding clause can be used also for family pension purposes.

        If Alfa Laval terminates his employment before the age of 59 he will receive two years' remuneration, between 59 and 60 he will receive one year's remuneration and from 60 he will receive 6 months' remuneration.

        During the year, Alfa Laval has recorded costs for pension premiums of SEK 1.2 million.

        Sigge Haraldsson, in his capacity as our former chief executive officer, had an early retirement clause in his service contract, which gave him the option of retiring at 60 years of age at his request, or 55 years of age at the request of the company. In a press release on January 27, 2004 Sigge Haraldsson communicated his intention to retire in accordance with the agreement in connection with his sixtieth birthday in October 2004. He retired on September 30, 2004. He was entitled to a pension equal to 70.0% of his pensionable salary at the time of retirement after 58 years of age irrespective of when he retires. At early retirement, the company maintains the payments of pension premiums as if the employment had lasted until the age of 65. In connection with the early retirement Alfa Laval has paid premiums related to the period up to age 65 of SEK 12.9 million. Out of this SEK 12.6 million had been provided for in prior years, which means that the cost in 2004 was SEK 0.3 million.

        After the age of 65 years, Sigge Haraldsson is entitled to the following pension benefits:

        For the part of Sigge Haraldsson's salary at the time of retirement that corresponds to an amount up to 30 basic amounts (one basic amount being equivalent to SEK 39,300 in 2004 under the National Insurance Scheme), Sigge Haraldsson was entitled to Swedish mandatory legal benefits and the Swedish ITP pension plan scheme ("IPT"). For that part of Sigge Haraldsson's salary at the time of retirement that corresponds to an amount between 30 basic amounts and 80 basic amounts, Sigge Haraldsson was entitled to receive an amount, which is 52.5% of such salary. For that part of Sigge Haraldsson's salary that corresponds to an amount above 80 basic amounts Haraldsson was entitled to receive an amount, which is 32.5% of such salary.

        For that part of Sigge Haraldsson's salary at the time of retirement that corresponds to an amount up to 30 basic amounts,, Mr Haraldsson's surviving family was entitled to a family pension in accordance with ITP. For that part of Sigge Haraldsson's salary at the time of retirement that corresponds to an amount of 30 basic amounts and above, Mr Haraldsson's surviving family was entitled to receive a family pension, which is 16.3% of such amount. In addition to his entitlements under ITP, Sigge Haraldsson had a special family pension that represents a life long supplement.

        Sigge Haraldsson did not have any separate agreement in relation to severance pay.

        During 2004, we have recorded costs in relation to Mr. Haraldsson's pension premiums of SEK 4.1 million, of which SEK 1.4 million relates to premium payments he would be entitled to receive upon early retirement.

        Early retirement agreements are also in place for those directors and members of senior management over 50 years of age. This currently includes Ulf Granstrand, President for our Process Technology division, and approximately 20 managing directors throughout Alfa Laval. No other termination agreements exist with our directors and members of senior management.

6.D. Employees

        Alfa Laval Special Finance AB has no direct employees. However, during the years ended December 31, 2004, 2003 and 2002 the Group employed 9,400, 9,194, and 9,292 employees, respectively. These figures are based on the average number of employees in each year.

        The following charts illustrate the geographical and functional distribution of the Group's workforce for the year ended December 31, 2004:

Employees by geographic region in 2004	Employees by functions in 2004

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

        We were incorporated on March 27, 2000 by Alfa Laval AB as part of the Acquisition more fully described in "Item 4.A: Information About the Company—History and Development of the former Alfa Laval Holding AB, the Company and the Guarantor". At the time of this Acquisition, Alfa Laval AB owned all of our outstanding shares. The outstanding shares of the Guarantor were previously held by Alfa Laval N.V. until August 24, 2000. As part of the Acquisition the Guarantor was sold to us.

        The following table sets forth information regarding the ownership of Alfa Laval AB's ordinary shares as of March 31, 2005. Alfa Laval AB still owns all of our outstanding shares, and we still own all of the outstanding shares of Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), the Guarantor. As of the date of this annual report, Alfa Laval AB had 111,671,993 shares outstanding. All shareholders have the same voting rights.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Tetra Laval B.V. Amsteldijk 166 1079 LH Amsterdam The Netherlands	19,744,014	17.7%
Tredje AP-fonden	6,362,050	5.7%
Fjärde AP-fonden	5,173,100	4.6%
Robur Fonder	5,064,450	4.5%
SEB Fonder	3,415,200	3.1%
HQ Fonder	2,678,200	2.4%
AMF Pension Fonder	2,646,100	2.4%
Lannebo Fonder	2,587,595	2.3%
Handelsbanken Fonder	2,512,536	2.2%
Första AP-fonden	2,408,900	2.2%
Other	59,079,848	52.9%
Total	111,671,993	100%

        Tetra Laval B.V. is a member of the Tetra Laval Group. Tetra Laval is a privately owned Swedish group headquartered in Switzerland with its major subsidiary being Tetra Pak. Tetra Pak develops, manufacturers and markets systems for the processing, packaging and distribution of liquid food. With approximately 20,905 employees, Tetra Pak had € 7.5 billion in sales in 2004.

        On March 7, 2005, Industri Kapital sold its remaining 8.5% holding in Alfa Laval AB to a range of Swedish and international institutional investors.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of us or the Guarantor.

        In order to repay € 220 million under a bridge loan facility, which was arranged as part of the financing of the Acquisition, we issued € 220 million Senior Notes. Our Senior Notes are guaranteed by the Guarantor.

7.B. Related Party Transactions

        The Tetra Laval Group of companies, which includes Tetra Pak International S.A. and all affiliated companies which are under the management control of Tetra Pak International S.A., together with the Tetra Laval holding and financial entities as of the date of this annual report, is a privately owned group of companies with its major subsidiary being Tetra Pak. Tetra Pak develops, manufacturers and markets systems for the processing, packaging and distribution of liquid food. With approximately 20,905 employees, Tetra Pak had € 7.5 billion in sales in 2004. The Tetra Laval Group acquired the Alfa Laval Group in 1991. The former Alfa Laval Holding AB was acquired by us in August 2000. See "Item 4.A: Information about the Company—History and Development of the former Alfa Laval Holding AB, the Company and the Guarantor" for a description of this Acquisition.

        The Tetra Laval Group is one of our most important customers. For example, Tetra Pak, the major subsidiary within the Tetra Laval Group which develops, manufactures and markets systems for the processing, packaging and distribution of liquid food, is currently our single largest customer, accounting for 5.4% of our sales in 2004. Tetra Pak is also the preferred distributor of certain of our sanitary products, principally to liquid food processor end-users, the area in which Tetra Pak itself operates.

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

Future Offerings Agreement

        Tetra Laval B.V. has entered into an agreement with Alfa Laval AB regarding future offerings and sales of ordinary shares by Tetra Laval. The agreement provides, among other things, that at the request of Tetra Laval, Alfa Laval will cooperate in future offerings of ordinary shares, including assisting in the preparation of an offering circular, making all filings with all relevant authorities and stock exchanges required to complete such transaction, participating in marketing efforts and entering into customary agreements for such transactions. The agreement provides that Alfa Laval cannot be required to cooperate in more than two offerings and that Tetra Laval will pay the offering related expenses.

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

        Tetra Laval B.V. has indemnified us in respect of any losses we may suffer in respect of these claims in accordance with indemnification provisions set forth in the Share Sale and Purchase Agreement. These provisions provide that any amounts paid under this indemnification shall not exceed an amount determined by reference to a formula set forth in the Share Sale and Purchase Agreement. This amount is approximately €800 million (SEK 7.5 billion). Claims may be brought under the indemnity for fifteen years from the date of the Acquisition. This indemnity from Tetra Laval B.V. was secured by a pledge of its shares in Alfa Laval AB to us, Alfa Laval Special Finance AB, the wholly owned subsidiary of Alfa Laval AB. However, this pledge was released upon consummation of the Offering. Tetra Laval B.V. currently owns 17.7% of the outstanding share capital in Alfa Laval AB. Tetra Laval B.V. may sell further shares in Alfa Laval AB. In addition, the Share Sale and Purchase Agreement requires Tetra Laval B.V. to maintain minimum net worth targets, which decrease over time. Tetra Laval B.V. is currently obliged to maintain minimum shareholders' equity of €140 million through December 31, 2006 and €70 million from January 1, 2007 through December 31, 2010. There can be no guarantee that this indemnification will cover all related claims or losses or that the indemnifying party will have sufficient assets to cover such claims or losses.

        Asbestos related lawsuits in the United States.    Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of December 31, 2004, named as co-defendant in a total of 175 asbestos-related lawsuits with a total of approximately 13,800 plaintiffs.

        Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

        During the fourth quarter 2004, Alfa Laval Inc. was named as co-defendant in an additional 29 lawsuits with a total of approximately 50 plaintiffs. During the fourth quarter 2004, 12 lawsuits involving approximately 680 plaintiffs have been resolved. Alfa Laval Inc. has in addition been dismissed from the proceedings in respect of 840 plaintiffs in ongoing multiple plaintiffs lawsuits.

        Furthermore, the claims of approximately 5,700 plaintiffs pending against Alfa Laval Inc. in Mississippi were, during the fourth quarter 2004, transferred to a federal court in Pennsylvania responsible for asbestos matters. The transferred claims are in addition to the claims of 522 plaintiffs, which were previously transferred to the same federal court. The court will administratively treat these claims as inactive unless the plaintiffs are able to demonstrate that they have been injured by asbestos. Alfa Laval will treat these claims as effectively dismissed, although it cannot be ruled out that one or more of the claims might be reinstated.

        Alfa Laval Inc. has insurance coverage for the asbestos-related claims under a large number of insurance policies issued by several insurance companies. Primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of defence costs. Most of these insurance carriers have confirmed that they will, taken together, provide coverage for a substantial majority of the costs arising from the claims. Alfa Laval is in the process of negotiating settlement agreements with certain of its insurance carriers. These negotiations primarily relate to the extent of coverage and/or the documentation concerning the existence of certain insurance policies.

        Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

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

Current Senior Credit Facility

        For a description of our Current Senior Credit Facility see "Item 5.B.: Operating and Financial Review and Reports—Current Senior Credit Facility".

Intercompany Notes

        For a description of the Intercompany Note between us and the Guarantor, see "Item 5.B: Operating and Financial Review and Prospects—Liquidity and Capital Resources—The Intercompany Note".

Current Intercreditor Agreement

        For a description of the Current Intercreditor Agreement between us, the Guarantor, the financial institutions named therein as lenders and SEB Merchange Banking, Skandinavista Enskilda Banken AB (publ) as facility agent, see "Item 5.B: Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Current Intercreditor Agent".

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

        Under Swedish law as presently in effect, payments of any principal or interest to the holder of any Senior Note will not be subject to Swedish income tax, provided that such holder is not resident in Sweden for tax purposes and provided that the Senior Note does not pertain to a permanent establishment or fixed place of business in Sweden. Payments of any principal or interest to the holder of any Senior Note are not subject to withholding tax under Swedish law. However, for a private individual or an estate of a deceased individual with tax residence in Sweden a preliminary tax of 30 percent on payments of interest is normally withheld.

US Federal Income Tax

        The following describes certain US federal income tax consequences relating to the ownership and disposition of Senior Notes by a "US holder" (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a US holder of Senior Notes. A US holder is a beneficial owner of Senior Notes that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. In particular, the following discussion deals only with US holders that purchased their Senior Notes at the issue price as part of the initial distribution and who hold Senior Notes as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as US expatriates, persons subject to the alternative minimum tax, banks, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, dealers or traders in securities or currencies, traders in securities electing to mark to market, persons that hold Senior Notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, individual retirement or other tax deferred accounts and persons that have a "functional currency" other than the US dollar. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds Senior Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds Senior Notes, the holder is urged to consult with its tax adviser regarding the specific tax consequences of holding and disposing of the Senior Notes. The summary is based on the Internal Revenue Code of 1986, as amended, existing, temporary and proposed Treasury regulations, administrative pronouncements, rulings and judicial decisions, all as in effect on the date of this annual report and all of which are subject to change, possibly with retroactive effect, and differing interpretations. Holders should consult their own advisers regarding the tax consequences of holding and disposing of the Senior Notes in light of their particular circumstances, including the effect of any state, local or other national laws. Rules under the Code relating to amortizable bond premium, acquisition premium or market discount may, in particular instances, apply to US holders that purchase the Senior Notes at a time other than the initial offering or at a price other than the issue price. These US holders should consult their own tax advisors as to the possible applicability of such rules.

Interest

        Interest (including any payments of additional amounts) on the Senior Notes will be includable in a US holder's income at the time the interest is accrued or received, in accordance with the holder's method of tax accounting for US federal income tax purposes and the rules described below relating to payments received in foreign currency.

        A US holder that uses the cash method of accounting for tax purposes will realise interest income equal to the US dollar value of the interest payment received (based on the spot rate in effect on the date the payment is received), regardless of whether the payment is in fact converted to US dollars at that time. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the disposition of the euro amounts so received.

        A US holder that uses the accrual method of accounting for tax purposes will be required to accrue interest income on the Senior Notes in euros and translate that amount into US dollars at the average exchange rate in effect during the interest accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average rate for the partial period within the taxable year). The average rate of exchange for an interest accrual period is the simple average of the spot exchange rates for each business day of such period (or other average rate that is reasonably derived and consistently applied by the US holder). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the Internal Revenue Service (the "IRS")) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within that accrual period if the accrual period includes more than one taxable year), or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A US holder that uses the accrual method of accounting for tax purposes will recognise foreign currency gain or loss in an amount equal to the difference, if any, between the US dollar value of the foreign currency payment received (determined on the basis of the spot rate on the date of such payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during such accrual period (as determined above). This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income.

        Interest generally will be treated as foreign source income for purposes of calculating a US holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, the interest on a Senior Note should generally constitute "passive income," or, in the case of certain US holders, "financial services income". Under recently enacted legislation, for taxable years beginning January 1, 2007, interest income generally will constitute "passive category income" or in the case of certain US holders, "general category income".

Sale and Retirement of Senior Notes

        A US holder's initial tax basis in a Senior Note generally will equal the US dollar value of the foreign currency amount paid for the note determined at the spot rate on the date of purchase. In the case of a Senior Note that is traded on an established securities market, a cash basis US holder (or an accrual-basis US holder that makes a special election), will determine the US dollar value of the cost of the Senior Note by translating the amount of the foreign currency paid for the Senior Note at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to a foreign currency and the immediate use of the foreign currency to purchase a Senior Note generally will not result in taxable gain or loss for a US holder. A US holder's adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note, decreased by any payments other than qualified stated interest made on the Senior Note and any principal payments previously received by the holder.

        Upon the sale, exchange, retirement or other disposition of a Senior Note, a US holder generally will recognise capital gain or loss equal to the difference between the US dollar value of the amount realised (less any accrued and unpaid interest, which will be taxable as interest income) and the US holder's adjusted tax basis (determined in US dollars) in such Senior Note. If a US holder receives foreign currency in respect of the sale, exchange, retirement or other disposition of a Senior Note, the amount realised will be the US dollar equivalent of the amount received, calculated at the exchange rate in effect at the time of the sale, exchange or retirement. If Senior Notes are traded on an established securities market, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the US dollar equivalent of the amount realised by translating that amount at the exchange rate on the settlement date of the sale, exchange or retirement. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the IRS.

        Except as discussed below with respect to foreign currency gain or loss, gain or loss recognised by a US holder on the sale, exchange, retirement or other disposition of a Senior Note generally will be US source capital gain or loss and will be treated as long-term capital gain or loss if the US holder has held the Senior Note for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

        Gain or loss recognised by a US holder on the sale, exchange, retirement or other disposition of a Senior Note that is attributable to fluctuations in currency exchange rates will constitute exchange gain or loss with respect to the principal amount and generally will be treated as US source ordinary income or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the US dollar value of the principal amount of the Senior Note, determined at the spot rate on the date such payment is received or the Senior Note is disposed of, and the US dollar value of the Senior Note, determined at the spot rate on the date the US holder acquired such Senior Note. However, upon a sale, exchange or retirement of a Senior Note, a US holder will realize foreign currency gain or loss with respect to principal and accrued interest only to the extent of the total gain or loss realized on the disposition. This foreign currency gain or loss generally will not be treated as an adjustment to interest income received on the Senior Note.

US Information Reporting and Backup Withholding

        Interest payments on the Senior Notes and proceeds from the sale, exchange or other disposition of the Senior Notes may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide such certification on a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.A. Quantitative Information about Market Risk

Interest Rate Exposure

        On April 15, 2004, we entered into the Current Senior Credit Facility with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) as arranger. The new multi currency revolving credit facility is USD 325 million and EUR 150 million, corresponding to SEK 3,492.2 million. At December 31, 2004, SEK 1,286.1 million of the facility are utilised. The following table presents our debt instruments sensitive to changes in interest rates based on our Current Senior Credit Facility.

	Maturity dates
						Carrying value at	Fair value at
	2005	2006	2007	2008	Thereafter
	(SEK millions)				(SEK millions)	(SEK millions)	(SEK millions)
Current Senior Credit Facility:
USD	—	—	—	—	1,003	1,003	1,003
EUR	49	—	—	—	—	—	—
JPY	—	—	—	—	234	234	234

	49	—	—	—	1,237	1,237	1,237
Notes (fixed interest)	—	—	—	—	1,044	1,044	1,238

        Amounts outstanding under the Current Senior Credit Facility bear annual interest at applicable interbank offered rates plus a margin depending on the status of the Net Debt to EBITDA ratio. The Senior Notes carry a 12 1/8% fixed rate of interest and are due 10 years from the date of issue.

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

        As a result of investments, production facilities and other operations on a global basis, we have assets and liabilities and cash flows in currencies other than the Swedish kronor. The equity changes caused by movements in foreign exchange rates are shown as a translation difference in the financial statements. The primary objective of our foreign exchange risk management will be to continue to optimise the Swedish kronor value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. The translation differences are a central responsibility and are managed by distributing the Group's loans on different currencies based on the net assets in each currency and through currency forward contracts. Loans taken in the same currency as there are net assets in the Group, decrease these net assets and thereby decrease the translation exposure. Our main exposures are related to assets and liabilities denominated in the currencies of the United States, the United Kingdom, Denmark, Japan and European countries that have adopted the euro.

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

        At December 31, 2004, we had foreign exchange contracts outstanding in various currencies. Our primary net foreign currency exposures at December 31, 2004 included US dollar, euros, Swedish kronor and Danish kroner. Consistent with the nature of the economic hedge of these foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset any corresponding unrealised gains or losses, respectively. The fair value of our forward exchange contracts that were outstanding as of December 31, 2004 resulted in a receivable of SEK 211 million.

        The following table provides information about our foreign exchange forward contracts at December 31, 2004.

Forward Exchange Contracts as of December 31, 2004 are:

				Notional amount
Buying currency	Selling currency	Average contractual rate	Maturity Date	Original currency	SEK	Fair value SEK
				(amounts in millions)
DKK	EUR	7.438	2005	611	739	0
DKK	USD	5.986	2005	105	126	11
EUR	JPY	133.520	2005	12	109	6
EUR	DKK	7.436	2005	10	87	0
EUR	GBP	1.449	2005	8	72	2
EUR	USD	1.258	2005	149	1,337	108
EUR	SEK	9.051	2005	15	137	(1)
SEK	DKK	1.216	2005	1,707	1,707	2
SEK	EUR	9.099	2005	2,597	2,597	31
SEK	NOK	1.091	2005	89	89	0
SEK	USD	7.448	2005	771	771	67
USD	EUR	1.277	2005	15	96	(8)
USD	GBP	1.906	2005	21	137	(3)
USD	DKK	6.018	2005	10	63	(5)
USD	CAD	0.783	2005	10	67	(5)
Various	Various	—	2005-2006	—	853	6
					8,987	211

        As a result of the Acquisition and related financing transactions we have not significantly changed our foreign currency hedging strategy. The composition of the senior debt serves as a natural hedge of our investments in foreign subsidiaries. We plan to continue to use foreign currency forward contracts and currency options to hedge our foreign currency cash flows.

        As part of our hedging strategy to minimize interest rate risk we have entered into forward rate arrangements to effectively convert 26% of our variable rate exposure associated with the senior debt into fixed rate debt.

Foreign Currency Exchange Rate Exposure Sensitivity Analysis

        If the currency rates between SEK and the most important foreign currencies are changed by +/- 10%, it has the following effect on operating income, if no hedging measures are taken:

Exchange rate change against the SEK	+10%	-10%
	(SEK millions)
USD	113.0	(113.0)
EUR	159.0	(159.0)
DKK	(120.0)	120.0
Other USD related currencies	15.0	(15.0)
Other	45.0	(45.0)
Total	212	(212)

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

        (a)   Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        As of the end of the period covered by this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in timely identifying material information potentially required to be included in our SEC filings.

        (b)   Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:

16.A. Audit committee financial expert

        The Board of Directors of Alfa Laval Special Finance AB has determined that Mr Thomas Thuresson is an 'audit committee financial expert' as defined in Item 16A of Form 20-F.

16.B. Code of Ethics

        The Board of Alfa Laval AB has established a code of ethics for senior financial officers based on the requirements in section 406 of the Sarbanes-Oxley Act. It applies to our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. This code of ethics is incorporated by reference into this Form 20-F. See Item 19—Exhibits.

16.C. Principal Accountants' Fees and Services

Independent auditor fees

        Ernst & Young have served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to Alfa Laval Special Finance AB in 2004.

	2003	2004
	(SEK millions)	(SEK millions)
Audit Fees(1)	10.9	10.9
Audit-related Fees(2)	1.5	2.5
Tax Fees(3)	0.9	2.0
All Other Fees(4)	0.3	1.8
Total	13.6	17.2

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

Audit committee pre-approval policies and procedures

        The Board has approved a pre-approval policy for all auditing and non-auditing services provided by audit firms in accordance with Section 202 of the Sarbanes-Oxley Act. This pre-approval policy is incorporated by reference into this Form 20-F. See Item 19—Exhibits.

16.D. Exemptions from the listing standards for audit committees

        Not applicable.

16.E. Purchases of equity securities by the issuer and affiliated purchasers

        Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report on Form 20-F:

Page
Report of Independent Auditors to Board of Directors and Shareholders of Alfa Laval Special Finance AB	III-3
Consolidated Income Statements of Alfa Laval Special Finance AB for the three years ended December 31, 2004	III-4
Consolidated Balance Sheet of Alfa Laval Special Finance AB as at December 31, 2003 and 2004	III-5
Consolidated Cash Flow Statements of Alfa Laval Special Finance AB for the three years ended December 31, 2004	III-7
Consolidated Statement of Changes in Equity Capital of Alfa Laval Special Finance AB for the three years ended December 31, 2004	III-8
Notes to Consolidated Financial Statements of Alfa Laval Special Finance AB	III-10

III-1

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditors	III-3
Consolidated Statements of Income for the three years ended December 31, 2004	III-4
Consolidated Balance Sheets as at December 31, 2003 and 2004	III-5
Consolidated Cash-Flow Statements for the three years ended December 31, 2004	III-7
Consolidated Statement of Changes in Equity Capital for the three years ended December 31, 2004	III-8
Notes to the Financial Statements	III-10

III-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Alfa Laval Special Finance AB

        We have audited the accompanying consolidated balance sheets of Alfa Laval Special Finance AB as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in equity capital and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Alfa Laval Special Finance AB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa Laval Special Finance AB at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Malmö, Sweden

March 7, 2005

Ingvar Ganestam
Authorised Public Accountant
Ernst & Young AB

III-3

ALFA LAVAL SPECIAL FINANCE AB
CONSOLIDATED INCOME STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	Jan 1- Dec 31 2004	Jan 1- Dec 31 2003	Jan 1- Dec 31 2002
		Amounts in SEK millions
Net sales	1	14,985.8	13,909.3	14,594.9
Cost of goods sold	7	(9,937.0)	(8,976.3)	(9,262.2)

Gross profit	1	5,048.8	4,933.0	5,332.7

Sales costs	2, 3, 5	(2,132.4)	(2,245.8)	(2,115.1)
Administration costs	2, 3, 4, 7	(925.0)	(865.8)	(1,026.8)
Research and development costs		(403.9)	(368.1)	(355.2)
Other operating income*	6	325.2	248.0	282.7
Other operating costs*	6, 7	(469.0)	(366.4)	(706.8)
Amortisation of goodwill	7, 8	(191.5)	(191.3)	(187.7)

Operating income		1,252.2	1,143.6	1,223.8

Dividends	9	3.1	6.9	7.8
Interest income	10	166.4	267.5	322.7
Interest expense*	6, 10	(349.1)	(601.3)	(1,094.2)

Result after financial items		1,072.6	816.7	460.1

Minority share in subsidiaries' income	11	(45.4)	(41.6)	(33.6)
Taxes on this year's result	12	(297.2)	(114.7)	(185.7)
Other taxes	12	(29.6)	(19.8)	(32.6)

Net income for the year		700.4	640.6	208.2

Earnings per share (SEK)		85.51	78.21	39.82
Average number of shares**		8,191,000	8,191,000	5,229,137

*
The line has been affected by comparison distortion items, see specification in note 6.

**
The average number of shares has been changed through split and new issue of shares. See a specification in the statement over "Changes in consolidated equity capital".

The accompanying notes form an integral part of these financial statements.

III-4

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED BALANCE SHEETS

ASSETS

	Note	2004	2003
		Amounts in SEK millions
Fixed assets
Intangible assets	13, 14
Concessions, patents, licenses, trademarks and similar rights		923.1	1,100.8
Renting and similar rights		0.8	0.7
Goodwill		2,794.6	3,098.5

		3,718.5	4,200.0
Property, plant and equipment	13, 15
Real estate		945.4	1,171.2
Machinery and other technical installations		753.9	858.5
Equipment, tools and installations		609.1	668.6
Construction in progress and advances to suppliers concerning property, plant and equipment		171.9	58.2

		2,480.3	2,756.5
Financial long-term assets
Other long-term securities	16	2.9	22.5
Pension assets	23	123.5	126.7
Capitalised financing costs, acquisition loans		40.5	44.6
Deferred tax asset		453.4	472.4

		620.3	666.2
Total fixed assets		6,819.1	7,622.7
Current assets
Inventories	17	2,452.5	2,217.8
Current receivables
Accounts receivable	18	2,613.3	2,463.3
Other receivables	19	1,240.2	1,070.4
Prepaid costs and accrued income		89.8	85.0
Capitalised financing costs, acquisition loans		12.2	12.2

		3,955.5	3,630.9
Current deposits
Other current deposits	20	257.2	658.6
Cash and bank	21	414.8	554.6
Total current assets		7,080.0	7,061.9
TOTAL ASSETS		13,899.1	14,684.6

The accompanying notes form an integral part of these financial statements.

III-5

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED BALANCE SHEETS, continued

EQUITY CAPITAL AND LIABILITIES

	Note	2004	2003
		Amounts in SEK millions (except share information)
Equity capital
Restricted equity capital
Share capital, 8,191,000 shares (par value SEK 100)		819.1	819.1
Restricted reserves		57.4	119.3

		876.5	938.4
Unrestricted equity capital
Unrestricted reserves		3,099.1	2,823.5
Net income for the year		700.4	640.6

		3,799.5	3,464.1

Total equity		4,676.0	4,402.5
Minority interest	11	119.2	104.2
Provisions
Provisions for pensions and similar commitments	23	788.9	754.8
Provisions for taxes	12	737.8	817.0
Other provisions	24	948.2	891.2

		2,474.9	2,463.0
Long-term liabilities	25
Liabilities to credit institutions		1,262.7	2,427.0
Bond loan		1,044.4	1,064.8

		2,307.1	3,491.8
Current liabilities
Liabilities to credit institutions	25	239.4	103.7
Advances from customers		542.0	512.1
Accounts payable		1,235.8	1,076.0
Notes payable		113.8	123.4
Liability to Alfa Laval AB (publ)		380.2	491.6
Tax liabilities		530.4	451.7
Other liabilities	26	479.3	648.7
Accrued costs and prepaid income	27	801.0	815.9

		4,321.9	4,223.1
TOTAL EQUITY CAPITAL AND LIABILITIES		13,899.1	14,684.6

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	28	50.6	45.4
Contingent liabilities	28	1,402.8	1,471.1

The accompanying notes form an integral part of these financial statements.

III-6

ALFA LAVAL SPECIAL FINANCE AB

CONSOLIDATED CASH-FLOW STATEMENTS

	Note	Jan 1- Dec 31 2004	Jan 1- Dec 31 2003	Jan 1- Dec 31 2002
		Amounts in SEK millions
Cash flow from operating activities
Operating income		1,252.2	1,143.6	1,223.8
Adjustment for depreciation		745.8	787.2	838.0
Adjustment for other non-cash items		15.4	22.1	35.0

		2,013.4	1,952.9	2,096.8
Taxes paid		(335.5)	(268.6)	(396.2)
Cash flow from operations before working capital		1,677.9	1,684.3	1,700.6
Changes in working capital:
(Increase)/decrease of current receivables		(388.0)	(25.7)	340.0
(Increase)/decrease of inventories		(297.0)	(17.2)	140.4
Increase/(decrease) of liabilities		292.6	(152.9)	(134.2)

		(392.4)	(195.8)	346.2

Cash flow from operating activities		1,285.5	1,488.5	2,046.8

Cash flow from investing activities
Investments in fixed assets		(387.5)	(258.5)	(276.7)
Divestment of fixed assets		361.5	40.1	120.7
Additional purchase price		(9.4)	—	(367.5)
Acquisition of businesses	22	—	(289.5)	(135.7)
Reduction of purchase price	22	61.2	—	81.6
Divestment of businesses	22	10.0	—	—
Provisions		87.3	50.5	29.8

Cash flow from investing activities		123.1	(457.4)	(547.8)

Cash flow from financing activities
Financial net, paid		(204.2)	(237.1)	(590.1)
New issue of shares		—	—	819.0
Paid group contribution		(613.4)	(53.4)	—
(Increase)/decrease of other financial assets		472.4	(256.9)	(84.2)
Capitalised financing costs, acquisition loans		(7.3)	—	(39.7)
Increase/(decrease) of liabilities to credit institutions	25	(1,170.2)	(454.8)	(1,548.2)

Cash flow from financing activities		(1,522.7)	(1,002.2)	(1,443.3)

Net increase (decrease) in cash and bank		(114.1)	28.9	55.7
Cash and bank at the beginning of the year		554.6	605.9	666.4
Translation difference in cash and bank		(25.7)	(80.2)	(116.2)
Cash and bank at the end of the period	21	414.8	554.6	605.9

Free cash flow per share (SEK)*		171.97	125.88	286.66
Average number of shares**		8,191,000	8,191,000	5,229,137

*
Free cash flow is the sum of cash flows from operating and investing activities.

**
The average number of shares has been changed through new issue of shares.

The accompanying notes form an integral part of these financial statements.

III-7

ALFA LAVAL SPECIAL FINANCE AB

CHANGES IN CONSOLIDATED EQUITY CAPITAL

	Share capital	Restricted equity	Unrestricted equity	Total
	Amounts in SEK millions
As of December 31, 2001	0.1	36.9	3,591.9	3,628.9

2002
New issue of shares	819.0	—	—	819.0
Equity part of group contribution	—	—	(38.4)	(38.4)
Deferred tax on group contribution	—	—	(15.0)	(15.0)
Transfer between restricted equity and unrestricted equity in Group companies	—	76.9	(76.9)	—
Translation difference	—	0.8	(190.5)	(189.7)
Net income for 2002	—	—	208.2	208.2

As of December 31, 2002	819.1	114.6	3,479.3	4,413.0

2003
Equity part of group contribution	—	—	(441.6)	(441.6)
Deferred tax on group contribution	—	—	(171.8)	(171.8)
Transfer between restricted equity and unrestricted equity in Group companies	—	4.3	(4.3)	—
Translation difference	—	0.4	(38.1)	(37.7)
Net income for 2003	—	—	640.6	640.6

As of December 31, 2003	819.1	119.3	3,464.1	4,402.5

2004
Equity part of group contribution	—	—	(245.0)	(245.0)
Deferred tax on group contribution	—	—	(95.3)	(95.3)
Transfer between restricted equity and unrestricted equity in Group companies	—	(62.9)	62.9	—
Translation difference	—	1.0	(87.6)	(86.6)
Net income for 2004	—	—	700.4	700.4

As of December 31, 2004	819.1	57.4	3,799.5	4,676.0

III-8

ALFA LAVAL SPECIAL FINANCE AB

CHANGES IN CONSOLIDATED EQUITY CAPITAL, continued

Comments on changes in consolidated equity capital

        The share capital of SEK 819,100,000 (819,100,000) is divided among 8,191,000 (8,191,000) shares at par value SEK 100 (100).

        At the ordinary shareholders' meeting on June 13, 2002 it was decided to increase the share capital by SEK 819,000,000 through a new issue of 8,190,000 shares to Alfa Laval AB (publ).

        The proposed dispositions of earnings for the subsidiaries suggest transfers to restricted equity capital of SEK 52.4 (54.3) (22.0) million. After deduction for this, the net available for distribution is thus SEK 3,747.1 (3,409.8) (3,457.3) million.

        The possibilities to distribute un-appropriated profits from foreign subsidiaries are limited in certain countries due to currency regulations and other legislation.

Specification of changes in number of shares and share capital

Year	Event	Date	Change in number of shares	Total number of shares	Change in equity capital	Total equity capital
2000	Company formation	March 27, 2000	1,000	1,000	0.1	0.1
2002	New issue of shares	June 13, 2002	8,190,000	8,191,000	819.0	819.1

Specification of accumulated translation differences reported against equity capital

Year	Change	Accumulated	Main explanation to change	The change has been affected by hedging measures of
Formation of the Group
2000	(94.5)	(94.5)	The EUR was appreciated by 6%, which affected the EUR based acquisition loans	(312.5)
2001	96.7	2.2	The USD was appreciated by 10.7%	(105.5)
2002	(189.7)	(187.5)	The USD was depreciated by 16.7%	164.9
2003	(37.7)	(225.2)	The USD was depreciated by 17.5%	140.3
2004	(86.6)	(311.8)	The USD was depreciated by 9.0%	(13.8)

III-9

ALFA LAVAL SPECIAL FINANCE AB

NOTES TO THE FINANCIAL STATEMENTS

Amounts in SEK millions unless otherwise stated

Ownership and legal structure

        Alfa Laval Special Finance AB is a wholly owned subsidiary of Alfa Laval AB (publ).

        The parent company Alfa Laval AB (publ) is listed on the Stockholm Stock Exchange since May 17, 2002. Alfa Laval AB (publ) had 11,758 (7,254) shareholders on December 31, 2004. The two largest owners are Tetra Laval and Industri Kapital, where 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands and 8.5 (17.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom. At the beginning of May 2004 Industri Kapital decreased the holding in Alfa Laval from 17.9 percent to 8.5 percent. Next to the two largest owners there are eight institutional investors with ownership in the range of 7.4 to 1.9 percent. These ten largest owners own 54.6 (60.1) percent of the shares.

Operations

        The Alfa Laval Special Finance Group is engaged in the development, production and sales of products and systems based on three main technologies: separation/filtration, heat transfer and fluid handling. Alfa Laval's primary segments are the two divisions"Equipment" and"Process Technology", where the sales and marketing activities are performed. The divisions are based on ten customer segments. The customers to the Equipment division purchase products whereas the customers to the Process Technology division purchase solutions for processing applications. The Group also has a common function "Operations" for procurement, production and logistics. The Group's secondary segments are geographical markets.

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

III-10

Implementation of International Financial Reporting Standards (IFRS)

        International Financial Reporting Standards (IFRS) is the new name for all new International Accounting Standards. IFRS are still issued by the International Accounting Standards Board (IASB). IFRS 1 covers the transitional provisions for the implementation of IFRS. All companies within the European Union are obliged to change to IFRS as of January 1, 2005.

        Already in 2000 Alfa Laval started to implement the International Accounting Standards (IAS) issued by IASB and translated and adapted to Swedish legislation by the Financial Accounting Standards Council in Sweden. Since there are some minor differences between the Swedish recommendations and IAS, Alfa Laval Special Finance has never claimed to be following IAS. Technically this means that Alfa Laval Special Finance will be a first time applicant under IFRS 1 in 2005. The adoption to IFRS is however already in place since Alfa Laval Special Finance has implemented all relevant IAS standards, except IAS 39. This statement will be implemented as of January 1, 2005.

        The effects of implementing IFRS during 2005 are described under a separate section in the Board of Directors' report.

Changed/implemented accounting principles

        During 2003 RR27 "Financial Instruments: Disclosure and Presentation" was implemented. This did not introduce any major changes or amendments to the disclosure and presentation in 2002. Chapter 5 § 18b in Swedish Annual Report's Acts (ÅRL) "Gender among managers" was also implemented. The definition of members of the Board and managers is not at all as clear as in the Industry and Commerce Stock Exchange Committee's statement concerning executive officers below. For this reason, several measures have been supplied in order to enlighten the subject.

        During 2002 RR26 Events after the balance sheet date was implemented. The updated statement by the Industry and Commerce Stock Exchange Committee on information about remunerations to executive officers (approved during 2002) was also implemented during 2002.

        The application of these new accounting standards has not resulted in any change of accounting principles and has therefore not resulted in any effect on income or equity capital for 2004, 2003 or 2002.

        During 2001 RR 15 Intangible Assets, RR 21 Borrowing Costs, RR22 Presentation of Financial Statements and RR23 Related Party Disclosures were implemented. Segment reporting is from the same point in time reported according to IAS 14 in the absence of a Swedish recommendation at the time (currently RR25 Segment Reporting—business and geographical segments).

        During 2000, considerable work was devoted to the implementation of new accounting standards. As of the closing for 2000, deferred tax is accounted for according to RR 9, impairments according to RR17, revenue recognition on large projects according to RR10 and provisions, contingent liabilities and contingent assets according to RR16. As of the same date, employee benefits are accounted for according to IAS 19 in the absence of a Swedish standard (currently RR29 Employee Benefits). The effect on equity of the changes in accounting principles for income taxes and pensions amounted to an increase of SEK 225 million for the predecessor the Alfa Laval Holding Group for 1999. Since the effect on the equity because of changed accounting principles changes the opening equity, the net asset

III-11

value that was acquired by the new group increased correspondingly. Because the acquired equity is fully eliminated, the above adjustment to equity does not appear in the new Alfa Laval Group.

Implementation of the Swedish Financial Accounting Standards Council's recommendations before they become effective

        The Swedish Financial Accounting Standards Council's recommendations RR 1:00 Business combinations, RR 15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets, RR17 Impairment of Assets, RR21 Borrowing Costs and RR23 Related Party Disclosures became effective on January 1, 2002. RR22 Presentation of Financial Statements, RR25 Segment Reporting—business and geographical segments and RR26 Events After the Balance Sheet Date became effective on January 1, 2003. RR 29 Employee Benefits became effective on January 1, 2004. Earlier application of all these recommendations was encouraged and the Group has also applied them earlier as described above.

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

        According to RR 17 impairments on assets including goodwill shall be calculated if there is any indication that the value of the asset has decreased. This is different to FAS 142, which requires that the impairment test must be made annually irregardless of whether there is an indication or not. If a FAS 142 calculation shows an impairment, this can however be seen as such an indication that could trigger a write down even in the part of the financial reporting that is regulated by the recommendations from the Financial Accounting Standards Council. With the implementation of IFRS 3 Business Combinations as of January 1, 2005 this difference compared to US GAAP will disappear and goodwill will be tested for impairment both annually and when there is an indication.

        The Group's reporting of provisions according to RR16 means that SEK 948.2 (891.2) million is reported as other provisions. This constitutes 6.8 (6.1) percent of the Group's assets and is important for the assessment of the Group's financial position, not the least since provisions normally are based on estimates of costs and risks. If the accounting principles for provision would be changed sometime in the future, this could have a substantial impact on the Group's financial position.

Advertising costs

        Advertising costs are expensed as incurred.

III-12

Borrowing costs

        Borrowing costs are accounted for according to the main principle in RR 21 Borrowing costs, which means that the borrowing costs are charged to the profit and loss in the period to which they relate. This means, among other things, that transaction costs that arise in connection with raising a loan are capitalised and amortised over the maturity of the loan.

Business combinations—consolidation principles (including associates and joint ventures)

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

        The consolidated balance sheet has been prepared in accordance with the purchase method, which means that the book value of shares in the subsidiaries is eliminated from the reported equity capital in the subsidiaries at the time of their acquisition. Accordingly, the unrestricted reserves in the subsidiaries at the time of acquisition are not included in the consolidated unrestricted reserves. Alfa Laval owns 50 percent in three different joint ventures: Rolls Laval Heat Exchangers Ltd with Rolls Royce as partner, Hynetics Inc with Hyclone Inc as partner and Alfdex AB (renamed from Gigantissimo 2444 AB) with Haldex as partner. These companies are consolidated according to the proportional consolidation method in RR 14 Joint Ventures. The Group has only one company that fulfils the definition of an associate in RR 13 Accounting for Investments in Associates, that is that the ownership is between 20 and 50 percent, namely Dalian Haven Automation Co Ltd. This company is totally dormant. Since its net assets are not material, it is not consolidated.

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

Comparison distortion items

        Items that do not have any link to the normal operations of the Group or that are of a non-recurring nature are classified as comparison distortion items. In the income statement these are reported gross as a part of the most concerned lines in the income statement, but are specified separately in a note. A reporting together with other items in the income statement without this separate reporting in a note would have given a comparison distortion effect that would have made it difficult to judge the development of the ordinary operations from an outside viewer. Comparison distortion items affecting operating income are reported as a part of operating income, while

III-13

comparison distortion items affecting the result after financial items are reported as a part of the financial net.

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

+	The present value of the defined benefit obligation at December 31
+	any actuarial gains not recognised
-	any actuarial losses not recognised
-	any past service costs not yet recognised
-	the fair value of the plan assets at December 31

=	a net liability if positive/a net asset if negative

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

        The costs for defined contribution plans are reported in Note 3.

        The Swedish ITP plan is a multi-employer plan insured by Alecta. It is a defined benefit plan, but since the plan assets and liabilities cannot be allocated on each employer it is reported as a defined contribution plan according to item 30 in IAS 19 and RR29. The construction of the plan does not enable Alecta to provide each employer with its share of the assets and liabilities or the information to be disclosed. The cost for the plan is reported together with the costs for other defined contribution plans in Note 3. Alecta reported a collective consolidation level at December 31, 2004 of 128.0 (119.9) percent. The collective consolidation level is defined as the fair value of Alecta's plan assets in percent of the insured pension commitments calculated according to Alecta's actuarial assumptions, which are not in accordance with IAS 19. Such a surplus can be distributed among the employers or the beneficiaries, but there does not exist any agreement concerning this that enables the company to report a receivable on Alecta.

Events after the balance sheet date

        Events after the balance sheet date are reported according to RR26 under a separate heading in the Board of Directors' report.

III-14

Financial instruments

        During 2003 RR27 "Financial Instruments: Disclosure and Presentation" has been implemented. This has not introduced any major changes or amendments to the disclosure and presentation in 2002. RR27 is based on IAS 32 and describes how financial instruments are presented in the balance sheet and the required disclosures to enable a reader of financial reports to understand how the financial instrument is influencing the income statement, balance sheet and cash flow of a company. It does not regulate when a financial instrument is reported in or removed from the balance sheet or the valuation of financial instruments. This will instead be covered by IAS 39.

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

Fixed assets (tangible and intangible)

        Assets have been accounted for at cost, net after deduction of accumulated depreciation according to plan. Depreciation according to plan is based on the assets' acquisition values and is calculated according to estimated economic lives of the assets.

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

        Any additions to the purchase price in connection with investments in fixed assets or acquisitions of businesses are amortised over the same period as the original purchase price. This means that the

III-15

time when the asset is fully depreciated is identical regardless of when payments are made. This is a reflection of the fact that the estimated economic live of the asset is the same.

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

Inflationary accounting

        Subsidiaries in highly inflationary countries report their closings in the functional hard currency that is valid in each country, which in all cases is USD. During 2004 Colombia, Indonesia, Mexico, Russia, Turkey and Venezuela are regarded as highly inflationary countries.

III-16

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

III-17

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

        If a reimbursement of some or all of the costs to settle a provision is expected (e.g. through insurance contracts, indemnity clauses or supplier's warranties), the reimbursement is recognised:

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

III-18

  e)
  when the plan will be implemented; and

  •
  a valid expectation in those affected that the restructuring will be carried out.

        A management or board decision to restructure does not give rise to a constructive obligation at the balance sheet date unless the company has, before the balance sheet date:

  •
  started to implement the restructuring plan; or

  •
  communicated the restructuring plan to those affected by it in a sufficiently specific manner to raise a valid expectation in them that the restructuring will happen.

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

Sick leave in Sweden

        The Swedish Annual Report's Acts (ÅRL) requires the sick leave among Swedish employees to be reported split on different specifically defined categories. This is a way to get focus on the contemporary problem of high sick leave rates and if certain employers are having a high or a low sick rate within the company. The specification is found in Note 2.

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

III-19

hedge to the acquired net assets. In the parent company, the exchange differences are reported in the income statement.

Events after the balance sheet date

        The balance sheets and the income statements will be adopted at the Annual General Meeting of shareholders on April 27, 2005.

        In a news release on February 15, 2005 Alfa Laval communicated that an agreement had been signed to acquire Packinox S.A. in France. Packinox is a world leader in large welded plate heat exchangers for oil & gas and refinery applications, with expected sales of about SEK 450 million in 2005 and approximately 145 employees within R&D, manufacturing and sales.

        In a press release on March 7, 2005 Industri Kapital communicated that it had sold its entire holding in Alfa Laval AB to a range of Swedish and international institutional investors.

Work procedures of the Board of Alfa Laval AB

        The Board of Alfa Laval AB has held eight (twelve) (thirteen) meetings during 2004. The Board has issued rules of procedures for the Board of Directors and an instruction regarding the allocation of work between the Board of Directors and the Managing Director. The rules of procedure establish, among other things, how often the Board of Directors shall meet and how the work shall be organised.

        The Board has a remuneration committee, consisting of the Chairman, Björn Savén and Jörn Rausing, with Lars Renström as presenting. The committee shall handle remuneration matters for the members of Group Management.

        Matters that the Board has been discussing during the year include liquidity and funding, financial performance, share and ownership developments, dividends, asbestos litigations, larger capacity investments and development projects, acquisition of businesses, purchase and divestment of real estate, raw material prices, corporate governance, internal audit, external audit planning and the strategic positioning of the Group.

        The Board has issued a code of ethics for senior financial officers based on the requirements in section 406 of the Sarbanes-Oxley Act, a pre-approval policy for all auditing and non-auditing services provided by audit firms in accordance with Section 202 of the Sarbanes-Oxley Act, an updated communication policy and updated internal rules for prevention of misuse of insider information. The code of ethics for senior officers applies to the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer of the Group. The pre-approval policy stipulates what audit and non-audit services provided by Ernst & Young that the Board has pre-approved and what services that needs to be approved separately by the Board. The update of the communication policy is due to changes in the contract with the Stockholm Stock Exchange. The update of the insider rules relates mainly to the trading prevention periods prior to financial reports.

        Since the Group has a bond loan that is registered with the Securities and Exchange Commission (SEC) in the US, the question of appointing an audit committee according to the "Sarbanes-Oxley Act" has been discussed. The Board has chosen not to appoint an audit committee since the judgement is that the financial reporting and control within the Group, the Group's policies concerning internal control, the external and internal audit and the reporting to the Board in these matters are such that a special audit committee within the Board would not increase the Board's insight and control over the

III-20

operations. At four Board meetings during 2004 the Board has received reports from and met the external auditors of the Group. At one Board meeting during 2004, the Board has received reports from and met the internal auditor of the Group.

        Section 407 of the Sarbanes-Oxley Act requires the company to disclose whether it has a financial expert on the audit committee. The Board of Directors of Alfa Laval Special Finance AB has determined that Mr Thomas Thuresson is an "audit committee financial expert' as defined in Item 16A of Form 20-F.

Financial risks

Financial instruments

        Financial risks are referring to financial instruments. Alfa Laval has the following instruments: cash, deposits, bank loans, the bond loan and a limited number of derivative instruments to hedge currency rates or interests. These include currency forward contracts, currency options, interest-rate swaps and interest-forward contracts.

Financial policy

        In order to control and limit the financial risks, the Board of the Group has established a financial policy. The Group has an aversive attitude toward financial risks. This is expressed in the policy. It establishes the distribution of responsibility between the local companies and the central finance function in Alfa Laval Treasury International AB, what financial risks the Group can accept and how the risks should be limited.

Price risk

        There are three different types of price risks: currency risk, interest risk and market risk. See below.

Currency risk

Transaction exposure

        The Group is principally exposed to currency risk from potential changes in contracted and projected flows of payments and receipts. The objective of foreign exchange risk management is to reduce the impact of foreign exchange movements on the Group's income and financial position.

        The Group normally has natural risk coverage through the sale as well as costs in local currencies. The financial policy states that the local companies are responsible for identifying and hedging exchange rate exposures on all commercial flows via Alfa Laval Treasury International. Contract based exposures must be fully hedged. In addition, the balance of projected flows the next 12 months must be hedged to at least 50 percent. The remaining part of the projected flows can be partially hedged after conferring with the Group's central finance function. Alfa Laval Treasury International can add to or reduce the total hedging initiated by the local companies in the currencies that Alfa Laval has commercial exposure up to but not exceeding 100 percent of one year's commercial exposure for each currency.

III-21

        The Group's net exposure in different currencies before and after derivatives during 2004 has amounted to:

        Currency contracts are entered into continuously during the year with 12 months maximum duration. This means that the company experiences the effects from the market currency rate movements with a varying degree of delay.

        If the currency rates between SEK and the most important foreign currencies are changed by +/- 10% it has the following effect on operating income, if no hedging measures are taken:

	2004		2003		2002
Exchange rate change against SEK In SEK millions
	+ 10%	-10%	+ 10%	-10%	+ 10%	-10%
Effect on operating income without hedging measure
USD	113	(113)	97	(97)	101	(101)
EUR	159	(159)	152	(152)	154	(154)
DKK	(120)	120	(127)	127	(135)	135
Other USD related currencies	15	(15)	46	(46)	29	(29)
Other	45	(45)	39	(39)	58	(58)

Total	212	(212)	207	(207)	207	(207)

III-22

        Outstanding currency forward contracts and currency options for the Group amounted to the following at the end of the year:

	2004		2003		2002
Outflows	Original currency	SEK	Original currency	SEK	Original currency	SEK
	In millions
EUR	(159.3)	(1,431.9)	(275.7)	(2,499.0)	(188.8)	(1,729.4)
USD	(285.6)	(1,884.4)	(161.5)	(1,171.3)	(190.2)	(1,672.1)
DKK	(817.1)	(988.1)	(750.3)	(913.8)	(558.0)	(688.2)
HKD	—	—	—	—	(173.3)	(195.3)
NOK	(136.2)	(148.5)	(165.8)	(178.5)	(133.3)	(167.5)
JPY	—	—	(765.7)	(51.9)	(1,713.3)	(126.2)
CAD	(17.0)	(92.6)	(17.8)	(98.5)	(7.7)	(42.9)
GBP	(16.4)	(207.7)	(7.6)	(97.5)	(0.9)	(13.6)
Other		(109.8)		(70.2)		(84.2)

Total		(4,863.0)		(5,080.7)		(4,719.4)

	2004		2003		2002
Inflows	Original currency	SEK	Original currency	SEK	Original currency	SEK
	In millions
SEK	4,984.6	4,984.6	5,172.8	5,172.8	4,832.8	4,832.8
SGD	—	—	7.2	30.6	5.4	27.3
JPY	1,499.0	95.4	—	—	—	—
Other		—		4.9		10.6

Total		5,080.0		5,208.3		4,870.7

Net exposure		217.0		127.6		151.3

Translation exposure

        When the subsidiaries' balance sheets in local currency are translated into SEK a translation difference arises that is due to the current year being translated at a different closing rate than last year and that the income statement is translated at the average rate during the year whereas the balance sheet is translated at the closing rate at December 31. The translation differences are reported in the unrestricted equity capital. The translation exposure consists of the risk that the translation difference represents in relation to changes in the equity capital. The risk is largest for the currencies where the Group has the largest net assets and where the exchange rate movements against SEK are largest.

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

III-23

        The financial policy states that the interest rate risk and duration are measured by each main currency. The interest duration for the loans must be between 0 and 3 months for 66 percent of the loans and between 6 and 36 months for 33 percent of the loans.

        The loan with the new banking syndicate accrues interest at floating rate. The Group has chosen to hedge 26 (22) (64) percent of the loan, with a duration of 9 months. The subordinated loan from Tetra Laval Finance Ltd accrued interest at fixed rate, but has now been repaid. The bond loan accrues interest at fixed rate. Combined, this means that the Group has a comparably low interest risk.

        Calculated on an overall increase of market rates by 100 interest points (1 percentage unit), the interest costs of the Group would increase by about SEK 9 (17) (16) million.

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

        On April 15, 2004 Alfa Laval has signed a new senior credit facility with a banking syndicate. The former facility was transferred to a multi currency revolving credit facility. The new facility is USD 325 million and EUR 150 million, corresponding to SEK 3,492.2 million. At December 31, 2004, SEK 1,286.1 million of the facility are utilised. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

Cash flow risk

        Cash flow risk is defined as the risk that the size of future cash flows linked to financial instruments is fluctuating. This risk is mostly linked to changed interest and currency rates. To the extent that this is perceived as a problem, different derivative instruments are used to fix rates. See description of exposure and hedging measures under interest risk.

Refinancing risk

        Refinancing risk is defined as the risk that the refinancing of maturing loans becomes difficult or costly. The loans of the Group are mainly long term and only mature when the agreed loan period expires. This means that the Group during the foreseeable future does not need to refinance maturing loans. On April 15, 2004 Alfa Laval has signed a new senior credit facility with a banking syndicate. The former facility was transferred to a multi currency revolving credit facility. The new facility is USD 325 million and EUR 150 million, corresponding to SEK 3,492.2 million. At December 31, 2004, SEK 1,286.1 million of the facility are utilised. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

Counterpart risks

        Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash, deposits and derivatives.

III-24

        The Group maintains cash and bank and short and long-term investments with various financial institutions approved by the Group. These financial institutions are located in major countries throughout the world and the Group's policy is designed to limit exposures to any one institution. The risk for a counterpart not fulfilling its commitments is limited through the selection of financially solid counterparts and by limiting the engagement per counterpart. The Group performs periodic evaluations of the relative credit standing of those financial institutions that are considered in its investment strategy. The Group does not require collateral on these financial instruments.

        The Group is exposed to credit risk in the event of non-performance by counterparts to derivative instruments. The Group limits this exposure by diversifying among counterparts with high credit ratings and by limiting the volume of transactions with each counter party.

        In total it is the Group's opinion that the counterpart risks are limited.

Operational risks

Risk for bad debts

        The risk for bad debts is referring to the risk that the customer cannot pay for delivered goods due to financial difficulties. The Group sells to a large number of customers in countries all over the world. That some of these customers from time to time face payment problems or go bankrupt is unfortunately part of reality in an operation of Alfa Laval's magnitude. All customers except Tetra Laval represent less than 1 percent of net sales and thereby represent a limited risk. Alfa Laval regularly collects credit information on new customers and, if needed, on old customers. Earlier payment habits have an impact on the acceptance of new orders. On markets with political or financial risks, the Group strives to attain credit insurance solutions. The Group's costs for bad debts are SEK 75.4 (42.2) (32.2) million.

Risk for claims

        The risk for claims refers to the costs Alfa Laval would incur to rectify faults in products or systems and possible costs for penalties. Alfa Laval strives to minimize these costs through an ISO certified quality assurance. The major risks for claim costs appear in connection with new technical solutions and new applications. The risks are limited through extensive tests at the manufacturing site and at the customer site. The Group's claim costs have amounted to SEK 160.5 (151.5) (204.0) million.

Risk connected to technical development

        This risk refers to the risk that some competitor develops a new technical solution that makes Alfa Laval's products technically obsolete and therefore difficult to sell. Alfa Laval addresses this risk by a deliberate investment in research and development aiming at being in the absolute frontline of technical development.

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

III-25

is operating on a large number of geographical markets and within a wide range of customer segments means a diversification that limits the effects of fluctuations in the business climate. Historically, fluctuations in the business climate have not generated decreases in orders received by more than 10 percent.

Prices of raw material

        The Group depends on deliveries of stainless steel, carbon steel, copper and titanium etc for the manufacture of products. The prices in some of these markets are volatile and the supply of titanium has occasionally been limited. There is a limited number of possible suppliers of titanium. The risk for severely increased prices or limited supply constitutes serious risks for the operations. The possibilities to pass on higher input prices to an end customer vary from time to time and between different markets depending on the competition. The Group is addressing this risk by securing long-term supply commitments and through fixed prices from the suppliers during six to twelve months. During 2004 the Group has experienced higher prices for many raw materials, but in particular for stainless steel, carbon steel, copper and titanium. The Group is considering starting to use metal futures to secure the price on strategic metals.

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

        Some of the Group's subsidiaries are involved in two so-called Desert Storm litigations, where war veterans from the Persian Gulf war have sued a large number of companies that are alleged to have delivered equipment to Iraq. The lawsuits, which were initiated in 1994, claim damages in excess of USD 1,000 million each. In Alfa Laval's opinion, adequate guarantees have been received from Tetra Laval, covering possible losses related to these litigations.

        Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of December 31, 2004, named as co-defendant in a total of 175 asbestos-related lawsuits with a total of approximately 13,800 plaintiffs.

        Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

        During the fourth quarter 2004, Alfa Laval Inc. was named as co-defendant in an additional 29 lawsuits with a total of approximately 50 plaintiffs. During the fourth quarter 2004, 12 lawsuits involving

III-26

approximately 680 plaintiffs have been resolved. Alfa Laval Inc. has in addition been dismissed from the proceedings in respect of 840 plaintiffs in ongoing multiple plaintiffs lawsuits.

        Furthermore, the claims of approximately 5,700 plaintiffs pending against Alfa Laval Inc. in Mississippi were, during the fourth quarter 2004, transferred to a federal court in Pennsylvania responsible for asbestos matters. The transferred claims are in addition to the claims of 522 plaintiffs, which were previously transferred to the same federal court. The court will administratively treat these claims as inactive unless the plaintiffs are able to demonstrate that they have been injured by asbestos. Alfa Laval will treat these claims as effectively dismissed, although it cannot be ruled out that one or more of the claims might be reinstated.

        Alfa Laval Inc. has insurance coverage for the asbestos-related claims under a large number of insurance policies issued by several insurance companies. Primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of defence costs. Most of these insurance carriers have confirmed that they will, taken together, provide coverage for a substantial majority of the costs arising from the claims. Alfa Laval is in the process of negotiating settlement agreements with certain of its insurance carriers. These negotiations primarily relates to the extent of coverage and/or the documentation concerning the existence of certain insurance policies.

        Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

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

Insurance risks

        These risks refer to the costs that Alfa Laval may incur due to an inadequate insurance coverage for property, business interruption, liability, transport, life and pensions. The Group strives to maintain an insurance coverage that keeps the risk level at an acceptable level for a Group of Alfa Laval's size and is still cost efficient. At the same time a continuous work is going on to minimise the risks in the operations through proactive measures.

Risks connected to credit terms

        This risk is referring to the limited freedom of action that can be imposed on the Group through restrictions connected to credit terms in loan agreements. The loan agreement with the new banking syndicate does not contain any such restrictions.

III-27

Note 1. Segment reporting

        Alfa Laval's primary segments are the two divisions"Equipment" and"Process Technology". The divisions are based on a split into a number of customer segments. The customers to the Equipment division purchase products whereas the customers to the Process Technology division purchase solutions for processing applications. The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service. The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

        Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

Divisional reporting

	Orders received
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	8,862.3	8,069.9	8,092.6
Process Technology	6,818.0	5,990.6	6,488.1
Operations and other	59.7	84.8	94.1

Total	15,740.0	14,145.3	14,674.8

	Order backlog
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	2,097.3	1,598.9	1,564.5
Process Technology	2,640.6	2,398.0	2,752.6
Operations and other	25.5	24.2	23.0

Total	4,763.4	4,021.1	4,340.1

	Net sales
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	8,250.4	7,841.8	8,129.6
Process Technology	6,683.3	5,993.6	6,377.1
Operations and other	52.1	73.9	88.2

Total	14,985.8	13,909.3	14,594.9

III-28

	Operating income
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	1,002.4	1,022.6	1,098.8
Process Technology	540.8	363.3	537.5
Operations and other	(327.7)	(247.9)	(383.3)

Subtotal	1,215.5	1,138.0	1,253.0
Comparison distortion items	36.7	5.6	(29.2)

Total	1,252.2	1,143.6	1,223.8

	Assets		Liabilities
Consolidated
	2004	2003	2004	2003
	SEK in millions
Equipment	4,396.3	4,529.7	1,325.9	1,318.3
Process Technology	3,853.9	3,791.4	1,125.1	1,019.9
Operations and other	3,959.8	4,129.7	1,700.0	1,687.8

Subtotal	12,210.0	12,450.8	4,151.0	4,026.0
Corporate	1,689.1	2,233.8	4,975.4	6,151.9

Total	13,899.1	14,684.6	9,126.4	10,177.9

        Corporate refers to balance sheet items that are interest bearing or are related to taxes.

	Investments
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	31.8	25.1	24.8
Process Technology	85.1	33.4	33.7
Operations and other	270.6	200.0	218.2

Total	387.5	258.5	276.7

	Depreciation
Consolidated
	2004	2003	2002
	SEK in millions
Equipment	226.3	236.6	250.5
Process Technology	223.8	224.0	236.2
Operations and other	295.7	326.6	351.3

Total	745.8	787.2	838.0

Reporting by geographical markets

        Alfa Laval's secondary segments are geographical markets. Countries with more than 10 percent of net sales, assets or investments are reported separately.

III-29

Presentation of geographical markets

Net sales

Consolidated	2004 SEK in millions	%	2003 SEK in millions	%	2002 SEK in millions	%
Customers in
Sweden	887.6	5.9%	893.2	6.4%	835.1	5.7%
Other EU	5,706.5	38.0%	5,186.4	37.3%	5,343.4	36.7%
Other Europe	1,196.5	8.0%	1,118.7	8.0%	1,116.2	7.6%
USA	2,197.4	14.7%	2,159.0	15.5%	2,638.7	18.1%
Other North America	296.2	2.0%	315.0	2.3%	423.5	2.9%
Latin America	583.9	3.9%	553.6	4.0%	626.7	4.3%
Africa	177.3	1.2%	182.7	1.3%	69.6	0.5%
Asia	3,619.9	24.2%	3,242.6	23.3%	3,287.9	22.5%
Oceania	320.5	2.1%	258.1	1.9%	253.8	1.7%

Total	14,985.8	100.0%	13,909.3	100.0%	14,594.9	100.0%

Assets

Consolidated	2004 SEK in millions	%	2003 SEK in millions	%	2002 SEK in millions	%
Sweden	2,524.1	18.2%	2,251.8	15.3%	2,202.4	14.3%
Denmark	1,549.9	11.1%	1,578.8	10.7%	1,627.0	10.5%
Other EU	3,763.8	26.9%	4,032.9	27.5%	4,316.2	28.0%
Other Europe	289.2	2.1%	278.6	1.9%	334.0	2.2%
USA	1,578.2	11.4%	1,877.2	12.8%	2,208.7	14.3%
Other North America	206.7	1.5%	323.6	2.2%	247.2	1.6%
Latin America	244.0	1.8%	220.4	1.5%	237.4	1.5%
Africa	23.7	0.2%	14.2	0.1%	25.8	0.2%
Asia	1,879.9	13.5%	1,687.9	11.5%	1,924.9	12.5%
Oceania	150.5	1.1%	185.4	1.3%	167.3	1.1%

Subtotal	12,210.0	87.8%	12,450.8	84.8%	13,290.9	86.2%
Corporate	1,689.1	12.2%	2,233.8	15.2%	2,135.7	13.8%

Total	13,899.1	100.0%	14,684.6	100.0%	15,426.6	100.0%

III-30

Investments

Consolidated	2004 SEK in millions	%	2003 SEK in millions	%	2002 SEK in millions	%
Sweden	166.2	42.8%	85.4	32.9%	62.8	22.7%
Denmark	34.9	9.0%	39.0	15.1%	34.0	12.3%
Other EU	96.9	25.0%	59.0	22.8%	56.6	20.5%
Other Europe	4.2	1.1%	3.3	1.3%	6.9	2.5%
USA	19.6	5.1%	36.2	14.0%	84.8	30.6%
Other North America	1.6	0.4%	1.2	0.5%	1.9	0.7%
Latin America	3.7	1.0%	3.0	1.2%	2.2	0.8%
Africa	0.2	0.1%	0.7	0.3%	0.6	0.2%
Asia	59.4	15.3%	29.9	11.6%	26.0	9.4%
Oceania	0.8	0.2%	0.8	0.3%	0.9	0.3%

Total	387.5	100.0%	258.5	100.0%	276.7	100.0%

        The values for the "Other EU" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

Note 2. Average number of employees—total

	Number of female employees			Total number of employees
Consolidated
	2004	2003	2002	2004	2003	2002
Parent company	—	—	—	—	—	—
Subsidiaries in Sweden(7)	353	392	347	1,899	1,941	1,891

Total in Sweden(7)	353	392	347	1,899	1,941	1,891
Total abroad(76)	1,499	1,434	1,444	7,501	7,253	7,401

Total for the group(83)	1,852	1,826	1,791	9,400	9,194	9,292

        The figures in brackets in the text column state how many companies had employees as well as salaries and remunerations in 2004.

III-31

Note 2 Continued. Average number of employees—in Sweden by municipality

Employees in Sweden	2004	2003	2002
Botkyrka	462	482	483
Eskilstuna	185	179	175
Göteborg	2	13	2
Lund	967	965	951
Malmö	3	3	3
Ronneby	242	234	240
Stockholm	4	3	3
Other municipalities*	34	62	34

Total	1,899	1,941	1,891

*
Municipalities with less than 10 employees and employees at branch offices abroad.

Note 2 Continued. Average number of employees—by country

	Number of female employees			Total number of employees
Consolidated
	2004	2003	2002	2004	2003	2002
Argentina	11	8	6	42	35	31
Australia	17	19	21	63	66	72
Belgium	27	28	23	127	128	134
Brazil	20	21	23	104	104	111
Bulgaria	4	4	4	12	14	14
Canada	41	59	28	228	150	111
Chile	5	5	4	23	22	21
Colombia	5	5	2	12	12	10
Denmark	281	269	253	1,126	1,098	1,054
Estonia	2	2	2	3	4	4
Philippines	3	3	3	20	21	21
Finland	28	28	28	111	111	111
France	118	119	120	583	599	610
United Arab Emirates	7	7	7	55	50	49
Greece	0	5	12	1	11	34

III-32

	Number of female employees			Total number of employees
Consolidated
	2004	2003	2002	2004	2003	2002
Hong Kong	7	7	15	17	18	44
India	32	32	29	1,045	1,031	1,042
Indonesia	13	13	13	68	68	73
Iran	3	2	2	12	9	9
Italy	79	69	63	506	484	488
Japan	39	31	41	164	158	165
China	100	88	75	479	411	378
Korea	18	15	15	77	75	77
Latvia	4	5	4	9	8	7
Lithuania	4	4	4	4	4	4
Malaysia	26	25	24	70	70	68
Mexico	5	5	9	35	40	50
Netherlands	15	17	32	106	107	108
Norway	15	15	16	53	54	60
New Zeeland	5	4	6	24	27	32
Peru	7	6	6	24	23	26
Poland	23	24	25	118	117	123
Portugal	4	3	3	13	13	14
Romania	4	5	5	13	12	16
Russia	97	98	112	236	235	244
Switzerland	3	2	2	16	15	15
Singapore	21	21	21	46	48	46
Slovakia	1	1	1	8	9	11
Spain	36	31	33	202	202	210
UK*	55	53	55	320	334	344
Sweden	353	392	347	1,899	1,941	1,891
South Africa	8	9	9	36	37	38
Taiwan	12	12	12	31	32	32
Thailand	12	13	13	38	38	37
Czech Republic	13	14	13	60	59	58
Turkey	8	8	7	32	30	28
Germany	66	51	56	242	256	256
Hungary	5	5	5	23	24	26
USA	180	154	172	826	742	849
Venezuela	4	4	4	17	17	15
Austria	6	6	6	21	21	21

Total for the group	1,852	1,826	1,791	9,400	9,194	9,292

*of which employed by the joint venture Rolls Laval				—	—	1

III-33

Note 2. Continued. Sick leave among Swedish employees

        Sick leave in percent of total normal working hours for each category

Consolidated	2004	2003
Sick leave for:
all employees	4.5%	4.5%
all employees during 60 consecutive days or more	2.8%	2.8%
female employees	5.8%	6.0%
male employees	4.2%	4.2%
employees at the age of 29 or younger	3.4%	2.3%
employees between 30 and 49 years of age	3.6%	4.1%
employees at the age of 50 or more	6.3%	6.0%

Note 2. Continued. Distribution of men/women among managers

Consolidated	Number	2004 Male	Female	Number	2003 Male	Female
Board members (excluding deputies)	3	100.0%	0.0%	3	100.0%	0.0%
President and other executive officers	11	100.0%	0.0%	10	100.0%	0.0%
Managers in Sweden	241	85.0%	15.0%	226	85.8%	14.2%
Managers outside Sweden	731	87.3%	12.7%	724	86.9%	13.1%
Managers total	972	86.7%	13.3%	950	86.6%	13.4%

Employees in Sweden	1,899	81.4%	18.6%	1,941	79.8%	20.2%
Employees outside Sweden	7,501	80.0%	20.0%	7,253	80.2%	19.8%
Employees total	9,400	80.3%	19.7%	9,194	80.1%	19.9%

Note 3. Salaries and remunerations—total

Consolidated	2004	2003	2002
	SEK in millions
Board of Directors, Presidents and Vice Presidents	123.3	120.8	133.8
of which, bonus	18.1	20.7	18.3
Other	2,995.9	2,887.3	2,815.9

Total salaries and remunerations	3,119.2	3,008.1	2,949.7
Social security costs	559.0	609.6	548.5
Pension costs, defined benefit plans	145.1	157.9	161.9
Pension costs, defined premium plans	237.6	206.1	222.8

Total costs of personnel	4,060.9	3,981.7	3,883.0

        The Group's pension costs and pension liabilities relating to the Board of Directors, presidents and vice presidents amounts to SEK 43.3 (33.8) (46.8) million and SEK 300.9 (339.0) (346.9) million respectively. SEK 186.2 (201.3) (223.0) million of the pension liabilities is covered by the Alfa Laval Pension Fund.

Chief Executive Officer/Managing Director

        The Chief Executive Officer and Managing Director Lars Renström receives a remuneration of SEK 1,624,501, of which bonus was -. The former Chief Executive Officer and Managing Director Sigge Haraldsson received a remuneration of SEK 7,189,029 (5,076,417) (5,098,854), of which bonus was SEK 2,500,000 (-) (-). The bonus refers to bonus paid during the year.

III-34

        Lars Renström currently has a base salary of SEK 4,000,000 per annum. He has a bonus opportunity with an un-guaranteed target bonus of 25 percent of the base salary and with a maximum opportunity of 50 percent. He does not have an agreement on early retirement. The ordinary ITP up to a salary of 30 base amounts is funded in order to achieve full ITP benefits at the age of 60. If Lars Renström continues his work in Alfa Laval after the age of 60 he will not receive any pension during the time he receives salary. On top of the ordinary ITP he has a defined contribution benefit comprising 50 percent of the base salary. If he dies during the first two years of service these contributions to the defined contribution pension scheme will total at least SEK 4,000,000. If Alfa Laval terminates his employment before the age of 59 he will receive two years' remuneration, between 59 and 60 he will receive one year's remuneration and from 60 he will receive 6 months' remuneration. During the year, Alfa Laval has recorded costs for pension premiums of SEK 1.2 million.

        Sigge Haraldsson had an agreement on early retirement that gave him the option to enter into early retirement at his request from the age of 60. In a press release on January 27, 2004 Sigge Haraldsson communicated his intention to retire in accordance with the agreement in connection with his sixtieth birthday in October 2004. He retired on September 30, 2004. The agreement provided a pension level of 70 percent of the salary at the time of retirement after the age of 58. At early retirement, the company maintains the payments of pension premiums as if the employment had lasted until the age of 65. In connection with the early retirement Alfa Laval has paid premiums related to the period up to age 65 of SEK 12.9 million. Out of this SEK 12.6 million had been provided for in prior years, which means that the cost in 2004 was SEK 0.3 million. For the part of the salary that is above the ITP plan's 30 base amounts, the old age pension after 65 is paid with 52.5 percent of the salary up to 80 base amounts and above that with 32.5 percent and family pension with 16.25 percent of the salary. He had a special family pension that represents a life long supplement between the old age pension and the family pension according to ITP. During the year, Alfa Laval has recorded costs for ordinary pension premiums of SEK 4.1 (4.9) (7.2) million, of which SEK 1.4 (1.7) (3.4) million relates to premiums for early retirement that are paid during a short period of time. There was no separate agreement on severance pay.

Other executive officers

        Other executive officers are the ten members of Group Management in addition to the Chief Executive Officer. Their remunerations amount to SEK 19.1 (20.8) (21.3) million, of which bonuses were SEK 2.2 (4.5) (4.1) million. The bonus refers to bonus paid during the year.

        For these executive officers, early retirement can be offered from the age of 60. The agreement normally gives a pension level of 75 percent of the salary at the time of retirement up to 30 base amounts and above that 50 percent of the salary. Old age pension after 65 and family pension according to ITP do also include the part of the salary above the ITP plan's 30 base amounts. They have a special family pension that represents a supplement between the old age pension and the family pension according to ITP. In addition to that they may exchange salary and bonus for a temporary old age and family pension.

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

III-35

Note 3 Continued. Salaries and remunerations—by country

	Board of Directors, Presidents and Vice Presidents
				Other employees
Consolidated
	2004	2003	2002	2004	2003	2002
	SEK in millions
Argentina	0.6	0.6	0.5	3.1	2.8	3.6
Australia	2.9	2.7	2.6	20.6	20.2	19.9
Belgium	3.5	3.1	3.3	55.1	52.3	48.8
Brazil	1.3	1.3	1.1	13.1	13.0	16.4
Bulgaria	0.3	0.3	0.2	1.2	1.4	1.1
Canada	2.0	3.5	3.3	71.9	59.0	41.5
Chile	0.0	0.0	0.0	3.6	2.7	3.2
Colombia	0.6	0.5	0.4	1.6	0.9	0.9
Denmark	9.1	11.9	9.1	566.2	527.9	409.0
Estonia	0.1	0.0	0.0	0.3	0.2	0.5
Philippines	0.3	0.4	0.4	1.3	1.5	1.8
Finland	2.4	2.5	2.6	41.3	38.7	38.8
France	1.9	2.8	3.4	181.1	180.5	178.0
United Arab Emirates	1.5	1.2	1.7	10.6	10.5	14.5
Greece	0.0	0.0	0.0	0.6	3.8	10.6
Hong Kong	2.1	2.8	3.4	14.8	14.2	22.7
India	1.7	1.5	1.2	38.4	36.4	39.7
Indonesia	1.0	0.6	0.5	4.1	4.3	4.6
Iran	0.0	0.0	0.0	1.3	6.5	4.1
Italy	2.5	3.1	4.5	149.2	133.4	125.2
Japan	10.5	6.9	8.8	80.4	77.3	84.9
China	0.2	0.0	0.0	37.2	28.7	21.6
Korea	1.3	1.3	1.0	20.3	19.4	19.9
Latvia	0.5	0.5	0.4	1.3	1.0	1.0
Lithuania	0.0	0.0	0.0	0.8	0.7	0.7
Malaysia	1.0	1.4	1.5	9.4	9.3	10.5
Mexico	1.5	1.5	1.7	7.6	8.8	11.1
Netherlands	3.1	2.6	2.3	48.7	45.9	46.4
Norway	1.3	1.6	1.3	30.6	29.3	36.4
New Zeeland	0.9	0.6	0.4	6.7	6.6	7.7
Peru	0.0	0.6	1.1	3.0	2.9	3.7
Poland	1.7	2.4	4.0	12.6	11.9	14.1
Portugal	0.0	0.4	1.8	4.2	3.3	3.2
Romania	0.4	0.0	0.0	1.5	1.6	2.3
Russia	0.0	0.0	1.4	29.1	24.3	25.8
Switzerland	1.5	1.5	1.9	10.9	10.3	10.5
Singapore	1.3	1.4	1.4	10.1	10.3	11.8
Slovakia	0.0	0.0	0.1	1.1	1.1	1.2
Spain	1.8	1.8	1.8	68.8	67.4	64.0
UK	2.3	0.0	4.8	124.0	114.9	124.7
Sweden	20.7	22.5	21.6	732.5	715.7	676.4
South Africa	1.6	1.6	0.6	6.8	7.4	6.0
Taiwan	0.8	0.7	0.9	6.5	6.6	7.9

III-36

	Board of Directors, Presidents and Vice Presidents
				Other employees
Consolidated
	2004	2003	2002	2004	2003	2002
	SEK in millions
Thailand	1.1	1.1	1.3	3.8	3.9	4.4
Czech Republic	2.2	0.7	0.8	7.5	7.1	7.0
Turkey	1.4	1.4	1.1	6.9	6.6	5.1
Germany	5.9	7.3	13.9	105.9	136.3	133.7
Hungary	0.9	0.8	0.7	3.9	2.9	3.4
USA	24.2	20.4	17.0	423.4	404.0	475.6
Venezuela	0.4	0.0	0.0	1.8	2.5	2.0
Austria	1.0	1.0	1.7	9.2	9.1	8.2

Total for the group	123.3	120.8	133.8	2,995.9	2,887.3	2,815.9

Note 4. Information on auditors and auditors' fee

        Anders Scherman has resigned from his assignment as auditor of the Alfa Laval Group and has been replaced by Kerstin Mouchard in connection with the Annual General Meeting of shareholder in April 2004.

        During 2004 quotations were taken in from four of the large international audit firms. After a selection process, Ernst & Young were re-assigned to be the Group's auditors as of year 2004 and four years ahead.

Fees and expense compensation

Consolidated		2004	2003	2002
		SEK in millions
Audit
	Ernst & Young	10.9	10.9	12.7
	Other audit firms	1.0	1.1	1.1

	Total	11.9	12.0	13.8
Other projects
	Ernst & Young	6.3	2.7	2.8
	Other audit firms	5.8	4.8	6.6

	Total	12.1	7.5	9.4

        An audit includes examining the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. It also includes an examination in order to give an opinion on the Board's discharge from liability. All other assignments are defined as other projects.

Note 5. Advertising costs

        Advertising costs have amounted to SEK 49.0 (47.3) (40.0) million. These refer to costs for advertisements in newspapers and technical press, participation in trade fairs and brochures.

III-37

Note 6. Comparison distortion items

Consolidated	2004	2003	2002
	SEK in millions
Operational
Other operating income	271.3	242.4	268.7
Comparison distortion income	53.9	5.6	14.0

Total other operating income	325.2	248.0	282.7
Other operating costs	(451.8)	(366.4)	(663.6)
Comparison distortion costs	(17.2)	—	(43.2)

Total other operating costs	(469.0)	(366.4)	(706.8)
Financial
Interest expense	(349.1)	(601.3)	(803.5)
Comparison distortion costs	—	—	(290.7)

Total interest expense	(349.1)	(601.3)	(1,094.2)

Specification of operational gains and losses

Consolidated	2004	2003	2002
	SEK in millions
Gain on:
Sale of real estate	53.9	5.6	—
Sale of Industrial Flow	—	—	14.0

Subtotal gains	53.9	5.6	14.0

Loss on:
Sale of real estate	(2.2)	—	(43.2)
Sale of Tri-Lad	(15.0)	—	—

Subtotal losses	(17.2)	—	(43.2)

Net total	36.7	5.6	(29.2)

        During September 2004 the property in Kenosha, USA, has been divested for SEK 45.3 million with a realised loss of SEK -1.7 million. On July 7, 2004, the property in Madrid, Spain, was divested for SEK 265.1 million with a realised gain of SEK 47.5 million. The divestment of the Tri-Lad operations in Canada has generated a loss of SEK -15.0 million. The sale of some minor properties in Brazil and India has resulted in a realised gain of SEK 6.4 million whereas the sale of a minor property in Denmark has resulted in a realised loss of SEK -0.5 million.

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

III-38

        In connection with the dissolution of the pre-IPO capital structure in 2002, the income statement was charged with non-recurring financial costs of SEK -304.8 million. These consisted of the reversal of capitalised financing costs of totally SEK -219.6 million in connection with the repayment of the loan from Tetra Laval Finance Ltd, the replacement of the previous syndicated loans and the amortisation of the bond loan as well as the premium of SEK -85.2 million at the repayment of 35 percent of the bond loan of EUR 220 million.

Note 7. Depreciation by function

Consolidated	2004	2003	2002
	SEK in millions
Cost of goods sold	(423.5)	(455.9)	(478.0)
Sales	(51.8)	(50.8)	(60.1)
Administration	(67.8)	(72.8)	(97.9)
Research and development	(6.1)	(7.2)	(7.5)
Other income and costs	(5.1)	(9.2)	(6.8)
Goodwill	(191.5)	(191.3)	(187.7)

Total	(745.8)	(787.2)	(838.0)

Note 8. Depreciation by type of assets

Consolidated	2004	2003	2002
	SEK in millions
Goodwill	(191.5)	(191.3)	(187.7)
Patents, trademarks, etc.	(194.9)	(204.7)	(208.3)
Machinery and equipment	(287.4)	(316.1)	(351.4)
Financial leasing machinery and equipment	(3.3)	(4.7)	(7.8)
Buildings and ground installations	(68.7)	(70.4)	(82.8)

Total	(745.8)	(787.2)	(838.0)

Note 9. Result from other securities and receivables accounted for as fixed assets

Consolidated	2004	2003	2002
	SEK in millions
Dividends from other	3.1	6.9	7.8

Total	3.1	6.9	7.8

III-39

Note 10. Interest income/costs and similar result items

Consolidated	2004	2003	2002
	SEK in millions
Interest income
Financial leasing	0.3	0.8	0.2
Other interest	91.1	132.9	139.5
Exchange gains
Unrealised	45.1	42.6	46.3
Realised	29.9	91.2	136.7

Total	166.4	267.5	322.7

Interest costs
Financial leasing	(0.8)	(1.4)	(2.7)
Other interest	(283.9)	(404.8)	(644.2)
Comparison distortion items	—	—	(290.7)
Exchange losses
Unrealised	(11.4)	(101.7)	(26.0)
Realised	(53.0)	(93.4)	(130.6)

Total	(349.1)	(601.3)	(1,094.2)

        In the Group, reported net exchange differences of SEK -19.2 (194.8) (164.9) million relating to debts in foreign currencies have been charged to unrestricted equity. These debts finance the acquisition of shares in foreign subsidiaries and act as a hedge to the acquired net assets. Since 2003 the amount is charged with tax, due to the estimated absorption of tax losses in Sweden, resulting in a net after tax equity impact of SEK -13.8 (140.3) million.

Note 11. Minority interest

        The minority share in subsidiaries' result and minority interests in the balance sheet relate to four subsidiaries in India and Russia where minority owners exist.

Note 12. Taxes on this year's result and other taxes for the Group

Consolidated	2004	2003	2002
	SEK in millions
The major components of the Group's tax costs
Current tax cost	(294.9)	(341.6)	(336.0)
Adjustment for current taxes on prior periods	(8.2)	38.1	72.1
Deferred tax costs/income on changes in temporary differences	(1.3)	153.3	95.0
Deferred tax costs/income on changes in tax rates or new taxes	—	(14.0)	3.4
Tax income from previously unrecognised tax losses or tax credits on temporary differences of prior periods	10.2	40.4	6.0
Deferred tax income from previously unrecognised tax losses or tax credits on temporary differences of prior periods	—	26.1	0.3
Deferred tax cost from the write down or reversal of a previous write down of a deferred tax asset	(3.0)	(17.0)	(26.5)
Other taxes	(29.6)	(19.8)	(32.6)

Total tax cost	(326.8)	(134.5)	(218.3)

III-40

        The difference between the tax costs of the group and the tax cost based upon applicable tax rates, can be explained as follows:

Consolidated	2004	2003	2002
	SEK in millions
Result before minority interests and tax	1,072.6	816.7	460.1
Tax according to applicable tax rates	(253.3)	(194.7)	(133.6)
Tax effect of:
Non-deductible effect of depreciation of goodwill	(63.2)	(63.1)	(61.9)
Equity hedge (tax effect not booked prior to 2003)	—	—	(46.2)
Non-deductible costs	(161.5)	(26.8)	(127.1)
Non-taxable income	86.1	44.0	131.4
Differences between reported official depreciation and depreciation according to tax rules	1.1	(16.0)	(7.2)
Differences between reported other official appropriations and other appropriations according to tax rules	(12.3)	(50.8)	(40.7)
Tax losses and tax credits	114.1	154.6	2.8
Other	(29.6)	(19.8)	(7.9)
Adjustment for current tax on prior periods	(8.2)	38.1	72.1

Total tax costs	(326.8)	(134.5)	(218.3)

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

        Temporary differences exist when there is a difference between the book value and the tax base of assets and liabilities. The Group's temporary differences have resulted in a deferred tax asset or a deferred tax liability relating to the following assets and liabilities:

	2004		2003
Consolidated	Deferred tax		Deferred tax
	asset	liability	asset	liability
	SEK in millions
Intangible assets	34.5	272.1	51.3	338.3
Tangible assets	19.4	337.6	45.8	404.9
Inventory	70.5	15.9	79.5	18.0
Other current assets	2.9	14.8	3.7	1.2
Financial assets	—	7.6	—	—
Short term liabilities	373.7	60.6	332.8	65.4
Tax losses and tax credits*	8.7	—	8.0	—
Other	1.4	86.9	2.9	40.8

Subtotal	511.1	795.5	524.0	868.6
Possible to net	(57.7)	(57.7)	(51.6)	(51.6)

Total deferred taxes	453.4	737.8	472.4	817.0

*
The Group has reported a deferred tax asset on unused tax losses and tax grants of SEK 29.9 (25.0) million. These unused tax losses and tax grants are essentially not restricted in time.

III-41

        In the Group there are temporary differences and unused tax losses and tax credits of SEK 1,491.4 (1,317.4) million that have not resulted in corresponding deferred tax assets, since these are not likely to be used.

        The nominal tax rate has changed in the following countries during 2004 to 2002.

	Tax rates in percentage
Consolidated
	2004	2003	2002
Iran	25	40	40
Singapore	20	22	22
China	13	11	11
United Arab Emirates	10	0	7
Switzerland	20	24	24
Turkey	30	30	28
Latvia	15	22	22
Canada	37	37	39
Peru	30	27	25
Belgium	34	34	40
Bulgaria	20	24	20
Slovakia	19	25	29
Czech Republic	28	28	31
Poland	19	19	28
Hong Kong	18	16	16
Austria	25	34	34
Hungary	16	18	18
Portugal	35	32	32

        The Group's normal effective tax rate is approximately 33 (33) (33) percent based on taxable result, and it is calculated as a weighted average based on each subsidiary's part of the result before tax. Due to non-deductible depreciation of goodwill the actual tax rate was 36.6 (13.5) percent during 2004.

Note 13. Goodwill and step-up values related to the acquisition on August 24, 2000

        When Industri Kapital acquired the Alfa Laval Group from Tetra Laval on August 24, 2000, the acquisition value for the shares was SEK 8,213.8 million. Below is shown a summary of the goodwill and the group step-up or step down values that the acquisition resulted in per type of asset at

III-42

August 24, 2000 and at December 31, 2004. The goodwill is amortised over 20 years. The corresponding presentation by asset type is found in Notes 14 and 15.

		Alfa Laval 2004
Consolidated	Allocated August 24 2000	Opening balance	Acquired	Realised	Planned amortisation	Translation difference	Closing balance
SEK in millions
Buildings	1,058.5	553.8	—	(90.1)	(23.8)	(8.6)	431.3
Land and land improvements	(228.4)	(110.2)	—	22.2		9.0	(79.0)
Machinery	548.3	369.8	—	(2.1)	(55.4)	(5.7)	306.6
Equipment	452.1	310.9	—	(0.8)	(28.6)	(6.6)	274.9
Construction in progress	15.9	—	—	—	—	—	—
Inventory	340.2	—	—	—	—	—	—
Patent and trademarks	461.3	378.2	5.1	—	(20.7)	(14.8)	347.8
Technology	1,279.8	683.1	—	—	(164.9)	(11.5)	506.7
Research and development	53.6	—	—	—	—	—	—
Capital gain (Industrial Flow)	41.8	—	—	—	—	—	—

Subtotal step-up values	4,023.1	2,185.6	5.1	(70.8)	(293.4)	(38.2)	1,788.3
Goodwill	3,276.6	3,098.5	(27.6)	—	(191.5)	(84.8)	2,794.6
Total	7,299.7	5,284.1	(22.5)	(70.8)	(484.9)	(123.0)	4,582.9

        For assets sold, net gains or losses are recognised on the costs basis including any related step-up value. Construction in process was transferred to machinery in 2001.

        The difference between the purchase price paid and the net assets acquired in bioKinetics has due to the settlement decreased. SEK 23.8 million of the remaining amount has been allocated to patents and un-patented know-how, while the residual SEK 84.3 million has been allocated to goodwill. The goodwill is amortised over 10 years.

        The off-setting increase of SEK 9.4 million in goodwill is related to purchase price adjustments during 2004 concerning the acquisitions of Danish Separation Systems A/S in 2002 and Toftejorg in 2003.

        There is no deferred tax liability calculated on the goodwill. The deferred tax liability on the other step-up values is SEK 554.7 (686.3) million.

III-43

Note 14. Intangible fixed assets

Consolidated	2004	2003
	SEK in millions
Concessions, patents, licenses, trademarks and similar rights
Opening balance, accumulated acquisition values	2,076.7	2,132.8
Purchases	48.1	5.0
Acquisition of businesses	4.6	22.3
Sales/disposals	(0.2)	—
Reclassifications	(12.7)	—
Step-up values, patents and trademarks	—	21.0
Translation difference for the year	(49.5)	(104.4)

Closing balance, accumulated acquisition values	2,067.0	2,076.7
Opening balance, accumulated depreciation	(975.9)	(799.2)
Reclassifications	0.1	—
Depreciation of step-up value, patent & trademarks	(20.7)	(22.3)
Depreciation of step-up value, technology	(164.9)	(168.5)
Depreciation for the year	(9.2)	(13.8)
Translation difference for the year	26.7	27.9

Closing balance, accumulated depreciation	(1,143.9)	(975.9)
Closing balance, net book value	923.1	1,100.8

Goodwill
Opening balance, accumulated acquisition values	3,653.8	3,768.6
Goodwill in connection with acquisition of businesses	—	161.9
Additional purchase price	9.4	—
Reduction of purchase price	(37.0)	—
Translation difference for the year	(113.2)	(276.7)

Closing balance, accumulated acquisition values	3,513.0	3,653.8
Opening balance, accumulated depreciation	(555.3)	(399.6)
Depreciation for the year	(191.5)	(191.3)
Translation difference for the year	28.4	35.6

Closing balance, accumulated depreciation	(718.4)	(555.3)
Closing balance, net book value	2,794.6	3,098.5

Renting rights and similar rights
Opening balance, accumulated acquisition values	1.2	1.1
Purchases	0.2	0.1

Closing balance, accumulated acquisition values	1.4	1.2
Opening balance, accumulated depreciation	(0.5)	(0.4)
Depreciation for the year	(0.1)	(0.1)

Closing balance, accumulated depreciation	(0.6)	(0.5)
Closing balance, net book value	0.8	0.7

III-44

Note 15. Property, plant and equipment

Consolidated	2004	2003
	SEK in millions
Real estate
Opening balance, accumulated acquisition values	1,828.6	1,971.2
Purchases	26.9	13.6
Acquisition of businesses	—	9.0
Sales/disposal	(92.1)	(46.3)
Reclassifications	1.9	29.8
Realisation of step-up values due to sale	(84.0)	(0.8)
Translation difference for the year	(53.8)	(147.9)

Closing balance, accumulated acquisition values	1,627.5	1,828.6
Opening balance, accumulated depreciation	(745.4)	(750.7)
Sales/disposals	35.1	6.6
Acquisition of businesses	—	(2.3)
Reclassifications	(1.3)	(3.9)
Realisation of step-up values due to sale	16.0	—
Depreciation of step-up value	(23.8)	(26.0)
Depreciation for the year	(44.1)	(43.6)
Translation difference for the year	22.0	74.5

Closing balance, accumulated depreciation	(741.5)	(745.4)
Opening balance, accumulated revaluations, net	88.0	89.4
Sales/disposals	(28.5)	—
Reclassifications	—	(0.6)
Revaluation for the year	0.7	—
Depreciation for the year on revaluations	(0.8)	(0.8)

Closing balance, accumulated revaluations, net	59.4	88.0
Closing balance, net book value	945.4	1,171.2

Machinery and other technical installations
Opening balance, accumulated acquisition values	2,500.8	2,611.6
Purchases	88.4	85.1
Acquisition of businesses	—	14.1
Sales/disposal	(103.0)	(40.4)
Reclassifications	7.9	(10.4)
Realisation of step-up values due to sale	(3.2)	—
Translation difference for the year	(66.4)	(159.2)

Closing balance, accumulated acquisition values	2,424.5	2,500.8
Opening balance, accumulated depreciation	(1,645.3)	(1,628.5)
Sales/disposals	81.7	37.4
Reclassifications	(6.4)	8.2
Realisation of step-up values due to sale	1.1	—
Depreciation of step-up value	(55.4)	(56.7)
Depreciation for the year	(97.7)	(116.1)
Translation difference for the year	49.2	110.4

Closing balance, accumulated depreciation	(1,672.8)	(1,645.3)
Closing balance, net book value	751.7	855.5

III-45

Note 15 Continued. Property, plant and equipment

Consolidated	2004	2003
	SEK in millions
Equipment, tools and installations
Opening balance, accumulated acquisition values	1,969.1	2,024.6
Purchases	86.7	71.9
Acquisition of businesses	—	25.2
Sales/disposal	(93.6)	(71.6)
Reclassifications	—	26.2
Translation difference for the year	(65.0)	(107.2)

Closing balance, accumulated acquisition values	1,897.2	1,969.1
Opening balance, accumulated depreciation	(1,325.0)	(1,317.3)
Sales/disposals	97.8	67.2
Acquisition of businesses	—	(11.7)
Reclassifications	7.8	5.8
Depreciation of step-up value	(28.6)	(29.3)
Depreciation for the year	(105.7)	(113.7)
Translation difference for the year	49.8	74.0

Closing balance, accumulated depreciation	(1,303.9)	(1,325.0)
Opening balance, accumulated revaluations, net	14.2	15.9
Sales/disposals	—	(1.3)
Reclassifications	—	(0.2)
Revaluation for the year	0.1	0.1
Depreciation for the year on revaluations	—	(0.3)

Closing balance, accumulated revaluations, net	14.3	14.2
Closing balance, net book value	607.6	658.3

Construction in progress and advances to suppliers concerning property, plant and equipment
Opening balance, accumulated acquisition values	58.2	40.8
Purchases	137.2	76.1
Sales/disposal	—	(0.2)
Reclassifications	(19.6)	(52.5)
Translation difference for the year	(3.9)	(6.0)

Closing balance, accumulated acquisition values	171.9	58.2
Closing balance, net book value	171.9	58.2

III-46

Note 15 Continued. Property, plant and equipment

Consolidated	2004	2003
	SEK in millions
Leased machinery
Opening balance, accumulated acquisition values	8.3	14.1
Sales/disposal	—	(5.6)
Translation difference for the year	(0.1)	(0.2)

Closing balance, accumulated acquisition values	8.2	8.3
Opening balance, accumulated depreciation	(5.3)	(7.1)
Sales/disposals	—	3.1
Depreciation for the year	(0.7)	(1.4)
Translation difference for the year	—	0.1

Closing balance, accumulated depreciation	(6.0)	(5.3)
Closing balance, net book value	2.2	3.0

Leased equipment, tools and installations
Opening balance, accumulated acquisition values	22.6	44.7
Purchases	1.2	6.7
Acquisition of businesses	—	0.6
Sales/disposal	(13.1)	(10.5)
Reclassifications	1.8	(15.3)
Translation difference for the year	0.1	(3.6)

Closing balance, accumulated acquisition values	12.6	22.6
Opening balance, accumulated depreciation	(12.3)	(25.9)
Sales/disposals	6.1	9.1
Acquisition of businesses	—	(0.2)
Reclassifications	(2.5)	6.5
Depreciation for the year	(2.6)	(3.3)
Translation difference for the year	0.2	1.5

Closing balance, accumulated depreciation	(11.1)	(12.3)
Closing balance, net book value	1.5	10.3

        Leased machinery and equipment relate to fixed assets which are leased and where the leasing agreement has been considered to be a financial lease. These financial leases are capitalised in the balance sheet.

        The tax assessment value of the Swedish real estate at December 31, 2004 amounted to SEK 126.8 (124.5) million, out of which SEK 49.1 (47.2) million referred to land and land improvements and SEK 77.7 (77.3) million buildings. The book values of the Swedish real estate amounted to SEK 72.0 (72.6) million, out of which land and land improvements were SEK 21.7 (18.7) million and buildings SEK 50.3 (53.9) million.

III-47

Note 16. Financial long-term assets

Consolidated	2004	2003
	SEK in millions
Shares in subsidiaries	—	—
Shares in other companies	2.9	22.5

Total	2.9	22.5

Specification of shares in subsidiaries

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions
Alfa Laval Special Finance AB	556587-8062	Lund		100	4,460.9
Alfa Laval Holding AB	556025-2792	Lund		100	0.0
Alfa Laval Holding AB	556025-2792	Lund	12,500,000	100	0,0
Alfa Laval NV		Maarssen	227,754	100	0.0
Alfa Laval Inc		Newmarket	1,000,000	67	0.0
Tri-Lad Inc		Brantford	4,000	100	0.0
Alfa Laval BioKinetics Inc		Toronto	1,800	100	0.0
Alfa Laval S.A. DE C.V.		Tlalnepantla	45,057,057	100	0.0
Alfa Laval S.A.		San Isidro	699	100	0.0
Alfa Laval Ltda		Sao Paulo		100	0.0
Roston do Brasil Ltda		Sao Paulo	5,249	100	0.0
Alfa Laval S.A.C.I.		Santiago	2,735	100	0.0
Alfa Laval S.A.		Bogota	12,195	100	0.0
Alfa Laval S.A.		Lima	4,346,832	100	0.0
Alfa Laval Venezolana S.A.		Caracas	10,000	100	0.0
Alfa Laval Oilfield C.A.		Caracas	203	81	0.0
Alfa Laval Phe Co Ltd		Jiang Yin		100	0.0
Alfa Laval Flow Equipment (Kunshan) Co Ltd		Jiangsu		75	0.0
Alfa Laval Flow Equipment (Kunshan) Co Ltd		Jiangsu		25	0.0
Alfa Laval (Shanghai) Technologies Co Ltd		Shanghai		100	0.0
Alfa Laval Taiwan Ltd		Taipei	1,499,994	100	0.0
Alfa Laval (China) Ltd		Hong Kong	79,999	100	0.0
PT Alfa Laval Separatama		Jakarta	1,000	80	0.0
Alfa Laval Iran Ltd		Teheran	2,199	100	0.0
Alfa Laval KK		Tokyo	1,200,000	100	0.0
Alfa Techno Service KK		Kanagawa	200	100	0.0
Alfa Laval Industry (PVT) Ltd		Lahore	119,110	100	0.0
Alfa Laval Philippines Inc		Makati	72,000	100	0.0
Alfa Laval Singapore Pte Ltd		Singapore	5,000,000	100	0.0
Alfa Laval (Thailand) Ltd		Bangkok	792,000	100	0.0
Alfa Laval Middle East Ltd		Nicosia	40,000	100	0.0
Alfa Laval Benelux NV/SA		Brussels	33,811	100	0.0
Alfa Laval Ltd		Sofia	100	100	0.0
Alfa Laval Slovakia S.R.O.		Bratislava		1	0.0
Cetetherm SR spol S.R.O.		Liptovsky Mikulas		15	0.0
Alfa Laval Spol S.R.O.		Hradec Kralove		20	0.0
Cetetherm S.R.O.		Prague		5	0.0

III-48

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions
Alfa Laval Denmark Holding A/S		Kolding		100	0.0
Alfa Laval Kolding A/S		Kolding	100,000	100	0.0
Alfa Laval Nordic A/S		Rödovre	1	100	0.0
Alfa Laval Copenhagen A/S		Söborg	1	100	0.0
Alfa Laval Nakskov A/S		Nakskov	1	100	0.0
Alfa Laval Tank Equipment A/S		Ishoej	1	100	0.0
Alfa Laval Nordic OY		Espoo	20,000	100	0.0
Cetetherm OY		Tuusula	5,000	100	0.0
Alfa Laval Nederland B.V.		Maarssen	10,000	100	0.0
Alfa Laval Benelux B.V.		Maarssen	1,475	100	0.0
Alfa Laval Merco B.V.		Hoofddorp	1,475	100	0.0
Alfa Laval Holding A/S		Oslo	520,000	100	0.0
Alfa Laval ExCell AB	556306-2404	Skogstorp	2,500	100	0.0
Alfa Laval Nordic AB	556243-2061	Tumba	1,000	100	0.0
Cetetherm AB	556058-3162	Ronneby	20,000	100	0.0
Alfa Laval Corporate AB	556007-7785	Lund	13,920,000	100	0.0
Alfa Laval (India) Ltd		Poona	11,640,118	64	0.0
Skansen Engineering & Consultancy Co Ltd		Poona	50,000	64	0.0
Alfa Laval Korea Ltd		Seoul	3,640,000	100	0.0
Alfa Laval (Malaysia) Sdn Bhd		Shah Alam	10,000	100	0.0
Alfa Laval Nordic A/S		Oslo	10,000	100	0.0
CTC Ronneby AB	556092-3194	Ronneby	138,000	100	0.0
Alfa Laval Tank Equipment AB		Gothenburg	100,000	100	0.0
Gunclean Toftejorg Pte Ltd		Singapore	300,000	100	0.0
Mosgormash Alfa Laval Moloko		Moscow		55	0.0
Alfa Laval Oilfield C.A.		Caracas	47	19	0.0
Alfa Laval Treasury International AB	556432-2484	Lund	50,000	100	0.0
Alfa Laval Europe AB	556128-7847	Lund	500	100	0.0
Alfa Laval Lund AB	556016-8642	Lund	100	100	0.0
Alfa Laval International Engineering AB	556039-8934	Lund	4,500	100	0.0
Alfa Laval Tumba AB	556021-3893	Tumba	1,000	100	0.0
Bitec Enterprise AG		Volketswil	97,900	100	0.0
Alfa Laval Dis Ticaret Ltd Sti		Istanbul	27,001,755	99	0.0
OÜ Cetetherm		Tallinn	100	100	0.0
Alfa Laval SIA		Riga	125	100	0.0
SIA Cetetherm		Riga	200	100	0.0
Alfa Laval UAB Ltd		Vilnius	2,009	100	0.0
UAB Cetetherm		Vilnius	100	100	0.0
Alfa Laval Australia Pty Ltd		Homebush	2,088,076	100	0.0
Alfa Laval New Zealand Ltd		Hamilton	1,000	100	0.0
Alfa Laval Holding BV		Maarssen	70,000,000	100	0.0
Alfa Laval (Pty) Ltd		Isando	2,000	100	0.0
Alfa Laval Slovakia S.R.O.		Bratislava		99	0.0
Cetetherm SR spol S.R.O.		Liptovsky Mikulas		85	0.0
Alfa Laval Spol S.R.O.		Hradec Kralove		80	0.0
Cetetherm S.R.O.		Prague		95	0.0

III-49

Company name	Registration number	Domicile	Number of shares	Share of capital %	Book value SEK in millions
Alfa Laval France SAS		Les Clayes	920,000	100	0.0
Alfa Laval SAS		Les Clayes	560,000	100	0.0
Alfa Laval Moatti SNC		Les Clayes	24,000	100	0.0
Alfa Laval Spiral SNC		Nevers	79,999	100	0.0
MCD SAS		Guny	71,300	100	0.0
Alfa Laval Vicarb SAS		Grenoble	200,000	100	0.0
Canada Inc		Newmarket	480,000	100	0.0
Alfa Laval Inc		Newmarket	481,600	33	0.0
SCI du Companil		Grenoble	32,165	100	0.0
Cetetherm SA		Lyon	150,000	100	0.0
Alfa Laval Holding GmbH		Glinde		100	0.0
Alfa Laval Mid Europe GmbH		Wiener Neudorf		100	0.0
Alfa Laval Mid Europe GmbH		Glinde	1	100	0.0
Cetetherm Wärmetauschersysteme GmbH		Glinde	1	100	0.0
Alfa Laval Mid Europe AG		Dietlikon	647	100	0.0
Alfa Laval AEBE		Holargos	10,000	100	0.0
Alfa Laval Kft		Budapest	1	100	0.0
Cetetherm—Vicarb Hungary Kft		Budapest		100	0.0
Alfa Laval SpA		Monza	1,930,500	99	0.0
Alfa Laval Polska Sp.z.o.o.		Warsaw	6,862	100	0.0
Cetetherm Polska Sp.z.o.o.		Warsaw		100	0.0
Wytwornia Separator Krakow Sp.z.o.o.		Krakow		100	0.0
Alfa Laval (Portugal) Ltd		Linda-A-Velha		1	0.0
Alfa Laval SRL		Bucharest	61,435	100	0.0
Alfa Laval Iberia SA		Madrid		100	0.0
Alfa Laval (Portugal) Ltd		Linda-A-Velha	1	99	0.0
Alfa Laval Holdings Ltd		Camberley	28,107,000	100	0.0
Alfa Laval 2000		Camberley	28,106	100	0.0
Alfa Laval Ltd		Camberley	12,710,000	100	0.0
Alfa Laval Finance Co Ltd		Camberley	856,000	100	0.0
Alfa Laval Oilfield Ltd		Aberdeen	500,000	100	0.0
Alfa Laval Flow Ltd		Sutton Coldfield	100	100	0.0
Alfa Laval Pumps Ltd		Eastbourne	100	100	0.0
Alfa Laval Thermal Ltd		Camberley	1,000	100	0.0
Alfa Laval Separation Ltd		Camberley	375,000	100	0.0
Rolls Laval Heat Exchangers Ltd		Wolverhampton	5,000	50	0.0
Toftejorg Ltd		Camberley	50,000	100	0.0
Alfa Laval Dis Ticaret Ltd Sti		Istanbul	1	1	0.0
Alfa Laval USA inc		Kenosha		100	0.0
Alfa Laval US Holding Inc		Kenosha	180	100	0.0
Alfa Laval Inc		Kenosha	44,000	100	0.0
Alfa Laval BioKinetics Inc		Philadelphia	100	100	0.0
Kinetics Engineering P C		Durham	100	100	0.0
Hynetics Inc		Logan		50	0.0
Alfa Laval US Treasury Inc		Kenosha	1,000	100	0.0
AO Alfa Laval Potok		Koroljov	31,057,529	100	0.0
OÜ Alfa Laval		Tallinn	1	100	0.0
Alfdex AB	556647-7278			50	0.0
Alfa Laval SpA		Monza		1	0.0

Total					4,460.9

III-50

Specification of shares in other companies

Company name	Domicile	Number of shares	Share of capital %	Book value SEK in thousands
Alfa Laval KK
Chugairo	Japan	5,250		31.8
Orugano	Japan	769		6.4
Asahi Denka	Japan	11,267		426.3
Alfa Laval Philippines Inc
Philippine Long Distance Telephone	Philippines	820		9.6
Alfa Laval Copenhagen A/S
Green City Denmark A/S	Denmark	1		0.0
Alfa Laval France SAS
SEMACLA	France	10		9.0
Alfa Laval Vicarb SAS
SAEM SMD	France	17	0.85	27.0
Alfa Laval Moatti SNC
FELTON	France	100		143.8
Cetetherm SA
Thermothec	France	9,130		1,249.2
Point Piscine	France	210		35.9
Alfa Laval Benelux BV
Bordewes	Netherlands	1		134.8
Alfa Laval NV
Dalian Haven Automation Co Ltd	Hong Kong	102	42.5	799.9
Alfa Laval Nordic A/S
Storebrand	Norway	7,629		0.0
AO Alfa Laval Potok
Unicombank	Russia	800	1.6	13.2
MAX	Russia	100	0.25	6.6
Alfa Laval Corporate AB
European Development Capital
Corporation (EDCC) N.V.	Curacao	36,129		0.0
Multiprogress	Hungary	100	3.18	0.0
Kurose Chemical Equipment Ltd	Japan	180,000	11.25	0.0
Poljopriveda	Yugoslavia			0.0
Tecnica Argo-Industrial S.A.	Mexico	490	49.00	0.0
Adela Investment Co S.A. (preference)	Luxembourg	1,911	0.30	0.0
Adela Investment Co S.A.	Luxembourg	1,911	0.30	0.0
Mas Dairies Ltd	Pakistan	125,000	5.00	0.0

Total				2,893.5

III-51

Note 17. Inventories

Consolidated	2004	2003
	SEK in millions
Raw materials and consumables	798.2	654.5
Work in progress	677.2	592.3
Finished goods & goods for resale, new sales	617.5	622.7
Finished goods & goods for resale, spare parts	323.0	307.5
Advance payments to suppliers	36.6	40.8

Total	2,452.5	2,217.8

        The provision for obsolescence amounts to and has changed as follows:

Obsolescence

Consolidated
Year	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
	SEK in millions
2003	499.0	(36.4)	104.3	(87.9)	(10.1)	—	468.9
2004	468.9	(14.2)	93.8	(64.1)	(49.4)	—	435.0

        The Group's inventories have been accounted for after deduction for inter-company gains in inventory due to internal sales within the Group. The inter-company profit reserve at the end of 2004 amounts to SEK 129.4 (135.8) million.

Note 18. Accounts receivable

        Accounts receivable with a maturity exceeding one year of SEK 153.5 (120.9) million have not been accounted for as fixed assets as they are not intended for permanent use.

        Accounts receivable are reported net of provisions for bad debts. The provision for bad debts amounts to and has changed as follows:

Bad Debts

Consolidated
Year	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
	SEK in millions
2003	242.3	(15.6)	72.3	(72.5)	(30.1)	—	196.4
2004	196.4	(4.5)	101.2	(35.9)	(25.8)	—	231.4

III-52

Note 19. Other short-term receivables

Consolidated	2004	2003
	SEK in millions
Notes receivable	371.1	263.2
Tax receivable	385.4	336.8
Financial leasing receivables	8.6	—
Other receivables	475.1	470.4

Total	1,240.2	1,070.4

Of which, receivables not due within one year
Notes receivable	48.1	44.3
Other receivables	18.7	18.8

Total	66.8	63.1

Note 20. Other current deposits

Consolidated	2004	2003
	SEK in millions
Loan receivables	171.7	573.9
Bonds and other securities	78.8	78.0
Other deposits	6.7	6.7

	257.2	658.6

Of which, deposits not due within one year
Loans receivable	67.2	35.9
Other deposits	5.2	5.2

Note 21. Cash and bank

        The item cash and bank in the balance sheet and in the cash-flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 33.2 (30.8) million. The company is not a wholly owned subsidiary of the Alfa Laval Group. It is owned to 64.1 percent.

Note 22. Impact on cash flow due to acquisition and sale of business

Additional purchase price

        In 2004 an additional purchase price of SEK 7.9 (7.6) million has been paid for Danish Separation Systems and SEK 1.5 (-) million for Toftejorg, see more under the section "Acquisitions" below.

        In connection with the IPO in 2002 an additional purchase price of EUR 40.0 million, corresponding to SEK 367.5 million, was paid to Tetra Laval BV for the original acquisition on August 24, 2000 of the Alfa Laval Holding AB Group. This has entirely been reported as goodwill in the Group and is amortised over the same period as the original acquisition.

Acquisitions

        On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the US for SEK 215 million. Alfa Laval made public in December 2003 that the company had decided to initiate new negotiations with the former owner of bioKinetics Inc. This

III-53

decision was based on the fact that Alfa Laval suspected irregularities in the accounting of certain customer projects in the acquired US-company. The parties were originally unable to resolve the matter, leading Alfa Laval to file a lawsuit against the former owner Kinetics Group Inc and certain individuals. On July 2, 2004 Alfa Laval announced that a settlement agreement had been reached between the parties. The terms of the agreement are confidential. Out of the difference between the purchase price paid and the net assets acquired SEK 23.8 million has been allocated to patents and un-patented know-how, while the residual SEK 84.3 million has been allocated to goodwill. The goodwill is amortised over 10 years. bioKinetics had approx 400 employees and net sales of approximately SEK 550 million.

        On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Toftejorg Group had sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea. The operations are integrated into the Equipment Division. During 2004 an additional purchase price of SEK 1.5 million has been paid. The difference between the purchase price paid and the net assets acquired has thereby increased to SEK 34.7 million. SEK 0.9 million of this has been allocated to a property in the US, while the residual SEK 33.8 million has been allocated to goodwill. The goodwill is amortised over 10 years. Toftejorg had annual sales of about SEK 210 million and approximately 100 employees.

        On September 4, 2002, Alfa Laval acquired Danish Separation Systems A/S, specialists within membrane filtration in the biotechnology, pharmaceutical and food industries. During 2004 an additional purchase price of SEK 7.9 (7.6) million has been paid. The difference between the purchase price paid and the net assets acquired has thus increased to SEK 115.1 million. This has entirely been allocated to goodwill. This goodwill is amortised over 20 years. The company had annual sales of about SEK 90 million and 65 employees within R&D, manufacturing and sales.

        The total value of the acquired assets and liabilities is presented in the table below, which also shows the cash flow impact of the acquisitions.

Consolidated	2004	2003	2002
	SEK in millions
Property, plant and equipment	—	51.4	22.6
Inventory	—	49.9	21.6
Accounts receivable	—	175.3	11.9
Other receivables	—	73.2	30.2
Liquid assets	—	5.9	7.4
Long-term liabilities	—	(23.3)	(8.5)
Accounts payable	—	(107.9)	(6.2)
Other liabilities	(43.9)	(130.7)	(38.3)
Goodwill	(27.6)	161.9	102.4
Other surplus values	5.1	23.2	—
Deferred tax	14.6	16.5	—

Purchase price	51.8	(295.4)	(143.1)
Liquid assets in the acquired business	—	5.9	7.4

Effect on the Group's liquid assets	51.8	(289.5)	(135.7)

Purchase price reimbursement

        In 2004 Alfa Laval has received a purchase price reimbursement of SEK 61.2 million related to the acquisition of bioKinetics in 2003, see comments under the section "Acquisitions" above.

III-54

        In 2002 the Alfa Laval Group received SEK 81.6 million from Tetra Laval BV as a reduction of the purchase price for the acquisition of the Alfa Laval Holding AB Group. The reduction was related to the guarantees issued by the vendor in relation to taxes. The amount did not have an impact on the goodwill for the acquisition but was instead reported against the increased tax cost that the Group experienced after the acquisition. The amount received during 2002 constituted a final settlement with Tetra Laval concerning these guarantees.

Divestments

        On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date was January 30, 2004. Tri-Lad Inc is selling equipment to the oil & gas industry and was a non-core activity within Alfa Laval. It had been up for sale since several years. The Tri-Lad property was sold effective on May 12, 2004. The divestment of the Tri-Lad operations has generated a loss of SEK -15.0 million.

        Industrial Flow was divested on April 2, 2001 to Crane Co in the US. A few activities have remained before the divestment could be completed. During September 2002 a final settlement was made with the buyer, resulting in an increase of the realised gain by SEK 14.0 million. This result item had however no cash flow impact during 2002.

        The total value of the divested assets and liabilities is presented in the table below, which also shows the cash flow impact of the divestments.

Consolidated	2004	2003	2002
	SEK in millions
Property, plant and equipment	12.1	—	—
Inventory	21.4	—	—
Accounts receivable	5.0	—	—
Other receivables	0.3	—	—
Long-term liabilities	(14.5)	—	—
Accounts payable	(15.4)	—	—
Other liabilities	(3.9)	—	—
Realised result	(15.0)	—	—

Purchase price	10.0	—	—
Liquid assets in the sold business	—	—	—

Effect on the Group's liquid assets	10.0	—	—

III-55

Note 23. Defined benefit obligations

        The Group has defined benefit commitments to employees and former employees and their survivors. The benefits are referring to old age pension, survivor's pension, disability pension, health care and severance pay.

Consolidated		2004	2003	2002
		SEK in millions
Present value of the defined benefit obligation, unfunded		(935.2)	(808.3)	(833.2)
Present value of the defined benefit obligation, funded		(2,609.7)	(2,552.7)	(2,196.1)

Present value of the defined benefit obligation at year end		(3,544.9)	(3,361.0)	(3,029.3)
Unrecognised actuarial losses		1,045.9	971.5	567.6
Unrecognised past service cost		2.7	5.1	0.9
Fair value of plan assets		1,830.9	1,761.5	1,853.1

Defined benefit liability		(665.4)	(622.9)	(607.7)
less amount disallowed		—	(5.2)	(6.1)

Net defined benefit liability	(-) liability/(+) asset	(665.4)	(628.1)	(613.8)

Current service cost		(49.0)	(31.0)	(49.0)
Interest cost		(174.7)	(145.8)	(171.0)
Expected return on plan assets		121.0	144.2	90.3
Recognised actuarial losses		(63.1)	(80.6)	(82.4)
Recognised past service cost		(14.8)	(52.0)	(8.2)
Effect of any curtailments or settlements		18.5	(1.3)	67.7

Net plan cost	(-) cost/(+) income	(162.1)	(166.5)	(152.6)

Change in present value of the defined benefit liability:
Present value of defined benefit liability at January 1		(3,361.0)	(3,029.3)	(3,183.5)
Reclassification		(187.7)	—	—
Translation difference		185.3	410.3	226.3
Current service cost		(49.0)	(31.0)	(49.0)
Interest cost		(174.7)	(145.8)	(171.0)
Employee contributions		(5.2)	(8.0)	(5.9)
Current year change in actuarial losses		(142.9)	(677.8)	(82.4)
Recognised past service cost		(14.8)	(52.0)	(8.2)
Effect of any curtailments or settlements		18.5	(1.3)	67.7
Benefit payments		186.6	173.9	176.7

Present value of defined benefit liability at December 31	(-) liability/(+) asset	(3,544.9)	(3,361.0)	(3,029.3)

Change in plan assets:
Fair value of plan assets at January 1		1,761.5	1,853.1	2,338.2
Reclassification		100.4	—	—
Translation difference		(97.8)	(229.3)	(222.6)
Employer contributions		149.0	67.6	71.4
Employee contributions		5.2	8.0	5.9
Actual return on plan assets		99.2	236.0	(163.1)
Benefit payments		(186.6)	(173.9)	(176.7)

Fair value at December 31	(-) liability/(+) asset	1,830.9	1,761.5	1,853.1

Change in defined benefit liability/asset
Defined benefit liability/asset at January 1		(628.1)	(613.8)	(599.5)
Reclassification		(82.1)	—	—
Translation difference		41.9	104.5	71.9
Net plan cost		(162.1)	(166.5)	(152.6)
Employer contributions		149.0	67.6	71.4
Change in unrecognised actuarial gains/losses		17.8	(18.5)	(7.3)
Change in unrecognised past service cost		—	—	0.6
Change in disallowed asset amount		(1.8)	(1.4)	1.7

Defined benefit liability/asset at December 31	(-) liability/(+) asset	(665.4)	(628.1)	(613.8)

III-56

        These defined benefit plans are in place in Austria, Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Norway, South Africa, Sweden, Taiwan, the United Kingdom and the United States. Some plans have been closed for new participants and replaced by defined contribution plans for new employees. The amounts reported as reclassified are referring to two plans that have been reclassified as defined benefit plans under IAS 19. They were previously reported as part of other liabilities.

Note 23 Continued. Defined benefit obligations

Consolidated	2004	2003	2002
	SEK in millions
(-) liability/(+) asset
Assets
Fair value of plan assets	1,830.9	1,761.5	1,853.1
Less amount disallowed	—	(5.2)	(6.1)

	1,830.9	1,756.3	1,847.0
Netting	(1,707.4)	(1,629.6)	(1,740.2)

Assets in balance sheet	123.5	126.7	106.8
Liabilities
Present value of the defined benefit obligation at year end	(3,544.9)	(3,361.0)	(3,029.3)
Unrecognised actuarial gains (less losses)	1,045.9	971.5	567.6
Unrecognised past service costs	2.7	5.1	0.9

	(2,496.3)	(2,384.4)	(2,460.8)
Netting	1,707.4	1,629.6	1,740.2

Provision in balance sheet	(788.9)	(754.8)	(720.6)

        The more significant actuarial assumptions that have been used at the year-end are:

Consolidated	2004	2003	2002
Discount rate	5%	6%	7%
Expected return on investment	7%	8%	8%
Expected wage increase	4%	4%	4%
Change in health care costs	10%	9%	9%
Change of index for future increase of remunerations	4%	4%	4%

        Changes in the health care costs have a significant impact on the costs and the level of the obligations for defined benefit obligations. If the health care costs change by one percent, it gives the following profit and loss effect calculated on the conditions as of the end of 2004:

	2004		2003
Consolidated	1% increase	1% decrease	1% increase	1% decrease
	SEK in millions
Effect on:
Current service costs and interest costs	(7.8)	6.2	(8.4)	6.9
Present value of the defined benefit obligation	(91.3)	74.0	(86.1)	69.4

III-57

Note 24. Other provisions

Consolidated	January 1	Translation difference	New provisions and increase of existing provisions	Amounts used	Unused amounts reversed	Change due to discounting	December 31
	SEK in millions
2003
Claims & warranty	413.7	(19.8)	181.1	(149.1)	(29.6)	—	396.3
Deferred costs	104.0	(1.3)	22.2	(18.2)	(15.3)	—	91.4
Restructuring	207.1	(5.5)	61.1	(100.8)	(6.2)	—	155.7
Onerous contracts	9.5	—	4.0	(3.5)	—	—	10.0
Environmental	3.2	(0.6)	—	(1.3)	—	—	1.3
Litigations	116.0	(0.4)	17.8	(17.2)	(1.3)	—	114.9
Other	135.8	(9.5)	63.9	(61.1)	(7.5)	—	121.6

	989.3	(37.1)	350.1	(351.2)	(59.9)	—	891.2

2004
Claims & warranty	396.3	(8.7)	214.7	(201.2)	(54.2)	—	346.9
Deferred costs	91.4	(0.8)	30.7	(12.2)	(19.9)	—	89.2
Restructuring	155.7	(2.3)	141.8	(99.5)	(4.9)	—	190.8
Onerous contracts	10.0	—	27.7	(6.0)	—	—	31.7
Environmental	1.3	(0.1)	—	(0.4)	—	—	0.8
Litigations	114.9	(0.3)	4.2	(5.6)	(0.3)	—	112.9
Other	121.6	(3.4)	110.9	(44.0)	(9.2)	—	175.9

	891.2	(15.6)	530.0	(368.9)	(88.5)	—	948.2

        Unused amounts reversed refer to, among other items, sold companies, changed classifications and reversals of provisions made on an estimated basis.

        The provisions for restructuring are affecting approximately 175 (160) employees.

Note 25. Loans

Consolidated	2004	2003
	SEK in millions
Credit institutions	1,502.1	2,530.7
Bond loan	1,044.4	1,064.8
Capitalised financial leases	4.2	13.6
Interest-bearing pension liabilities	4.8	5.2

Total debt	2,555.5	3,614.3
Cash, bank and current deposits	672.0	1,213.2

Net debt	1,883.5	2,401.1

        As a consequence of the IPO of Alfa Laval in 2002, the structure of the financial debt changed considerably with the repayment of the loan from Tetra Laval Finance Ltd, the replacement of the previous syndicated loans and the amortisation of the bond loan. In connection with the dissolution of this pre-IPO capital structure, the income statement in 2002 was charged with non-recurring financial costs of SEK -304.8 million. These consisted of the reversal of capitalised financing costs of totally

III-58

SEK -219.6 million in connection with the repayment of the loan from Tetra Laval Finance Ltd, the replacement of the previous syndicated loans and the amortisation of the bond loan as well as the premium of SEK -85.2 million at the repayment of 35 percent of the bond loan of EUR 220 million. These costs were reported as a comparison distortion financial item in 2002.

        Cash, bank and current deposits include bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of SEK 112.0 (108.8) million. The company is not a wholly owned subsidiary of the Alfa Laval Group. It is owned to 64.1 percent.

Loan from credit institutions

        Since April 15, 2004 Alfa Laval has a new senior credit facility with a banking syndicate. The new multi currency revolving credit facility is USD 325 million and EUR 150 million, corresponding to SEK 3,492.2 million. At December 31, 2004, SEK 1,286.1 million of the facility are utilised. During the fourth quarter SEK 87.5 million were amortised. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

        The average interest and currency duration including derivatives is 7.2 (3.5) months at the end of 2004. The interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA as described below.

Net debt/EBITDA	Mark-up
2.50-2.75	0.70%
2.00-2.50	0.525%
1.50-2.00	0.475%
1.00-1.50	0.45%
<1.00	0.40%

        At year end the mark up is 45 (65) (80) interest points. At the end of 2004 the loans are accruing interest in the range of 0.49%-2.79% (0.72%-4.60%) (0.86%-4.82%). The average interest rate at the end of 2004 was 2.26 (1.96) (5.58) percent. The decrease in average interest rates between 2003 and 2002 is due to the cancellation in September 2003 of the previous interest rate swaps that were requested by the first banking syndicate.

        At the end of December 2004, 26 (22) percent of the syndicated loans are hedged to a fixed interest rate.

        Transaction costs totalling SEK 28.1 (27.3) million have been capitalised and are being amortised over the maturity of the loan. The current year's cost for the fee amortisation is SEK -6.5 (-7.8) (-16.8) million.

        The syndicated loan is linked to three financial covenants that must be fulfilled throughout the life of the loan. These covenants refer to the relationship between net debt and EBITDA, the interest coverage ratio and the debt ratio. If the covenants are not fulfilled, the banking syndicate is entitled to demand immediate repayment of the loans, provided that the breach is not temporary. Alfa Laval has fulfilled the covenants with a good margin ever since the loans were raised in April 2004.

Bond loan

        On August 24, 2000, Alfa Laval Special Finance AB borrowed EUR 220 million from Donaldsson, Lufkin & Jenrette and UBS Warburg. On November 9, 2000, this loan was replaced by a bond loan placed with institutional investors of EUR 220 million. It was registered with the Stock Exchange in Luxembourg in December 2000. In July 2001, the loan was registered with the SEC (Securities and Exchange Commission) in the US. The loan accrues interest at 12.125 percent and falls due 2010. Interest payments are due May 15 and November 15 each year. Since the bond is denominated in EUR

III-59

all payments are made in EUR. Transaction costs totalling SEK 24.6 (29.2) million have been capitalised and are being amortised over the maturity of the loan. The current year's cost for the fee amortisation is SEK -4.6 (-5.9) (-12.3) million.

        During 2004, Alfa Laval has re-purchased bonds at the prevailing market rate for a total face value of SEK 11.4 (50.6) (181.5) million. The difference between the higher market value and the face value was SEK 1.8 (9.7) (23.3) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

        Before November 15, 2003 up to 35 percent of the principal amount could be redeemed with the proceeds of a public equity offering. Such a post IPO-redemption was made on June 24, 2002, where 35 percent of the bond loan of EUR 220 million was amortised. This corresponded to EUR 77.0 million or SEK 703.6 million.

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

        Alfa Laval intends to redeem the outstanding bonds on November 15, 2005. This will incur an additional interest cost during the fourth quarter 2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalised transaction costs, totalling SEK 83.9 million.

The loans are distributed among currencies as follows:

Consolidated	Short-term		Long-term
Currency
	2004	2003	2004	2003
	SEK in millions
CAD	1.4	3.7	—	—
DKK	6.0	2.1	7.7	13.7
EUR	115.9	55.3	1,054.0	1,074.1
GBP	0.6	1.8	—	216.3
INR	0.9	—	8.8	10.5
JPY	—	1.0	233.8	248.6
PLN	2.2	17.1	—	—
SEK	100.8	5.4	—	—
USD	9.4	12.2	1,002.8	1,925.3
Other	2.2	5.1	—	3.3

Total	239.4	103.7	2,307.1	3,491.8

Of which, not due within five years:			1,044.4	1,064.8

III-60

Note 26. Other liabilities

Consolidated	2004	2003
	SEK in millions
Financial lessee payable	4.2	13.6
Other non-interest bearing liabilities	475.1	635.1

Total	479.3	648.7

Note 27. Accrued costs and prepaid income

Consolidated	2004	2003
	SEK in millions
Accruals for social security	151.3	146.9
Reserve for severance pay	164.4	212.2
Accrued interest expenses	20.8	27.7
Other accrued expenses and prepaid income	464.5	429.1

Total	801.0	815.9

Of which, accrued costs and prepaid income not due within one year
Accruals for social security	22.5	21.0
Reserve for severance pay	72.0	119.8
Other accrued expenses and prepaid income	6.7	7.7

Total	101.2	148.5

Note 28. Pledged assets and contingent liabilities

Consolidated	2004	2003
	SEK in millions
Pledged assets
Other pledges and similar commitments	50.6	45.4

Total	50.6	45.4

Contingent Liabilities
Discounted bills	96.5	113.7
Performance guarantees	688.1	688.4
Other contingent liabilities	618.2	669.0

Total	1,402.8	1,471.1

        In the new syndicate loan there are no pledges or restrictions. Other contingent liabilities are among other items referring to leased assets.

III-61

Note 29. Transactions with related party

        Tetra Pak within the Tetra Laval Group is Alfa Laval's single largest customer with 5.4 (5.7) (5.7) percent of net sales. In June 1999, Tetra Pak entered into a purchasing agreement with Alfa Laval that governs the distribution, research and development, market sales and information, use of trademarks and intellectual property. The following areas shall be agreed upon from time to time between representatives of the parties: products that are subject to the agreement, prices and discounts of such products, geographical markets and product areas where Tetra Pak is Alfa Laval's preferred distributor, the right of Tetra Pak to affix its trademarks to Alfa Laval products, sales goals for Tetra Pak in defined geographical markets, products and technologies that are the focus of joint research and development and the ownership rights of the research and development result and use of market and sales information. The agreement aims at the applications within liquid food where Tetra Pak has a natural market presence through the deliveries of packaging equipment and packaging material.

        The agreement was prolonged by two years from December 31, 2003. It has a 12-month period of notice. The prices that Tetra Pak receives are not lower than the prices that Alfa Laval would obtain from a comparable third party. The prices are fixed on a calendar year basis.

        Until March 31, 2003 Alfa Laval has purchased services from Tetra Laval Group Transport & Travel for SEK-(0.3) (2.2) million to optimise forwarding, freight and delivery terms and purchase forwarding, freight and person transportation. In addition, Alfa Laval purchases facilities management services relating to the real estate in Lund in Sweden from Tetra Pak Business Support AB for SEK 3.3 (3.3) (3.3) million. Alfa Laval rents premises to Tetra Pak and DeLaval in Russia and in Germany for SEK 12.5 (13.6) (13.8) million. Tetra Pak has moved to other premises and seized to be a tenant in Germany during 2004.

        The Board of Directors for Alfa Laval AB has two representatives from Tetra Laval—Jörn Rausing and Finn Rausing.

        At year-end, Alfa Laval has the following balance items against companies within the Tetra Laval group (Tetra Pak and DeLaval).

Consolidated	2004	2003
	SEK in millions
Assets:
Accounts receivable	19.5	47.3
Other receivables	102.3	78.9
Liabilities:
Accounts payable	13.8	11.3
Other liabilities	1.2	2.5

III-62

        Alfa Laval has had the following transactions with companies within the Tetra Laval group (Tetra Pak and DeLaval).

Consolidated	2004	2003	2002
	SEK in millions
Income statement:
Net sales	805.8	789.8	830.0
Other operating income	12.5	13.6	13.8
Other operating costs	(3.3)	(3.6)	(5.5)
Additional purchase price, increasing goodwill	—	—	367.5
Purchase price reimbursement leading to reduced tax costs/increased tax liabilities	—	—	81.6

Note 30. Work in progress

Consolidated	2004	2003	2002
	SEK in millions
Gross amount of project sales revenue recognised in the period	636.8	467.6	357.4
Aggregated amount of costs incurred and recognised profits (including deduction for reported losses)	769.2	599.0	390.5
Advances received	288.1	219.9	179.4
Retentions	34.4	42.4	11.4
Gross amount due from customers for plant projects	112.1	175.2	80.8
Gross amount due to customers for plant projects	—	0.7	0.7

Note 31. Leasing

        Alfa Laval has entered into non-cancellable operating leases mainly relating to premises and finance lease agreements regarding machinery and equipment with leasing periods of 1-20 years. The leasing fees for non-cancellable operating leases for premises were SEK 232.4 (207.4) (232.9) million. During the year, the Group has entered into finance leases with a capitalised value of SEK 1.2 (6.7) million. See Note 15 for information on the capitalised value of finance leases.

III-63

        The future minimum leasing fees concerning non-cancellable operating leases, distributed on maturity dates, amount to:

Consolidated	Operating leases
Year
	2004	2003	2002
	SEK in millions
2003	N/A	N/A	96.0
2004	N/A	77.3	75.5
2005	65.5	64.7	58.4
2006	51.5	47.0	31.1
2007	37.0	29.2	18.7
2008	25.6	20.2	N/A
2009	7.7	N/A	N/A
Later	26.5	35.8	48.5

Total	213.8	274.2	328.2

        The future minimum leasing fees concerning financial leasing agreements and their net present value, distributed on maturity dates, amount to:

				Present value of financial leases
Consolidated	Financial leases
Year
	2004	2003	2002	2004	2003	2002
	SEK
2003	N/A	N/A	11.3	N/A	N/A	10.6
2004	N/A	7.1	6.0	N/A	6.8	5.5
2005	1.2	3.2	4.0	1.2	3.0	3.5
2006	0.9	2.0	2.5	0.8	1.8	2.1
2007	0.9	0.9	0.9	0.8	0.8	0.8
2008	0.8	0.4	N/A	0.7	0.3	N/A
2009	0.4	N/A	N/A	0.3	N/A	N/A
Later	—	—	—	—	—	—

Total	4.2	13.6	24.7	3.8	12.7	22.5

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

        The average interest and currency duration including derivatives is 7.2 (3.5) months for the syndicated loans at the end of 2004. The majority of the syndicated loans were rolled with new interest rates during December. In total, this means that the carrying value approximates the fair value. The fair value of the bond loan is arrived at by applying the market rate at the last trading date in December.

III-64

        The estimated fair values of the Group's long-term debt as of December 31 are shown below:

	2004		2003
Consolidated	Carrying value	Fair value	Carrying value	Fair value
	SEK in millions
Syndicated bank loans	1,286.1	1,286.1	2,390.2	2,390.2
Bond loan	1,044.4	1,237.8	1,064.8	1,283.2

        The fair values of the Group's foreign currency contracts and interest-rate swaps are estimated based on dealer quotes, quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences, or if there are no relevant comparable contracts, on pricing models or formulas using current assumptions.

        The fair values of the Group's derivative financial instruments as of December 31 were:

	2004		2003
Consolidated	Nominal amount	Fair value	Nominal amount	Fair value
	SEK in millions
Forward exchange contracts	8,987.1	211.4	8,286.0	157.6
Currency options	—	—	90.7	0.2

III-65

Note 33. Reconciliation to US GAAP

Consolidated income statement	Note	2004	2003	2002
		SEK in millions
Net income/(loss) under Swedish GAAP		700.4	640.6	208.2
US GAAP adjustments:
Goodwill and other intangibles with indefinite useful lives	a	191.5	191.3	187.7
Leveraged buy-out accounting	b	15.9	7.1	2.1
Derivative instruments and hedge accounting	c	37.4	266.7	271.2
Tooling costs	d	(18.1)	(4.4)	11.0
Capitalised software	e	(5.8)	(16.7)	(20.2)
Other	f	(0.3)	(0.3)	(0.3)
Deferred taxes:
Tax effect of US GAAP adjustments	g	(2.8)	(67.6)	(26.7)

Sum of adjustments		217.8	376.1	424.8

Net income under US GAAP		918.2	1,016.7	633.0

Earnings per share (SEK)		112.10	124.12	121.05
Average number of shares		8,191,000	8,191,000	5,229,137

Consolidated equity capital	Note	2004	2003
		SEK in millions
Equity capital under Swedish GAAP		4,676.0	4,402.5
US GAAP adjustments:
Goodwill and other intangibles with indefinite useful lives	a	540.6	365.3
Leveraged buy-out accounting	b	397.3	403.8
Derivative instruments and hedge accounting	c	154.6	98.1
Tooling costs	d	73.9	91.4
Capitalised software	e	—	5.8
Other	f	4.5	4.8
Deferred taxes:
Tax effect of US GAAP adjustments	g	(2.8)	(67.6)

Sum of adjustments		1,168.1	901.6

Shareholder's equity under US GAAP		5,844.1	5,304.1

III-66

Note 33 cont. Reconciliation to US GAAP

CHANGE IN CONSOLIDATED EQUITY CAPITAL ACCORDING TO US GAAP

Consolidated
SEK in millions
As per balance sheet on December 31, 2001	4,098.8

2002
New issue of shares	819.0
Equity part of group contribution	(38.4)
Deferred tax on group contribution	(15.0)
Translation difference	(329.6)
Net income for 2002 according to US GAAP	633.0

As per balance sheet on December 31, 2002	5,167.8

2003
Equity part of group contribution	(441.6)
Deferred tax on group contribution	(171.8)
Translation difference	(267.0)
Net income for 2003 according to US GAAP	1,016.7

As per balance sheet on December 31, 2003	5,304.1

2004
Equity part of group contribution	(245.0)
Deferred tax on group contribution	(95.3)
Translation difference	(37.9)
Net income for 2004 according to US GAAP	918.2

As per balance sheet on December 31, 2004	5,844.1

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

        Upon adoption of the new standard, goodwill of SEK 3,217.4 million (calculated in accordance with US GAAP as of December 31, 2001) ceased to be amortised, but is instead tested for impairment. In addition, intangible assets totalling approximately SEK 594 million relating to in-place workforce calculated for US GAAP purposes, as well as approximately SEK 208 million of related deferred tax liabilities, have been reclassified as goodwill. An impairment test has been performed at the end of 2004 indicating that there is not any need to write down the goodwill.

III-67

b) Leveraged buy-out accounting

        In August 2000 Alfa Laval Holding AB and its subsidiaries (the predecessor) was acquired by a newly formed entity, resulting in a change in control. Prior to the transaction, the predecessor was owned 100 percent by Tetra Laval BV, part of the Tetra Laval Group. Subsequent to the transaction, the predecessor ceased to exist and the newly formed company, Alfa Laval AB, was owned 36.8 percent by Tetra Laval BV, 62.5 percent by Industri Kapital and 0.7 percent by management. For US GAAP purposes, this transaction as described in the Board of Directors' report must be accounted for as a leveraged buy-out transaction in accordance with Emerging Issues Task Force (EITF) Abstract 88-16 because the transaction was carried out via a series of highly leveraged transactions through the creation of a newly formed entity that acquired 100 percent of the predecessor and resulting in the former shareholder maintaining a minority interest in the newly formed entity.

        For US GAAP purposes, Alfa Laval AB's basis in the net assets of Alfa Laval Holding AB consists of 83.6 percent fair value and 16.4 percent predecessor basis calculated as shown below:

Consolidated
SEK in millions
Fair value of Alfa Laval Holding on August 23, 2000	10,087.0
Predecessor basis of Alfa Laval Holding on August 23, 2000	5,592.0
63.2% interest in fair value of Alfa Laval Holding of new investors in Alfa Laval AB	6,374.0
36.8% interest in predecessor basis of Alfa Laval Holding of old investors in Alfa Laval AB	2,058.0

8,432.0
Percentage	83.6%

        For US GAAP purposes, the assets acquired in the transaction were stepped up by 83.6 percent of the difference between book value and fair value. The difference between the fair value adjustments recorded and the purchase price was recorded as a debit directly to equity.

        In its Swedish GAAP financial statements, Alfa Laval recorded the acquisition of Alfa Laval Holding as a purchase for cash consideration of SEK 8,214 million plus other consideration and transaction costs for an aggregate purchase price of SEK 8,286 million in exchange for 100 percent of Alfa Laval Holding. This purchase price excludes the value of the Alfa Laval AB shares issued to Tetra Laval BV because this was considered to be a transaction between shareholders which should not be reflected in the issuer's consolidated financial statements in accordance with Swedish GAAP. For US GAAP purposes, Tetra Laval BV's carryover basis in Alfa Laval Holding through its 36.8 percent interest in Alfa Laval AB must be considered in purchase accounting. Accordingly, the purchase price for US GAAP purposes includes the SEK 1,800 million value of the Alfa Laval AB shares issued to Tetra Laval BV as part of the overall consideration paid in exchange for 100 percent of Alfa Laval Holding.

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

III-68

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

III-69

adjustment. Because such criteria have not been met, the change in value of the long-term debt because of currency fluctuations is reported in earnings for US GAAP purposes.

        The US GAAP reconciliation items can be summarized as follows.

Consolidated	2004	2003	2002
	SEK in millions
Hedges of net investments in foreign subsidiaries under Swedish GAAP not qualifying for hedging under FAS 133	(19.1)	194.8	164.9
Change in fair market value of interest-rate swaps not recognized under Swedish GAAP	—	61.1	50.0
Change in fair market value of foreign exchange derivatives not recognized under Swedish GAAP	56.5	10.8	56.3

Total	37.4	266.7	271.2

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

f) Other

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

III-70

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

        As of December 31, 2004 the Group had sold receivables with recourse totalling SEK 96.5 (113.7) million. These are disclosed as discounted bills in the footnote describing contingent liabilities. Under US GAAP, the recourse provisions prevent the transaction from being reported as a sale. Accordingly, the receivables would be kept on the balance sheet, and a loan would be reported for the amount of cash received. The loss on the sale was not material, and this transaction results in no significant impact on US GAAP equity.

        In 2000 Alfa Laval AB issued warrants to management to purchase common stock of Alfa Laval AB. Management paid fair market value in cash for the warrants based on an fair value calculation using the Black-Scholes option pricing model. The Group has elected to use the fair value method in accordance with Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (FAS 123) which requires the fair value of stock compensation grants to be recognized over the vesting period of the grants. Under the terms of the warrant agreement, management was required to pay the fair value determined for the warrants and accordingly there would be no compensation expense associated with the warrants for either Swedish GAAP or US GAAP.

        In August 2001 the US Financial Accounting Standards Board issued FAS 144, Accounting for the Impairment or Disposal of Long Lived Assets. The standard supersedes FAS 121 and parts of Accounting Principles Board Opinion 30 regarding accounting for the impairment or disposal of long-lived assets. FAS 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell and provides new guidance regarding presentation of assets to be disposed. Within Alfa Laval these assets are mainly relating to real estate and more precisely to properties in Belgium, Brazil, France, Wales and Peru. Accounting under FAS 144 does not mean any difference compared to Swedish GAAP. US GAAP is however requiring a reporting of assets for sale according to the below:

	2004		2003
Consolidated	Carrying value	Fair value	Carrying value	Fair value
	SEK in millions
Real estate for sale	39.4	127.1	169.1	403.2

g) Deferred taxes

        As of January 1, 2000 the Group adopted IAS 12 with a view toward meeting both IAS and US GAAP requirements. Accordingly, the Group has applied the liability method and has recorded deferred taxes in accordance with both IAS 12 and FAS 109.

III-71

        The components of income (loss) before taxes under US GAAP are as follows:

Consolidated	2004	2003	2002
	SEK in millions
Swedish	596.0	743.3	316.7
Foreign	653.7	474.8	564.6

Total	1,249.7	1,218.1	881.3

        The tax cost under US GAAP is composed of the following:

Consolidated	2004	2003	2002
	SEK in millions
Current:
Swedish	(82.4)	(7.0)	(4.2)
Foreign	(335.0)	(276.0)	(282.3)
Deferred:
Swedish	10.4	0.8	(20.4)
Foreign	75.5	80.8	58.6

Total	(331.5)	(201.4)	(248.3)

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

III-72

        Comprehensive income under US GAAP is presented as follows:

Consolidated	2004	2003	2002
	SEK in millions
According to US GAAP:
Net income	918.2	1,016.7	633.0
Foreign currency translation	(37.9)	(267.0)	(329.6)

Comprehensive income	880.3	749.7	303.4

        Accumulated comprehensive income under US GAAP is presented as follows:

Consolidated	2004	2003	2002
	SEK in millions
According to US GAAP:
Accumulated net income	2,418.6	1,500.4	483.7
Foreign currency translation	(621.5)	(583.6)	(316.6)

Accumulated comprehensive income	1,797.1	916.8	167.1

III-73

ITEM 18: FINANCIAL STATEMENTS

        Not applicable.

ITEM 19: EXHIBITS

*1.1	Certificate of Registration and Articles of Association of Alfa Laval Special Finance AB.
*2.1	Indenture, dated November 9, 2000 by and among Alfa Laval Special Finance AB, as issuer, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as guarantor, and The Bank of New York, as trustee.
*4.1	Purchasing Contract, dated June 24, 1999, between Alfa Laval AB and Tetra Pak International SA.
*4.2	Purchase Agreement, dated November 2, 2000, among Alfa Laval Special Finance AB, as issuer, Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as guarantor, Donaldson, Lufkin and Jenrette International and UBS AG, acting through its business group UBS Warburg, as underwriters.
*4.3	Intercompany Note, dated August 22, 2000, between Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as borrower, and Alfa Laval Special Finance, as lender.
*4.4	Amendment Agreement to Intercompany Note, dated November 9, 2000, between Alfa Laval Holding AB (renamed from Alfa Laval Credit Finance AB), as borrower, and Alfa Laval Special Finance, as lender.
**4.5	Multicurrency Credit Facility, dated April 15, 2004, among Alfa Laval Treasury International AB, Alfa Laval U.S. Treasury Inc., as borrowers, and Alfa Laval AB (publ) and certain subsidiaries, as guarantor, SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) as lead arranger and facility agent, and the financial lenders named as lender therein.
**4.6	Intercreditor Agreement, dated April 15, 2004, among Alfa Laval Special Finance AB and Alfa Laval Holding AB, each as intra-group debtors, SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent, and the lenders listed in Schedule 1 thereto.
7.1	Statements re: computation of earnings to fixed charges.
8.1	List of subsidiaries. Please see note 16 to the consolidated financial statements.
**11.1	Code of Ethics
**11.2	Audit and Non-Audit Services Pre-Approval Policy
12.1	Certification of Lars Renström, Chief Executive Officer of Alfa Laval Special Finance AB, pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Thomas Thuresson, Chief Financial Officer of Alfa Laval Special Finance AB, pursuant to section 302 of the Sarbanes- Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001, filed with the SEC on April 30, 2002.

**
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on April 23, 2004.

III-74

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised this Annual Report to be signed on its behalf by the undersigned.

Date: April 8, 2005	Alfa Laval Special Finance AB
	By:	/s/ Lars Renström Name: Lars Renström Title: Chief Executive Officer
	By:	/s/ Thomas Thuresson Name: Thomas Thuresson Title: Chief Financial Officer

III-75

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FORWARD-LOOKING STATEMENTS
MARKET SHARE AND INDUSTRY DATA
CERTAIN DEFINITIONS
PART I
  ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3: KEY INFORMATION
Selected Consolidated Historical Financial Data for Alfa Laval Special Finance AB
Unaudited Pro Forma Consolidated Financial Information for Alfa Laval Special Finance AB
Alfa Laval Special Finance AB Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2000
Notes to the Unaudited Pro Forma Financial Data for 2000
  ITEM 4: INFORMATION ABOUT THE COMPANY
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
  ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15: CONTROLS AND PROCEDURES
  ITEM 16
PART III
  ITEM 17: FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ALFA LAVAL SPECIAL FINANCE AB CONSOLIDATED INCOME STATEMENTS
ALFA LAVAL SPECIAL FINANCE AB CONSOLIDATED BALANCE SHEETS
ALFA LAVAL SPECIAL FINANCE AB CONSOLIDATED BALANCE SHEETS, continued
ALFA LAVAL SPECIAL FINANCE AB CONSOLIDATED CASH-FLOW STATEMENTS
ALFA LAVAL SPECIAL FINANCE AB CHANGES IN CONSOLIDATED EQUITY CAPITAL
ALFA LAVAL SPECIAL FINANCE AB CHANGES IN CONSOLIDATED EQUITY CAPITAL, continued
ALFA LAVAL SPECIAL FINANCE AB NOTES TO THE FINANCIAL STATEMENTS Amounts in SEK millions unless otherwise stated
  ITEM 18: FINANCIAL STATEMENTS
  ITEM 19: EXHIBITS
SIGNATURES